Draft No. 2 as confidentially submitted to the U.S. Securities and Exchange Commission on July 13, 2023.
This draft registration statement has not been publicly filed with the U.S. Securities and Exchange
Commission and all information herein remains strictly confidential.

Registration No. [*]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________________________

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

__________________________________________

ACBA Merger Sub I Limited
(Exact name of Registrant as specified in its charter)

__________________________________________

British Virgin Islands	6770	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Rm. 806, 8/F, Tower 2, Lippo Centre, No. 89 Queensway,
Admiralty, Hong Kong
Tel: (852) 2151 5198 / 2151 5598
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

__________________________________________

Cogency Global Inc.
122 East 42nd Street, 18th Floor,
New York, NY 10168
(Name, address, including zip code, and telephone number, including area code, of agent for service)

__________________________________________

Copies of communications to:
Jon Venick DLA Piper LLP (US) 1251 Avenue of the Americas New York, NY 10020 917-778-8651 – Facsimile	Lawrence Venick Loeb & Loeb LLP 2206-19 Jardine House 1 Connaught Place Central, Hong Kong +852 3923 1100 – Facsimile

__________________________________________

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and after all of the conditions set forth in the Merger Agreement are satisfied or waived.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e- 4(i) (Cross- Border Issuer Tender Offer)	☐
Exchange Act Rule 14d- 1(d) (Cross- Border Third- Party Tender Offer)	☐

____________

†         The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction or state where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED [*], 2023

PROXY STATEMENT FOR EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF
ACE GLOBAL BUSINESS ACQUISITION LIMITED
AND PROSPECTUS FOR UNITS, ORDINARY SHARES AND WARRANTS
OF ACE GLOBAL BUSINESS ACQUISITION LIMITED

Proxy Statement/Prospectus dated             , 2023
and first mailed to the shareholders of Ace Global Business Acquisition Limited

            on or about             , 2023

To the Shareholders of Ace Global Business Acquisition Limited:

You are cordially invited to attend the extraordinary general meeting of the Shareholders of Ace Global Business Acquisition Limited (“Ace”, “ACBA”, “we”, “our”, or “us”), which will be held at             , Hong Kong Time, on             , 2023, at             (the “Extraordinary General Meeting”). Ace is a British Virgin Islands business company incorporated as a blank check company for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities, which we refer to as a “target business”. Subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement (as defined below), the proposed business combination will be completed through a two-step process consisting of (i) the Reincorporation Merger (as defined below), and (ii) the Acquisition Merger (as defined below). The Reincorporation Merger and the Acquisition Merger are collectively referred to herein as the “Business Combination”.

As announced on December 23, 2022, Ace has entered into a merger agreement with LE Worldwide Limited, a British Virgin Islands business company (“LEW”), dated as of December 23, 2022, as amended on [*], 2023 (collectively, the “Merger Agreement”), which provides for, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, the proposed Business Combination between Ace and LEW. Subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement (including, but not limited to, the approval and adoption of the Merger Agreement by the shareholders of Ace), the Business Combination is to be effected in two steps: (i) , Ace will merge with and into ACBA Merger Sub I Limited, a British Virgin Islands business company and wholly owned subsidiary of Ace (such company before the Reincorporation Merger is sometimes referred to as “NewCo” and upon and following the Reincorporation Merger is hereinafter sometimes referred to as “PubCo”), with PubCo remaining as the surviving publicly traded entity (the “Reincorporation Merger”); (ii) immediately after the consummation of the Reincorporation Merger, ACBA Merger Sub II Limited, (“Merger Sub”), a British Virgin Islands business company and wholly owned subsidiary of NewCo, will be merged with and into LEW, resulting in LEW becoming a wholly owned subsidiary of PubCo (the “Acquisition Merger”). On March 2, 2023, NewCo and Merger Sub each executed a joinder agreement to the Merger Agreement along with Ace and LEW, making NewCo and Merger Sub parties to the Merger Agreement. As more thoroughly described below, the aggregate consideration for the Acquisition Merger is $150,000,000, payable in the form of 15,000,000 newly issued ordinary shares of PubCo (“PubCo Ordinary Shares”) valued for purposes of calculating the merger consideration at $10.00 per share (the “Merger Consideration Shares”). Upon the consummation of the transactions, PubCo, a British Virgin Islands company, will change its corporate name to “AG DataWorks Limited.”

With respect to the 15,000,000 Merger Consideration Shares to be received by LEW shareholders upon the closing of the Business Combination, 750,000 PubCo Ordinary Shares are to be issued and held by PubCo (the “Holdback Shares”) for a period of time after closing in order to satisfy any indemnification obligations incurred under the Merger Agreement, and the remaining 14,250,000 Merger Consideration Shares, (the “Closing Payment Shares”) shall be delivered at the closing.

At the Extraordinary General Meeting, Ace’s shareholders will be asked to consider and vote upon the following proposals:

1.      Approval of the Reincorporation Merger, which we refer to as the “Reincorporation Merger Proposal” or “Proposal No. 1”;

2.      Approval of the Acquisition Merger, which we refer to as the “Acquisition Merger Proposal” or “Proposal No. 2”;

3.      Approval, for purposes of complying with applicable listing rules of The Nasdaq Stock Market LLC, the issuance of up to an aggregate of 15,000,000 PubCo Ordinary Shares in connection with the Business Combination and related financings, which we refer to as the “Nasdaq Proposal” or “Proposal No. 3”;

4.      Approval of the adoption of, on a non-binding advisory basis, certain differences in the governance provisions set forth in the PubCo’s Amended and Restated Memorandum and Articles of Association, which we refer to as the “Governance Proposal” or “Proposal No. 4”;

5.      Approval of PubCo’s 2023 Equity Incentive Plan, which we refer to as the “Incentive Plan Proposal” or “Proposal No. 5”. A copy of the Incentive Plan is attached to the accompanying proxy statement as Annex C; and

6.      Approval to adjourn the Extraordinary General Meeting under certain circumstances, which is more fully described in the accompanying proxy statement/prospectus, which we refer to as the “Adjournment Proposal” or “Proposal No. 6”; and, together with the Reincorporation Merger Proposal, the Acquisition Merger Proposal, the Nasdaq Proposal, the Governance Proposals and the Incentive Plan Proposal, collectively, the “Proposals”.

If Ace’s shareholders approve the Reincorporation Merger Proposal and the Acquisition Merger Proposal, (i) immediately prior to the consummation of the Business Combination, all outstanding units, including the Private Units (as defined below) of Ace (each of which consists of one ACBA Ordinary Share and one ACBA Warrant) (the “ACBA Units”) will separate into their individual components of ACBA Ordinary Shares and ACBA Warrants, and will cease separate existence and trading and (ii) upon the consummation of the Business Combination, the current equity holdings of Ace’s shareholders shall be exchanged as follows:

(i)     Each Ace’s ordinary share, par value $0.001 per share (“ACBA Ordinary Shares”), issued and outstanding immediately prior to the effective time of the Reincorporation Merger (other than any redeemed shares and any Dissenting Shares (as defined herein)), will automatically be cancelled and cease to exist and for each such ACBA Ordinary Share, PubCo shall issue to each Ace’s shareholder (other than Dissenting Shareholders (as hereinafter defined) and Ace’s shareholders who exercise their redemption rights in connection with the Business Combination) one validly issued PubCo Ordinary Share, which shall be fully paid (with PubCo being a British Virgin Islands company);

(ii)    Each ACBA Ordinary Share, issued and outstanding immediately prior to the closing held by each holder of ACBA Ordinary Shares who has validly exercised such holder’s right to dissent from the Reincorporation Merger in accordance with Section 179 of the British Virgin Islands Business Companies Act, 2004, as amended (the “BVI BC Act”) (a “Dissenting Shareholder”), and who has not effectively withdrawn its right to such dissent (collectively, the “Dissenting Shares”) will be cancelled in exchange for the right to receive payment resulting from the procedure in Section 179 of the BVI BC Act and such Dissenting Shareholder shall not be entitled to receive any PubCo Ordinary Shares otherwise to be issued in connection with the Reincorporation Merger with respect to such Dissenting Shares; and

(iii)   Each warrant to purchase one ACBA Ordinary Share (“ACBA Warrant”) issued and outstanding immediately prior to effective time of the Reincorporation Merger will convert into a warrant to purchase one PubCo Ordinary Share (each, a “PubCo Warrant”) (or equivalent portion thereof). The PubCo Warrants will have substantially the same terms and conditions as set forth in the ACBA Warrants, other than with respect to the security for which they are exercisable.

The Reincorporation Merger Proposal and the Acquisition Merger Proposal are dependent upon each other. It is important for you to note that in the event that either of the Reincorporation Merger Proposal or the Acquisition Merger Proposal is not approved, then Ace will not consummate the Business Combination.

The following shows the cash value of the securities that (i) the public shareholders, (ii) the public warrant holders, (iii) the Sponsor and directors, (iv) the controlling LEW shareholders and (v) PIPE investors, will receive un connection with the Reincorporation and Acquisition.

		As of 4/30/2023 No. of shares
			Per share	Cash value
(i)	Public shareholders	2,335,547	$10.00	23,355,470
(ii)	Public warrant holders	4,600,000	$11.50	52,900,000
(iii)	Sponsor and director	1,750,068	$10.00	17,500,680
(iv)	Current LEW shareholders	15,000,000	$10.00	150,000,000
(v)	PIPE Investors	2,000,000	$10.00	20,000,000

Subject to the assumptions set forth below, it is anticipated that, upon consummation of the Business Combination, Ace’s existing shareholders, including the initial shareholders, will own approximately 19.46% of the issued PubCo Ordinary Shares, and LEW’s current shareholders will own approximately 70.13% of the issued PubCo Ordinary Shares. These relative percentages assume that (i) none of Ace’s existing public shareholders exercise their redemption rights or dissenter rights, each as further discussed herein; (ii) there is no exercise or conversion of PubCo Warrants prior to the consummation of the Business Combination; and (iii) the Notes (defined below) have been converted into ACBA Ordinary Shares at the price of $10.00 per share immediately before the closing of the Business Combination. If any of Ace’s existing public shareholders exercise their redemption rights or dissenter rights, the anticipated percentage ownership of Ace’s existing shareholders will be reduced. Furthermore, if any of the other assumptions are not accurate as of the closing of the Business Combination the anticipated percentage ownership of Ace’s existing shareholders will be modified. You should read “Summary of the Proxy Statement/Prospectus — The Business Combination and the Merger Agreement” and “Unaudited Pro Forma Condensed Combined Financial Statements” for further information.

PubCo is a British Virgin Islands holding company, and is not a Hong Kong operating company. As a holding company with no material operations of its own, PubCo will, upon consummation of the Business Combination, conduct all of its operations in Hong Kong, Singapore, and the PRC through LEW’s Hong Kong, Singaporean, and PRC subsidiaries, in particular, Light Engine International Limited (“LEIL”), its Hong Kong operating subsidiary. In addition, LEIL recently formed Shenzhen Light Engine Limited, its wholly owned PRC subsidiary which has no material operations at the moment but will facilitate the selling of products to horticultural farms based in the PRC. Investors in PubCo Ordinary Shares should be aware that they do not, and may never, hold equity interests in its operating subsidiaries, but rather are holding equity interests solely in PubCo, our British Virgin Islands holding company.

Both Ace and LEW’s auditors, Adeptus Partners, LLC and Marcum Asia CPAs LLP, are headquartered in the U.S. and have been inspected by the PCAOB on a regular basis, and are subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. We do not expect that the Holding Foreign Companies Accountable Act and related regulations will be applicable to PubCo. You should read “Risks Relating to Ace’s Business — The securities of the Post-Combination Company may be delisted or prohibited from being traded “over-the-counter” under the Holding Foreign Companies Accountable Act and the Accelerated Holding Foreign Companies Accountable Act if the PCAOB were unable to fully inspect the company’s auditor“ for further information. PubCo will maintain cash management policies upon consummation of the Business Combination that dictate the purpose, amount and procedure of cash transfers between PubCo, its subsidiaries, or investors. Funds can and are expected to be transferred in accordance with applicable laws and regulations and in accordance with our operating needs. The structure of cash flows within PubCo’s organization upon consummation of the Business Combination, and a summary of the applicable regulations, are as follows:

1. PubCo’s equity structure is an indirect holding structure: the overseas entity to be listed in the U.S., ACBA Merger Sub I Limited, a British Virgin Islands company which as of the Closing shall change its corporate name to “AG DataWorks Limited”, will own 100% of LEW, which in turn owns 100% of Light Engine Pte Limited (“LEPL”), a Singapore holding company. LEPL in turn has two direct wholly-owned subsidiaries: Light Engine International Limited, a Hong Kong operating subsidiary (“LEIL”), and NEOS Ventures Investment Limited (“NVIL”), a British Virgin Islands asset holding subsidiary; and LEIL wholly owns Shenzhen Light Engine Limited, its PRC subsidiary (“SLEL”).

2. Within PubCo’s holding structure, the cross-border transfer of funds within PubCo’s corporate group is legal and compliant with the laws and regulations of the respective jurisdictions where PubCo’s subsidiaries are established, namely the PRC, Hong Kong, Singapore and the British Virgin Islands. After foreign investors’ funds enter PubCo, the funds can be directly transferred to LEW, then transferred to LEPL, and finally to LEIL, NVIL and SLEL. Such transfer of funds may be through loans or capital contributions.

3. If PubCo intends to distribute dividends in the future, as a holding company, it will be dependent on the receipt of funds from its Hong Kong operating subsidiary LEIL and PRC subsidiary SLEL by way of dividend payments. SLEL will transfer the dividends to LEIL in accordance with the laws and regulations of PRC. LEIL will transfer the dividends to LEPL in accordance with the laws and regulations of Hong Kong, and then LEPL will transfer the dividends to LEW and then to PubCo, and the dividends will be distributed from PubCo to all shareholders respectively in proportion to the shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries or regions.

Any future determination related to PubCo’s dividend policy will be made at the discretion of PubCo’s board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments. Subject to the BVI BC Act and PubCo’s Memorandum and Articles of Association, PubCo’s board of directors may authorize and declare a dividend to shareholders at such time and of such an amount as they think fit if they are satisfied, on reasonable grounds, that immediately following the dividend the value of PubCo’s assets will exceed its liabilities and PubCo will be able to pay its debts as they become due. There is no further BVI statutory restriction on the amount of funds which may be distributed by PubCo by dividend.

Under Hong Kong law, dividends can only be paid out of distributable profits (that is, accumulated realized profits less accumulated realized losses) or other distributable reserves. Dividends cannot be paid out of share capital. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by LEIL. There are no restrictions on foreign exchange and there are no limitations on the abilities of PubCo to transfer cash to or from LEIL or to U.S. investors under Hong Kong Law. There are no restrictions or limitation under the laws of Hong Kong imposed on the conversion of HK dollar into foreign currencies and the remittance of currencies out of Hong Kong, nor is there any restriction on foreign exchange to transfer cash between PubCo and LEIL, across borders and to U.S. investors.

Under existing PRC foreign exchange regulations, payment of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or the SAFE, by complying with certain procedural requirements. Therefore, our PRC subsidiary, SLEL, is able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. Approval from, or registration with, appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. Current PRC regulations permit our PRC subsidiary to pay dividends to the Company only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations.

4. In the reporting periods presented in this proxy statement/prospectus and up to the date of this proxy statement/prospectus, save for cash transfers among LEW and its subsidiaries that are made in the ordinary course of business as set forth below, no cash and other asset transfers have occurred among from LEW and its subsidiaries to investors; and no dividends or distributions from any of the subsidiaries has been made to LEW or to investors.

The following are the aggregate intra-group cash transfers made in the ordinary course of business for the six months ended March 31, 2023 and the years ended September 30, 2022, and 2021 and up to the date of this proxy statement/prospectus:

Month	From	To	Amount	Purpose of transfer
February 2023	LEW	LEIL	$2,480,000	Cash transfer for the settlement of accounts payable and operating costs incurred by LEIL
March 2023	LEIL	LEW	$20,000	Cash transfer for the settlement of its transaction costs

See “Selected Historical Consolidated Financial Data of Lew” and LEW’s consolidated financial statements and related notes included elsewhere in this proxy statement/prospectus. For the foreseeable future after the Business Combination, we intend to use PubCo’s earnings to further expand the business and as general working capital. As a result, in the foreseeable future, we do not expect to pay any cash dividends on PubCo’s securities.

The ACBA Units, ACBA Ordinary Shares and ACBA Warrants are currently listed on the Nasdaq Capital Market under the symbols “ACBAU”, “ACBA”, and “ACBAW” respectively. PubCo intends to apply to list the PubCo Ordinary Shares and PubCo Warrants on the Nasdaq Stock Market under the symbols “[*]” and “[*]” respectively, in connection with the closing of the Business Combination. Ace cannot assure you that the PubCo Ordinary Shares and PubCo Warrants will be approved for listing on Nasdaq.

PubCo will be a “controlled company” as defined under the Nasdaq Listing Rules, because Mr. Chung Wai Paul LO, through an entity controlled by him, will be able to exercise a majority of the aggregate voting power of PubCo’s issued and outstanding shares upon the completion of the Business Combination, regardless of the number of share redemptions by ACBA’s shareholders, and as such, may have the ability to control the outcome of matters submitted to shareholders for approval. However, PubCo does not intend to rely on any exemptions under Nasdaq Listing Rules at this time. See the section entitled “Security Ownership of The Combined Company after the Business Combination” of this proxy statement/prospectus for more details.

One of the conditions to the obligations of LEW to consummate the closing of the Business Combination is that PubCo shall remain listed on Nasdaq and the additional listing application for the Closing Payment Shares shall have been approved by Nasdaq. The terms of the Merger Agreement provide that this condition may not be waived without resolicitation or recirculation. If Nasdaq does not approve the listing of PubCo’s securities, or if PubCo is otherwise unable to list its securities on a national securities exchange following the Business Combination, we could face significant material adverse consequences, including (i) reduced liquidity, or a lack of liquidity, for PubCo’s securities and PubCo’s shareholders; (ii) a limited availability of market quotations for PubCo’s securities; (iii) a determination that PubCo Ordinary Shares are a “penny stock” which will require brokers trading in PubCo’s securities to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for PubCo’s securities; (iv) a limited amount of news and analyst coverage for PubCo; and (v) a decreased ability to issue additional securities or obtain additional financing in the future.

Investing in PubCo securities involves a high degree of risk. See “Risk Factors” beginning on page 24 for a discussion of information that should be considered in connection with an investment in PubCo securities.

LEW’s current operations are substantially based in Hong Kong, a Special Administrative Region of China. Although Hong Kong has its own governmental and legal system that is independent from China, it is uncertain whether in the future the Hong Kong government will implement regulations and policies of the Chinese government or adopt regulations and policies of its own that are substantially the same as those of the Chinese government. Moreover, LEIL recently formed SLEL, its wholly owned PRC subsidiary which has no material operations at the moment but will facilitate the selling of products to horticultural farms based in the PRC. As a result, the legal and operational risks associated with operating in China also apply to LEW’s operations in Hong Kong and in China. Given that changes in policies, regulations, rules, and the enforcement of laws of the Chinese government may occur quickly with little advance notice, being subject to various risks that are specific to doing business in China may result in a material change in LEW’s operations and the value of PubCo Ordinary Shares following the Business Combination, or could significantly limit or completely hinder our ability to offer or continue to offer PubCo’s securities to investors and cause the value of such securities to significantly decline or be worthless. Some major potential risks specific to doing business in China include, among others, the following:

•        The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. If such policy extends to cover Hong Kong, our ability to operate in Hong Kong may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. Such policy also affects our ability to expand our business to China or adversely affect our future operations in China. Given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors or accept foreign investments and cause the value of PubCo’s securities to significantly decline or become worthless.

•        The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by the Chinese government requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the China Securities Regulatory Commission (“CSRC”) prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. Although LEW currently conducts part of its business in China through SLEL, our PRC counsel, Fangda Partners, is of the opinion that the Business Combination with LEW is unlikely to be currently subject to CSRC approval. However, if we inadvertently conclude that such permissions or approvals are not required, or applicable laws, regulations, or interpretations change, or the Chinese government extends such rules to cover companies with operations in Hong Kong, and CSRC approval is required for the Business Combination, it is uncertain whether it would be possible for us to obtain the approval, and any failure to obtain or delay in obtaining CSRC approval for the Business Combination would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies. It may hinder PubCo’s ability to list on a U.S. or other foreign exchange and to offer, or continue to offer, securities to investors, and the value of PubCo’s securities might significantly decline or become worthless.

•        Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. On June 5, 2023, LEW, through its indirect subsidiary LEIL, established SLEL, a wholly owned subsidiary in mainland China. Our PRC counsel, Fangda Partners, is of the opinion that LEW is likely not subject to cybersecurity review with the Cyberspace Administration of China, or the “CAC,” after the Cybersecurity Review Measures became effective on February 15, 2022, and is also not subject to network data security review by the CAC. However, if in the future the Chinese government extends such rules to cover companies with operations in Hong Kong or we become subject to such rules because of SLEL’s operations in the Chinese market, LEW may be subject to such reviews and there is no guarantee it can obtain the requisite approvals and its operations could be adversely affected.

See “Risk Factors — Risks Relating to Doing Business in China or Hong Kong” for more details.

As of April 30, 2023, there was approximately $25,936,616 in Ace’s trust account. On [•], 2023, the last sale price of ACBA Ordinary Shares was $[•].

Pursuant to Ace’s second amended and restated memorandum and articles of association, Ace is providing its public shareholders with the opportunity to redeem all or a portion of their ACBA Ordinary Shares at a per-share price, payable in cash, equal to the aggregate amount then on deposit in Ace’s trust account as of two business days prior to the consummation of the Business Combination, including interest, less taxes payable, divided by the number of then outstanding ACBA Ordinary Shares that were sold as part of the ACBA Units in Ace’s initial public offering (“IPO”), subject to the limitations described herein. Ace currently estimates that the per-share price at which public shares may be redeemed from cash held in the Company’s trust account will be approximately $11.11 at the time of the Extraordinary General Meeting, although such amount can change as hereinafter discussed. Ace’s public shareholders may elect to redeem their shares even if they vote for the Reincorporation Merger or the Acquisition Merger or do not vote at all. Ace has no specified maximum redemption threshold under Ace’s memorandum and articles of association. Holders of outstanding ACBA Warrants do not have voting or redemption rights in connection with the Business Combination.

Ace is providing this proxy statement/prospectus and accompanying proxy card to its shareholders in connection with the solicitation of proxies to be voted at the Extraordinary General Meeting and at any adjournments or postponements of the Extraordinary General Meeting.

Each shareholder’s vote is very important. Whether or not you plan to attend the Extraordinary General Meeting in person, please submit your proxy card without delay. Ace’s shareholders may revoke proxies at any time before they are voted at the meeting. Voting by proxy will not prevent a shareholder from voting in person if such shareholder subsequently chooses to attend the Extraordinary General Meeting. If you are a holder of record and you attend the Extraordinary General Meeting and wish to vote in person, you may withdraw your proxy and vote in person. Assuming that a quorum is present, attending the Extraordinary General Meeting either in person or by proxy and abstaining from voting will have the same effect as voting against all the Proposals, and broker non-votes will have no effect on any of the Proposals.

If you sign, date and return your proxy card without indicating how you wish to vote, your shares will be voted in favor of each of the Proposals presented at the Extraordinary General Meeting. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not attend the Extraordinary General Meeting in person, the effect will be that your shares will not be counted for purposes of determining whether a quorum is present at the Extraordinary General Meeting and, if a quorum is present, will have the effect of a vote against all the Proposals. If you are a shareholder of record and you attend the Extraordinary General Meeting and wish to vote in person, you may withdraw your proxy and vote in person.

We encourage you to read this proxy statement/prospectus carefully. In particular, you should review the matters discussed under the caption “Risk Factors” beginning on page 24.

Ace’s board of directors has unanimously approved the Merger Agreement and the Plans of Merger (which, for the avoidance of doubt, include both the Reincorporation Merger as well as the Acquisition Merger), and unanimously recommends that Ace’s shareholders vote “FOR” approval of each of the Proposals. When you consider Ace’s board of directors’ recommendation of these Proposals, you should keep in mind that Ace’s directors and officers have interests in the Business Combination that may conflict or differ from your interests as a shareholder. See “Proposal No. 2 The Acquisition Merger Proposal — Interests of Certain Persons in the Business Combination”.

On behalf of Ace’s board of directors, I thank you for your support and we look forward to the successful consummation of the Business Combination.

Sincerely,
/s/ Eugene Wong
Eugene Wong
Chief Executive Officer and Chairman
Ace Global Business Acquisition Limited

[*], 2023

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in the Business Combination or otherwise or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

HOW TO OBTAIN ADDITIONAL INFORMATION

If you would like to receive additional information or if you want additional copies of this document, agreements contained in the appendices or any other documents filed by Ace with the Securities and Exchange Commission, such information is available without charge upon written or oral request. Please contact Ace at the following address:

Ace Global Business Acquisition Limited
Rm. 806, 8/F, Tower 2, Lippo Centre, No. 89 Queensway, Admiralty, Hong Kong
Attn: Eugene Wong, Chief Executive Officer
Tel: (852) 2151 5198 / 2151 5598

If you would like to request documents, please do so no later than [•], 2023 to receive them before the Extraordinary General Meeting. Please be sure to include your complete name and address in your request. Please see “Where You Can Find More Information” to find out where you can find more information about Ace, NewCo, Merger Sub and LEW. You should rely only on the information contained in this proxy statement/prospectus in deciding how to vote on the Business Combination. Neither Ace, NewCo, Merger Sub nor LEW has authorized anyone to give any information or to make any representations other than those contained in this proxy statement/prospectus. Do not rely upon any information or representations made outside of this proxy statement/prospectus. The information contained in this proxy statement/prospectus may change after the date of this proxy statement/prospectus. Do not assume after the date of this proxy statement/prospectus that the information contained in this proxy statement/prospectus is still correct.

USE OF CERTAIN TERMS

Unless otherwise stated in this proxy statement/prospectus:

•        “ACBA”, “Ace”, “we”, “us”, “the Company” or “our Company” refers to Ace Global Business Acquisition Limited.

•        “Ace Board” refers to Ace’s board of directors.

•        “BVI” refers to the British Virgin Islands and “BVI BC Act” refers to the BVI Business Companies Act, 2004.

•        “Closing Date” refers to the date on which the Business Combination is consummated.

•        “Controlling LEW Shareholder” refers to Mr. Chung Wai Paul LO, who currently owns [*]% of the equity shares of LEW.

•        “DLA” refers to DLA Piper LLP (US).

•        “Exchange Act” refers to the Securities Exchange Act of 1934, as amended.

•        “IPO” refers to the initial public offering of 4,600,000 units (including 600,000 units after Ladenburg exercised its over-allotment option) of Ace consummated on April 8, 2021.

•        “Ladenburg” refers to Ladenburg Thalmann & Co. Inc.

•        “LEW” refers to LE Worldwide Limited, its consolidated subsidiaries and its consolidated affiliated entities.

•        “Loeb” refers to Loeb & Loeb LLP.

•        “LOI” refers to a letter of intent.

•        “Merger Agreement” refers to the merger agreement dated as of December 23, 2022, between Ace and LEW (as supplemented by a joinder agreement dated as of March 2, 2023, executed by Ace, LEW, NewCo and Merger Sub and as amended on [*], 2023).

•        “Note” or “Notes” refers to the unsecured promissory notes issued by Ace to the Sponsor or its affiliates or designees in exchange for the Sponsor or its affiliates or designees depositing such amounts (as applicable) into Ace’s trust account in order to extend the amount of time it has available to complete a business combination.

•        “Plan of Merger” refers to a plan of merger by and among Ace and NewCo and/or Merger Sub and LEW as the context requires.

•        “PRC Subsidiary” or “SLEL” means Shenzhen Light Engine Limited, a company organized under the laws of the People’s Republic of China and a wholly owned subsidiary of LEIL.

•        “Sponsor” refers to Ace Global Investment Limited.

•        “US Dollars”, “$”, “US$” and “USD” refers to the legal currency of the United States.

•        “U.S. GAAP” refers to accounting principles generally accepted in the United States.

•        “VWAP” refers to, for any security as of any date(s), the dollar volume-weighted average price for such security on the principal securities exchange or securities market on which such security is then traded during normal trading hours of such exchange or market, as reported by Bloomberg through its “HP” function (set to weighted average) or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during normal trading hours of such market, as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported by OTC Markets Group Inc. If the VWAP cannot be calculated for such security on such date(s) on any of the foregoing bases, the VWAP of such security on such date(s) shall be the fair market value as determined reasonably and in good faith by a majority of the disinterested directors of the board of directors (or equivalent governing body) of the applicable issuer. All such determinations shall be appropriately adjusted for any stock or share dividend, stock split or share subdivision, stock combination or share consolidation, recapitalization or other similar transaction during such period.

Unless otherwise noted, all translations from Renminbi or Hong Kong Dollars to U.S. dollars and from U.S. dollars to Renminbi or Hong Kong Dollars, as the case may be, in this proxy statement/prospectus are made at [    ] Renminbi to US$1.00 and [    ] Hong Kong Dollars to US$1.00, respectively, representing, in each instance the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on [    ]. We make no representation that any of the aforementioned currencies could have been, or could be, converted into any of the other aforementioned currencies, at any particular rate, the rates stated above, or at all. On [    ], the noon buying rate for Renminbi was [    ] to US$1.00, and the noon buying rate for Hong Kong Dollars was [    ] to US$1.00.

Ace Global Business Acquisition Limited
Rm. 806, 8/F, Tower 2, Lippo Centre, No. 89 Queensway,
Admiralty, Hong Kong
(852) 2151 5198 / 2151 5598

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON               , 2023

TO THE SHAREHOLDERS OF ACE GLOBAL BUSINESS ACQUISITION LIMITED:

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of shareholders of Ace Global Business Acquisition Limited, a British Virgin Islands business company (“Ace”), will be held on               , 2023 at [10:00 AM Hong Kong] Time as a teleconference using the following dial-in information:

US Toll Free
International Toll
Participant Passcode

The Extraordinary General Meeting will be held for the following purposes:

I.       To approve the merger of Ace with and into NewCo, its wholly owned subsidiary, with PubCo surviving the merger. We refer to the merger as the Reincorporation Merger. This proposal is referred to as the Reincorporation Merger Proposal or Proposal No. 1. Holders of ACBA Ordinary Shares as of record date are entitled to vote on this proposal.

II.     To approve the authorization for PubCo to, immediately following the consummation of the Reincorporation Merger, complete the merger of Merger Sub into LEW, resulting LEW becoming a wholly owned subsidiary of PubCo. We refer to the merger as the Acquisition Merger. This proposal is referred to as the Acquisition Merger Proposal or Proposal No. 2. Holders of ACBA Ordinary Shares as of record date are entitled to vote on this proposal.

III.    To approve, for purposes of complying with applicable listing rules of The Nasdaq Stock Market LLC, the issuance of up to an aggregate of 15,000,000 PubCo Ordinary Shares in connection with the Business Combination and related financings. This proposal is referred to as the Nasdaq Proposal or Proposal No. 3.

IV.     To approve the adoption of, on a non-binding advisory basis, certain differences in the governance provisions set forth in the PubCo’s Amended and Restated Memorandum and Articles of Association. This proposal is referred to as the Governance Proposal or Proposal No. 4;

V.      To approve PubCo’s 2023 Equity Incentive Plan. This proposal is referred to as the Incentive Plan Proposal or Proposal No. 5. A copy of the Incentive Plan is attached to the accompanying proxy statement as Annex C; and

VI.    To approve the adjournment of the Extraordinary General Meeting in the event Ace does not receive the requisite shareholder vote to approve any of the above Proposals. This proposal is called the Adjournment Proposal or Proposal No. 6.

All of the proposals set forth above are sometimes collectively referred to herein as the “Proposals”. The Reincorporation Merger Proposal and the Acquisition Merger Proposal are dependent upon each other. It is important for you to note that in the event that either of the Reincorporation Merger Proposal or the Acquisition Merger Proposal is not approved, then Ace will not consummate the Business Combination. In the absence of shareholder approval for a further extension, if Ace does not consummate the Business Combination and fails to complete an initial business combination by July 8, 2023 (or up to October 8, 2023, if the time period is extended, as described herein), Ace will be required to dissolve and liquidate in accordance with its organizational documents.

As of April 30, 2023, there were 3,789,547 ACBA Ordinary Shares issued and outstanding and entitled to vote at the Extraordinary General Meeting or any adjournment thereof. Only Ace’s shareholders who hold shares of record as of the close of business on [•], 2023 are entitled to vote at the Extraordinary General Meeting or any adjournment of the Extraordinary General Meeting. This proxy statement/prospectus is first being mailed to Ace’s shareholders on or about [•], 2023. Approval of each of (i) the Reincorporation Merger Proposal, and (ii) the Acquisition Merger Proposal, in each instance, will require the affirmative vote in excess of 50% of the issued and outstanding ACBA Ordinary Shares present and entitled to vote at the Extraordinary General Meeting or any adjournment thereof. Approval of each of the Nasdaq Proposal, the Governance Proposal, the Incentive Plan Proposal and the Adjournment Proposal will, in each instance, require the affirmative vote in excess of 50% of the issued and outstanding ACBA Ordinary Shares present and entitled to vote at the Extraordinary General Meeting or any adjournment thereof. Assuming that a quorum is present, attending the Extraordinary General Meeting either in person or by proxy and abstaining from voting will have the same effect as voting against the Proposals, and failing to instruct your bank, brokerage firm or nominee to attend and vote, your shares will have no effect on any of the Proposals.

Holders of ACBA Ordinary Shares are entitled to dissenter rights under the BVI BC Act in connection with the Reincorporation Merger. In accordance with Section 179 of the BVI BC Act, a holder of ACBA Ordinary Shares is entitled to payment of the fair value of all of its shares upon validly dissenting from the Reincorporation Merger. Holders of ACBA Ordinary Shares may only dissent in respect of all shares that they hold in Ace. Upon a holder of ACBA Ordinary Shares validly exercising its entitlement under Section 179 of the BVI BC Act, such Dissenting Shareholder shall cease to have any rights (including redemption rights) of a shareholder of Ace except the right to be paid the fair value of its ACBA Ordinary Shares determined in accordance with Section 179 of the BVI BC Act.

A holder of ACBA Ordinary Shares who desires to exercise its dissenter right (i.e., the entitlement to payment of the fair value of all of its ACBA Ordinary Shares in connection with the Reincorporation Merger) is required to give us written objection to the Reincorporation Merger before the Extraordinary General Meeting or before the vote on the Reincorporation Merger Proposal at the Extraordinary General Meeting. Within 20 days immediately following the date on which the approval of Ace’s shareholders is obtained at the Extraordinary General Meeting (or any adjourned meeting), Ace shall give written notice of the approval to each Ace shareholder who gave a valid written objection to the Reincorporation Merger, except for those Ace’s shareholders who after giving the written objection subsequently voted to approve the Reincorporation Merger Proposal at the Extraordinary General Meeting (or any adjourned meeting). Any such holder of ACBA Ordinary Shares who elects to dissent is required, within 20 days immediately following the date on which the notice of approval by Ace referred to above is given, to give Ace a written notice of its decision to elect to dissent, stating: (a) its name and address; (b) the number of ACBA Ordinary Shares in respect of which it dissents; and (c) a demand for payment of the fair value of its ACBA Ordinary Shares. On the effective date of the Reincorporation Merger, a Dissenting Shareholder shall have its ACBA Ordinary Shares automatically cancelled in exchange for the right to receive payment resulting from the procedure in Section 179 of the BVI BC Act and a Dissenting Shareholder shall not be entitled to receive PubCo Ordinary Shares pursuant to the Reincorporation Merger. If the Reincorporation Merger is not approved and therefore the Business Combination is not consummated, the aforementioned election under Section 179 of the BVI BC Act will be given no effect, and the underlying ACBA Ordinary Shares held by the Dissenting Shareholder will remain issued and outstanding in accordance with their terms.

An Ace shareholder who elects to dissent under Section 179 of the BVI BC Act and validly exercises its dissenter right giving it the entitlement to payment of the fair value of the ACBA Ordinary Shares it holds following the procedures set forth above will not be entitled to have its ACBA Ordinary Shares redeemed. If an Ace shareholder has elected to have its ACBA Ordinary Shares redeemed but later elects to dissent, upon receipt of the written notice of such an Ace shareholder’s decision to elect to dissent, Ace shall instruct its transfer agent to return the ACBA Ordinary Shares (physically or electronically) delivered to the transfer agent in connection with such Ace shareholder’s demand for redemption to the Ace shareholder.

Whether or not you plan to attend the Extraordinary General Meeting in person, please submit your proxy card without delay to Advantage Proxy not later than the time appointed for the Extraordinary General Meeting or adjourned meeting. Voting by proxy will not prevent you from voting your shares in person if you subsequently choose to attend the Extraordinary General Meeting. If you fail to return your proxy card and do not attend the meeting in person, the effect will be that your shares will not be counted for purposes of determining whether a quorum is present at the Extraordinary General Meeting. You may revoke a proxy at any time before it is voted at the Extraordinary General Meeting by executing and returning a proxy card dated later than the previous one, by attending the Extraordinary General Meeting in person and casting your vote by ballot or by submitting a written revocation to Advantage Proxy, P.O. Box 13581, Des Moines, WA 98198. Attention: Karen Smith, Telephone: 877-870-8565, that is received by proxy solicitor before we take the vote at the Extraordinary General Meeting. If you hold your shares through a bank or brokerage firm, you should follow the instructions of your bank or brokerage firm regarding revocation of proxies.

Ace’s board of directors unanimously recommends that you vote “FOR” approval of each of the Proposals.

By Order of the Board of Directors,
/s/ Eugene Wong
Eugene Wong
Chief Executive Officer and Chairman of
Ace Global Business Acquisition Limited
[__________], 2023

i

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form S-4 filed by PubCo (File No. 333-_____) with the SEC, constitutes a prospectus of PubCo under Section 5 of the Securities Act, with respect to the issuance of (i) the PubCo Ordinary Shares to Ace’s shareholders, (ii) the PubCo Warrants to holders of ACBA Warrants in exchange for the ACBA Warrants, (iii) the PubCo Ordinary Shares underlying the PubCo Warrants, in each instance; and (iv) the PubCo Ordinary Shares to LEW’s shareholders” in the second DRS. We would do so if we will be trying to register the merger consideration shares, if the Business Combination is consummated. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the Exchange Act, with respect to the Extraordinary General Meeting at which Ace’s shareholders will be asked to consider and vote upon the Proposals, including with respect to the proposals to approve the Reincorporation Merger and the Acquisition Merger.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is not lawful to make any such offer or solicitation in such jurisdiction.

WHERE YOU CAN FIND MORE INFORMATION

Ace files reports, proxy statements and other information with the SEC as required by the Exchange Act. You can read Ace’s SEC filings, including this proxy statement/prospectus, over the Internet at the SEC’s website at http://www.sec.gov.

Information and statements contained in this proxy statement/prospectus, or any annex to this proxy statement/prospectus, are qualified in all respects by reference to the copy of the relevant contract or other annex filed with this proxy statement/prospectus.

If you would like additional copies of this proxy statement/prospectus, or if you have questions about the Business Combination, you should contact Ace at the following address:

Ace Global Business Acquisition Limited
Rm. 806, 8/F, Tower 2, Lippo Centre, No. 89 Queensway, Admiralty, Hong Kong
Attn: Eugene Wong, Chief Executive Officer
Tel: (852) 2151 5198 / 2151 5598

All information contained in this proxy statement/prospectus relating to Ace, PubCo and Merger Sub has been supplied by Ace, and all information relating to LEW has been supplied by LEW. Information provided by either Ace or LEW does not constitute any representation, estimate or projection of the other party.

Neither Ace, PubCo, Merger Sub nor LEW has authorized anyone to give any information or make any representation about the Business Combination or their companies that is different from, or in addition to that contained in this proxy statement/prospectus or in any of the materials that have been incorporated into this proxy statement/prospectus by reference. Therefore, if anyone does give you any such information, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains forward-looking statements, including statements about the parties’ ability to close the Business Combination, the anticipated benefits of the Business Combination, the financial conditions, results of operations, earnings outlook and prospects of PubCo, Ace and/or LEW and may include statements for the period following the consummation of the Business Combination. Forward-looking statements appear in a number of places in this proxy statement/prospectus including, without limitation, in the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of LEW”, and “Business of LEW”. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements are typically identified by words such as “plan”, “believe”, “expect”, “anticipate”, “intend”, “outlook”, “estimate”, “forecast”, “project”, “continue”, “could”, “may”, “might”, “possible”, “potential”, “predict”, “should”, “would”, and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on the current expectations of the management of Ace and LEW, as applicable, and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in “Risk Factors”, those discussed and identified in public filings made with the SEC by Ace and the following:

•        expectations regarding LEW’s strategies and future financial performance, including LEW’s future business plans or objectives, prospective performance and opportunities and competitors, ability to finance its research and development activities, revenues, customer acquisition and retention, products and services, pricing, marketing plans, operating expenses, market trends, liquidity, cash flows and uses of cash, capital expenditures, ability to remediate material weaknesses to its internal control over financial reporting, and LEW’s ability to invest in growth initiatives and pursue acquisition opportunities;

•        the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement;

•        the outcome of any legal proceedings that may be instituted against LEW, Ace and others following announcement of the Merger Agreement and transactions contemplated therein;

•        the inability to complete the Business Combination due to, among other things, the failure to obtain Ace shareholders’ approval;

•        the risk that the proposed Business Combination disrupts current plans and operations of LEW as a result of the announcement and consummation of the Business Combination;

•        the ability to recognize the anticipated benefits of the Business Combination;

•        unexpected costs related to the proposed Business Combination;

•        the amount of any redemptions by existing holders of ACBA Ordinary Shares being greater than expected;

•        the management and board composition of PubCo following the proposed Business Combination;

•        the ability to list PubCo’s securities on Nasdaq;

•        limited liquidity and trading of Ace’s and PubCo’s securities;

•        geopolitical risk and changes in applicable laws or regulations;

•        the possibility that LEW, PubCo and/or Ace may be adversely affected by other economic, business, and/or competitive factors;

•        operational risk;

v

•        the possibility that the COVID-19 pandemic, or another major disease, or the conflict in the Ukraine or other similar macro event disrupts LEW’s business;

•        litigation and regulatory enforcement risks, including the diversion of management time and attention and the additional costs and demands on LEW’s resources; and

•        the risks that the consummation of the Business Combination is substantially delayed or does not occur.

Should one or more of these risks or uncertainties materialize or should any of the assumptions made by the management of Ace, LEW and PubCo prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.

All subsequent written and oral forward-looking statements concerning the Business Combination or other matters addressed in this proxy statement/prospectus and attributable to LEW, Ace, PubCo or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this proxy statement/prospectus. Except to the extent required by applicable law or regulation, PubCo, LEW and Ace undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events.

QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION and
THE EXTRAORDINARY GENERAL MEETING

Questions and Answers About the Merger

Q:     Why are Ace and LEW proposing to enter into the Business Combination?

A:     Ace is a blank check company formed specifically as a vehicle to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, recapitalization or similar business combination with one or more businesses. In the course of Ace’s search for a business combination partner, Ace investigated the potential acquisition of many entities in various industries, including LEW, and concluded that LEW was the best candidate for a business combination with Ace. The following is a brief summary of factors that the Ace Board considered when approving the Business Combination. The Ace Board determined that LEW met, in some fashion, all the criteria set for Ace’s target company screening, namely: (i) strong market positioning; (ii) strong fundamentals with the potential to improve their performance with support from Ace’s management; (iii) distinguished management team; (iv) resilient business model; and (v) potential benefit from capital markets access. The Ace Board also considered the following uncertainties, risks and potentially negative factors concerning the Business Combination with LEW, including: (i) macroeconomic risks; (ii) benefits may not be achieved; (iii) operational risks; (iv) intense competition; (v) no guarantee of sustainable profitable results; and (vi) other risks. For more details on Ace’s search for a business combination partner and the board’s reasons for selecting LEW as Ace’s Business Combination partner, see “Proposal No. 2 The Acquisition Merger Proposal — Background of the Business Combination” and “Proposal No. 2 The Acquisition Merger Proposal — Ace’s Board of Director’s Reasons for Approving the Business Combination” included in this proxy statement/prospectus.

Q:     What is the purpose of this document?

A:     Ace and LEW are proposing to consummate the Business Combination. The Business Combination consists of the Reincorporation Merger and the Acquisition Merger, each of which is described in this proxy statement/ prospectus. In addition, the Merger Agreement and the Plan of Merger are attached to this proxy statement/prospectus as Annex A and is incorporated into this proxy statement/prospectus by reference. This proxy statement/prospectus contains important information about the proposed Business Combination and the other matters to be acted upon at the Extraordinary General Meeting. You are encouraged to carefully read this proxy statement/prospectus, including “Risk Factors” and all the annexes hereto.

Approval of the Reincorporation Merger and the Acquisition Merger will each require the affirmative vote in excess of 50% of the issued and outstanding ACBA Ordinary Shares present and entitled to vote at the Extraordinary General Meeting or any adjournment thereof. Approval of each of the Reincorporation Merger Proposal and the Acquisition Merger Proposal are dependent upon each other. It is important for you to note that in the event that either of the Reincorporation Merger Proposal or the Acquisition Merger Proposal is not approved, then Ace will not consummate the Business Combination. Approval of the Nasdaq Proposal, the Governance Proposal, the Incentive Plan Proposal and the Adjournment Proposal will each require the affirmative vote in excess of 50% of the issued and outstanding ACBA Ordinary Shares present and entitled to vote at the Extraordinary General Meeting or any adjournment thereof.

Approval of the Merger Agreement also will require either the affirmative vote of a majority in excess of 50% of LEW shareholders at a duly convened meeting or written consent of a majority in excess of 50% of LEW shareholders as described in the memorandum and articles of association of LEW.

Q.     Are any of the proposals conditioned on one another?

A:     Yes, the Reincorporation Merger Proposal and the Acquisition Merger Proposal are dependent upon each other. It is important for you to note that in the event that either of the Reincorporation Merger Proposal or the Acquisition Merger Proposal is not approved, Ace will not consummate the Business Combination. In the absence of shareholder approval for a further extension, if Ace does not consummate the Business Combination and fails to complete an initial business combination by July 8, 2023 (or up to October 8, 2023, if the time period is extended, as described herein), Ace will be required to dissolve and liquidate. Adoption of each of the Nasdaq Proposal, the Governance Proposal, the Incentive Plan Proposal and the Adjournment Proposal is not conditioned upon the adoption of any of the other Proposals.

The matters for which the consent of the shareholders of LEW are being sought are not conditioned on one another.

Q:     When is the Business Combination expected to occur?

A:     Assuming the requisite shareholder approvals are received, and the other conditions precedent set forth in the Merger Agreement are satisfied, Ace currently expects that the Business Combination will occur as soon as practicable following the Extraordinary General Meeting and no later than July 8, 2023, but only after PubCo holds a statutory meeting of shareholders, which is expected to be held 10 days after the date of this proxy statement/prospectus.

However, if Ace anticipates that it may not be able to consummate its initial business combination on or before July 8, 2023, Ace may, but is not obligated to, further extend the period of time to consummate a business combination through October 8, 2023. As disclosed in Ace’s prospectus in relation to the IPO, Ace originally had 12 months after the consummation of the IPO to consummate an initial business combination and may extend such period to a total of 21 months after the consummation of the IPO. As approved by its shareholders at the annual meeting of Ace’s Shareholders held on January 5, 2023, Ace entered into an amendment to the investment management trust agreement, dated January 5, 2023, with Continental Stock Transfer & Trust Company and filed a second amended and restated memorandum and articles of association, giving Ace the right to extend the time to complete a business combination a total of five (5) times, as follows: (i) two (2) times for an additional three (3) months each time from January 8, 2023 to July 8, 2023 by depositing into the Company’s trust account $0.15 for each three-month extension for each issued and outstanding ACBA Ordinary Share issued in the IPO that has not been redeemed, followed by (ii) three (3) times for an additional one (1) month each time from July 8, 2023 to October 8, 2023 by depositing into the Company’s trust account $0.05 for each one-month extension for each issued and outstanding ACBA Ordinary Share issued in the IPO that has not been redeemed. On January 5, 2023 and March 24, 2023, Ace issued Notes in the amount of $350,332 and $350,332, respectively to the Sponsor, pursuant to which such amount had been deposited into the Company’s trust account in order to extend the amount of available time to complete a business combination until July 8, 2023. The Notes do not bear interest and mature upon closing of a business combination by the Company. In addition, the Notes may be converted by the holder into units of the Company identical to the units issued in the Company’s initial public offering at a price of $10.00 per unit.

Q:     Who will manage PubCo?

A:     Yeung Man Teddy LO, who currently serves as Chief Executive Officer of LEW, King Sau Nelson PANG, who currently serves as Chief Financial Officer of LEW, Alexander Che Yue CHOY, who currently serves as Chief Strategy Office of LEW and Sai Chung Daniel WONG, who currently serves as Executive Director of LEW, will serve in those respective roles at PubCo following the consummation of the Business Combination. For more information on PubCo’s current and anticipated management, see the section titled “PubCo’s Directors and Executive Officers after the Business Combination” in this proxy statement/prospectus.

Q:     What happens if the Business Combination is not consummated?

A:     If the Business Combination is not consummated, Ace may seek another suitable business combination. In the absence of shareholder approval for a further extension, if Ace does not consummate a business combination by July 8, 2023 (or up to October 8, 2023, if the time period is extended, as described herein), then Ace’s officers must take all actions necessary in accordance with the BVI BC Act to dissolve and liquidate Ace as soon as reasonably practicable. Following dissolution, Ace will no longer exist as a company. In any liquidation, the funds held in the Company’s trust account, plus any interest earned thereon (net of taxes payable), together with any remaining out-of-trust net assets will be distributed pro-rata to holders of ACBA Ordinary Shares who acquired such shares in Ace’s IPO or in the aftermarket. ACE currently expects that the estimated consideration that each ACBA Ordinary Share would be paid at liquidation would be approximately $11.11 per share for shareholders based on amounts on deposit in the Company’s trust account as of April 30, 2023. The closing price of ACBA Ordinary Shares on Nasdaq as of [•], 2023 was $[•]. The Sponsor and other initial shareholders waived the right to any liquidation distribution with respect to any ACBA Ordinary Shares held by them.

If the Business Combination is not consummated, LEW will continue operating as a private company.

Q:     What happens to the funds deposited in the Company’s trust account following the Business Combination?

A:     Following the closing of the Business Combination, holders of ACBA Ordinary Shares exercising redemption rights will receive their per share redemption price out of the funds in the Company’s trust account, and thereafter the balance of the funds will be released to PubCo and utilized to fund working capital and other needs of PubCo. As of April 30, 2023, there was approximately $25,936,616 in Ace’s trust account. Ace estimates that approximately $11.11 per outstanding redeeming share issued in Ace’s IPO will be paid to the public investors exercising their redemption rights. Any funds remaining in the Company’s trust account after such uses will be used for future working capital and other corporate purposes of the combined company.

Q:     Do any of Ace’s directors or officers have interests that may conflict with the interests of Ace’s shareholders with respect to the Business Combination?

A:     Ace’s directors and officers may have interests in the Business Combination that are different from your interests as a shareholder. Ace’s initial shareholders acquired their insider shares prior to the IPO at a nominal price. In November and December 2020, Ace issued an aggregate of 1,150,000 ACBA Ordinary Shares, which we refer to herein as “Insider Shares”, to its initial shareholders, including the Sponsor, for an aggregate purchase price of $25,000, or approximately $0.022 per share. Simultaneous with the closing of the IPO, Ace consummated a private placement with the Sponsor of 304,000 units (the “Private Units”) at a price of $10.00 per Private Unit. The following table sets forth information regarding Ace’s directors and officers and the Sponsor’s beneficial interests in Ace’s securities as at April 30, 2023:

Shareholder	Number of ACBA Ordinary Shares	Number of ACBA Units
Ace Global Investment Limited	1,369,000	304,000
Eugene Wong	20,000	—
Nicholas Xue-Wei Tan	20,000	—
Robert Morris	15,000	—
Yan Xu	15,000	—
Leslie Chow	15,000	—
Total	1,454,000

On March 28, 2022, July 6, 2022, September 28, 2022, January 5, 2023 and March 24, 2023, Ace issued Notes in the aggregate principal amount of $455,400, $455,400, $455,400, $350,332 and $350,332, respectively to the Sponsor in exchange for the Sponsor depositing such amounts into Ace’s trust account in order to extend the amount of time it has available to complete a business combination. The Notes do not bear interest and mature upon the closing of a business combination by Ace. In addition, the Notes may be converted by the holder into ACBA Units at a price of $10.00 per unit by providing Ace with written notice of its intention to convert the Notes at least one business day prior to the closing of the Business Combination. If the proposed Business Combination is not completed by July 8, 2023 (or up to October 8, 2023, if the time period is extended, as described herein), the Notes shall be deemed to be terminated and no amounts will thereafter be due, or if the Notes have been converted, the ACBA Units will be worthless. Such Units would have had an aggregate market value of approximately $2,273,557 based on the closing price of ACBA Units of $11.00 on Nasdaq as of April 30, 2023;

If Ace does not consummate the Business Combination by July 8, 2023 (or up to October 8, 2023, if the time period is extended, as described herein), Ace will be required to dissolve and liquidate and the securities held by our initial shareholders, including the Sponsor, will be worthless because the initial shareholders have agreed to waive their rights to any liquidation distributions. In connection with the Business Combination, the 1,750,068 ACBA Ordinary Shares held by Ace’s directors and the Sponsor (including the ACBA Ordinary Shares underlying the ACBA Units) will automatically convert into 1,750,068 PubCo Ordinary Shares, which if unrestricted and freely tradable, would have had an aggregate market value of approximately $[*] million, based upon the closing price of $[*] per share on Nasdaq on [*], 2023, the most recent practicable date prior to the date of this proxy statement/prospectus. In connection with the Business Combination, the 304,000 ACBA Warrants held by the Sponsor will automatically convert into 304,000 PubCo Warrants, which if unrestricted and freely tradable, would have had an aggregate market value of approximately $0.01 million, based upon the closing price of $0.03 per share on Nasdaq on April 30, 2023, the most recent practicable date prior to the date of this proxy statement/prospectus. As a result of the interests of the Sponsor and Ace’s directors and officers in Ace’s securities, the Sponsor and Ace’s directors and officers have an incentive to complete an initial business combination and may have a conflict of interest in the transaction, including without limitation, in determining whether a particular business is an appropriate business with which to effect Ace’s initial business combination.

Moreover, prior to the IPO, Ace issued an aggregate 1,150,000 ACBA Ordinary Shares to the initial shareholders (including the Sponsor and Ace’s directors and officers) for an aggregate purchase price of $25,000, or approximately $0.022 per share. As a result, Sponsor and Ace’s directors and officers will have rates of return on their respective investments which differ from the rate of return of Ace’s shareholders who purchased ACBA Ordinary Shares at various other prices, including ACBA Ordinary Shares included in ACBA Units that were sold at $10.00 per unit in Ace’s initial public offering. The closing price of ACBA Ordinary Shares on [*], 2023, the most recent practicable date prior to the date of this proxy statement/prospectus, was $[*]. Upon the consummation of the Business Combination, among other things, each of the then issued and outstanding ACBA Ordinary Shares will convert automatically, on a one-for-one basis, into one PubCo Ordinary Share. In the event the share price of PubCo Ordinary Shares falls below the price paid by an Ace shareholder at the time of purchase of the ACBA Ordinary Shares by such shareholder, a situation may arise in which the Sponsor or a director of Ace maintains a positive rate of return on its/his/her ACBA Ordinary Shares while such Ace shareholder experiences a negative rate of return on the shares such Ace shareholder purchased.

The exercise of Ace’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether such changes or waivers are appropriate and in Ace shareholders’ best interests.

Save as mentioned, none of Ace’s officers and directors has or will have any interest in, or affiliation with, PubCo. For a discussion of the fiduciary or contractual obligations that such persons may have to other entities, please see “Directors, Executive Officers, Executive Compensation and Corporate Governance of Ace — Conflicts of Interest”.

Questions and Answers About the Extraordinary General Meeting for Ace’s Shareholders

Q:     What is being voted on at the Extraordinary General Meeting?

A:     Below are the Proposals that the Ace’s shareholders are being asked to vote on:

•        The Reincorporation Merger Proposal to approve the Reincorporation Merger;

•        The Acquisition Merger Proposal to approve the Acquisition Merger;

•        The Nasdaq Proposal to approve, for purposes of complying with applicable listing rules of The Nasdaq Stock Market LLC, the issuance of up to an aggregate of 15,000,000 PubCo Ordinary Shares in connection with the Business Combination and related financings;

•        The Governance Proposal to approve the adoption of, on a non-binding advisory basis, certain differences in the governance provisions set forth in the PubCo’s Amended and Restated Memorandum and Articles of Association;

•        The Incentive Plan Proposal to approve PubCo’s 2023 Equity Incentive Plan; and

•        The Adjournment Proposal to approve the adjournment of the Extraordinary General Meeting in the event Ace does not receive the requisite shareholder vote to approve the above Proposals.

Approval of the Reincorporation Merger Proposal and the Acquisition Merger Proposal will each require the affirmative vote in excess of 50% of the issued and outstanding ACBA Ordinary Shares present and entitled to vote at the Extraordinary General Meeting or any adjournment thereof. The approval of the Reincorporation

x

Merger Proposal and the Acquisition Merger Proposal are dependent upon each other. It is important for you to note that in the event that either of the Reincorporation Merger Proposal or the Acquisition Merger Proposal is not approved, then Ace will not consummate the Business Combination. Approval of each of the Nasdaq Proposal, the Governance Proposal, the Incentive Plan Proposal and the Adjournment Proposal will each require the affirmative vote in excess of 50% of the issued and outstanding ACBA Ordinary Shares present and entitled to vote at the Extraordinary General Meeting or any adjournment thereof. Should all shareholders attend the Extraordinary General Meeting, approval would require in excess of 50% of all issued and outstanding ACBA Ordinary Shares. Should only a quorum of shareholders attend the Extraordinary General Meeting, approval by the affirmative vote in excess of 50% of those attending the meeting may be achieved effectively with the approval of 25% of all issued and outstanding ACBA Ordinary Shares. As of the record date, 1,369,000 shares held by the initial shareholders, or approximately both 36.13% of the outstanding ACBA Ordinary Shares, would be voted in favor of each of the Proposals.

Q:     When and where is the Extraordinary General Meeting?

A:     The Extraordinary General Meeting will take place on [•], 2023, at [•] a.m., [Hong Kong] Time. Ace will be holding its Extraordinary General Meeting as a teleconference using the following dial-in information:

US Toll Free

International Toll

Participant Passcode

Q:     Who may vote at the Extraordinary General Meeting?

A:     Only holders of record of ACBA Ordinary Shares as of the close of business on [•], 2023 (the record date) may vote at the Extraordinary General Meeting. As of April 30, 2023, there were 3,789,547 ACBA Ordinary Shares outstanding and entitled to vote. Please see “The Extraordinary General Meeting — Record Date; Who is Entitled to Vote” for further information.

Q:     What is the quorum requirement for the Extraordinary General Meeting?

A:     ACBA shareholders representing at least fifty percent of the shares issued and outstanding as of the record date and entitled to vote at the Extraordinary General Meeting must be present in person or represented by proxy in order to hold the Extraordinary General Meeting and conduct business. This is called a quorum. ACBA Ordinary Shares will be counted for purposes of determining if there is a quorum if the shareholder (i) is present and entitled to vote at the meeting, or (ii) has properly submitted a proxy card or voting instructions through a broker, bank or custodian. In the absence of a quorum, the Extraordinary General Meeting will be adjourned to the next business day at the same time and place or to such other time and place as the directors may determine.

Q:     What vote is required to approve the Proposals?

A:     Approval of the Reincorporation Merger Proposal and the Acquisition Merger Proposal will each require the affirmative vote in excess of 50% of the issued and outstanding ACBA Ordinary Shares present and entitled to vote at the Extraordinary General Meeting or any adjournment thereof. The approval of the Reincorporation Merger Proposal and the Acquisition Merger Proposal are dependent upon each other. It is important for you to note that in the event that either of the Reincorporation Merger Proposal or the Acquisition Merger Proposal is not approved, then Ace will not consummate the Business Combination. Approval of each of the Nasdaq Proposal, the Governance Proposal, the Incentive Plan Proposal and the Adjournment Proposal will each require the affirmative vote in excess of 50% of the issued and outstanding ACBA Ordinary Shares present and entitled to vote at the Extraordinary General Meeting or any adjournment thereof. Should all Ace shareholders attend the Extraordinary General Meeting, approval would require in excess of 50% of all issued and outstanding ACBA Ordinary Shares. Should only a quorum of Ace shareholders attend the Extraordinary General Meeting, approval by the affirmative vote in excess of 50% of those attending the meeting may be achieved effectively with the approval of 25% of all issued and outstanding ACBA Ordinary Shares. As of the record date, 1,369,000 shares held by the initial shareholders, or approximately 36.13% of the outstanding ACBA Ordinary Shares, would be voted in favor of each of the Proposals. Therefore, should all Ace shareholders attend the Extraordinary General Meeting, we would need only an excess of 13.87% of the issued and outstanding ACBA Ordinary Shares owned by Ace’s public shareholders to be voted in favor of the Reincorporation Merger Proposal, the Acquisition Merger Proposal and the other Proposals described in this proxy statement/prospectus in order to have it approved.

Should only a quorum of Ace shareholders attend the Extraordinary General Meeting, we would need only an excess of 13.87% of the issued and outstanding ACBA Ordinary Shares owned by Ace’s public shareholders to be voted in favor of the Reincorporation Merger Proposal, the Acquisition Merger Proposal and the other Proposals described in this proxy statement/prospectus in order to have it approved. Attending the Extraordinary General Meeting either in person or by proxy and abstaining from voting will have the same effect as voting “AGAINST” the Proposals and failing to instruct your bank, brokerage firm or nominee to attend and vote, your shares will have no effect on any of the Proposals.

Q:     How will the initial shareholders vote?

A:     Ace’s initial shareholders, who as of the record date, own 1,369,000 ACBA Ordinary Shares, or approximately 36.13% of the issued and outstanding ACBA Ordinary Shares, have agreed, pursuant to a letter agreement dated April 5, 2021, to vote their respective shares (whether acquired by them prior to the IPO or in the open market in or after the IPO) in favor of the Reincorporation Merger Proposal and the Acquisition Merger Proposal, and intend to vote for the Nasdaq Proposal, the Governance Proposal, the Incentive Plan Proposal and the Adjournment Proposal, although there is no agreement in place with respect to voting on those latter proposals.

Q:     What do I need to do now?

A:     We urge you to read carefully and consider the information contained in this proxy statement/prospectus, including the annexes, and consider how the Business Combination will affect you as an Ace shareholder. You should vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card.

Q:     Do I need to attend the Extraordinary General Meeting to vote my shares?

A:     No. You are invited to attend the Extraordinary General Meeting to vote on the Proposals described in this proxy statement/prospectus; however, you do not need to attend the Extraordinary General Meeting to vote your ACBA Ordinary Shares. Instead, you may submit your proxy by signing, dating and returning the applicable enclosed proxy card in the pre-addressed postage paid envelope. Your vote is important. Ace encourages you to vote as soon as possible after carefully reading this proxy statement/prospectus.

Q:     Am I required to vote against the Reincorporation Merger and the Acquisition Merger Proposal in order to have my ACBA Ordinary Shares redeemed?

A:     No. You are not required to vote against the Reincorporation Merger Proposal and the Acquisition Merger Proposal in order to have the right to demand that Ace redeem your ACBA Ordinary Shares for cash equal to your pro rata share of the aggregate amount then on deposit in the Company’s trust account (including interest earned on your pro rata portion of the Company’s trust account, net of taxes payable) before payment of deferred underwriting commissions. You will be entitled to redeem your ACBA Ordinary Shares for cash in connection with this vote whether or not you vote or abstain to vote on the Reincorporation Merger Proposal or the Acquisition Merger Proposal so long as you elect to redeem your public shares for a pro rata portion of the funds available in the Company’s trust account in connection with the Business Combination. These redemption rights in respect of the ACBA Ordinary Shares are sometimes referred to herein as “redemption rights”. If the Business Combination is not completed, holders of ACBA Ordinary Shares electing to exercise their redemption rights will not be entitled to receive such payments and their ACBA Ordinary Shares will be returned to them. According to the underwriting agreement in relation to Ace’s IPO, 4% of the gross proceeds from the sale of the ACBA Units to the underwriters in the IPO, or approximately $1,600,000, have been deposited in and held in the Company’s trust account. Payment of such deferred underwriting commissions to the underwriters is conditional upon successful consummation of a business combination by Ace.

Q:     How do ACBA shareholders exercise their redemption rights?

A:     If you are a public shareholder and you seek to have your shares redeemed, you must (i) demand, no later than 5:00 p.m., Eastern Time on [•], 2023 (two business days before the Extraordinary General Meeting), that Ace redeem your shares for cash, and (ii) submit your request in writing to Ace’s transfer agent, at the address listed at the end of this section and deliver your shares to Ace’s transfer agent (physically, or electronically using the DWAC (Deposit/Withdrawal at Custodian) system) at least two business days prior to the vote at the Extraordinary General Meeting.

Any corrected or changed written demand of redemption rights must be received by Ace’s transfer agent two business days prior to the Extraordinary General Meeting. No demand for redemption will be honored unless the holder’s shares have been delivered (either physically or electronically) to the transfer agent at least two business days prior to the vote at the Extraordinary General Meeting.

Public shareholders may seek to have their shares redeemed regardless of whether they vote for or against the Business Combination and whether or not they are holders of ACBA Ordinary Shares as of the record date. Any public shareholder who holds ACBA Ordinary Shares on or before [•], 2023 (two business days before the Extraordinary General Meeting) will have the right to demand that his, her or its shares be redeemed for a pro rata share of the aggregate amount then on deposit in the Company’s trust account, less any taxes then due but not yet paid, at the consummation of the Business Combination. If you have questions regarding the certification of your position or delivery of your shares, please contact:

Continental Stock Transfer & Trust Company
One State Street Plaza, 30th Floor
New York, NY 10004
Attn: [•]
E-mail: [•]

An Ace shareholder who elects to dissent under Section 179 of the BVI BC Act and validly exercises its entitlement to payment of the fair value of the ACBA Ordinary Shares it holds will not be entitled to have its ACBA Ordinary Shares redeemed.

Q:     How can I vote?

A:     If you were a holder of record of ACBA Ordinary Shares on [•], 2023, the record date for the Extraordinary General Meeting, you may vote with respect to the Proposals in person at the Extraordinary General Meeting, or by submitting a proxy by mail so that it is received prior to [10:00 a.m. Hong Kong] Time on [•], 2023, in accordance with the instructions provided to you under “The Extraordinary General Meeting”. If you hold your shares in “street name”, which means your shares are held of record by a broker, bank or other nominee, your broker or bank or other nominee may provide voting instructions (including any telephone or Internet voting instructions). You should contact your broker, bank or nominee in advance to ensure that votes related to the shares you beneficially own will be properly counted. In this regard, you must provide the record holder of your shares with instructions on how to vote your shares or, if you wish to attend the Extraordinary General Meeting and vote in person, obtain a proxy from your broker, bank or nominee.

Q:     How do the Public Warrants differ from the Private Warrants, and what are the related risks for any holder of Public Warrants post-Business Combination?

A:     The Private Warrants (including the ACBA Ordinary Shares issuable upon exercise of the Private Warrants) are not transferable, assignable or saleable until 30 days after the completion of the Business Combination (except, among other limited exceptions, to Ace’s officers and directors and other persons or entities affiliated with the Sponsor), and they will not be redeemable (except as described in the section entitled “Description of Ace’s Securities — Warrants”) so long as they are held by the initial purchasers or the permitted transferee. The initial purchasers, or their permitted transferees, have the option to exercise the Private Warrants on a cashless basis (even if a registration statement covering the ordinary shares issuable upon exercise of such warrants is not effective). However, once any of the foregoing warrants are transferred from the initial purchasers or their permitted transferees, these arrangements will no longer apply.

Otherwise, the terms and provisions of the Private Warrants are identical to those of the Public Warrants, including as to exercise price, exercisability and exercise period. If the Private Warrants are held by holders other than the initial purchasers, or their permitted transferees, the Private Warrants will be redeemable by Ace (or PubCo after the consummation of the Business Combination) in all redemption scenarios and exercisable by the holders on the same basis as the Public Warrants.

Upon the consummation of the Business Combination, each Ace Warrant outstanding immediately prior will cease to be a warrant with respect to ACBA Ordinary Shares and be converted into a PubCo Warrant entitling the holder thereof to purchase such number of PubCo Ordinary Shares on a one-on-one basis. Each PubCo Warrant will otherwise continue to have and be subject to substantially the same terms and conditions as were applicable to such Ace Warrant immediately prior to the consummation of the Business Combination (including any repurchase rights and cashless exercise provisions).

Following the Business Combination, PubCo may redeem the PubCo Warrants at a time where it is disadvantageous to the holders of such PubCo Warrants, thereby making such warrants worthless. More specifically, PubCo will have the ability to redeem the issued and outstanding PubCo Warrants (excluding the private warrants) at any time after the PubCo Warrants become exercisable and prior to their expiration, at a price of $0.01 per PubCo Warrant, provided that the last reported sales price of PubCo Ordinary Shares equals or exceeds $18.00 per share (as adjusted for share splits, share capitalization, rights, issuances, subdivisions, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading-day period ending on the third business day prior to the notice of redemption to warrant holders and provided that certain other conditions are met. Recent trading prices of ACBA Ordinary Shares have not exceeded this $18.00 redemption threshold. In the event PubCo elects to redeem all of the PubCo Warrants that are subject to redemption, PubCo shall fix a date for the redemption (the “Redemption Date”). Notice of redemption shall be mailed by first class mail, postage prepaid, by PubCo not less than 30 days prior to the date fixed for redemption to the holders of the PubCo Warrants to be redeemed at their last addresses as they shall appear on the warrant register. Any notice mailed in such manner shall be conclusively presumed to have been duly given, whether or not the holder of the PubCo Warrants received such notice. Holders of the PubCo Warrants may exercise the PubCo Warrants at any time after the notice of redemption is given by PubCo pursuant to the foregoing and prior to the Redemption Date provided PubCo may require the holder of the PubCo Warrants to elect to exercise the PubCo Warrants on a cashless basis if PubCo so requires. On and after the Redemption Date, the holders of the PubCo Warrants shall have no further rights except to receive, upon surrender of the PubCo Warrants, the redemption price for such PubCo Warrants surrendered. For further information on the PubCo Warrants, please see the section entitled “Description of PubCo’s Securities — PubCo Warrants”.

Redemption of the issued and outstanding PubCo Warrants could force holders of the PubCo Warrants to (a) exercise PubCo Warrants and pay the exercise price therefor at a time when it may be disadvantageous for such holders to do so, (b) sell PubCo Warrants at the then-current market price when they might otherwise wish to hold their PubCo Warrants or (c) accept the nominal redemption price which, at the time the outstanding PubCo Warrants are called for redemption, is likely to be substantially less than the market value of the PubCo Warrants.

Q:     If my shares are held in “street name” by my bank, brokerage firm or nominee, will they automatically vote my shares for me?

A:     No. Under Nasdaq rules, your broker, bank or nominee cannot vote your ACBA Ordinary Shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee. Ace believes the Proposals are non-discretionary and, therefore, your broker, bank or nominee cannot vote your ACBA Ordinary Shares without your instruction. Broker non-votes will not be considered present for the purposes of establishing a quorum and will have no effect on the Proposals. If you do not provide instructions with your proxy, your bank, broker or other nominee may submit a proxy card expressly indicating that it is NOT voting your ACBA Ordinary Shares; this indication that a bank, broker or nominee is not voting your ACBA Ordinary Shares is referred to as a “broker non-vote”. Your bank, broker or other nominee can vote your ACBA Ordinary Shares only if you provide instructions on how to vote. You should instruct your broker to vote your ACBA Ordinary Shares in accordance with directions you provide.

Q:     What if I abstain from voting or fail to instruct my bank, brokerage firm or nominee?

A:     Ace will count a properly executed proxy marked “ABSTAIN” with respect to a particular Proposal as present for the purposes of determining whether a quorum is present at the Extraordinary General Meeting of Ace’s shareholders. For purposes of approval, an abstention on any Proposals will have the same effect as a vote “AGAINST” such Proposal.

Q:     May I seek statutory dissenter rights with respect to my ACBA shares?

A:     Yes. Dissenter rights are available to holders of ACBA Ordinary Shares in connection with the Reincorporation Merger. Upon a holder of ACBA Ordinary Shares validly exercising its entitlement under Section 179 of the BVI BC Act, such Dissenting Shareholder ceases to have any rights (including the redemption rights) of a shareholder of Ace except the right to be paid the fair value of its ACBA Ordinary Shares.

In accordance with Section 179 of the BVI BC Act, a holder of ACBA Ordinary Shares is entitled to payment of the fair value of all of its shares upon validly dissenting from the Reincorporation Merger. Holders of ACBA Ordinary Shares may only dissent in respect of all shares that they hold in Ace. A holder of ACBA Ordinary Shares who desires to exercise their entitlement to payment of the fair value of all of its shares is required to give to Ace written objection to the Reincorporation Merger before the Extraordinary General Meeting or before the vote on the Reincorporation Merger Proposal at the Extraordinary General Meeting.

Within 20 days immediately following the date on which the approval of Ace’s shareholders is obtained at the Extraordinary General Meeting (or any adjourned meeting), Ace shall give written notice of the approval to each Ace shareholder who gave a valid written objection to the Reincorporation Merger, except for those Ace shareholders who after giving the written objection, subsequently voted to approve the Reincorporation Merger Proposal at the Extraordinary General Meeting (or any adjourned meeting). Any such holder of ACBA Ordinary Shares who elects to dissent is required, within 20 days immediately following the date on which the notice of approval by Ace referred to above is given, to give Ace a written notice of its decision to elect to dissent, stating: (a) its name and address; (b) the number of ACBA Ordinary Shares in respect of which it dissents; and (c) a demand for payment of the fair value of its shares. On the closing date, a Dissenting Shareholder shall have its ACBA Ordinary Shares automatically cancelled in exchange for the right to receive payment resulting from the procedure in Section 179 of the BVI BC Act and such Dissenting Shareholder shall not be entitled to receive PubCo Ordinary Shares pursuant to the Reincorporation Merger.

An Ace shareholder who elects to dissent under Section 179 of the BVI BC Act and validly exercises its entitlement to payment of the fair value of the ACBA Ordinary Shares it holds following the procedures set forth above will not be entitled to have its ACBA Ordinary Shares redeemed. If an Ace shareholder has elected to have its ACBA Ordinary Shares redeemed but later elects to dissent, upon receipt of the written notice of such an Ace shareholder’s decision to elect to dissent, Ace shall instruct its transfer agent to return the ACBA Ordinary Shares (physically or electronically) delivered to the transfer agent in connection with such Ace shareholder’s demand for redemption to the Ace shareholder.

For additional information, please see “The Extraordinary General Meeting — Dissenter Rights”. Ace’s shareholders who elect redemption rights will receive their cash payment in respect of their redeemed ACBA Ordinary Shares earlier than shareholders who exercise dissenter rights.

Q:     What happens if I sell my ACBA Ordinary Shares before the Extraordinary General Meeting?

A:     The record date for the Extraordinary General Meeting is earlier than the date that the Business Combination is expected to be consummated. If you transfer your ACBA Ordinary Shares after the record date, but before the Extraordinary General Meeting, unless the transferee obtains from you a proxy to vote those shares, you will retain your right to vote at the Extraordinary General Meeting. However, you would not be entitled to receive any PubCo Ordinary Shares following the consummation of the Business Combination because only Ace’s shareholders at the time of the consummation of the Business Combination will be entitled to receive PubCo Ordinary Shares in connection with the Business Combination.

Q:     Will I experience dilution as a result of the Business Combination?

A:     Prior to the Business Combination, Ace’s shareholders who hold shares issued in the IPO own, as of April 30, 2023, approximately 61.7% of Ace’s issued and outstanding ordinary shares. After giving effect to the Business Combination and assuming (i) the issuance of the 15,000,000 PubCo Ordinary Shares to the current LEW shareholders; (ii) the issuance of up to 2,335,547 PubCo Ordinary Shares to Ace’s shareholders in connection with the Reincorporation Merger (assuming there are no Ace’s shareholders who exercise their redemption rights or dissenter rights); (iii) there is no exercise of the PubCo Warrants; (iv) the issuance of 1,454,000 PubCo Ordinary shares to the initial shareholders of Ace (including directors’ shares); (v) the issuance of 296,068 PubCo Ordinary Shares to Ace’s sponsor upon conversion of the notes and related party payables issued to the Sponsor; (vi) there is issuance of 2,000,000 PIPE Shares, (vii) the issuance of 225,000 PubCo Ordinary Shares to Apex as finder to the Business Combination, (viii) none of the initial shareholders or LEW shareholders purchase ACBA Ordinary Shares in the open market, and (ix) that there are no other issuances of equity by Ace prior to or in connection with the consummation of the Business Combination, Ace’s current public shareholders will own approximately 10.96% of PubCo.

Q:     What will be the ownership and voting power of the public shareholders, the PIPE Investors, current LEW shareholders and the Sponsor and its affiliates after the Business Combination?

A:     The table below sets forth the number of PubCo Ordinary Shares that will be owned by public shareholders, the PIPE Investors, current LEW shareholders and the Sponsor and its affiliates immediately after the Business Combination, and their respective voting power under (i) an actual redemption scenario, (ii) an interim redemption scenario, assuming 50% redemptions, and (iii) a maximum redemption scenario:

	Actual redemption		Interim redemption		Maximum redemption
	Number of PubCo Ordinary Shares	%	Number of PubCo Ordinary Shares	%	Number of PubCo Ordinary Shares	%
Public shareholders	2,335,547	8.76	1,167,774	4.58	—	0.00
PIPE Investors	2,000,000	7.50	2,000,000	7.84	2,000,000	8.22
Current LEW shareholders	15,000,000	56.25	15,000,000	58.83	15,000,000	61.65
Sponsor and director#	1,827,180	6.85	1,827,180	7.17	1,827,180	7.51
Finder	225,000	0.84	225,000	0.88	225,000	0.92
Public warrants (as exercised)	4,600,000	17.25	4,600,000	18.04	4,600,000	18.91
Private warrants (as exercised)	677,180	2.54	677,180	2.66	677,180	2.78
Total shares (projected to be issued and outstanding)	26,664,907	100.00	25,342,910	100.00	24,175,136	100.00

Underwriting fee
Deferred underwriting fee as a percentage of aggregate proceeds from IPO, net of redemption, or	4.00%		4.00%		4.00%
Minimum fee charge	500,000		500,000		500,000

____________

#        including 373,180 ordinary shares are assumed to issue to Sponsor upon conversion of the notes and related party payables in connection with consummation of the Business Combination, which include 373,180 underlying ACBA warrants as part of ACBA Units, which are exercisable at $11.50 per share.

Assuming exercise and conversion of all ACBA securities held by the Sponsor, immediately upon consummation of the Business Combination, the Sponsor will own 2,723,360 PubCo Ordinary Shares, representing 10.21%, 10.68% and 11.19% of PubCo’s total issued shares under (i) a no redemption scenario, (ii) an interim redemption scenario, assuming 50% redemptions, and (iii) a maximum redemption scenario, respectively.

The PubCo Ordinary Shares issuable to the Sponsor in respect of the ACBA securities held by the Sponsor include (i) 1,369,000 ACBA Ordinary Shares; (ii) 304,000 ACBA Ordinary Shares included as part of the Private Units; (iii) 304,000 ACBA Ordinary Shares underlying ACBA Warrants included as part of the Private Units; and (iv) 373,180 ACBA Ordinary Shares, and 373,180 ACBA Ordinary Shares underlying ACBA Warrants, both included as part of the ACBA Units into which the notes and related party payables will be converted at $10.00 per unit. The approximate dollar value of the Sponsor’s interest based on the transaction value and recent trading prices as compared to the price paid is set forth below:

Sponsor’s potential ownership interest in PubCo	Aggregate consideration paid	Price paid per share	Aggregate value based on recent trading price of ACBA Ordinary Shares(Note)
1,150,000# Insider Shares issued prior to the IPO	25,000	0.02	$12,661,500
304,000 shares underlying Private Units (including 304,000 ACBA Ordinary Shares included as part of the Private Units)	3,040,000	10.00	$3,347,040
304,000 ACBA Ordinary Shares underlying ACBA Warrants included as part of the Private Units, which are exercisable at $11.50 per share	3,496,000	11.50	$3,347,040

Sponsor’s potential ownership interest in PubCo	Aggregate consideration paid	Price paid per share	Aggregate value based on recent trading price of ACBA Ordinary Shares(Note)
373,180 shares underlying ACBA Units into which the Notes will be converted at $10.00 per unit	3,731,800	10.00	3,259,709
373,180 ACBA Ordinary Shares underlying ACBA Warrants included as part of ACBA Units, which are exercisable at $11.50 per share	4,291,570	11.50	3,259,709
Total	14,584,370	5.82	25,874,998

____________

#        including 85,000 shares being assigned to the directors

Note 1:    Based on ACBA Ordinary Share’s closing price of $11.01 per share on May 11, 2023, the most recent practicable date prior to the date of this proxy statement/prospectus.

Note 2:    Based on ACBA Warrant Share’s closing price of $0.026 per share on May 11, 2023, the most recent practicable date prior to the date of this proxy statement/prospectus, which may be retained by redeeming stockholders assuming maximum redemptions. The market value of these 4,600,000 shares of public warrant and 600,068 shares of private warrants, in aggregate, amounted to $135,202.

Q:     What is the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders?

A:     The following table demonstrates the pro forma book value of shares, as of March 31, 2023, based on a range of redemption scenarios, including minimum, maximum and interim redemption levels:

	Assuming there is an issuance of 2,000,000 PIPE Shares		Assuming there is no issuance of 2,000,000 PIPE Shares
	Book Value per share owned by non-redeeming shareholders	Number of possible shares#	Book Value per share owned by non-redeeming shareholders	Number of possible shares#
Assuming actual redemptions	2.44	21,387,727	2.69	19,387,727
Assuming interim redemptions	1.97	20,219,954	2.18	18,219,954
Assuming maximum redemptions	1.40	19,052,180	1.57	17,052,180

____________

#        excludes both public and private warrants

The table above excludes 304,000 ordinary shares underlying the private warrants which are exercisable at U.S.$11.50 per share. As these warrants are deemed anti-dilutive, they are excluded from the calculation of pro forma book value of shares.

Q:     Are LEW’s shareholders required to approve the Acquisition Merger?

A:     Yes. LEW’s shareholders’ approval of the Acquisition Merger and Merger Agreement (including the relevant plan of merger) is required to consummate the Business Combination. In the event that the Acquisition Merger and the Merger Agreement (including the relevant plan of merger) fail to be authorized or approved by LEW’s shareholders, the Merger Agreement can be terminated by either Ace or LEW. LEW’s shareholders are not required to approve the Reincorporation Merger Proposal.

Q:     Is the consummation of the Business Combination subject to any conditions?

A:     Yes. The obligations of each of Ace, LEW, Merger Sub and NewCo to consummate the Business Combination are subject to conditions, as more fully described in “Summary of the Proxy Statement/Prospectus — The Business Combination and the Merger Agreement” in this proxy statement/prospectus.

Q:     Can I change my vote after I have mailed my proxy card?

A:     Yes. You may change your vote at any time before your proxy is voted at the Extraordinary General Meeting. You may revoke your proxy by executing and returning a proxy card dated later than the previous one, or by attending the Extraordinary General Meeting in person and casting your vote by hand or by ballot (as applicable) or by submitting a written revocation stating that you would like to revoke your proxy that our proxy solicitor receives prior to the Extraordinary General Meeting. If you hold your ACBA Ordinary Shares through a bank, brokerage firm or nominee, you should follow the instructions of your bank, brokerage firm or nominee regarding the revocation of proxies. If you are a record holder, you should send any notice of revocation or your completed new proxy card, as the case may be, to:

Advantage Proxy
P.O. Box 13581
Des Moines, WA 98198
Toll Free: 877-870-8565
Collect: 206-870-8565
Email: ksmith@advantageproxy.com

Q:     Should I send in my share certificates now?

A:     Yes. Ace’s shareholders who intend to have their shares redeemed should send their certificates or tender their shares electronically no later than two business days before the Extraordinary General Meeting. Please see “The Extraordinary General Meeting — Redemption Rights” for the procedures to be followed if you wish to redeem your ordinary shares for cash.

Q:     What are the U.S. federal income tax consequences of exercising my redemption rights?

A:     In the event that a U.S. Holder elects to redeem its ACBA Ordinary Shares for cash, the treatment of the transaction for U.S. federal income tax purposes will depend on whether the redemption qualifies as sale or exchange of the ACBA Ordinary Shares under Section 302 of the Internal Revenue Code (the “Code”) or is treated as a distribution under Section 301 of the Code and whether ACBA would be characterized as a passive foreign investment company (“PFIC”). If the redemption qualifies as a sale or exchange of the ACBA Ordinary Shares, the U.S. Holder will be treated as recognizing capital gain or loss equal to the difference between the amount realized on the redemption and such U.S. Holder’s adjusted tax basis in the ACBA Ordinary Shares surrendered in such redemption transaction. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the ACBA Ordinary Shares redeemed exceeds one year.

Long-term capital gains recognized by non-corporate U.S. Holders will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations. For a more detailed discussion of certain U.S. federal income tax consequences of the Business Combination, see “Material U.S. Federal Income Tax Consequences” in this proxy statement/prospectus. Holders should consult their own tax advisors to determine the tax consequences to them (including the application and effect of any state, local or other income and other tax laws) of the Business Combination.

Q:     Will holders of ACBA Ordinary Shares or ACBA Warrants be subjected to U.S. federal income tax on the PubCo Ordinary Shares or PubCo Warrants received in the Reincorporation Merger?

A:     As discussed more fully under “Material U.S. Federal Income Tax Consequences of the Business Combination”, the Reincorporation Merger should qualify as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code. However, the provisions of the Code that govern reorganizations are complex, and due to the absence of direct guidance on the application of Section 368(a)(1)(F) to a merger of a corporation holding only investment-type assets such as Ace, the qualification of the Reincorporation Merger as an “reorganization” within the meaning of Section 368(a)(1)(F) of the Code is not entirely clear. If the Reincorporation Merger so qualifies, then a U.S. Holder (as defined below) will be subject to Section 367(b) of the Code and, as a result:

•        a U.S. Holder whose ACBA Ordinary Shares have a fair market value of less than $50,000 on the date of the Reincorporation Merger and who on the date of the Reincorporation Merger owns (actually and constructively) less than 10% of the total combined voting power of all classes of Ace stock entitled to vote and less than 10% of the total value of all classes of Ace stock will generally not recognize any gain or loss and will generally not be required to include any part of Ace’s earnings in income pursuant to the Reincorporation Merger;

•        a U.S. Holder whose ACBA Ordinary Shares have a fair market value of $50,000 or more on the date of the Reincorporation Merger, but who on the date of the Reincorporation Merger owns (actually and constructively) less than 10% of the total combined voting power of all classes of Ace stock entitled to vote and less than 10% of the total value of all classes of Ace stock will generally recognize gain (but not loss) on the exchange of ACBA Ordinary Shares for PubCo Ordinary Shares pursuant to the Reincorporation Merger. As an alternative to recognizing gain, such U.S. Holders may file an election to include in income as a dividend the “all earnings and profits amounts”, (as defined in Treasury Regulation Section 1.367(b)-2(d)) attributable to their ACBA Ordinary Shares, provided certain other requirements are satisfied. Any U.S. Holder that is a corporation may, under certain circumstances, effectively be exempt from taxation on a portion or all of the deemed dividend pursuant to Section 245A of the Code. Ace does not expect to have significant cumulative earnings and profits on the date of the Reincorporation Merger; and

•        a U.S. Holder who on the date of the Reincorporation Merger owns (actually and constructively) 10% or more of the total combined voting power of all classes of Ace stock entitled to vote or 10% or more of the total value of all classes of Ace stock will generally be required to include in income as a dividend the “all earnings and profits amount”, (as defined in Treasury Regulation Section 1.367(b)-2(d)) attributable to its ACBA Ordinary Shares, provided certain other requirements are satisfied. Ace does not expect to have significant cumulative earnings and profits on the date of the Reincorporation Merger.

Furthermore, even if the Reincorporation Merger qualifies as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code, a U.S. Holder of Ace securities may, in certain circumstances, still recognize gain (but not loss) upon the exchange of its Ace securities for PubCo securities pursuant to the Reincorporation Merger under the “passive foreign investment company”, or PFIC, rules of the Code equal to the excess, if any, of the fair market value of PubCo securities received in the Reincorporation Merger and the U.S. Holder’s adjusted tax basis in the corresponding Ace securities surrendered in exchange therefor. The tax on any such gain so recognized would be imposed at the rate applicable to ordinary income and an interest charge would apply.

If the Reincorporation Merger does not qualify as a reorganization, then a U.S. Holder that exchanges its Ace securities for PubCo securities will recognize gain or loss equal to the difference between (i) the sum of the fair market value of the PubCo Ordinary Shares and PubCo Warrants received and (ii) the U.S. Holder’s adjusted tax basis in the ACBA Ordinary Shares and ACBA Warrants exchanged.

Holders should consult their own tax advisors to determine the tax consequences to them (including the application and effect of any state, local or other income and other tax laws) of the Business Combination.

Q:     Who can help answer my questions?

A:     If you have questions about the Proposals or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card you should contact Ace’s proxy solicitor at:

Advantage Proxy
P.O. Box 13581
Des Moines, WA 98198
Toll Free: 877-870-8565
Collect: 206-870-8565
Email: ksmith@advantageproxy.com

You may also obtain additional information about Ace from documents filed with the SEC by following the instructions in “Where You Can Find More Information”.

DELIVERY OF DOCUMENTS TO ace’s shareholders

Pursuant to the rules of the SEC, Ace and vendors that it employs to deliver communications to its shareholders are permitted to deliver to two or more shareholders sharing the same address a single copy of this proxy statement/prospectus, unless Ace has received contrary instructions from one or more of such shareholders. Upon written or oral request, Ace will deliver a separate copy of this proxy statement/prospectus to any shareholder at a shared address to which a single copy of this proxy statement/prospectus was delivered and who wishes to receive separate copies in the future. Shareholders receiving multiple copies of the proxy statement may likewise request that Ace deliver single copies of this proxy statement/prospectus in the future. Shareholders may notify Ace of their requests by contacting Advantage Proxy as follows:

Advantage Proxy
P.O. Box 13581
Des Moines, WA 98198
Toll Free: 877-870-8565
Collect: 206-870-8565
Email: ksmith@advantageproxy.com

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this proxy statement/prospectus but may not contain all of the information that may be important to you. Accordingly, we encourage you to read carefully this entire proxy statement/prospectus, including the Merger Agreement and the Plan of Merger attached as Annex A and PubCo’s Amended and Restated Memorandum and Articles of Association attached as Annex B. Please read these documents carefully as they are the legal documents that govern the Business Combination and your rights in the Business Combination.

Unless otherwise specified, all share calculations assume no exercise of the redemption rights or dissenter rights by Ace’s shareholders.

The Parties to the Business Combination

Ace Global Business Acquisition Limited

Ace Global Business Acquisition Limited, or Ace, was incorporated as a blank check company on November 2, 2020, under the laws of the British Virgin Islands, for the purpose of entering into a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or similar business combination with one or more businesses or entities, which we refer to as a “target business”. Ace’s efforts to identify a prospective target business were not limited to any particular industry or geographic location.

Ace completed its IPO on April 8, 2021, of 4,000,000 units, with each unit consisting of one ACBA Share, $0.001 par value per share and one redeemable ACBA Warrant. Simultaneous with the consummation of the IPO, we consummated the private placement of 280,000 Private Placement Units at a price of $10.00 per Private Placement Unit, generating total proceeds of $2,800,000. The Private Placement Units were purchased by Ace’s Sponsor. The underwriters in the IPO exercised the over-allotment option in full and on April 9, 2021, the underwriters purchased 600,000 over-allotment option Units, which were sold at an offering price of $10.00 per Unit, generating gross proceeds of $6,000,000. On April 9, 2021, simultaneous with the sale of the over-allotment option units, the Company consummated the private sale of an additional 24,000 Private Units, generating gross proceeds of $240,000.

After deducting the underwriting discounts and deferred underwriting commissions and the offering expenses, a total of $46,920,000 was deposited into a trust account established for the benefit of Ace’s public shareholders, and the remaining proceeds became available to be used to provide for business, legal and accounting due diligence on prospective business combinations and continuing general and administrative expenses.

On March 28, 2022, Ace issued a Note to its Sponsor, in the amount of $455,400, which was deposited into the Company’s trust account to extend the available time to complete a business combination for an additional three (3) months period, from April 8, 2022, to July 8, 2022.

On July 6, 2022, Ace issued a Note to its Sponsor, in the amount of $455,400, which was deposited into the Company’s trust account to extend the available time to complete a business combination for an additional three (3) months period, from July 8, 2022, to October 8, 2022.

On September 28, 2022, Ace issued a Note to its Sponsor, in the amount of $455,400, which was deposited into the Company’s trust account to extend the available time to complete a business combination for an additional three (3) months period, from October 8, 2022, to January 8, 2023.

As approved by its shareholders at the annual meeting of Ace’s Shareholders held on January 5, 2023, Ace entered into an amendment to the investment management trust agreement, dated January 5, 2023, with Continental Stock Transfer & Trust Company and filed a second amended and restated memorandum and articles of association, giving Ace the right to extend the time to complete a business combination a total of five (5) times, as follows: (i) two (2) times for an additional three (3) months each time from January 8, 2023 to July 8, 2023 by depositing into the Company’s trust account $0.15 for each three-month extension for each issued and outstanding ACBA Ordinary Share issued in the IPO that has not been redeemed, followed by (ii) three (3) times for an additional one (1) month each time from July 8, 2023 to October 8, 2023 by depositing into the Company’s trust account $0.05 for each one-month extension for each issued and outstanding ordinary share issued in the IPO that has not been redeemed.

On January 5, 2023, Ace issued a Note in the aggregate principal amount of $350,332 to its Sponsor, in exchange for Sponsor depositing such amount into the Ace’s trust account in order to extend the amount of time it has available to complete a business combination from January 8, 2023, to April 8, 2023. On March 24, 2023, Ace issued a Note in the aggregate principal amount of $350,332 to the Sponsor, in exchange for Sponsor depositing such amount into the Company’s trust account in order to extend the period of time the Company has to complete a business combination for an additional three (3) months period, from April 9, 2023 to July 8, 2023.

The Notes do not bear interest and matures upon the closing of a business combination by Ace. In addition, the Notes may be converted by the holder into units of Ace identical to the units issued in Ace’s initial public offering at a price of $10.00 per unit.

As of April 30, 2023, we have approximately $67,402 of unused net proceeds that were not deposited into the trust fund to pay future general and administrative expenses. The net proceeds deposited into the trust fund remain on deposit in the trust fund earning interest. None of the funds held in trust will be released from the Company’s trust account, other than interest income to pay any tax obligations, until the earlier of the completion of an initial business combination within the required time period or our entry into liquidation if Ace has not consummated a business combination by July 8, 2023 (or October 8, 2023, if we extend the period of time to consummate the business combination).

ACBA Units, ACBA Shares, and ACBA Warrants, are each quoted on the Nasdaq Stock Market, under the symbols “ACBAU”, “ACBA”, and “ACBAW” respectively. Each of ACBA Units consist of ordinary share, and one redeemable warrant. ACBA Units commenced trading on April 8, 2021. ACBA Shares and ACBA Warrants commenced separate trading on May 21, 2021.

LEW

LEW is a British Virgin Islands holding company incorporated on August 31, 2022. LEW conducts its operations through its wholly owned subsidiary, Light Engine Pte Limited (“LEPL”), a company incorporated in Singapore. LEPL in turn holds all the share capital of two companies: Light Engine International Limited (“LEIL”) incorporated in Hong Kong; and NEOS Ventures Investment Limited (“NVIL”) incorporated in British Virgin Islands. In addition, LEIL recently formed Shenzhen Light Engine Limited, its wholly owned PRC subsidiary which has no material operations at the moment but will facilitate the selling of products to horticultural farms based in the PRC. See “Business of LEW — Our History.”

ACBA Merger Sub I Limited

ACBA Merger Sub I Limited, or PubCo, was incorporated on December 28, 2022, in the British Virgin Islands as a BVI business company for the purpose of effecting the Business Combination and to serve as the publicly traded parent company of LEW following the Business Combination.

ACBA Merger Sub II Limited

ACBA Merger Sub II Limited, or Merger Sub was incorporated on December 29, 2022, in the British Virgin Islands as a BVI business company, as a wholly-owned subsidiary of PubCo for the purpose of effecting the Business Combination and to serve as the vehicle for, and be subsumed by, LEW pursuant to the Acquisition Merger.

The Business Combination and the Merger Agreement

The Merger Agreement was entered into by and among Ace and LEW on December 23, 2022. On March 2, 2023, NewCo and Merger Sub each executed a joinder agreement to the Merger Agreement along with Ace and LEW, making NewCo and Merger Sub parties to the Merger Agreement, and on [*], the Merger Agreement was amended by the parties thereto. Pursuant to the terms of the Merger Agreement, the Business Combination will be completed through a two-step process consisting of the Reincorporation Merger and the Acquisition Merger.

The Reincorporation Merger

Subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, upon closing, Ace will merge with and into PubCo, the wholly owned subsidiary of Ace. In connection therewith, the separate corporate existence of Ace will cease and PubCo will continue as the surviving corporation. In connection with the Reincorporation Merger, all outstanding ACBA Units will separate into their individual components of ACBA Ordinary Shares and ACBA Warrants and will cease separate existence and trading. As of April 30, 2023, there are 3,789,547 ACBA Units, 3,789,547 ACBA Ordinary Shares and 2,639,547 ACBA Warrants issued and outstanding. Upon the consummation of the Reincorporation Merger, the current equity holdings of Ace’s shareholders shall be exchanged as follows:

(i)    each ACBA Ordinary Share, issued and outstanding immediately prior to the effective time of the Reincorporation Merger (other than any redeemed shares and Dissenting Shares), will automatically be cancelled and cease to exist and for each ACBA Ordinary Share, PubCo shall issue to each Ace shareholder

(other than the Dissenting Shareholders and Ace’s shareholders who exercise their redemption rights in connection with the Business Combination) one validly issued PubCo Ordinary Share, which, unless explicitly stated herein, shall be fully paid;

(ii)    each Dissenting Share held by a Dissenting Shareholder (who has not effectively withdrawn its right to such dissent) will be cancelled in exchange for the right to receive payment resulting from the procedure in Section 179 of the BVI BC Act and such Dissenting Shareholders will not be entitled to receive any shares of the PubCo Ordinary Shares otherwise to be issued in connection with the Reincorporation Merger with respect to such dissenting shares; and

(iii)   each ACBA Warrant issued and outstanding immediately prior to effective time of the Reincorporation Merger will convert into a PubCo Warrant to purchase one PubCo Ordinary Share (or equivalent portion thereof). The PubCo Warrants will have substantially the same terms and conditions as set forth in the ACBA Warrants, other than with respect to the security for which they are exercisable.

Therefore, immediately after the effective time of the Reincorporation Merger and assuming no Ace shareholder exercises its redemption rights or dissenter rights, there will be 3,789,547 PubCo Ordinary Shares and 2,639,547 PubCo Warrants issued and outstanding. The Reincorporation Merger Proposal and the Acquisition Merger Proposal are dependent upon each other. It is important for you to note that in the event that either of the Reincorporation Merger Proposal or the Acquisition Merger Proposal is not approved, then Ace will not consummate the Business Combination.

Subject to the assumptions set forth below, it is anticipated that, upon consummation of the Business Combination, Ace’s existing shareholders, including the initial shareholders, will own approximately 19.46% of the issued PubCo Ordinary Shares, and LEW’s current shareholders will own approximately 70.13% of the issued PubCo Ordinary Shares. These relative percentages assume that (i) none of Ace’s existing public shareholders exercise their redemption rights or dissenter rights, each as further discussed herein; (ii) there is no exercise of PubCo Warrants prior to the consummation of the Business Combination; (iii) there is issuance of 2,000,000 PIPE Shares; (iv) the Notes (defined below) have been converted into ACBA Ordinary Shares at the price of $10.00 per share immediately before the closing of the Business Combination; (v) none of the initial shareholders or LEW shareholders purchase ACBA Ordinary Shares in the open market, and (vi) that there are no other issuances of equity by Ace prior to or in connection with the consummation of the Business Combination. If any of Ace’s existing public shareholders exercise their redemption rights or dissenter rights, the anticipated percentage ownership of Ace’s existing shareholders will be reduced. Furthermore, if any of the other assumptions are not accurate as of the closing of the Business Combination the anticipated percentage ownership of Ace’s existing shareholders will be modified. You should read “Summary of the Proxy Statement/Prospectus — The Business Combination and the Merger Agreement” and “Unaudited Pro Forma Condensed Combined Financial Statements” for further information.

The Acquisition Merger

Subject to the satisfaction or waiver of the terms and conditions set forth in the Merger Agreement, immediately after the Reincorporation Merger, Merger Sub, currently the wholly owned subsidiary of NewCo, will be merged with and into LEW, resulting in LEW being the wholly owned subsidiary of PubCo. Upon the closing of the Acquisition Merger, each PubCo Ordinary Share shall be entitled to one vote on all matters subject to vote at general and special meetings of the post-Business Combination company.

The aggregate consideration for the Acquisition Merger is $150,000,000, payable in the form of 15,000,000 newly issued PubCo Ordinary Shares valued at $10.00 per share. At the closing of the Business Combination, the former Ace security holders will receive the consideration specified in the above section of Reincorporation Merger and the former LEW shareholders will receive an aggregate of 15,000,000 shares of PubCo Ordinary Shares, among which 750,000 PubCo Ordinary Shares are to be issued and held back by PubCo to satisfy any indemnification obligations incurred under the Merger Agreement.

For more information about the Business Combination, please see “Proposal No. 1 The Reincorporation Merger Proposal” and “Proposal No. 2 The Acquisition Merger Proposal”. A copy of the Merger Agreement and the Plan of Merger is attached to this proxy statement/prospectus as Annex A.

Post-Business Combination Structure and Impact on the Public Float

The following chart illustrates the ownership structure of PubCo immediately following the Business Combination. The equity interests shown in the diagram below were calculated based on the assumptions that (i) the Ace shareholders do not exercise their redemption rights or dissenter rights, (ii) there is no exercise of the PubCo Warrants, (iii) the Notes have been converted, (iv) the issuance of 225,000 PubCo Ordinary Shares to Apex as finder to the Business Combination, (v) there is issuance of 2,000,000 PIPE Shares, (vi) none of the initial shareholders or LEW shareholders purchase ACBA Ordinary Shares in the open market, and (vii) there are no other issuances of equity by Ace prior to or in connection with the consummation of the Business Combination.

If the actual facts are different than these assumptions, the percentage ownership retained by the public shareholders of PubCo following the Business Combination will be different. The public warrants and private placement warrants will become exercisable upon the completion of the Business Combination and will expire five years after the completion of the Business Combination or earlier upon redemption or liquidation.

Transfers of Cash within PubCo’s Organization after Business Combination

PubCo will maintain cash management policies upon consummation of the Business Combination that dictate the purpose, amount and procedure of cash transfers between PubCo, its subsidiaries, or investors. Funds can and are expected to be transferred in accordance with applicable laws and regulations and in accordance with operational needs. The structure of cash flows within PubCo’s organization upon consummation of the Business Combination, and a summary of the applicable regulations, are as follows:

1. PubCo’s equity structure is an indirect holding structure: the overseas entity to be listed in the U.S., ACBA Merger Sub I Limited, a British Virgin Islands company which as of the Closing shall change its corporate name to “AG DataWorks Limited”, will own 100% of LEW, which in turn owns 100% of Light Engine Pte Limited (“LEPL”), a Singaporean holding company. LEPL in turn has two direct wholly-owned subsidiaries: Light Engine International Limited, a Hong Kong operating subsidiary (“LEIL”), and NEOS Ventures Investment Limited (“NVIL”), a British Virgin Islands asset holding subsidiary; and LEIL wholly owns Shenzhen Light Engine Limited, its PRC subsidiary (“SLEL”).

2. Within PubCo’s holding structure, the cross-border transfer of funds within PubCo’s corporate group is legal and compliant with the laws and regulations of the respective jurisdictions where PubCo’s subsidiaries are established, namely the PRC, Hong Kong, Singapore and the British Virgin Islands. After foreign investors’ funds enter PubCo, the funds can be directly transferred to LEW, then transferred to LEPL, and finally to LEIL, NVIL and SLEL. Such transfer of funds may be through loans or capital contributions.

3. If PubCo intends to distribute dividends in the future, as a holding company, it will be dependent on receipt of funds from its Hong Kong operating subsidiary LEIL and PRC subsidiary SLEL by way of dividend payments. SLEL will transfer the dividends to LEIL in accordance with the laws and regulations of PRC. LEIL will transfer the dividends to LEPL in accordance with the laws and regulations of Hong Kong, and then LEPL will transfer the dividends to LEW and then to PubCo, and the dividends will be distributed from PubCo to all shareholders respectively in proportion to the shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries or regions.

Any future determination related to PubCo’s dividend policy will be made at the discretion of PubCo’s board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments. Subject to the BVI BC Act and PubCo’s Memorandum and Articles of Association, PubCo’s board of directors may authorize and declare a dividend to shareholders at such time and of such an amount as they think fit if they are satisfied, on reasonable grounds, that immediately following the dividend the value of PubCo’s assets will exceed its liabilities and PubCo will be able to pay its debts as they become due. There is no further BVI statutory restriction on the amount of funds which may be distributed by PubCo by dividend.

Under Hong Kong law, dividends could only be paid out of distributable profits (that is, accumulated realized profits less accumulated realized losses) or other distributable reserves. Dividends cannot be paid out of share capital. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by LEIL. There are no restrictions on foreign exchange and there are no limitations on the abilities of PubCo to transfer cash to or from LEIL or to U.S. investors under Hong Kong Law. There are no restrictions or limitations under the laws of Hong Kong imposed on the conversion of HK dollars into foreign currencies and the remittance of currencies out of Hong Kong, nor is there any restriction on foreign exchange to transfer cash between PubCo and LEIL, across borders and to U.S. investors.

Under existing PRC foreign exchange regulations, payment of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or the SAFE, by complying with certain procedural requirements. Therefore, our PRC subsidiary, SLEL, is able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. Approval from, or registration with, appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. Current PRC regulations permit our PRC subsidiary to pay dividends to the Company only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations.

4. In the reporting periods presented in this proxy statement/prospectus and up to the date of this proxy statement/prospectus, save for (i) no dividend distribution; and (ii) cash transfers among entities of the Group that are made in the ordinary course of business as set forth below, no cash and other asset transfers have occurred among LEW and its subsidiaries or from LEW and its subsidiaries to investors; and no dividends or distributions from any of the subsidiaries has been made to LEW or to investors.

The following are the aggregate intra-group cash transfers made in the ordinary course of business for the six months ended March 31, 2023 and the years ended September 30, 2022, and 2021 and up to the date of this proxy statement/prospectus:

Month	From	To	Amount	Purpose of transfer
February 2023	LEW	LEIL	$2,480,000	Cash transfer for the settlement of accounts payable and operating costs incurred by LEIL
March 2023	LEIL	LEW	$20,000	Cash transfer for the settlement of its transaction costs

See “Selected Historical Consolidated Financial Data of Lew” and LEW’s consolidated financial statements and related notes included elsewhere in this proxy statement/prospectus. For the foreseeable future after the Business Combination, we intend to use PubCo’s earnings to further expand its business and as general working capital. As a result, in the foreseeable future, we do not expect to pay any cash dividends on PubCo’s securities.

Management and Board of Directors Following the Business Combination

Effective as of the closing of the Business Combination, the board of directors of PubCo will consist of five members. All members of PubCo’s board of directors will be nominated by LEW. See “PubCo’s Directors and Executive Officers after the Business Combination” for additional information.

Potential Risks Related to LEW’s Operations in Hong Kong and China

LEW’s operations are currently substantially based in Hong Kong, a Special Administrative Region of China. Although Hong Kong has its own governmental and legal system that is independent from China, it is uncertain whether in the future the Hong Kong government will implement regulations and policies of the Chinese government or adopt regulations and policies of its own that are substantially the same as those of the Chinese government. Moreover, LEIL recently formed SLEL, its wholly owned PRC subsidiary which has no material operations at the moment but will facilitate the selling of products to horticultural farms based in the PRC. As a result, legal and operational risks associated with operating in China will also apply to LEW. Given that changes in policies, regulations, rules, and the enforcement of laws of the Chinese government may be quick with little advance notice, being subject to various risks that are specific to doing business in China may result in a material change in LEW’s operations and the value of PubCo Ordinary Shares following the Business Combination, or could significantly limit or completely hinder our ability to offer or continue to offer PubCo’s securities to investors and cause the value of such securities to significantly decline or be worthless. Some major potential risks specific to doing business in China include, among others, the following:

•        The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. If such policy extends to cover Hong Kong, our ability to operate in Hong Kong may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. Such policy also affects our ability to expand our business to China or adversely affect our operations in China. Given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors or accept foreign investments and cause the value of PubCo’s securities to significantly decline or become worthless.

•        The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by the Chinese government requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the China Securities Regulatory Commission (“CSRC”) prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. Although LEW currently conducts part of its business in China through SLEL, our PRC counsel, Fangda Partners, is of the opinion that the Business Combination with LEW is likely not currently subject to CSRC approval. A copy of the opinion issued by Fangda Partners is filed as an exhibit hereunder as Exhibit 99.6. However, if we inadvertently conclude that such permissions or approvals are not required, or applicable laws, regulations, or interpretations change, or in the future the Chinese government extends such rules to cover companies with operations in Hong Kong, and CSRC approval is required for the Business Combination, it is uncertain whether it would be possible for us to obtain the approval, and any failure to obtain or delay in obtaining CSRC approval for the Business Combination would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies. It may hinder PubCo’s ability to list on a U.S. or other foreign exchange and to offer, or continue to offer, securities to investors, and the value of PubCo’s securities might significantly decline or become worthless.

•        Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. On June 5, 2023, LEIL formed Shenzhen Light Engine Limited, its wholly owned subsidiary in mainland China. Our PRC counsel, Fangda Partners, is of the opinion that LEW is likely not subject to cybersecurity review with the Cyberspace Administration of China, or the “CAC,” after the Cybersecurity Review Measures became effective on February 15, 2022, and is also not subject to network data security review by the CAC. A copy of the opinion issued by Fangda Partners is filed as an exhibit hereunder as Exhibit 99.6. However, if in the future the Chinese government extends such rules to cover companies with operations in Hong Kong or we become subject to such rules because of SLEL’s operations in the Chinese market, LEW may be subject to such reviews and there is no guarantee it can obtain the requisite approvals and its operations could be adversely affected.

See “Risk Factors — Risks Relating to Doing Business in China or Hong Kong” for more details.

Potential Regulatory Approvals

LEW currently has operations in Hong Kong, and recently established a subsidiary in mainland China. As of the date of this prospectus/proxy statement, as far as we are aware and in the judgment of the management, we have received all approval, license and permit from the PRC authorities to operate its business and obtained all requisite permissions or approval in connection with the Business Combination under PRC law, and have not been denied any such permissions or approvals. None of PubCo’s subsidiaries, including LEW or its subsidiaries are or will be covered by permissions requirements from the CSRC, the CAC or any other governmental agency. However, as PRC governmental authorities have significant discretion in interpreting and implementing statutory provisions, there is no assurance that such approval or permission will not be required under existing PRC laws, regulations or policies if the relevant PRC governmental authorities take a contrary position or adopt new interpretations, or under any new laws or regulations that may be promulgated in the future. Moreover, (i) if LEW does not receive or maintain such permissions or approvals, should they be required in the future by the PRC government, (ii) if LEW inadvertently concludes that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and LEW is required to obtain such permissions or approvals in the future, PubCo’s operations and financial conditions could be materially adversely affected, its ability to offer securities to investors could be significantly limited or completely hindered, and PubCo’s securities may substantially decline in value and become worthless.

Other Documents Relating to the Business Combination

In addition to the Agreement, the following agreements have been entered into in connection with, and to be effective upon the closing of, the Business Combination:

Lock-Up Agreements

In connection with the transactions, LEW will use its commercially reasonable efforts to cause shareholders of LEW who will own more than 15% of the issued and outstanding PubCo Ordinary Shares (an aggregate of 9,874,340 PubCo Ordinary Shares) as of immediately after the Acquisition Merger becoming effective to enter into the Lock-Up Agreements. The Lock-Up Agreements provide that these LEW shareholders will not, for at least six (6) months (and in certain cases, up to twelve (12) months) from the closing of the Business Combination and subject to certain exceptions, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of the ordinary shares issued in connection with the Acquisition Merger, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of such shares, whether any of these transactions are to be settled by delivery of any such shares, in cash, or otherwise. Such lock-up provisions will not apply to the transfer by gift or court order, or transfers to permitted transferees such as immediate family members or affiliates, provided that any such transferee will be also subject to the Lock-Up Agreement.

Employment Agreements

At the closing of the Business Combination, PubCo will enter into employment agreements with certain key executives of LEW (the “Employment Agreements”) which will contain the terms and conditions governing the employment of such individuals.

The foregoing description of the Employment Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreements, a form of which is filed as Exhibit 10.6 to the registration statement on Form S-4 of which this proxy statement/prospectus forms a part and incorporated herein by reference.

PIPE Investment Subscription Agreement and/or Forward Agreement

PubCo intends and uses commercially reasonable efforts to enter into subscription agreements with various investors for the private placement of PubCo Ordinary Shares (the “Private Placement”), which will close shortly before the closing of the Business Combination. It is estimated that approximately 2,000,000 shares (“PIPE Shares”) will be offered in the Private Placement, resulting in gross proceeds of approximately $20 million, though the amount of PIPE Shares offered, and net proceeds could end up varying significantly. The purpose of this Private Placement is to fund the Business Combination and related transactions and for general corporate purposes of the surviving entity. None of Ace’s Sponsor, directors, officers or any of their affiliates will participate in the PIPE investment.

Referral Agreement

On April 11, 2022, Yeung Man Teddy LO and Apex Twinkle Limited (“Apex”) entered into a referral agreement (the “Referral Agreement”), wherein Apex agreed to assist Yeung Man Teddy LO to identify potential SPACs and make a suitable referral of a SPAC to Yeung Man Teddy LO. Apex referred Ace to Yeung Man Teddy LO pursuant to the terms of the Referral Agreement. In consideration for such referral, Apex will be paid a service fee equivalent to 1.5% of the aggregate value of the business combination transaction at the closing of the Business Combination (the “Referral Fee”). The Referral Fee shall be paid to Apex in the form of 225,000 newly issued PubCo Ordinary Shares, or in such other form as Yeung Man Teddy LO and Apex may agree.

Redemption Rights

Pursuant to Ace’s Amended and Restated Memorandum and Articles of Association, a holder of ACBA Shares is entitled to redeem such ordinary shares upon consummation of the Business Combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Company’s trust account, including interest (net of taxes payable), divided by the number of then outstanding ordinary shares that were sold in Ace’s initial public offering (“IPO”) which was completed on April 8, 2021. Demand for redemption may be made by:

•        Voting for or against the business combination and electing redemption by checking the appropriate box on the proxy card; and

•        Tendering the ACBA Shares for which you are electing redemption by the business day prior to the extraordinary general meeting by either:

•        Delivering certificates representing ACBA Shares to Ace’s transfer agent, or

•        Delivering the ACBA Shares electronically through the DWAC system; and

•        Not selling or otherwise transferring the ACBA Shares until the closing of the Business Combination (tendering your ordinary shares for redemption is not considered selling or transferring your shares).

Ace’s shareholders will be entitled to redeem their ACBA Shares for a full pro rata share of the Company’s trust account (currently anticipated to be no less than approximately $11.11 per share) net of taxes payable.

In connection with tendering your shares for redemption, you must elect either to physically tender your share certificates to Ace’s transfer agent or deliver your shares to the transfer agent electronically using The Depository Trust Company’s DWAC (Deposit/Withdrawal at Custodian) System, in each case, by the business day prior to the extraordinary general meeting.

Through the DWAC system, this electronic delivery process can be accomplished by contacting your broker and requesting delivery of your shares through the DWAC system. Delivering shares physically may take significantly longer. In order to obtain a physical share certificate, a shareholder’s broker and/or clearing broker, DTC, and Ace’s transfer agent will need to act together to facilitate this request. There is a nominal cost associated with the above-referenced tendering process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge the tendering broker $45, and the broker would determine whether or not to pass this cost on to the redeeming holder. It is Ace’s understanding that shareholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. Ace does not have any control over this process or over the brokers or DTC, and it may take longer than two weeks to obtain a physical share certificate. Shareholders who request physical share certificates and wish to redeem may be unable to meet the deadline for tendering their ordinary shares before exercising their redemption rights and thus will be unable to redeem their ordinary shares.

In the event that a shareholder tenders its ordinary shares and decides prior to the consummation of the Business Combination that it does not want to redeem its ordinary shares, the shareholder may withdraw the tender. In the event that a shareholder tenders ordinary shares and the business combination is not consummated, these ordinary shares will not be redeemed for cash and the physical certificates representing these ordinary shares will be returned to the shareholder promptly following the determination that the Business Combination will not be consummated. Ace anticipates that a shareholder who tenders ordinary shares for redemption in connection with the vote to approve the Business Combination would receive payment of the redemption price for such ordinary shares soon after the completion of the Business Combination.

If properly demanded by Ace’s public shareholders, Ace will redeem each share into a pro rata portion of the funds available in the Company’s trust account, calculated as of two business days prior to the anticipated consummation of the Business Combination. As of the record date, this would amount to approximately $11.11 per share. If you exercise your redemption rights, you will be exchanging your ACBA Shares for cash and will no longer own the ordinary shares. If Ace is unable to consummate a business combination by July 8, 2023 (or up to October 8, 2023, if we extend the period of time to consummate a business combination), it will liquidate, and dissolve and public shareholders would be entitled to receive approximately $11.11 per share upon such liquidation.

Tendering Ordinary Share Certificates in connection with Redemption Rights

Ace is requiring the Ace public shareholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in “street name”, to either tender their certificates to ACBA’s transfer agent, or to deliver their shares to the transfer agent electronically using Depository Trust Company’s DWAC (Deposit/Withdrawal at Custodian) System, at the holder’s option prior to the business day immediately preceding the extraordinary general meeting. There is a nominal cost associated with the above-referenced tendering process and the act of certificating the shares or delivering them through the DWAC System. The transfer agent will typically charge the tendering broker $45.00, and it would be up to the broker whether to pass this cost on to the redeeming holder. However, this fee would be incurred regardless of whether Ace requires holders seeking to exercise redemption rights to tender their ordinary shares. The need to deliver ordinary shares is a requirement of exercising redemption rights regardless of the timing of when such delivery must be effectuated.

Any request for redemption, once made, may be withdrawn at any time up to the business day immediately preceding the extraordinary general meeting. Furthermore, if a shareholder delivered his certificate for redemption and subsequently decided prior to the date immediately preceding the extraordinary general meeting not to elect redemption, he may simply request that the transfer agent return the certificate (physically or electronically).

A redemption payment will only be made in the event that the proposed Business Combination is consummated. If the proposed Business Combination is not consummated for any reason, then public shareholders who exercised their redemption rights would not be entitled to receive the redemption payment. In such case, Ace will promptly return the share certificates to the public shareholder.

The Proposals

At the Extraordinary General Meeting, Ace’s shareholders will be asked to vote on the following:

•        the Reincorporation Merger Proposal;

•        the Acquisition Merger Proposal;

•        the Nasdaq Proposal;

•        the Governance Proposal;

•        the Incentive Plan Proposal; and

•        the Adjournment Proposal.

Please see “The Extraordinary General Meeting” on page 74 for more information on the foregoing Proposals.

Voting Securities, Record Date

As of April 30, 2023, there were 3,789,547 ACBA Ordinary Shares issued and outstanding. Only Ace’s shareholders who hold ACBA Ordinary Shares of record as of the close of business on [•], 2023 are entitled to vote at the Extraordinary General Meeting or any adjournment of the Extraordinary General Meeting. Approval of the Reincorporation Merger Proposal and the Acquisition Merger Proposal will each require the affirmative vote in excess of 50% of the issued and outstanding ACBA Ordinary Shares present and entitled to vote at the Extraordinary General Meeting or any adjournment thereof. The Reincorporation Merger Proposal and the Acquisition Merger Proposal are dependent upon each other. It is important for you to note that in the event that either of the Reincorporation Merger Proposal or the Acquisition Merger Proposal is not approved, then Ace will not consummate the Business Combination. Approval of each of the Nasdaq Proposal, the Governance Proposal, the Incentive Plan Proposal and the Adjournment Proposal will require the affirmative vote in excess of 50% of the issued and outstanding ACBA Ordinary Shares present and entitled to vote at the Extraordinary General Meeting or any adjournment thereof.

As of April 30, 2023, the initial shareholders collectively owned and were entitled to vote 1,454,000 ACBA Ordinary Shares, or approximately 38.4% of Ace’s outstanding shares. With respect to the Business Combination, the initial shareholders, which own approximately 38.4% of Ace’s outstanding shares as of the record date, have agreed to vote their ACBA Ordinary Shares in favor of the Reincorporation Merger Proposal and the Acquisition Merger Proposal pursuant to the letter agreements entered during the IPO, and intend to vote for the other Proposals although there is no agreement in place with respect to voting on the other Proposals.

In accordance with the BVI BC Act, approval of the Acquisition Merger by the LEW shareholders will require either the affirmative vote of a majority in excess of 50% of the LEW Shareholders at a duly convened meeting or written consent a majority in excess of 50% of the LEW shareholders as described in the memorandum and articles of association of LEW.

Anticipated Accounting Treatment

The Business Combination will be accounted for as a “reverse recapitalization” in accordance with U.S. GAAP. Under this method of accounting, Ace will be treated as the “acquired” company for financial reporting purposes. This determination is primarily based on the fact that subsequent to the Business Combination, LEW’s shareholders are expected to have a majority of the voting power of the combined company, LEW will comprise all of the ongoing operations of the combined company, and majority of the governing body of the combined company, and LEW’s senior management will comprise all of the senior management of the combined company. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of LEW issuing shares for the net assets of Ace, accompanied by a recapitalization. The net assets of Ace will be stated at historical costs. No goodwill or other intangible assets will be recorded. Operations prior to the Business Combination will be those of LEW.

Regulatory Approvals

The Reincorporation Merger, the Acquisition Merger and the other transactions contemplated by the Merger Agreement are not subjected to any U.S. federal or state regulatory requirements or approvals, or any regulatory requirements or approvals under the laws of the British Virgin Islands other than the filing and registration of the necessary documents with the Registrar of Corporate Affairs in the BVI.

Dissenter Rights

Holders of ACBA Ordinary Shares are entitled to dissenter rights under the BVI BC Act in connection with the Reincorporation Merger. In accordance with Section 179 of the BVI BC Act, a holder of ACBA Ordinary Shares is entitled to payment of the fair value of all of its shares upon validly dissenting from the Reincorporation Merger. Holders of ACBA Ordinary Shares may only dissent in respect of all shares that they hold in Ace.

Upon a holder of ACBA Ordinary Shares validly exercising its entitlement under Section 179 of the BVI BC Act, such Dissenting Shareholder ceases to have any rights (including the redemption rights) of a shareholder of Ace except the right to be paid the fair value of its ACBA Ordinary Shares.

A holder of ACBA Ordinary Shares who desires to exercise its entitlement to payment of the fair value of all of its shares is required to give to Ace written objection to the Reincorporation Merger before the Extraordinary General Meeting or before the vote on the Reincorporation Merger Proposal at the Extraordinary General Meeting.

Within 20 days immediately following the date on which the approval of Ace’s shareholders is obtained at the Extraordinary General Meeting (or any adjourned meeting), Ace shall give written notice of the approval to each Ace shareholder who gave a valid written objection to the Reincorporation Merger, except for those Ace shareholders who after giving the written objection, subsequently voted to approve the Reincorporation Merger Proposal at the Extraordinary General Meeting (or any adjourned meeting). Any such holder of ACBA Ordinary Shares who elects to dissent is required, within 20 days immediately following the date on which the notice of approval by Ace referred to above is given, to give Ace a written notice of its decision to elect to dissent, stating: (a) its name and address; (b) the number of ACBA Ordinary Shares in respect of which it dissents; and (c) a demand for payment of the fair value of its shares. On the effective date, a Dissenting Shareholder shall have its ACBA Ordinary Shares automatically cancelled in exchange for the right to receive payment resulting from the procedure in Section 179 of the BVI BC Act and such Dissenting Shareholder shall not be entitled to receive PubCo Ordinary Shares pursuant to the Reincorporation Merger.

An Ace shareholder who elects to dissent under Section 179 of the BVI BC Act and validly exercises its entitlement to payment of the fair value of the ACBA Ordinary Shares it holds following the procedures set forth above will not be entitled to have its ACBA Ordinary Shares redeemed. If an Ace shareholder has elected to have its ACBA Ordinary Shares redeemed but later elects to dissent, upon receipt of the written notice of such an Ace shareholder’s decision to elect to dissent, Ace shall instruct its transfer agent to return the ACBA Ordinary Shares (physically or electronically) delivered to the transfer agent in connection with such Ace shareholder’s demand for redemption to the Ace shareholder.

Holders of outstanding ACBA Units must separate the underlying ACBA Ordinary Shares and ACBA Warrants prior to objecting to the Reincorporation Merger and exercising their dissenter rights under Section 179 of the BVI BC Act. If ACBA Units are registered in a holder’s own name, the holder must deliver the certificate for its ACBA Units to Continental with written instructions to separate the ACBA Units into their individual component parts. This must be completed far enough in advance to permit the mailing of the certificates back to the holder so that the holder may object to the Reincorporation Merger and then exercise his, her or its dissenter rights upon the separation of the ACBA Ordinary Shares from the ACBA Units. Holders of ACBA Ordinary Shares who have validly exercised their right to dissent under Section 179 of the BVI BC Act will retain the ACBA Warrants that have been separated from the ACBA Ordinary Shares as described above.

If a broker, dealer, commercial bank, trust company or other nominee holds ACBA Units for an individual or entity (such individual or entity, the “beneficial owner”), the beneficial owner must instruct such nominee to separate the beneficial owner’s ACBA Units into their individual component parts. The beneficial owner’s nominee must send written instructions by facsimile to Continental. Such written instructions must include the number of ACBA Units to be separated and the nominee holding such ACBA Units. The beneficial owner’s nominee must also initiate electronically, using DTC’s DWAC system, a withdrawal of the relevant ACBA Units and a deposit of an equal number of ACBA Ordinary Shares and ACBA Warrants. This must be completed far enough in advance to permit the mailing of a physical certificate back to the holder so that the holder may object to the Reincorporation Merger and then exercise his, her or its dissenter rights upon the separation of the ACBA Ordinary Shares from the ACBA Units. While this is typically done electronically the same business day, beneficial owners should allow at least one full business day to accomplish the separation. If beneficial owners fail to cause their ACBA Ordinary Shares to be separated in a timely manner, they will likely not be able to object to the Reincorporation Merger and exercise their dissenter rights.

Interests of Certain Persons in the Business Combination

When you consider the recommendation of Ace’s board of directors in favor of adoption of the Reincorporation Merger Proposal, the Acquisition Merger Proposal and the other related Proposals, you should keep in mind that Ace’s directors and officers have interests in the Business Combination that are different from, or in addition to, your interests as a shareholder, including the following:

•        In the absence of shareholder approval for a further extension, if the proposed Business Combination is not completed by July 8, 2023 (or up to October 8, 2023, if the time period is extended, as described herein), Ace will be required to liquidate. In such event, 1,150,000 ACBA Ordinary Shares held by the initial shareholders, which were acquired prior to the IPO for an aggregate purchase price of $25,000, will be worthless. Such shares had an aggregate market value of approximately $[•] based on the closing price of ACBA Ordinary Shares of $[•] on Nasdaq as of [•], 2023;

•        In the absence of shareholder approval for a further extension, if the proposed Business Combination is not completed by July 8, 2023 (or up to October 8, 2023, if the time period is extended, as described herein), 304,000 Private Units purchased by the Sponsor for a total purchase price of $3,040,000, will be worthless. Such Private Units had an aggregate market value of approximately $[•] closing price of ACBA Units of $[•] on Nasdaq as of [•], 2023;

•        As of April 30, 2023, Ace has $2,066,865 in aggregate principal amount outstanding under the Notes that, pursuant to the Merger Agreement, are convertible into units of Ace upon the closing of the Business Combination. In the absence of shareholder approval for a further extension, if the proposed Business Combination is not completed by July 8, 2023 (or up to October 8, 2023, if the time period is extended, as described herein), then such loans may not be repaid;

•        As of December 31, 2022, and 2021, Ace had issued promissory notes in exchange for temporary advances from sponsor and related party for its deferred cost of the Initial Public Offering (“Related Party Advances”). The promissory notes issued pursuant to the Related Party Advances are unsecured, interest-free and would either be paid upon consummation of Ace’s initial Business Combination or at the lender’s discretion, converted upon consummation of Business Combination into additional private units at a price of $10.00 per unit. As of December 31, 2022, the balances due to the Related Party Advances were $893,814. In the absence of shareholder approval for a further extension, if the proposed Business Combination is not completed by July 8, 2023 (or up to October 8, 2023, if the time period is extended, as described herein), Ace may use a portion of the working capital held outside the Company’s trust account to repay the Related Party Advances but no proceeds from the Company’s trust account would be used for such repayment;

•        Unless Ace consummates the Business Combination, its officers, directors and initial shareholders will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceeded the amount of its working capital. As a result, the financial interest of Ace’s officers, directors and initial shareholders or their affiliates could influence its officers’ and directors’ motivation in selecting LEW as a target and therefore there may be a conflict of interest when determined that the Business Combination is in the shareholders’ best interest;

•        The exercise of Ace’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the transaction may result in a conflict of interest when determining whether such changes or waivers are appropriate and, in our shareholders’ best interest;

•        If the Business Combination with LEW is completed, LEW will nominate all members of the board of directors;

•        Ace’s related persons will own an aggregate of 8.62% of Ace upon the consummation of the Business Combination. Ace’s sponsor, Ace Global Investment Limited, will own a total of 1,665,068 shares, representing 8.62% of the total issued shares of Ace upon the closing of the Business Combination. They paid an aggregate of $5,258,955 for the shares, approximately $3.31 per share. On the basis that Ace’s shares are valued at $10.00 per share, Ace’s directors and officers will have a 202.1% rate of return; and

•        As of April 30, 2023, Ace’s directors and officers owned an aggregate of 85,000 ordinary shares, or approximately 0.4% of Ace’s outstanding ordinary shares. Based on a market price of $11.00 per one ACBA Share on April 30, 2023, the value of these shares was approximately $935,000.

•        As of April 30, 2023, an aggregate of $660,750 fees due and out-of-pocket expenses for which the Sponsor and its affiliates are awaiting reimbursement.

Recommendations of Ace’s Board of Directors to Ace’s Shareholders

After careful consideration of the terms and conditions of the Merger Agreement, Ace’s board of directors has determined that Business Combination and the transactions contemplated thereby are fair to and in the best interests of Ace and its shareholders and also concluded that LEW’s fair market value was at least 80% of Ace’s net assets. In reaching its decision with respect to the Reincorporation Merger and the Acquisition Merger, Ace’s board of directors reviewed various industry and financial data and the due diligence and evaluation materials provided by LEW. Ace’s board of directors did not obtain a fairness opinion on which to base its assessment. Ace’s board of directors recommends that Ace’s shareholders vote:

•        FOR the Reincorporation Merger Proposal;

•        FOR the Acquisition Merger Proposal;

•        FOR the Nasdaq Proposal;

•        FOR the Governance Proposal;

•        FOR the Incentive Plan Proposal; and

•        FOR the Adjournment Proposal.

Risk Factors

In evaluating the Business Combination and the Proposals to be considered and voted on at the Extraordinary General Meeting, you should carefully review and consider the risk factors set forth under “Risk Factors” beginning on page 24 of this proxy statement/prospectus. The occurrence of one or more of the events or circumstances described in that section, alone or in combination with other events or circumstances, may have a material adverse effect on (i) Ace’s ability to complete the Business Combination, and (ii) the business, cash flows, financial condition and results of operations of PubCo following consummation of the Business Combination.

Risks Relating to LEW’s Business and Industry

•        LEW may incur losses in the future.

•        If LEW fails to retain existing customers, derive revenue from existing customers consistent with historical performance or acquire new customers cost-effectively, its business could be adversely affected.

•        There is no assurance that LEW’s future expansion and other growth plans will be successful.

•        LEW is exposed to legal or other proceedings or to other disputes or claims.

•        LEW’s insurance coverage may not cover all its damages and losses.

•        Fluctuations in the value of currencies may lead to an increase in LEW’s operating costs.

•        LEW is dependent on its ability to retain existing senior management personnel and to attract new qualified management personnel.

•        Any adverse material changes to the markets in which LEW operates (whether localized or resulting from global economic or other conditions) such as the occurrence of an economic recession, pandemic or widespread outbreak of an infectious disease (such as COVID-19), could have a material adverse effect on LEW’s business, results of operations and financial condition.

•        Many of the economies in Asia, including Hong Kong, are experiencing substantial inflationary pressures which may prompt the governments to take action to control the growth of the economy and inflation that could lead to a significant decrease in LEW’s profitability in the future.

•        LEW’s subsidiaries are subject to the laws of Singapore, Hong Kong, the BVI and the PRC, which differ in certain material respects from the laws of the United States.

•        You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in Singapore, the British Virgin Islands or Hong Kong, based on United States or other foreign laws, against LEW, its directors and executive officers. Therefore, you may not be able to enjoy the protection of such laws in an effective manner.

•        LEW’s operations are substantially based in Hong Kong, a Special Administrative Region of China. It also plans to operate in China. Therefore, LEW will be subject to various risks that are specific to doing business in China.

•        LEW operates in a highly competitive industry and its failure to compete effectively could materially and adversely affect its sales and growth prospects.

•        Past growth may not be indicative of future growth.

•        The COVID-19 pandemic may in the future have a significant adverse impact on LEW’s revenue and also exposes its business to other risks.

•        LEW relies on a related party manufacturer to provide it with adequate supplies of products, the loss of which could cause its revenues, earnings or reputation to suffer.

•        LEW plans to expand into additional international markets, which will expose it to significant risks.

•        If LEW’s outside suppliers and manufacturers fail to supply products in sufficient quantities, at the appropriate level of quality, and in a timely fashion, its business could suffer.

•        LEW has experienced significant customer concentration in the past, which may occur again in the future.

•        LEW may regularly encounter potential conflicts of interest, and our failure to identify and address such conflicts of interest could adversely affect its business.

•        Adverse or negative publicity could cause LEW’s business to suffer.

•        LEW continues to explore new strategic initiatives, but may not be able to successfully execute on, or realize the expected benefits from, the implementation of its strategic initiatives, and its pursuit of new strategic initiatives may pose significant costs and risks.

•        LEW’s decision to launch new product or service offerings or to increase the prices of its products may not achieve the desired results.

•        If LEW is not able to adequately prevent disclosure of proprietary knowledge, the value of its products could be materially diminished.

•        LEW’s operations and investments are located in Asia and are therefore exposed to various risks inherent in operating and investing in the region.

•        LEW may experience product recalls, withdrawals or seizures, which could materially and adversely affect its business, financial condition and results of operations.

•        Certification and compliance are important to adoption of LEW’s lighting products, and failure to obtain such certification or compliance would harm its business.

•        Natural disasters and unusually adverse weather conditions could cause permanent or temporary damage to LEW’s offices and warehouses (or those of its suppliers), impair its ability to purchase, receive or replenish inventory or cause consumer traffic to decline, all of which could result in lost sales and otherwise materially and adversely affect its results of operations.

•        If LEW does not successfully develop and maintain an effective sales management system, its business and results of operations could be materially and adversely affected.

•        LEW is highly dependent on its management team, and the loss of its senior executive officers or other key employees could harm its ability to implement its strategies, impair its relationships with third parties and adversely affect its business, results of operations and growth prospects.

•        System security risks, data protection breaches, cyber-attacks and systems integration issues could disrupt LEW’s internal operations.

•        If LEW fails to further penetrate existing markets or successfully expand its business into new markets, then the growth in sales of its products, along with its operating results, could be negatively impacted and investors could lose all or part of their investment.

•        Risks Relating to LEW’s Operations

•        LEW may fail to attract, acquire or retain customers at its current or anticipated future growth rate, or may fail to do so in a cost-effective manner, which would adversely affect its business, financial condition and results of operations.

•        If LEW is unable to sustain pricing levels for its products and services, its business could be adversely affected.

•        LEW faces intense competition from competitors that are larger and more established, and that possess greater resources than it does, and if it is unable to compete effectively, it may be unable to gain sufficient market share to sustain profitability.

•        Increases in product costs, long lead times, supply shortages and supply changes could disrupt LEW’s supply chain and have an adverse effect on its business, financial condition and operating results.

•        The overall tightening of the labor market, increases in labor costs, or any possible labor unrest may adversely affect LEW’s business and results of operations.

•        LEW’s operating results could be adversely affected if it is unable to accurately forecast consumer demand for its offerings and adequately manage its inventory.

•        A significant increase in the cost of LEW’s primary delivery and shipping services for its products, or a significant disruption of these services, could adversely affect its business.

•        LEW has grown rapidly in recent years and has limited operating experience at its current scale of operations. If LEW is unable to manage its growth effectively, its brand, company culture and financial performance may suffer.

•        LEW may not be able to maintain an effective system of internal controls and compliance, which may adversely affect its business and reputation.

•        LEW’s business depends on network and mobile infrastructure and its ability to maintain and scale its technology. Any significant interruptions or delays in service on its apps or websites or any undetected errors or design faults, including flaws in security design, could result in limited capacity, reduced demand, processing delays and loss of customers.

•        The greenhouse farming solutions industry increasingly relies on intellectual property rights and although LEW seeks to ensure that it does not infringe the intellectual property rights of others, there can be no assurance that third parties will not assert intellectual property infringement claims against it, which claims may result in substantial costs and diversion of management and other resources and could have a material adverse effect on its business, financial condition and operating results. LEW’s inability to acquire, protect or maintain its intellectual property could harm its ability to compete or grow.

•        If LEW’s trademarks and trade names are not adequately protected, it may not be able to build name recognition in its markets of interest and its business may be adversely affected.

•        LEW’s proprietary rights may be difficult to enforce, which could enable others to copy or use aspects of its technology without compensating it, thereby eroding its competitive advantages and harming its business.

•        In the future, LEW may need to obtain licenses of third-party technology that may not be available to it or are available only on terms that are not commercially reasonable, and which may cause it to operate its business in a more costly or otherwise adverse manner that was not anticipated.

•        Because of the expense and uncertainty of litigation, LEW may not be in a position to enforce its intellectual property rights against third parties.

•        LEW may not be able to protect its intellectual property rights throughout the world.

•        LEW’s products are subject to government regulation in other countries, which could increase its costs significantly and limit or prevent the sale of its products.

•        Uncertainties with respect to the legal system in certain markets in Southeast Asia could adversely affect LEW.

•        Regulatory agencies may impose additional laws or regulations or change current laws or regulations, and compliance with new or changed governmental regulations, or any state attorney proceeding could increase LEW’s costs significantly and materially and adversely affect its business, financial condition and results of operations.

•        LEW’s failure to comply with regulations could result in substantial monetary penalties and could adversely affect its operating results.

•        LEW may experience product liability claims and litigation to prosecute such claims, and although it maintains product liability insurance, which it believes to be adequate for its needs, there can be no assurance that its insurance coverage will be adequate or that it will be able to obtain adequate insurance coverage in the future. In addition, LEW may be subject to consumer fraud claims, including consumer class action claims regarding product labeling and advertising, and litigation to prosecute such claims; these claims are generally not covered by insurance.

•        Changes in accounting standards and subjective assumptions, estimates and judgments by management related to complex accounting matters could significantly affect LEW’s financial results.

•        LEW’s business collects and processes a large amount of data including personal information, and it will face legal, reputational, and financial risks if it fails to protect its consumers’ data from security breaches or cyberattacks. LEW is also subject to various laws and regulations relating to privacy or the protection or transfer of data relating to individuals, and any change in such laws and regulations or any failure by LEW to comply with such laws and regulations could adversely affect its business.

•        Changes in, or failure to comply with, competition and antitrust laws could adversely affect LEW’s business, financial condition and results of operations.

Risks Relating to Doing Business in China or Hong Kong

•        Our business is subject to complex and rapidly evolving laws and regulations in the PRC. The Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value or our securities.

•        If the Chinese government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

•        If the Chinese government were to impose new requirements for approval from the PRC authorities to issue our securities to foreign investors or list on a foreign exchange, such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

•        China’s or Hong Kong’s economic, political and social conditions, as well as changes in any government policies, laws and regulations, could have a material adverse effect on our business.

•        There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.

•        The CSRC has released for public consultation the draft rules for China-based companies seeking to conduct initial public offerings in foreign markets. The Chinese government may exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares to investors and could cause the value of our ordinary shares to significantly decline or become worthless.

•        In the event that we rely on dividends and other distributions on equity paid by our Hong Kong or PRC subsidiary to fund any cash and financing requirements we may have, any limitation on the ability of our Hong Kong or PRC subsidiary to make payments to us could have a material and adverse effect on our ability to conduct our business.

•        To the extent cash or assets in our business is in Hong Kong or PRC or in our Hong Kong or PRC subsidiary, the funds or assets may not be available to fund operations or for other use outside of Hong Kong or PRC due to interventions in or the imposition of restrictions and limitations on our ability or the ability of our subsidiaries by the PRC government to transfer cash or assets.

•        PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may prevent us from making loans or additional capital contributions to our Hong Kong or PRC operating subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

•        Any requirement to obtain prior approval under the M&A Rules and/or any other regulations promulgated by relevant PRC regulatory agencies in the future could delay this offering and failure to obtain any such approvals, if required, could have a material adverse effect on our business, operating results and reputation as well as the trading price of our ordinary shares, and could also create uncertainties for this Business Combination and affect our ability to offer or continue to offer securities to investors outside China.

•        Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.

•        U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of our PRC or Hong Kong subsidiaries.

Risks Relating to Ace’s Business

•        Ace will be forced to liquidate the Company’s trust account if it cannot consummate a business combination by July 8, 2023 (or October 8, 2023, if we extend the period of time to consummate the business combination). In the event of a liquidation, Ace’s public shareholders will receive $11.11 per share and the ACBA Warrants will expire worthless.

•        Ace does not have a specified maximum redemption threshold in its current second amended and restated memorandum and articles of association. The absence of such a redemption threshold may make it possible for Ace to consummate the Business Combination, in connection with which a substantial majority of our public shareholders may redeem their Public Shares.

•        There is no guarantee that a shareholder’s decision whether to redeem its Public Shares for a pro rata portion of the Company’s trust account will put such shareholder in a better future economic position.

•        Ace’s shareholders who attempted to redeem their Public Shares may be unable to sell their Public Shares when they wish in the event that the Business Combination is not consummated.

•        You must tender your ACBA Ordinary Shares in order to validly seek redemption at the Extraordinary General Meeting.

•        If third parties bring claims against Ace, the proceeds held in trust could be reduced and the per-share liquidation price received by Ace’s shareholders may be less than $11.11 per share.

•        Any distributions received by Ace’s shareholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, Ace was proven to be unable to pay its debts as they became due in the ordinary course of business.

•        The initial shareholders have agreed to vote in favor of the Reincorporation Merger Proposal, the Acquisition Merger Proposal and the other Proposals described in this proxy statement/prospectus, regardless of how Ace public shareholders’ vote.

•        Shareholder litigation and regulatory inquiries and investigations are expensive and could harm Ace’s business, financial condition and results of operations and could divert management attention.

•        If Ace’s due diligence investigation of LEW was inadequate, then Ace’s shareholders following the Business Combination could lose some or all of their investment.

•        All of Ace’s officers and directors own ACBA Ordinary Shares which will not participate in liquidation distributions and, therefore, they may have a conflict of interest in determining whether the business combination is appropriate.

•        Ace’s officers and directors, and the Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate. Moreover, Ace’s officers and directors, and sponsor may realize a positive rate of return on such investments even if other public shareholders experience a negative rate of return following the Business Combination.

•        Ace is requiring shareholders who wish to redeem their shares in connection with the Business Combination to comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline for exercising their rights.

•        Ace will require its public shareholders who wish to redeem their ordinary shares in connection with the Business Combination to comply with specific requirements for redemption described above, such redeeming shareholders may be unable to sell their securities when they wish to in the event that the Business Combination is not consummated.

•        The initial shareholders, including the officers and directors, control a substantial interest in Ace and thus may influence certain actions requiring a shareholder vote.

•        If Ace’s security holders exercise their registration rights with respect to their securities, such selection may have an adverse effect on the market price of PubCo’s securities.

•        Ace will not obtain an opinion from an unaffiliated third party as to the fairness of the Business Combination to its shareholders.

•        If the Business Combination’s benefits do not meet the expectations of financial or industry analysts, the market price of Ace’s securities may decline.

•        Ace’s directors and officers may have certain conflicts in determining to recommend the acquisition of LEW, since certain of their interests, and certain interests of their affiliates and associates, are different from, or in addition to, your interests as a shareholder.

•        Ace will incur significant transaction costs in connection with transactions contemplated by the Merger Agreement.

•        Ace may waive one or more of the conditions to the Business Combination without resoliciting Ace’s shareholder approval for the Business Combination.

•        The unaudited pro forma condensed combined financial information contained in this proxy statement/prospectus may not be indicative of what the combined company’s actual financial condition or results of operations would have been.

•        Termination of the Merger Agreement could negatively impact Ace.

•        Ace’s shareholders will experience immediate dilution as a consequence of the issuance of PubCo Ordinary Shares as consideration in the Business Combination. Having a minority share position may reduce the influence that Ace’s current shareholders have on the management of PubCo.

•        Activities taken by Ace’s affiliates to purchase, directly or indirectly, Public Shares will increase the likelihood of approval of the Reincorporation Merger Proposal, the Acquisition Merger Proposal and the other Proposals and may affect the market price of Ace’s securities.

•        Subsequent to the consummation of the Business Combination, Ace may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and stock price, which could cause you to lose some or all of your investment.

•        Ace may not be able to complete an initial business combination with a U.S. target company since such initial business combination may be subject to U.S. foreign investment regulations and review by a U.S. government entity such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited.

Risks Relating to the Business Combination

•        Going public through a business combination rather than an underwritten offering presents risks to unaffiliated investors. Subsequent to completion of the Business Combination, we may be required to take write-downs or write-offs, restructure its operations, or take impairment or other charges, any of which that could have a significant negative effect on our financial condition, results of operations and price of our ordinary shares, which could cause you to lose some or all of your investment.

•        Ace and LEW have incurred and expect to incur significant costs associated with the Business Combination. Whether or not the Business Combination is consummated, the incurrence of these costs will reduce the amount of cash available to be used for other corporate purposes by Ace regardless of whether the Business Combination is consummated or not.

•        In the event that a significant number of ACBA Ordinary Shares are redeemed, the PubCo Ordinary Shares may become less liquid following the Business Combination.

•        Ace or LEW may waive one or more of the conditions to the Business Combination without resoliciting Ace shareholders’ approval for the Business Combination.

•        Nasdaq may reject our application for listing of PubCo’s securities, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

•        There will be a substantial number of PubCo Ordinary Shares available for sale in the future that may adversely affect the market price of PubCo Ordinary Shares.

•        Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or cannot be met.

•        Ace’s shareholders will experience immediate dilution as a consequence of the issuance of PubCo Ordinary Shares as consideration in the Business Combination. Having a minority share position may reduce the influence that Ace’s current shareholders have on the management of Ace.

•        Ace is an “emerging growth company” and the reduced disclosure requirements applicable to emerging growth companies may make its securities less attractive to investors.

•        The securities of the Post-Combination Company may be delisted or prohibited from being traded “over-the-counter” under the Holding Foreign Companies Accountable Act and the Accelerated Holding Foreign Companies Accountable Act if the PCAOB were unable to fully inspect the company’s auditor.

Risks Relating to PubCo

•        The Business Combination may be a taxable event for U.S. Holders of ACBA Ordinary Shares and ACBA Warrants.

•        Ace may be or may have been a PFIC during a U.S. Holder’s holding period.

SUMMARY FINANCIAL INFORMATION OF LEW

LEW presents below its summary consolidated financial data for the periods indicated. The following summary consolidated statements of comprehensive income/(loss) data for the six months ended March 31, 2023 and 2022, for the years ended September 30, 2022, and 2021, summary consolidated balance sheets data as of March 31, 2023, September 30, 2022 and 2021, and summary consolidated cash flow data for the six months ended March 31, 2023 and 2021, for the years ended September 30, 2022 and 2021, have been derived from LEW’s audited consolidated carve-out financial statements, and LEW’s unaudited condensed consolidated financial statement, included elsewhere in this proxy statement/prospectus. The summary consolidated financial data should be read in conjunction with LEW’s consolidated carve-out financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of LEW” included elsewhere in this proxy statement/prospectus. The consolidated carve-out financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commissions (the “SEC”). LEW’s historical results are not necessarily indicative of its results for any future periods.

	As of March 31,	As of September 30,
	2023	2022	2021
Balance Sheet Data:
Deferred tax assets	$—	$—	$22,783
Cash	$568,598	$—	$—
Accounts receivable	$4,487,248	$19,785,313	$2,750
Prepayments, related party	$5,095,548	$—	$—
Prepayments and other receivables	$878,321	$—	$—
Long-term investments	$254,780	$—	$—
Deferred offering costs	$279,102	$—	$—
Total assets	$11,563,597	$19,785,313	$25,533
Accounts payable, related party	$480,045	$13,411,525	$—
Accounts payable	$101,737	$—	$—
Accrued liabilities and other payables	$76,766	$—	$—
Contract liabilities	$1,792,366	$2,688,026	$301,991

	As of March 31,	As of September 30,
	2023	2022	2021
Amounts due to related parties	$1,016,951	$—	$—
Income tax liabilities	$441,900	$346,962	$—
Total liabilities	$3,909,765	$16,446,513	$301,991
Total shareholders’ equity (parent’s net investment)	$7,653,832	$3,338,800	$(276,458)
	Six Months Ended March 31,		For the Years Ended September 30,
	2023	2022	2022	2021
Statement of Operations Data:
Operating revenues	$18,676,443	$7,114,648	$55,313,104	$127,334
Income (loss) from operations	$138,836	$(138,082)	$2,383,687	$(193,163)
Other (expense) income, net	$204,610	$(58,848)	$(136,748)	$54,715
Income tax (expense) benefit	$(95,155)	$32,494	$(370,745)	$22,844
Net income (loss)	$248,291	$(164,436)	$1,876,194	$(115,604)
Foreign currency translation differences	$(27,642)	$1,489	$(4,898)	$308
Comprehensive income (loss)	$220,649	$(162,947)	$1,871,296	$(115,296)
Basic and diluted weighted average shares outstanding	$1,009	$1,000	$1,000	$1,000
Basic and diluted net income (loss) per share of ordinary shares	$246.08	$(164.44)	$1,876.19	$(115.60)
	Six Months Ended December 31,		For the Year Ended September 30,
	2023	2022	2022	2021
Statements of Cash Flow Data:
Net cash (used in) provided by operating activities	$(3,935,352)	$3,703,959	$(1,738,065)	$160,793
Net cash used in investing activities	—	—	—	—
Net cash provided by (used in) financing activities	4,531,631	(3,673,853)	1,743,962	$(161,162)
Effect of exchange rate change on cash	(27,681)	(30,106)	(5,897)	369
Net increase in cash	568,598	—	—	—
Cash at the beginning of period/year	—	—	—	—
Cash at the end of the period/year	$568,598	$—	$—	$—

COMPARATIVE PER SHARE INFORMATION

The following table sets forth the per share data of each of LEW and Ace on a stand-alone basis and the unaudited pro forma condensed combined per share data for the six months ended March 31, 2023 and the year ended September 30, 2022, after giving effect to the Business Combination assuming (i) actual redemption of ACBA Ordinary Shares, and (ii) maximum redemption of ACBA Ordinary Shares. The pro forma earnings information for the six months ended March 31, 2023 and the year ended September 30, 2022, were computed as if the Business Combination had been completed on October 1, 2021 and carried forward through the interim period.

The historical book value per share is computed by dividing total common shareholders’ equity by the number of ACBA Ordinary Shares outstanding at the end of the period. The pro forma combined book value per ACBA Ordinary Share is computed by dividing total pro forma common shareholders’ equity by the pro forma number of ACBA Ordinary Shares outstanding at the end of the period. The pro forma earnings per share of the combined company is computed by dividing the pro forma income available to the combined company’s common shareholders by the pro forma weighted-average number of ACBA Ordinary Shares outstanding over the period.

You should read the information in the following table in conjunction with the selected historical financial information summary included elsewhere in this proxy statement/prospectus, and the historical financial statements of Ace and LEW and related notes that are included elsewhere in this proxy statement/prospectus. The unaudited Ace and LEW pro forma combined per share information is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes included elsewhere in this proxy statement/prospectus.

The unaudited pro forma combined earnings per share information below does not purport to represent the earnings per share which would have occurred had the companies been combined during the periods presented, nor earnings per share for any future date or period. The unaudited pro forma combined book value per share information below does not purport to represent what the value of Ace and LEW would have been had the companies been combined during the periods presented.

(in thousands, except share and per share data)
	LEW	Ace	Pro Forma Combined Assuming Actual Redemptions into Cash	Pro Forma Combined Assuming Maximum Redemptions into Cash
Six months Ended March 31, 2023
Net income (loss)	$248	$(90)	$(468)	$(468)
Shareholders’ equity (deficit)	7,654	(5,369)	52,124	26,701
Weighted average shares outstanding – basic and diluted	1,009	1,454,000	21,387,727	19,052,180
Basic and diluted net income (loss) per share	246.08	(0.06)	(0.02)	(0.02)
Shareholders’ equity (deficit) per share – basic and diluted	7,585.56	(3.69)	2.44	1.40

Year Ended September 30, 2022
Net income	$1,876	$517	$2,227	$2,227
Shareholders’ equity (deficit)	3,339	(3,893)	49,257	25,282
Weighted average shares outstanding – basic and diluted	1,000	1,454,000	21,234,128	18,898,581
Basic and diluted net income per share	1,876.19	0.36	0.10	0.12
Shareholders’ equity (deficit) per share – basic and diluted	3,338.80	(2.68)	2.32	1.34

SECURITIES AND DIVIDENDS

Ace’s units, ordinary shares and warrants are each quoted on the Nasdaq, under the symbols “ACBAU”, “ACBA” and “ACBAW”, respectively. Each ACBA Unit consists of one ordinary share and one warrant entitling its holder to purchase one ordinary share at a price of $11.50 per whole share. ACBA Units commenced trading on Nasdaq on April 8, 2021. ACBA Shares and ACBA Warrants commenced separate trading on Nasdaq on May 21, 2021.

Ace has not paid any cash dividends on its ordinary shares to date and does not intend to pay cash dividends prior to the completion of a business combination. The payment of cash dividends in the future will be dependent upon Ace’s revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of a business combination. The payment of any dividends subsequent to the Business Combination will be within the discretion of PubCo’s board of directors. It is the present intention of Ace’s board of directors to retain all earnings, if any, for use in its business operations and, accordingly, Ace’s board does not anticipate declaring any dividends in the foreseeable future.

We are applying to list the PubCo Ordinary Shares and PubCo Warrants on Nasdaq in connection with the Business Combination. No guarantee can be made that any such listing will occur.

RISK FACTORS

Shareholders should carefully consider the following risk factors, together with all of the other information included in this proxy statement/prospectus before they decide whether to vote or instruct their vote to be cast to approve the Proposals described in this proxy statement/prospectus. These risks could have a material adverse effect on the business, financial conditioning and results of operations of PubCo, and could adversely affect the trading price of PubCo’s securities following the business combination.

Risks Relating to LEW’s Business and Industry

Unless the context otherwise requires, all references in this subsection to “we”, “us” or “our” refer to the business and operations of LEW and its subsidiaries prior to the consummation of the Business Combination, which will be the business of PubCo and its subsidiaries following the consummation of the Business Combination.

LEW may incur losses in the future.

We anticipate that after the Business Combination, LEW’s operating expenses, together with the increased general administrative expenses of a public company, will increase in the foreseeable future as we seek to maintain and continue to grow LEW’s business, attract potential customers and further enhance our service offering. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. As a result of the foregoing and other factors, we may incur net losses in the future and may be unable to achieve or maintain profitability on a quarterly or annual basis for the foreseeable future.

If LEW fails to retain existing customers, derive revenue from existing customers consistent with historical performance or acquire new customers cost-effectively, its business could be adversely affected.

Our ability to increase revenues depends in part on our ability to retain and keep existing customers engaged so that they continue to purchase products and/or services from us, and to acquire new customers cost-effectively. We intend to continue to expand our number of customers as part of our growth strategy. If we fail to retain existing customers and to attract and retain new customers, our business, financial condition and results of our operations could be adversely affected. Further, if customers do not perceive our product and service offerings to be of sufficient value, quality, or innovation, or if we fail to offer innovative and relevant product offerings, we may not be able to attract or retain customers or engage existing customers so that they continue to purchase our products and/or services or increase the amount of products and/or services purchased from us. We may lose current customers to competitors if they offer superior products and/or services or if we are unable to satisfy its customers’ orders in a timely manner.

There is no assurance that LEW’s future expansion and other growth plans will be successful.

As part of our future plans, we intend to expand to new markets. Currently, we are planning to expand our business to Southeast Asia including countries such as Singapore and China. We recently established a wholly owned subsidiary in the PRC which has no material operations at the moment but will facilitate the selling of products to horticultural farms based in the PRC. We are also expanding into smart greenhouse farming through the provision of integrated services, encompassing advisory, design, and engineering of data-centric Controlled Environment Agriculture (“CEA”) ecosystems. We may further expand LEW’s range of services organically, or inorganically through licensing, joint ventures, acquisitions and/or strategic alliances. As such, we may be subject to risks related to the expansion of LEW such as, among others:

•        the availability of sufficient funds;

•        difficulties arising from operating a significantly larger and more complex organization;

•        difficulties in entering into new businesses for which we may not be as or at all familiar;

•        difficulties in integrating the assets and the business operations of the subsidiaries and strategic alliances cohesively;

•        failure to realize expected profitability or growth;

•        failure to realize expected synergies and cost savings; and

•        unforeseen legal, regulatory, contractual, labor or other issues, whether in Singapore, Hong Kong, China or elsewhere.

We may also enter into new geographic markets, depending on the demand for our services as well as opportunities for growth. Overseas expansion involves numerous risks, including but not limited to legal and regulatory risks and financial costs. We cannot assure you that our operations in new geographic markets will be profitable. In addition to the above, geographic expansion will require substantial management dedication and efforts which may require significant additional expenditures. The successful implementation of our growth strategies depends on a variety of factors including our ability to hire and retain key management personnel, negotiate attractive terms for such acquisitions or expansions that may command high valuations, and obtain sufficient financing for our capital expenditures. There is no assurance that we will be able to obtain the required financing or that we will continue to have sufficient cash flow to fund LEW’s expansion. The above-mentioned challenges associated with LEW’s growth plans may place increased demands on our management and on our operational systems and other resources and could also increase our exposure to unanticipated risks and liabilities.

In particular, we are expanding our business to China with a plan to sell our lighting products and greenhouse farming services in the Chinese market. We recently established a wholly owned subsidiary in the PRC. While we believe the Chinese market presents great opportunities, China is one of the biggest users of greenhouse agriculture in the world, and entering the greenhouse farming market in China means we will have to compete with a number of existing greenhouse farming solutions providers. Such competitors may have more financial, technical, marketing and other resources than we do and may be more experienced and able to devote greater resources to the development, promotion and support of their business. Some competitors are well-established in China and any defensive measures they take in response to our expansion could hinder our growth and adversely affect our sales and results of operations. Moreover, our operations in China subject us to the complex Chinese laws and regulations, including those related to foreign trade, product quality, product liability, etc. There is no assurance that we will be able to comply with all such laws and regulations and enter the Chinese market successfully. For further discussion about the risks relating to doing business in China, see “Risk Factors — Risks Relating to Doing Business in China or Hong Kong.”

A major part of our growth plan revolves around the development of data-driven systems in CEA, aiming to encompass an ecosystem of offerings starting with the greenhouse farming space. For example, we intend to introduce smart sensors with data monitoring and analysis capabilities into the CEA system. However, there can be no assurance that we will be successful in developing and marketing such new Internet of Things (IoT) products that respond to technological changes or evolving industry standards. If we are unable, for technological or other reasons, to develop and introduce new IoT products in CEA cost-effectively, in a timely manner and in response to changing market conditions or customer requirements, our business, results of operations, and financial condition may be adversely affected. Developing or implementing new or updated IoT products and services may take longer and cost more than expected. We may rely on a combination of internal development, strategic relationships, licensing and acquisitions to develop our IoT products and services. The cost of such developing is inherently difficult to estimate. Our development and implementation of proposed IoT products and services may take longer than originally expected, require more testing than originally anticipated and require the acquisition of additional personnel and other resources. If we are unable to develop new or updated IoT products and services in CEA cost-effectively on a timely basis and implement them without significant disruptions to our existing CEA systems and processes of our customers, we may lose potential sales and harm our relationships with current or potential customers.

As such, there is no assurance that LEW will be successful in implementing its future plans or that we will be able to realize the profits, growth, or synergies expected from LEW’s expansion. In the event that LEW is unable to effectively or successfully execute our expansion strategies, PubCo’s business, financial condition, results of operations and prospects may be materially and adversely affected.

LEW is exposed to legal or other proceedings or to other disputes or claims.

In the event that our customers do not make payment in a timely manner, we may seek to enforce our contractual rights and seek recourse via litigation or arbitration. These legal procedures are time-consuming, and the settlement of a contract dispute may require additional financial and other resources. Failure to secure adequate payments in time or to manage past due receivables effectively could have a material and adverse effect on our business, financial condition, results of operations and prospects. Further, disputes and claims may arise, from time to time, between us and our customers, suppliers or sub-contractors for various reasons such as delays, unsatisfactory service delivery and alleged breaches of service contracts.

To date, we have not been the subject of workplace safety and/or negligence claims from employees, customers and/or members of the public, but there is a risk that such claims may be made against us in the future. These disputes, if remain unresolved or worsen, may eventually result in legal or other proceedings and therefore cause disruptions and delays to our operations, in addition to the extra costs that may be incurred in their settlement or other resolution. Our resources may also be diverted to defend the claims, thereby adversely affecting our business, financial condition, results of operations and prospects. In the event that we are unable to resolve the aforementioned disputes or claims satisfactorily in a timely manner or at all, our business, financial condition and results of operation may be materially and adversely affected. Please refer to the section titled “Legal Proceedings” of this proxy statement/prospectus for further details.

LEW’s insurance coverage may not cover all its damages and losses.

We maintain insurance policies to provide insurance coverage of our business operations. We expect to renew our insurance policies, such as our insurance policy for work injury compensation on an annual basis and there is no assurance that we will be able to renew all of our policies or obtain new policies on similar terms. The nature of our business operations entails inherent risks such as risk of fire, theft and property loss at the worksites. Also, LEW does not have key man insurance to cover the loss of key personnel. While we believe that we have sufficient insurance coverage for our business operations in line with industry standards and business practices in Hong Kong and although we may be able to increase our insurance coverage when required, there is no assurance that our existing or future insurance coverage will be sufficient to indemnify us against all potential losses.

After the consummation of the Business Combination, as a public company, we expect the laws, rules and regulations governing U.S. public companies will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In the event that our existing insurance coverage is insufficient to indemnify us against all or any losses, our business, financial condition, results of operations and prospects may be materially and adversely affected.

Fluctuations in the value of currencies may lead to an increase in LEW’s operating costs.

Our revenues are denominated in U.S. dollars while certain expenses are denominated in Hong Kong dollars/other currencies. As a result, there are certain mismatches between our revenues in U.S. dollars and costs denominated in Hong Kong dollars/other currencies. In addition, some of our suppliers are based in China and their operating costs are denominated in Renminbi/other currencies. If the Renminbi/other currencies appreciates relative to the U.S. dollar, the cost of our products will become more expensive in U.S. dollar terms, the currency in which we price our products and services. We have no hedges against currency risk. Consequently, any increase in the value of the Renminbi/other currencies against the U.S. dollar may reduce our margins, reduce our competitiveness against companies who source their products from suppliers with costs denominated in U.S. dollars or other currencies or render us unable to meet our costs.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the current policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. During the period between July 2008 and June 2010, the Renminbi has traded stably within a narrow range against the U.S. dollar. Since June 2010, the Renminbi has started to slowly appreciate further against the U.S. dollar.

There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against foreign currencies. Any significant fluctuations in the exchange rate between the Renminbi and the U.S. dollar may materially and adversely affect our cash flows, revenues, earnings and financial position and the amount of and any dividends PubCo may pay on its shares in U.S. dollars. Any fluctuations in the exchange rate between the Renminbi and the U.S. dollar could also result in foreign currency translation losses for financial reporting purposes.

LEW operates in multiple jurisdictions, which exposes it to the effects of fluctuations in currency exchange rates. It earns revenue denominated in U.S. Dollars, among other currencies. Fluctuations in foreign currency exchange rates will affect its financial results, which it reports in U.S. Dollars. LEW has not chosen but may in the future choose to enter into hedging arrangements to manage foreign currency translation, but such activity may not completely eliminate fluctuations in its operating results due to currency exchange rate changes. Hedging arrangements are inherently risky and could expose it to additional risks that could adversely affect its business, financial condition, results of operations and prospects.

LEW cannot assure you that movements in foreign currency exchange rates will not have a material adverse effect on its results of operations in future periods. Furthermore, the substantial majority of its revenue is denominated in emerging markets currencies. Because fluctuations in the value of emerging markets currencies are not necessarily correlated, there can be no assurance that its results of operations will not be adversely affected by such volatility.

LEW is dependent on its ability to retain existing senior management personnel and to attract new qualified management personnel.

Our continued success is highly dependent on our ability to retain our senior management personnel, who are responsible for key aspects of our business, including but not limited to maintaining customer relationships, developing new business opportunities, finance and project management. Our CEO has approximately 20 years of LED lighting technology and interactive design experience, and his knowledge, skills and extensive experience in our industry, business relationships with our customers, and ability to manage existing and develop new customer relationships have been important to the growth of LEW. If any of our key management personnel cease to be involved with LEW in the future and we are unable to find suitable replacements in a timely manner, this may cause disruptions to our business operations and our business, financial condition, results of operations and prospects may be adversely affected.

The success and growth of LEW also depend on our ability to identify, hire, train and retain suitable, skilled and qualified key management personnel. If we are unable to hire and retain employees from different sectors apart from the facilities management industry, such as hires with technology, finance, human resources and business development capabilities, our ability to build up our key management personnel team may be limited to a certain extent.

Any adverse material changes to the markets in which LEW operates (whether localized or resulting from global economic or other conditions) such as the occurrence of an economic recession, pandemic or widespread outbreak of an infectious disease (such as COVID-19), could have a material adverse effect on LEW’s business, results of operations and financial condition.

During the fiscal year ended September 30, 2022, substantially all of LEW’s revenue was derived from the European Union. Any adverse circumstances affecting this market, such as an economic recession, epidemic outbreak or natural disaster or other adverse incidents, may adversely affect our business, financial condition, results of operations and prospects. Any downturn in the industry which we operate in resulting in the postponement, delay or cancellation of contracts and delay in recovery of receivables is likely to have an adverse impact on our business and profitability. Uncertain global economic conditions have had and may continue to have an adverse impact on our business in the form of lower net sales due to weakened demand, unfavorable changes in product price/mix, or lower profit margins. In addition, the effect of inflation often results in reduced spending.

During economic downturns or recessions, there can be a heightened competition for sales and increased pressure to reduce selling prices as our customers may reduce their demand for our services. If we lose significant sales volume or reduce selling prices significantly, then there could be a negative impact on our combined financial condition or results of operations, profitability and cash flows. Reduced availability of credit may also adversely affect the ability of some of our customers and suppliers to obtain funds for operations and capital expenditures. This could negatively impact our ability to obtain necessary supplies as well as our sales of equipment to affected customers. This could additionally result in reduced or delayed collections of outstanding accounts receivable.

COVID-19 has impacted the global economy resulting in significant economic contraction and high unemployment rates during 2020 and continuing into 2023. The general economic downturn may affect the ability of our counterparties to perform their obligations in a timely manner or at all. Government measures to alleviate the economic impact of COVID-19 or other similar pandemics such as the imposition of relief from actions for inability to perform scheduled contracts, or relief for financially distressed individuals, firms and other businesses could adversely affect our ability to enforce and require our counterparties to perform their obligations under our contracts. Our revenue and profitability may be materially impacted if COVID-19 (or any health epidemic or virus outbreak) affects or continues to affect the overall economic and market conditions in Asia for a prolonged period of time. Such an economic slowdown and/or negative business sentiment could potentially have an adverse impact on our business and operations. We are uncertain as to when the outbreak of COVID-19 will be contained, and we also cannot predict if the impact of an outbreak will be short-lived or long-lasting or when local and global markets will be able to fully recover to pre-COVID-19 levels. If these disruptions are for a prolonged period of time, or if there are further outbreaks of infectious diseases, these may have a material adverse effect on our business, financial condition, results of operations, and prospects.

Many of the economies in Asia, including Hong Kong, are experiencing substantial inflationary pressures which may prompt the governments to take action to control the growth of the economy and inflation that could lead to a significant decrease in LEW’s profitability in the future.

While many of the economies in Asia have experienced rapid growth over the last two decades, they currently are experiencing inflationary pressures. As governments take steps to address the current inflationary pressures, there may be significant changes in the availability of bank credit, interest rate increases, limitations on loans, or restrictions on currency conversions and foreign investment. There also may be imposition of price controls. If prices for the products we source or if wages rise at a rate that is insufficient to compensate for the rise in these costs, it may have an adverse effect on our profitability. If these or other similar restrictions are imposed by a government to influence the economy, it may lead to a slowing of economic growth. Hong Kong’s core inflation rose by 2.0% on a year on year (YoY) basis in December 2022 and saw a peak of 4.4% in September 2022. The pickup in core inflation was on account of larger increases in the prices of food, services and retail, and other goods. To mitigate inflationary pressures, we will be regularly reviewing our pricing structure to ensure sustainable profitability.

LEW’s subsidiaries are subject to the laws of Singapore, Hong Kong, the BVI and the PRC, which differ in certain material respects from the laws of the United States.

Our operating subsidiaries, Light Engine Pte Limited, Light Engine International Limited, NEOS Ventures Investment Limited and Shenzhen Light Engine Limited are incorporated in Singapore, Hong Kong, the BVI and the PRC, respectively. Therefore, they are required to comply with the laws of Singapore, Hong Kong and the PRC, respectively, certain of which are capable of extra-territorial application, as well as their formation documents. In particular, Singapore companies are required to comply with certain provisions of the Securities and Futures Act 2001 of Singapore (the “SFA”), which prohibit certain forms of market conduct and information disclosures, and impose criminal and civil penalties on corporations, directors and officers in respect of any breach of such provisions. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value. The PRC legal system is evolving rapidly, and the interpretations of many laws, regulations and rules may contain inconsistencies and enforcement of these laws, regulations and rules involves uncertainties. See “Risk Factors — Risks Relating to Doing Business in China or Hong Kong.”

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in Singapore, the British Virgin Islands or Hong Kong, based on United States or other foreign laws, against LEW, its directors and executive officers. Therefore, you may not be able to enjoy the protection of such laws in an effective manner.

LEW is a British Virgin Islands business company with its principal executive offices located in Hong Kong. We currently conduct a substantial portion of our operations in Hong Kong and a substantial amount of our assets are located in Hong Kong. Moreover, a majority of our executive officers and directors are located in or have significant ties to Hong Kong. As a result, it may be difficult or impossible for shareholders to bring an action against us or against these individuals in Hong Kong in the event that you believe that your rights have been infringed under the securities laws of the United States or otherwise.

In addition, uncertainty also exists as to whether the courts of Hong Kong would recognize or enforce judgments of U.S. courts obtained against us or our officers and/or directors predicated upon the civil liability provisions of the securities laws of the United States or any state thereof or be competent to hear original actions brought in Hong Kong against us or such persons predicated upon the securities laws of the United States or any state thereof.

LEW’s operations are substantially based in Hong Kong, a Special Administrative Region of China. It also intends to operate in China. Therefore, LEW will be subject to various risks that are specific to doing business in China.

Our operations are substantially based in Hong Kong. Although Hong Kong has its own governmental and legal system that is independent from China, it is uncertain whether in the future the Hong Kong government will implement regulations and policies of the Chinese government or adopt regulations and policies of its own that are substantially the same as those of the Chinese government. Also, on June 5, 2023, we established our wholly owned subsidiary in China. However, we do not have or intend to have any contractual arrangement to establish a variable interest entity structure with our PRC Subsidiary or any other entity in China. None of our directors, officers and employees are based in China.

Legal and operational risks associated with operating in China may therefore apply to LEW’s operations in Hong Kong and PRC. Given that changes in policies, regulations, rules, and the enforcement of laws of the Chinese government may be quick with little advance notice, it is uncertain in the future whether our operations in Hong Kong will be subjected to the oversight of the Chinese authorities. We cannot assure you that we will not be subject to unique risks due to uncertainty about any future actions of the Chinese government or authorities in Hong Kong in relation to business operations in China or Hong Kong, or regulatory oversight of overseas listing of companies with operations in China or Hong Kong.

On June 5, 2023, we formed Shenzhen Light Engine Limited, a new wholly owned PRC subsidiary that has no material operations at the moment but will facilitate selling of products to horticultural farms based in the PRC (the “PRC Subsidiary”). The PRC Subsidiary likely will be subject to applicable Chinese laws and regulations and our compliance with such laws and regulations likely would expose us to additional time, attention and financial costs.

LEW operates in a highly competitive industry and its failure to compete effectively could materially and adversely affect its sales and growth prospects.

The integrated greenhouse farming solutions industry is a highly competitive industry with few barriers to entry. LEW’s competitors include, but are not limited to Heliospectra AB, and Sollum Technologies. LEW’s ability to remain competitive depends on many factors, including providing creative integrated solutions, having relevant products, continued innovation, competitive pricing, a strong reputation, and access to capital to fund its operations. LEW competes in a market that is highly sensitive to the introduction of new greenhouse farming solutions, which may rapidly capture a significant share of the market. As certain solutions and products become more mainstream, with broader distribution, LEW will experience increased competition for those solutions and products. Increased competition from companies that provide competitive services through retail or e-commerce channels could have a material adverse effect on LEW’s financial condition and results of operations. Certain of its competitors may have significantly greater financial, technical and marketing resources than LEW does, and may be able to adapt to changes in consumer preferences more quickly, devote greater resources to the marketing and sale of their products, or generate greater brand recognition. In addition, its competitors may be more effective and efficient in introducing new solutions and products. Furthermore, if LEW fails to maximize the efficiency of its sale strategies, its business and results of operations could be materially and adversely affected. It may not be able to compete effectively, and any of the factors listed above may cause price reductions, reduced margins and losses of its market share.

Past growth may not be indicative of future growth.

Historically, LEW has experienced substantial sales growth through organic market share gains, expansion into new markets and acquisition of new production capacities that have increased its size, scope, and geographic footprint. Its various business strategies and initiatives, including its growth initiatives, are subject to business, economic and competitive uncertainties and contingencies, many of which are beyond its control. While it contemplates continued growth through internal expansion and acquisitions, it may not be able to:

•        expand and retain its abilities to acquire new customers, retain existing customers, and grow its share of the market;

•        expand its range of products;

•        penetrate new markets;

•        generate sufficient cash flows to support expansion plans and general operating activities;

•        obtain financing;

•        identify suitable acquisition candidates and successfully integrate acquired businesses;

•        maintain favorable supplier/manufacturer arrangements and relationships; and

•        identify and divest assets that do not continue to create value consistent with its objectives.

If LEW does not manage these potential difficulties successfully, its operating results could be adversely affected.

The COVID-19 pandemic may in the future have, a significant adverse impact on our revenue and also exposes LEW’s business to other risks.

The COVID-19 pandemic, its broad impact and measures taken to contain or mitigate the pandemic have had, and are likely to continue to have, significant negative effects on the global economy, employment levels, employee productivity, supply chains, and day-to-day business operations. Despite the pandemic’s positive impact on LEW’s sales growth during the past two years, LEW may continue to pose challenges arising from supply chain disruptions, decreased consumer demand, and economic uncertainty post-pandemic.

LEW is unable to predict whether the resurgence in infections and fatalities or emergence of new variants may cause governments to re-impose some or all prior or new restrictive measures, with their consequential impact on economies and supply chains, nor the pace of re-emergence from the COVID-19 pandemic in the global and regional economy. Any continuing effects of, or prolonged re-emergence from, the COVID-19 pandemic could have a material adverse effect on its business, financial condition and results of operations.

In addition, its ability to fund its liquidity requirements and operate its business depend on LEW’s cash flows from operations and potentially its ability to access capital markets and borrow on credit facilities. Its access to and the availability of financing on acceptable terms may be adversely impacted by the pandemic.

As a result of these and other consequences, the COVID-19 pandemic may adversely affect LEW’s business, financial condition and results of operations. The extent to which COVID-19 will impact its operations will depend on future developments, which are highly uncertain, cannot be predicted at this time, may be outside of its control, and include the magnitude, duration and severity of COVID-19 and any new variants of the virus in the future, the actions by governments taken to contain or mitigate any outbreaks and any associated economic downturn or extended slowdown in the greenhouse farming solutions markets and the availability and widespread distribution and use of effective vaccines.

In addition, a downturn in the economy, including as a result of COVID-19, could adversely impact demand for LEW’s product and service offerings. The global economies may slow dramatically as a result of a variety of factors, including turmoil in the credit and financial markets, concerns regarding the stability and viability of major financial institutions, the state of the greenhouse farming solutions markets, and volatility in worldwide stock markets. In the event of such economic downturn, the global economies could become significantly challenged in a recessionary state for an indeterminate period of time. Inflation or other changes in economic conditions that negatively affect demand for discretionary items could adversely affect LEW’s revenue. These economic conditions could cause many of LEW’s existing and potential customers to delay or reduce purchases of its products for some time, which in turn could harm its business by adversely affecting its revenues, results of operations, cash flows and financial condition. LEW cannot predict these economic conditions or the impact they would have on its customers or business.

LEW relies on a related party manufacturer to provide it with adequate supplies of products, the loss of which could cause its revenues, earnings or reputation to suffer.

LEW currently relies on a related party manufacturer to supply all of the tools and products that LEW sell and/or integrates into its integrated farming solutions. See “Business of LEW — Our Core Offering — Customers and Suppliers” for a description of the material terms of the master supplier agreement that we entered into with such major supplier. If LEW is unable to obtain sufficient quantity, quality and variety of the products in a timely and low-cost manner from our manufacturers, LEW will be unable to fulfill our customers’ orders in a timely manner, which may cause LEW to lose revenues and market share or incur higher costs, as well as damage the value of its brand.

Further, the services LEW requires from its manufacturers may be disrupted by a number of factors associated with the manufacturers’ business, including the following:

•        labor disruptions;

•        delivery problems;

•        internal inefficiencies;

•        equipment failure; and

•        natural or man-made disasters.

LEW plans to expand into additional international markets, which will expose it to significant risks.

LEW is currently expanding its operations to Southeast Asia including countries such as Singapore and China, which requires significant resources and management attention and subjects it to regulatory, economic, and political risks in addition to those it already faces in its main markets of Europe and the United States. There are significant risks and costs inherent in doing business in international markets, including:

•        difficulty establishing and managing international operations and the increased costs and risks associated with operation, infrastructure and logistics and compliance costs associated with locations in different countries or regions;

•        the need to vary pricing and margins to effectively compete in international markets;

•        the need to adapt and localize products for specific countries, including obtaining rights to third-party intellectual property used in each country;

•        increased competition from local providers of similar products;

•        the need to protect and enforce intellectual property rights abroad;

•        the need to offer customer support in various languages;

•        difficulties in appointing foreign distributors;

•        difficulties in understanding and complying with local laws, regulations, and customs in other jurisdictions;

•        compliance with anti-bribery laws, such as the U.S. Foreign Corrupt Practices Act (FCPA), and the U.K. Bribery Act 2010 (U.K. Bribery Act), by LEW, its employees, and its business partners;

•        complexities and other risks associated with current and future legal requirements in other countries, including legal requirements related to consumer protection, consumer product safety, and data privacy and data protection frameworks;

•        tariffs and other non-tariff barriers, such as quotas and local content rules, as well as tax consequences;

•        fluctuations in currency exchange rates and the requirements of currency control regulations, which might restrict or prohibit conversion of other currencies into U.S. dollars; and

•        the possibility that local civil unrest, political instability, or changes in diplomatic or trade relationships might disrupt its operations in one or more markets.

If LEW’s outside suppliers and manufacturers fail to supply products in sufficient quantities, at the appropriate level of quality, and in a timely fashion, its business could suffer.

LEW’s products are produced in China by a related party manufacturer. In the event LEW is to lose any significant suppliers or contract manufacturers and has trouble in finding or transitioning to alternative suppliers or manufacturers, it could result in product shortages or product back orders, which could harm its business. There can be no assurance that suppliers will be able to provide LEW’s contract manufacturers with the products in the necessary quantities and at the appropriate levels of quality that LEW requests or at a price that it is willing to pay.

LEW’s timely product and services delivery, business operations and profit margin are dependent upon the ability of its suppliers to supply products to it, in a timely and cost-efficient manner. LEW’s ability to enter new markets and sustain satisfactory levels of sales in each market depends on the ability of its suppliers and contract manufacturers to provide required levels of products and to comply with all applicable regulations. The failure of its outside suppliers or manufacturers to produce its products could materially adversely affect its business operations and profit margin. LEW believes it has dependable suppliers for all of its required products and LEW has identified alternative suppliers and manufacturers for its products. However, if its suppliers and manufacturers are unable to perform, any delay in replacing or substituting any of them could adversely affect LEW’s business.

LEW’s suppliers or government regulators may interpret new regulations in such a way as to cause a disruption in its supply chain as these parties undertake increased scrutiny of products, causing certain suppliers or it to discontinue, change or suspend the sale of certain products or components. LEW believes that it could establish alternate sources for most of these materials, any delay in locating and establishing relationships with other sources could result in product shortages and back orders for the products, with a resulting loss of net sales and profitability. These can be caused by conditions not within its control, including, but not limited to, the following:

•        weather;

•        transportation interruptions;

•        enforcement action by a government regulator against any LEW supplier;

•        strikes by supplier employees; and

•        natural disasters or other catastrophic events.

LEW has experienced significant customer concentration in the past, which may occur again in the future.

LEW may, in any given period, have only a few customers resulting in a large proportion of revenues coming from a few customers. During the six months ended March 31, 2023, approximately 60% all of LEW’s revenue was generated from one customer. There is currently no master purchase agreement in place with the said major customer. See “Business of LEW — Our Core Offering — Customers and Suppliers.” If any such significant customer was to cease purchasing LEW’s products, LEW could suffer from the resulting loss of revenue. The nature of these large contracts with few customers may expose LEW’s revenues to potential client concentration risks. In addition, significant geographic concentration could pose a risk in the event of a geographic-specific business downturn in LEW’s areas of concentration.

LEW may regularly encounter potential conflicts of interest, and our failure to identify and address such conflicts of interest could adversely affect its business.

We face the possibility of actual, potential, or perceived conflicts of interest in the ordinary course of our business operations. Conflicts of interest may exist between (i) our different businesses; (ii) us and our clients; (iii) our clients; (iv) us and our employees; (v) our clients and our employees, (vi) us and our product suppliers or (vii) us and the Controlling LEW Shareholder. As we expand the scope of our business and our client base, it is critical for us to be able to timely address potential conflicts of interest, including situations where two or more interests within our businesses naturally exist but are in competition or conflict. We have put in place internal control and risk management procedures that are designed to identify and address conflicts of interest, including a procedure for presenting potential conflicts of interest to the audit committee of our board of directors. However, appropriately identifying and managing actual, potential, or perceived conflicts of interest is complex and difficult, and our reputation and our clients’ confidence in us could be damaged if we fail, or appear to fail, to deal appropriately with one or more actual, potential, or perceived conflicts of interest. It is possible that actual, potential, or perceived conflicts of interest could also give rise to client dissatisfaction, litigation, or regulatory enforcement actions. Regulatory scrutiny of, or litigation in connection with, conflicts of interest could have a material adverse effect on our reputation, which could materially and adversely affect our business in a number of ways, including a reluctance of some potential clients and counterparties to do business with us. Any of the foregoing could materially and adversely affect our reputation, business, financial condition, and results of operations.

A conflict of interest occurs when an individual’s private interest (or the interest of a member of his or her family or close friend(s) or business associate(s)) interferes, or even appears to interfere, with the interests of our company as a whole. A conflict of interest can arise when an employee, officer or director (or a member of his or her family or a close friend(s) or business associate(s)) takes actions or has interests that may make it difficult to perform his or her work for our company objectively and effectively. Conflicts of interest also arise when an employee, officer or director (or a member of his or her family or close friend(s) or business associate(s)) receives improper personal benefits as a result of his or her position in our company.

Directors and executive officers must seek determinations and prior authorizations or approvals of potential conflicts of interest exclusively from our audit committee. All other employees are required to approach our Chief Executive Officer or our Chief Financial Officer if they have any questions about reporting a suspected conflict of interest.

LEW’s main supplier is Huizhou Light Engine Limited, a company which is under common control with LEW and which is controlled by the Controlling LEW Shareholder. See “Business of LEW — Our Core Offering — Customers and Suppliers” for a description of the material terms of the master supplier agreement that we entered into with such major supplier. This common ownership creates potential conflicts of interest between LEW and its main supplier in terms of potential pricing and other product terms.

Adverse or negative publicity could cause LEW’s business to suffer.

LEW’s business depends, in part, on the public’s perception of its integrity and the safety and quality of the products in connection with its services. Any adverse publicity could negatively affect the public’s perception about its industry, its products or services, or its reputation and could result in a significant decline in its operations. Specifically, LEW is susceptible to adverse or negative publicity regarding:

•        the greenhouse farming solutions industry;

•        skeptical customers;

•        its competitors;

•        the safety and quality of its services and/or products;

•        any recalls of its competitors’ products or service solutions;

•        regulatory investigations of its products or its competitors’ products; and

•        scandals or other adverse publicity regarding the business practices, services or products of it or its competitors.

Adverse publicity concerning any actual or purported failure of LEW to comply with applicable laws and regulations, whether or not resulting in enforcement actions or the imposition of penalties, could have an adverse effect on the goodwill of LEW and could negatively affect its ability to attract customers, which would negatively impact its ability to generate revenue. It cannot ensure that all distributors will comply with applicable legal requirements relating to the advertising, labeling, licensing or distribution of its products.

In addition, customer perception of the safety and quality of LEW’s products and services as well as similar products and services offered by competitors can be significantly influenced by media attention, publicized scientific research or findings, widespread product liability claims and other publicity concerning its products or similar products distributed by other companies. Adverse publicity, whether or not accurate or resulting from customers’ use or misuse of LEW’s products or services, that associates them with any adverse effects, questions the benefits of its or similar products and services or claims that they are ineffective or have inaccurate instructions as to their use, could negatively impact LEW’s reputation or the market demand for its products and services.

Negative public perception may also arise from regulatory actions or investigations, regardless of whether those investigations involve LEW. It is highly dependent upon customers’ perception of the safety and quality of its products and services as well as similar products and services offered by competitors. Thus, the mere publication of reports asserting that such products or services may be harmful or adverse public reports or other media attention regarding the safety, efficacy and quality of greenhouse farming solutions in general, or of LEW’s products or services specifically, could have a material adverse effect on LEW, regardless of whether these reports are scientifically supported. Any such adverse public reports or other media attention could arise even if the adverse effects associated with such products or services resulted from customers’ failure to use them, and the content of such public reports and other media attention may be beyond LEW’s control.

Adverse publicity relating to LEW, its products or services, or its operations generally, would have a negative effect on its ability to attract, motivate and retain distributors.

LEW continues to explore new strategic initiatives, but may not be able to successfully execute on, or realize the expected benefits from, the implementation of its strategic initiatives, and its pursuit of new strategic initiatives may pose significant costs and risks.

LEW’s strategic initiatives are focused on, among other things, new product acquisitions, development of new solutions and services, new market entry and expansion, and improving consumer retention. It also continually evaluates acquisition opportunities that it believes fit well within its brand portfolio and create value for its shareholders. Its future operating results are dependent, in part, on its management’s success in implementing these and other strategic initiatives, and as a result could divert management’s attention from its existing business as management focuses on developing these initiatives and related operations. Also, LEW’s short-term operating results could be unfavorably impacted by the opportunity and financial costs associated with the implementation of its strategic plans or the completion of any acquisitions, and it might not realize the benefits from such strategies. In addition, LEW may not be successful in achieving the intended objectives of its strategic initiatives (including acquisitions) in a timely manner or at all. It may choose to fund any acquisitions by way of (i) third party debt, which would subject it to additional covenant obligations and liquidity constraints, (ii) cash, which could divert working capital away from its existing business, or (iii) equity, which would result in dilution for existing shareholders, or any combination of the foregoing. There can also be no guarantee that it will be able to obtain third party debt on favorable terms, or at all.

LEW’s decision to launch new product or service offerings or to increase the prices of its products may not achieve the desired results.

The greenhouse farming solutions industry is dynamic, and the expectations and behaviors of customers shift constantly and rapidly. As part of its operating strategy, LEW has expanded, and it plans in the future to continue to expand, the number and variety of its products and services that it offers to customers. Changes or additions to its products and service offerings may not attract customers, and may reduce confidence in its existing offerings, negatively impact the quality of its brands, negatively impact its relationships with customers, expose it to increased market or legal risks, or subject it to new laws and regulations or otherwise harm its business. LEW may not successfully anticipate or keep pace with changes in the industry, and it may invest considerable financial, personnel and other resources to pursue strategies that do not ultimately prove effective such that its results of operations and financial condition may be harmed. If it is not able to raise its prices and/or generate more sales, or if it loses some customers as a result of price increases, its business, financial condition and results of operations could be adversely affected.

If LEW is not able to adequately prevent disclosure of proprietary knowledge, the value of its products could be materially diminished.

Trade secrets are difficult to protect. LEW relies on trade secrets to protect its proprietary knowledge, especially where it does not believe patent protection is appropriate or obtainable, or where such patents would be difficult to enforce, with regard to the formulas of its products, know-how, marketing data, research and development data, and other proprietary information. LEW relies in part on confidentiality agreements to protect its trade secrets and other proprietary knowledge. It cannot guarantee that it has entered into such agreements with each party that may have had access to its proprietary knowledge, or that such agreements, even if in place, will not be circumvented. These agreements may not effectively prevent disclosure of proprietary knowledge and may not provide an adequate remedy in the event of unauthorized disclosure of such information. In addition, others may independently discover its trade secrets and proprietary knowledge, in which case LEW may have no legal right to prevent them from using such trade secrets or proprietary knowledge to compete with it. Costly and time-consuming litigation could be necessary to enforce and determine the scope of LEW’s proprietary rights, and failure to obtain or maintain trade secret protection could materially adversely affect its business, financial condition and results of operations.

LEW’s operations and investments are located in Asia and are therefore exposed to various risks inherent in operating and investing in the region.

LEW’s headquarters are in Hong Kong; and most of its assets are located in Hong Kong. Emerging market countries typically are subjected to greater political, policy, legal, economic, taxation and other risks and uncertainties, including but not limited to the risk of expropriation, nationalization and commercial or governmental disputes, inflation, interest rate and currency fluctuations and greater difficulty in enforcing or collecting payment against contracts or in having certainty that all required governmental and regulatory approvals necessary to run its business are in place and will be renewed. Asian markets are inherently non-homogenous and require diverse business models for each country in which LEW operate, which adds complexity and reduces economies of scale.

Asian markets have experienced political and social instability at various times in the past, including but not limited to acts of political uncertainties and civil unrest. There can be no assurance that similar destabilizing events will not occur in the future. Any such destabilizing events could interrupt and adversely affect the business, financial condition and results of operations of LEW.

Investors should also note that emerging markets are subject to rapid change, too. An increase in the perceived risks associated with investing in emerging economies could reduce foreign investment in the main markets, which may have a materially adverse impact on the greenhouse farming solutions market in those markets or make it more difficult for LEW to obtain debt and equity financing, which could adversely affect its financial capacity to meet its business objectives and therefore adversely affect its business, financial condition and results of operations.

In some of these markets, there might also be a heightened risk of fraud and corruption due to local business practices and customs. Fraud and corruption may have an adverse impact on LEW’s reputation if any distributor, manufacturer, or supplier with whom it deals or contracts in any aspect of its business, engages in fraud, bribery or corrupt practices, particularly in order to secure government involvement in, or approvals of, permits and other licenses.

LEW may experience product recalls, withdrawals or seizures, which could materially and adversely affect its business, financial condition and results of operations.

LEW may be subject to product recalls, withdrawals or seizures if any of its offerings are believed to be defective or dangerous, or if it is alleged to have violated governmental regulations in the manufacturing, labeling, promotion, sale, distribution or integration thereof. As of the date hereof, LEW has not experienced any product recalls, withdrawals or seizures or violations of applicable governmental regulations. A significant recall, withdrawal or seizure of any of the products it manufactures or sells, either initiated by LEW or a third-party contract manufacturer, may require significant management attention, would likely result in substantial and unexpected costs and may materially and adversely affect its business, financial condition or results of operations. Furthermore, a recall, withdrawal or seizure of any of its products may adversely affect consumer confidence in its brands and thus decrease consumer demand for its products. As is common in the greenhouse farming solutions industry, LEW relies on certain contract manufacturers and suppliers to ensure that the products such manufacturers and suppliers manufacture, and supply comply with all applicable regulatory and legislative requirements. In general, it seeks representations and warranties, indemnification and/or insurance from its contract manufacturers and suppliers. However, even with adequate insurance and indemnification, any claims of non-compliance could significantly damage LEW’s reputation and consumer confidence in its products. In addition, the failure of those products to comply with applicable regulatory and legislative requirements could prevent LEW from marketing the products or require it to recall or remove such products from the market, which in certain cases could materially and adversely affect its business, financial condition and results of operations.

In North America, LEW’s products must comply with the standards of Underwriters Laboratories (“UL/cUL”) and/or the Federal Communications Commission (“FCC”). In Europe, LEW’s products must have obtained CE certifications.

Certification and compliance are important to adoption of LEW’s lighting products, and failure to obtain such certification or compliance would harm its business.

We are required to comply with certain legal requirements governing the materials used in our products. Although we are not aware of any efforts to amend existing legal requirements or implement new legal requirements in a manner with which we cannot comply, our revenue might be materially harmed if such changes were to occur. Moreover, although not legally required to do so, we strive to obtain certification for substantially all of our products. In the United States, we seek, and to date have obtained, certification for substantially all of our products from Underwriters’ Laboratories, Inc., or UL®. We design our products to be UL/cUL and Federal Communications Commission, or FCC, compliant. We had also obtained ENERGY STAR® and/or DLC qualification for energy consumption of our products as of 2023. Although we believe that our broad knowledge and experience with electrical codes and safety standards have facilitated certification approvals, we cannot be certain that we will be able to obtain any such certifications for our new products or that, if certification standards are amended, we will be able to maintain any such certifications for our existing products, especially since virtually all existing codes and standards were not created with LED lighting products in mind. The failure to obtain such certifications or compliance would harm our business.

Natural disasters and unusually adverse weather conditions could cause permanent or temporary damage to LEW’s offices and warehouses (or those of its suppliers), impair its ability to purchase, receive or replenish inventory or cause consumer traffic to decline, all of which could result in lost sales and otherwise materially and adversely affect its results of operations.

Natural disasters or other catastrophic events may cause damage or disruption to LEW’s operations, and in some cases also to the global economy, and thus could harm its business. In the event of a major fire, hurricane, earthquake, windstorm, tornado, flood or catastrophic event such as pandemic, flood, telecommunications failure, cyber-attack, war, or terrorist attack, LEW may be unable to continue its operations, and may suffer reputational harm, breaches of data security and/or loss of critical data, all of which could harm its business, results of operations and financial condition. In addition, these events could result in increases in fuel (or other energy) prices or a fuel shortage, the temporary lack of an adequate work force in a market, the temporary or long-term disruption in the supply of products from suppliers, the delay in delivery of goods to its factories, warehouses and distribution facilities, the temporary reduction in the availability of products in its storage, and the disruption to its sales management system. These events also could have indirect consequences, such as increases in the cost of insurance, if they were to result in significant loss of property or other insurable damage. The insurance LEW maintains may not be adequate to cover its losses resulting from disasters or other business interruptions.

LEW’s operations are further subject to power failures, the breakdown, failure or substandard performance of equipment, the improper installation or operation of equipment and the need to comply with the requirements or directives of government agencies. There can be no assurance that the occurrence of these or any other operational problems at its facilities would not have a material adverse effect on its business, financial condition and results of operations.

As LEW grows its business, the need for business continuity planning and disaster recovery plans will increase in significance. If it is unable to develop adequate plans to ensure that its business functions continue to operate during and after a disaster, and successfully execute on those plans in the event of a disaster or emergency, its business and reputation would be harmed.

If LEW does not successfully develop and maintain an effective sales management system, its business and results of operations could be materially and adversely affected.

Social commerce is rapidly evolving, and LEW must keep pace with changing consumer expectations and new developments by its competitors. LEW’s sales force utilizes computers, tablets, mobile phones, and other devices for their sales, sales management and customer services. As part of its sales and marketing strategy, LEW has made and will continue to make technology investments to expand its online distribution. If LEW is unable to make, improve, or develop relevant technology in a timely manner, its ability to compete and its business and results of operations could be materially and adversely affected. In addition, if its businesses or sales management systems do not function as designed, it may experience a loss of employee confidence, lost sales or data security breaches, any of which could materially and adversely affect its business and results of operations.

LEW is highly dependent on its management team, and the loss of its senior executive officers or other key employees could harm its ability to implement its strategies, impair its relationships with third parties and adversely affect its business, results of operations and growth prospects.

LEW’s success depends, in large degree, on the skills of its management team and its ability to retain, recruit and motivate key officers and employees. LEW’s active senior executive leadership team, including Yeung Man Teddy LO, King Sau Nelson PANG, Che Yue Alexander CHOY and Sai Chung Daniel WONG, have significant experience, and their knowledge and relationships would be difficult to replace. Upon the closing of the Business Combination, Yeung Man Teddy LO shall serve as the Chief Executive Officer, King Sau Nelson PANG shall serve as the Chief Financial Officer, Che Yue Alexander CHOY shall serve as the Chief Strategy Officer, and Sai Chung Daniel WONG shall serve as the Executive Director, respectively, of PubCo. Leadership changes in LEW’s management team, key officers and employees will occur from time to time, and it cannot predict whether significant resignations or cessation of employment services, whether temporary or permanent, will occur or whether it will be able to recruit additional qualified personnel. Competition for senior executives and skilled personnel in LEW’s industry is intense, which means the cost of hiring, paying incentives and retaining skilled personnel may continue to increase, which could reduce its earnings or have a material adverse effect on its business, financial condition or results of operations.

LEW needs to continue to attract and retain key personnel and to recruit qualified individuals to succeed existing key personnel to ensure the continued growth and successful operation of its business. In addition, LEW must attract and retain qualified personnel to continue to grow its business, and competition for such personnel can be intense. LEW’s ability to effectively compete for senior executives and other qualified personnel by offering competitive compensation and benefit arrangements may be restricted by cash flow and other operational restraints. The loss of the services of any senior executive or other key personnel, or the inability to recruit and retain qualified personnel in the future, could have a material adverse effect on LEW’s business, financial condition or results of operations.

System security risks, data protection breaches, cyber-attacks and systems integration issues could disrupt LEW’s internal operations.

Experienced computer programmers and hackers may be able to penetrate LEW’s network security and misappropriate or compromise its confidential information or that of third parties, create system disruptions or cause shutdowns. Computer programmers and hackers may also be able to develop and deploy viruses, worms, and other malicious software programs that attack or otherwise exploit any security vulnerabilities of LEW. Such disruptions could adversely impact its ability to maintain the normal operation of its systems, fulfill orders and interrupt other processes. Delayed sales, lower profits, or lost customers resulting from these disruptions could adversely affect LEW’s financial results, stock price and reputation.

If LEW fails to further penetrate existing markets or successfully expand its business into new markets, then the growth in sales of its products, along with its operating results, could be negatively impacted and investors could lose all or part of their investment.

The success of LEW’s business is to a large extent contingent on its ability to continue to grow by entering new markets and further penetrating existing markets. The ability of LEW to further penetrate existing markets in which it competes or to successfully expand its business into additional countries is subject to numerous factors, many of which are out of its control.

In addition, government regulations in both LEW’s domestic and international markets can delay or prevent the introduction, or require the reformulation or withdrawal, of some of its products, which could negatively impact its business, financial condition and results of operations. Also, its ability to increase market penetration in certain countries may be limited by the finite number of persons in a given country inclined to pursue a direct selling business opportunity. Growth will depend upon improved training and other activities. LEW cannot assure you that its efforts to increase its market penetration in existing markets will be successful. Thus, if it is unable to continue to expand into new markets or further penetrate existing markets, its operating results would suffer, and the market value of its securities could decline.

Risks Relating to LEW’s Operations

LEW may fail to attract, acquire or retain customers at its current or anticipated future growth rate, or may fail to do so in a cost-effective manner, which would adversely affect its business, financial condition and results of operations.

LEW’s continued growth depends, in part, on its ability to attract, acquire and retain customers in a cost-effective manner. Numerous factors, however, may impede its ability to attract, acquire or retain customers, including its failure to attract, effectively train, retain, and motivate sales and marketing personnel, its failure to educate the market about the benefits of its offering, its failure to develop or expand relationships with its suppliers, its inability to maintain ongoing recurring revenue and its failure to provide customer support once its offerings have been delivered.

If LEW is unable to sustain pricing levels for its products and services, its business could be adversely affected.

The prices for the products included within LEW’s service offerings reflect their quality, safety and benefits. If LEW is unable to sustain pricing levels for its products, whether due to competitive pressure or otherwise, then its gross profits could be reduced. Further, its decisions regarding the development of new products are based on assumptions about future pricing. If market price drops after these decisions are made, then sales could decrease which would have a negative effect on its results of operations.

LEW faces intense competition from competitors that are larger and more established, and that possess greater resources than it does, and if it is unable to compete effectively, it may be unable to gain sufficient market share to sustain profitability.

Numerous manufacturers and distributors compete actively for LEW’s customers. There can be no assurance that it will be able to compete in this intensely competitive environment. In addition, greenhouse farming solutions products and services can be purchased in a wide variety of channels of distribution. These channels include mass market retail stores and the Internet. Because these markets generally have low barriers to entry, additional competitors could enter the market at any time. Competitors may seek in the future to enter or to increase their presence in the greenhouse farming solutions market. Increased competition in either or both could have a material adverse effect on LEW’s business, financial conditions, results of operations, and prospects.

Increases in product costs, long lead times, supply shortages and supply changes could disrupt LEW’s supply chain and have an adverse effect on its business, financial condition and operating results.

Meeting consumer demand partially depends on LEW’s ability to obtain timely and adequate delivery of products for inclusion in its solutions offerings. Certain products that get incorporated into its solutions are sourced from a limited number of third-party suppliers, and some of these products are provided by a single supplier. These suppliers may breach or otherwise terminate their supply agreements, or their capabilities to deliver adequate products to LEW may be affected by other factors such as fluctuations in the market, litigation or regulatory issues or force majeure events, and in any of these cases, the sourcing and commercialization of LEW’s offerings can be adversely affected. The U.S. USDA also actively conducts inspections of product manufacturers, and failure by any LEW third-party product supplier to comply with regulatory requirements can result in product seizure, warning letters, or facility shutdowns for the supplier. If the suppliers are sued, or are subject to regulatory enforcement action, their capabilities to deliver high quality products to LEW may be adversely affected. LEW is therefore subject to the risk of shortages and long lead times in the supply of these products and the risk that its suppliers discontinue or modify their products. In addition, the lead times associated with certain products are lengthy and preclude rapid changes in quantities and delivery schedules. In the event of a production shortage or a supply interruption from suppliers, LEW may not be able to develop alternate sources of supply in a timely manner. Developing alternate sources of supply for these products may be time consuming, difficult and costly, and LEW may not be able to source these products on terms that are acceptable to it, or at all, which may undermine its ability to fill its orders and/or provide its services in a timely manner. Any interruption or delay in the supply of any of these products, or the inability to obtain these products from alternate sources at acceptable prices and within a reasonable amount of time, would harm its ability to meet its scheduled product deliveries to the customers. In addition, increases in its product costs could have a material effect on its gross margins. The loss of a significant supplier, an increase in product costs, or delays or disruptions in the delivery of products, could adversely impact LEW’s ability to generate future revenue and earnings and have an adverse effect on its business, financial condition and operating results.

The overall tightening of the labor market, increases in labor costs, or any possible labor unrest may adversely affect LEW’s business and results of operations.

LEW’s business requires a substantial number of highly skilled personnel. Any failure by it to retain a stable and dedicated labor force may lead to disruption to its business operations, including the provision of its services and solutions. Although it has not experienced any material labor shortage to date, LEW has observed an overall tightening and increasingly competitive labor market. It has experienced, and expects to continue to experience, increases in labor costs due to increases in salary, social benefits and employee headcount. It competes with other companies in the industry and other labor-intensive industries for labor, and it may not be able to offer competitive remuneration and benefits compared to its competitors. If LEW is unable to manage and control its labor costs, its business, financial condition and results of operations may be materially and adversely affected.

LEW’s operating results could be adversely affected if it is unable to accurately forecast consumer demand for its offerings and adequately manage its inventory.

To ensure adequate inventory supply, LEW must forecast inventory needs and expenses and place orders sufficiently in advance with its suppliers, based on its estimates of future demand for particular products. Failure to accurately forecast its needs may result in manufacturing delays or increased costs. Its ability to accurately forecast demand could be affected by many factors, including changes in consumer demand for its products, changes in demand for the offering of its competitors, unanticipated changes in general market conditions, and the weakening of economic conditions or consumer confidence in future economic conditions. This risk may be exacerbated by the fact that LEW may not carry a significant amount of inventory and may not be able to satisfy short-term increases in demand. If LEW fails to accurately forecast consumer demand, it may experience excess inventory levels or a shortage of products available for sale. Inventory levels in excess of consumer demand may result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices, which would cause gross margins to suffer and could impair the strength of the LEW brand. Conversely, if LEW underestimates consumer demand, its suppliers and manufacturers may not be able to deliver products to meet its requirements or LEW may be subject to higher costs in order to secure the necessary production capacity. An inability to meet consumer demand and delays in the delivery of its products to its customers could result in reputational harm and damaged consumer relationships and have an adverse effect on its business, financial condition, and operating results.

A significant increase in the cost of LEW’s primary delivery and shipping services for its products, or a significant disruption of these services, could adversely affect its business.

LEW uses a variety of shipping services for delivery of its solutions to customers, including air carriers and ocean shipping services. LEW has experienced and could continue to experience increased congestion and new import and export restrictions implemented at ports on which LEW relies for its business. In many cases, LEW has had to secure alternative transportation, such as air freight, or use alternative routes, at increased costs, to run its supply chain.

In the event of any significant interruption in service by shipping providers or at airports or shipping ports, LEW may be unable to engage alternative suppliers or to receive or ship goods through alternate sites in order to deliver its products in a timely and cost-efficient manner. As a result, LEW could experience delays, increased shipping costs and lost sales as a result of missed delivery deadlines and product demand cycles. For example, at times during the COVID-19 pandemic, shipping of its products was delayed, which inconvenienced its customers. Furthermore, if the cost of delivery or shipping services were to increase significantly and these additional costs could not be covered by product pricing, LEW’s results of operations could be adversely affected.

LEW has grown rapidly in recent years and has limited operating experience at its current scale of operations. If LEW is unable to manage its growth effectively, its brand, company culture and financial performance may suffer.

LEW has expanded its operations rapidly and has limited operating experience at its current size. LEW has never had an investor relations function and LEW expects it will need to hire new personnel or train existing personnel to support that function or outsource those activities. LEW also expects to hire additional personnel to support its finance, legal and compliance departments as it adapts to operating as a public company.

As LEW grows, its business will become increasingly complex. To effectively manage and capitalize on its growth, LEW must also continue to expand its sales and marketing capabilities, focus on innovative products, upgrade its information management systems and other processes and expand its facilities. Its continued growth could strain its existing resources, and LEW could experience ongoing operating difficulties in managing its business across numerous geographies, including difficulties in hiring, training and managing a decentralized and growing employee base. Failure to scale and preserve its company culture during this high-growth period could harm the future success of LEW, including its ability to retain and recruit personnel and to effectively focus on and pursue its corporate objectives. If LEW does not adapt to meet these evolving challenges, or if its management team does not effectively scale with its growth, LEW may experience erosion to its brand, the quality of its products may suffer, and its company culture may be harmed.

The LEW growth strategy anticipates a significant increase in its advertising and other marketing costs. Successful implementation of its growth strategy will require significant expenditures and LEW cannot guarantee that these increased investments will result in corresponding revenue growth. Because LEW has a limited history operating its business at its current scale, it is difficult for it to evaluate its current business and future prospects, including its ability to plan for and model future growth. Its limited operating experience at this scale, combined with the rapidly evolving nature of the greenhouse farming solutions market in which LEW sells its products, substantial uncertainty concerning how these markets may develop, and other economic factors beyond its control, reduces its ability to accurately forecast quarterly or annual revenue. Failure to manage its future growth effectively could have an adverse effect on its business, financial condition and operating results.

LEW may not be able to maintain an effective system of internal controls and compliance, which may adversely affect its business and reputation.

If LEW fails to maintain an effective system of internal controls, then the Post-Combination Company may be unable to accurately report its results of operations, meet its reporting obligations, or prevent fraud.

Following the Business Combination, the Post-Combination Company will be a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that it include a report of management on its internal control over financial reporting in its annual report on Form 10-K. The Post-Combination Company management may conclude that its internal control over financial reporting, based on those internal controls implemented by LEW prior to the Business Combination, is not effective to meet these new requirements. Moreover, even if the Post-Combination Company’s management concludes that its internal control over financial reporting is effective, its independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with the company’s internal controls or the level at which its controls are documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from management. In addition, as a public company, the Post-Combination Company will have reporting obligations that may place a significant strain on management, operational, and financial resources and systems for the foreseeable future. The Post-Combination Company may be unable to timely complete its evaluation testing and any required remediation.

LEW’s independent registered public accounting firm has not conducted an audit of LEW’s internal control over financial reporting. In the course of management’s preparation and the independent registered public accounting firm’s auditing LEW’s consolidated carve-out financial statements for the years ended September 30, 2022, and 2021, LEW and the independent registered public accounting firm identified two material weakness in LEW’s internal control over financial reporting as of September 30, 2022, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States, or the PCAOB. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses that have been identified relates to: a. LEW’s lack of formal risk assessment process and internal control framework over financial reporting, including lack of a formal group-wide risk assessment process to identify, assess, address or mitigate the risks identified, and internal control over financial reporting framework to maintain effective internal controls within the organization, which may increase risk of error, fraud, misstatement of financial reporting, or non-compliance with related regulations for a U.S. listed group; b. LEW’s lack of independent directors and an audit committee as defined in the standards established by the PCAOB. These material weaknesses, if not timely remedied, may lead to significant misstatements in LEW’s consolidated carve-out financial statements in the future.

Following the identification of the material weakness and other control deficiencies, LEW has taken measures and plan to continue to take measures to remedy these control deficiencies. However, the implementation of these measures may not fully address these deficiencies in LEW’s internal control over financial reporting, and LEW cannot conclude that they have been fully remedied. LEW’s failure to correct these control deficiencies or LEW’s failure to discover and address any other control deficiencies could result in inaccuracies in LEW’s financial statements and impair LEW’s ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder LEW’s ability to prevent fraud.

If the Post-Combination Company fails to achieve and maintain an effective internal control environment, it could suffer material misstatements in its financial statements and fail to meet its reporting obligations, which would likely cause investors to lose confidence in its reported financial information. This could in turn limit its access to capital markets, harm its results of operations, and lead to a decline in the trading price of its shares. Additionally, ineffective internal control over financial reporting could expose the Post-Combination Company to increased risk of fraud or misuse of corporate assets and subject it to potential delisting from Nasdaq, regulatory investigations, and/or civil or criminal sanctions.

LEW’s business depends on network and mobile infrastructure and its ability to maintain and scale its technology. Any significant interruptions or delays in service on its apps or websites or any undetected errors or design faults, including flaws in security design, could result in limited capacity, reduced demand, processing delays and loss of customers.

As its base of customers and the amount of information shared on its apps and websites continue to grow, LEW will need an increasing amount of network capacity and computing power. LEW has spent and expects to continue to spend substantial amounts on computing, including cloud computing and related infrastructure, to handle the traffic on its apps and websites. The operation of these systems is complex and could result in operational failures. In the event that the traffic of its customers exceeds the capacity of its current network infrastructure or in the event that its base of customers or the amount of traffic on its apps and websites grows more quickly than anticipated, LEW may be required to incur significant additional costs to enhance its underlying network infrastructure. Interruptions or delays in these systems, whether due to system failures, computer viruses, physical or electronic break-ins, undetected errors, design faults or other unexpected events or causes, could affect the security or availability of its apps and websites and prevent its customers from accessing its apps and websites. If sustained or repeated, these performance issues could reduce the attractiveness of its product offerings. In addition, the costs and complexities involved in expanding and upgrading LEW’s systems may prevent it from doing so in a timely manner and may prevent it from adequately meeting the demand placed on its systems. Any internet or mobile platform interruption or inadequacy that causes performance issues or interruptions in the availability of its apps or websites could reduce consumer satisfaction and result in a reduction in the number of customers using its products.

LEW depends on the development and maintenance of the internet and mobile infrastructure. This includes maintenance of reliable internet and mobile infrastructure with the necessary speed, data capacity and security for providing reliable internet and mobile access. LEW’s business, financial condition and results of operations could be materially and adversely affected if for any reason the reliability of its internet and mobile infrastructure is compromised.

LEW currently rely upon third-party data storage providers, including cloud storage solution providers. Nearly all of LEW’s data storage and analytics are conducted on, and the data and content it creates associated with sales on its apps and websites are processed through servers hosted by these providers. LEW also relies on email service providers, bandwidth providers, internet service providers and mobile networks to deliver email and “push” communications to customers and to allow customers to access its websites. If the third-party vendors are unable or unwilling to provide the services necessary to support LEW’s business, or if its agreements with such vendors are terminated, its operations could be significantly disrupted. Some of its vendor agreements may be unilaterally terminated by the licensor for convenience, including its agreement with AWS, and if such agreements are terminated, LEW may not be able to enter into similar relationships in the future on reasonable terms or at all.

Any damage to, or failure of, LEW’s systems or the systems of its third-party data centers or its other third-party providers could result in interruptions to the availability or functionality of its apps and websites. As a result, LEW could lose consumer data and miss opportunities to acquire and retain customers, which could result in decreased revenue. If for any reason its arrangements with its data centers or third-party providers are terminated or interrupted, such termination or interruption could adversely affect its business, financial condition and results of operations. LEW exercises little control over these providers, which increases its vulnerability to problems with the services they provide. LEW could experience additional expense in arranging for new facilities, technology, services and support. In addition, the failure of its third-party data centers or any other third-party providers to meet its capacity requirements could result in interruption in the availability or functionality of its apps and websites.

The occurrence of a natural disaster, power loss, telecommunications failure, data loss, computer virus, an act of terrorism, cyberattack, vandalism or sabotage, act of war or any similar event or other unanticipated problems at these facilities could result in lengthy interruptions in the availability of its apps and websites. Cloud computing, in particular, is dependent upon having access to an internet connection in order to retrieve data. If a natural disaster, blackout or other unforeseen event were to occur that disrupted the ability to obtain an internet connection, we may experience a slowdown or delay in its operations. While LEW has disaster recovery arrangements in place, its preparations may not be adequate to account for disasters or similar events that may occur in the future and may not effectively permit us to continue operating in the event of any problems with respect to its systems or those of its third-party data centers or any other third-party facilities. Its disaster recovery and data redundancy plans may be inadequate, and its business interruption insurance may not be sufficient to compensate us for the losses that could occur. If any such event were to occur to its business, its operations could be impaired and its business, financial condition and results of operations may be materially and adversely affected.

The greenhouse farming solutions industry increasingly relies on intellectual property rights and although LEW seeks to ensure that it does not infringe the intellectual property rights of others, there can be no assurance that third parties will not assert intellectual property infringement claims against it, which claims may result in substantial costs and diversion of management and other resources and could have a material adverse effect on its business, financial condition and operating results. LEW’s inability to acquire, protect or maintain its intellectual property could harm its ability to compete or grow.

LEW seeks to ensure that it does not infringe the intellectual property rights of others, but there can be no assurance that third parties will not assert intellectual property infringement claims against it. These developments could prevent LEW from offering or supplying competitive products and services in the marketplace. They could also result in litigation or threatened litigation against it related to alleged or actual infringement of third-party rights. If an infringement claim is asserted or litigation is pursued, LEW may be required to obtain a license of rights, pay royalties on a retrospective or prospective basis or terminate the manufacturing and marketing of its infringing offerings. Litigation with respect to such matters could result in substantial costs and diversion of management and other resources and could have a material adverse effect on its business, financial condition and results of operations.

As of the date hereof, LEW has 1 trademark filed and to be registered and 4 patents pending registration. Also, much of its proprietary information is not patent registered but instead are safeguarded internally as trade secrets. There can be no assurance that the protection afforded by these patents and trademarks will provide LEW with a competitive advantage or that it will be able to assert its intellectual property rights in infringement actions. LEW may be required to defend its intellectual property against such infringement, which could result in substantial costs and diversion of management and other resources. In addition, results of such litigation are difficult to predict and if it is not successful in defending its intellectual property rights, this could have a material adverse effect on its business, financial condition and results of operations.

If LEW’s trademarks and trade names are not adequately protected, it may not be able to build name recognition in its markets of interest and its business may be adversely affected.

LEW relies on trademarks and tradenames to build brand recognition and to promote and market its products. Its current or future trademarks or trade names may be challenged, opposed, infringed, circumvented or declared generic or descriptive, determined to be not entitled to registration, or determined to be infringing on other marks. LEW may not be able to protect its rights to these trademarks and trade names or may be forced to stop using these names, which it needs for name recognition by potential partners or customers in its markets of interest. During trademark registration proceedings, LEW may receive rejections of its applications by regulators in relevant jurisdictions. Although it would be given an opportunity to respond to those rejections, it may be unable to overcome such rejections. In addition, in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against LEW’s trademarks, and its trademarks may not survive such proceedings. If LEW is unable to establish name recognition based on its trademarks and trade names, it may not be able to compete effectively, and its business may be adversely affected. It may license its trademarks and trade names to third parties, such as distributors. Although these license agreements may provide guidelines for how its trademarks and trade names may be used, a breach of these agreements or misuse of its trademarks and tradenames by its licensees may jeopardize its rights in or diminish the goodwill associated with its trademarks and trade names. Its efforts to enforce or protect its proprietary rights related to trademarks, trade names, and service marks may be ineffective and could result in substantial costs and diversion of resources and could adversely affect its financial condition or results of operations.

LEW routinely monitors the marketplace for infringement of its trademarks. LEW sends cease and desist letters to infringers and takes further legal action as necessary to stop any material infringement. Trademark litigation can be expensive, and the outcome can be highly uncertain. Furthermore, in many countries, owning and maintaining a trademark registration may not provide an adequate defense against a subsequent infringement claim asserted by the owner of a senior trademark. At times, competitors or other third parties may adopt trade names or trademarks similar to those of LEW, thereby impeding its ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of its registered or unregistered trademarks or trade names. If LEW asserts trademark infringement claims, a court may determine that the marks it has asserted are invalid or unenforceable, or that the party against whom it has asserted trademark infringement has superior rights to the marks in question. In this case, LEW could ultimately be forced to cease the use of such trademarks.

LEW’s proprietary rights may be difficult to enforce, which could enable others to copy or use aspects of its technology without compensating it, thereby eroding its competitive advantages and harming its business.

LEW relies upon a combination of trade secrets, third-party confidentiality agreements, non-disclosure agreements, assignment of invention agreements and additional contractual restrictions on disclosure and use, and trademark, copyright, patent and other intellectual property laws to establish and protect its proprietary rights. These laws, procedures and restrictions provide only limited protection. However, LEW may not execute these agreements with every party who has access to its confidential information or contributes to the development of its intellectual property. In addition, those agreements may be breached, and LEW may not have adequate remedies for any such breach. LEW also relies on copyright laws to protect computer programs related to its platform and its proprietary technologies, although to date it has not registered for statutory copyright protection. LEW has so far registered 1 Internet domain name related to its business.

LEW endeavors to enter into agreements with its employees and contractors in order to limit access to and disclosure of its proprietary information, as well as to clarify rights to intellectual property associated with its business. Protecting its intellectual property is a challenge, especially after its employees or its contractors end their relationship with LEW, and, in some cases, decide to work for its competitors. Its contracts with its employees and contractors that relate to intellectual property issues generally restrict the use of its confidential information solely in connection with its products, and strictly prohibit reverse engineering. However, reverse engineering LEW’s products and processes or the theft or misuse of its proprietary information could occur by employees or other third parties who have access to its technologies and processes. Enforceability of the non-compete agreements that LEW has in place is not guaranteed, and contractual restrictions could be breached without discovery or adequate remedies. Historically, LEW has prioritized keeping its technology architecture, trade secrets, and engineering roadmap private, and as a general matter, has not patented all of its proprietary technology. As a result, it cannot look to patent enforcement rights to protect much of its proprietary technology. Furthermore, its patent strategy is still in its early stages. LEW may not be able to obtain any further patents, and its pending applications may not result in the issuance of patents. Any issued patents may be challenged, invalidated or circumvented, and any rights granted under these patents may not actually provide adequate defensive protection or competitive advantages to it. Additionally, the process of obtaining patent protection is expensive and time-consuming, and LEW may not be able to prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. However, effective protection of its intellectual property rights may require additional filings and applications in the future. Pending and future applications may not be approved, and any of LEW’s existing or future patents, trademarks or other intellectual property rights may not provide sufficient protection for its business as currently conducted or may be challenged by others or invalidated through administrative process or litigation. Furthermore, its existing patents and any patents issued in the future may give rise to ownership claims or to claims for the payment of additional remuneration of fair price by persons having participated in the creation of the inventions. Similarly, to the extent that its employees, contractors or other third parties with whom LEW does business use intellectual property owned by others in their work for it, disputes may arise as to the rights to such intellectual property.

Policing unauthorized use of technology is difficult. LEW may need to share its proprietary information, including trade secrets, with its current and future business partners, collaborators, contractors and others located in countries at heightened risk of theft of trade secrets, including through direct intrusion by private parties or foreign actors, and those affiliated with or controlled by state actors. If any of these events occurs or if LEW otherwise loses protection for its proprietary information, the value of this information may be greatly reduced, and its competitive position could be harmed. In addition, the laws of some foreign countries may not be as protective of intellectual property rights as those of the U.S., and mechanisms for enforcement of its proprietary rights in such countries may be inadequate.

Trade secrets may be independently developed by others in a manner that could prevent legal recourse by LEW. Trade secrets will over time be disseminated within the industry through independent development, the publication of journal articles, and the movement of personnel skilled in the art from company to company or from academic to industry scientific positions. If any of its trade secrets were to be lawfully obtained or independently developed by competitors or other third parties, LEW would have no right to prevent them, or those to whom they communicate it, from using that technology or information to compete with it. Although LEW’s agreements with third parties typically restrict the ability of its employees, outside scientific collaborators, suppliers, third-party manufacturers, consultants, advisors, potential partners, and other third parties, to publish data potentially relating to its trade secrets, its agreements may contain certain limited publication rights that may allow disclosure of its trade secrets. If LEW is unable to protect its proprietary rights (including in particular, the proprietary aspects of its formulas) it may find itself at a competitive disadvantage to others who have not incurred the same level of expense, time and effort to create and protect their intellectual property.

In the future, LEW may need to obtain licenses of third-party technology that may not be available to it or are available only on terms that are not commercially reasonable, and which may cause it to operate its business in a more costly or otherwise adverse manner that was not anticipated.

From time to time, LEW may be required to license technologies or trademarks from third parties to further develop or commercialize its offerings. Should it be required to obtain licenses to any third-party technology or trademarks, including any patents required to manufacture, use or sell its products, such licenses may not be available to LEW on commercially reasonable terms, or at all. The inability to obtain any third-party license required to develop or commercialize any of its products could cause it to abandon any related efforts, which could seriously harm its business and operations.

Because of the expense and uncertainty of litigation, LEW may not be in a position to enforce its intellectual property rights against third parties.

Because of the expense and uncertainty of litigation, LEW may not be in a position to enforce its intellectual property rights against third parties, and it may conclude that even if a third party is infringing its intellectual property, the risk-adjusted cost of bringing and enforcing such a claim or action may be too high or not in the best interest of it or its shareholders. Competitors or other third parties may be able to sustain the costs of complex patent litigation or proceedings more effectively than LEW can because of their greater financial resources and more mature and developed intellectual property portfolios. In addition, the uncertainties associated with litigation could compromise LEW’s ability to raise the funds necessary to continue its internal research programs, in-license needed technology or other products, or enter into development partnerships that would help us bring its product to market. In such cases, LEW may decide that the more prudent course of action is to simply monitor the situation or initiate or seek some other non-litigious action or solution.

LEW may not be able to protect its intellectual property rights throughout the world.

The laws of some foreign countries do not protect intellectual property rights in the same manner and to the same extent as laws in the United States. Consequently, competitors may use LEW’s technologies in jurisdictions where it has no meaningful intellectual property protection to develop their own products. These products may compete with LEW’s products in these jurisdictions. Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets, trademarks, and other intellectual property protection, which could make it difficult to enforce its proprietary rights generally. Proceedings to enforce its trade secret rights in foreign jurisdictions could result in substantial costs and divert its efforts and attention from other aspects of its business or could provoke third parties to assert claims against it. LEW may not prevail in any lawsuits that it initiates, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, its efforts to enforce its intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

LEW’s products are subject to government regulation in other countries, which could increase its costs significantly and limit or prevent the sale of its products.

Approximately 81% of LEW’s net sales for the six months ended March 31, 2023, were generated from Europe, exposing its business to risks associated with international operations. LEW has invested significant resources in its international operations and expect to continue to do so in the future. However, there are certain risks inherent in doing business in international markets, which is regulated in many jurisdictions.

In markets where it operates, LEW is usually required to obtain approvals, licenses, or certifications from a country’s ministry of agriculture or comparable agency, all of which vary from country to country. Approvals or licensing may be conditioned on reformulation of products or may be unavailable with respect to certain products. Any of these government agencies, as well as legislative bodies, can change existing regulations, or impose new ones, or could take aggressive measures, causing or contributing to a variety of negative consequences, including:

•        additional record keeping;

•        expanded documentation of the properties of certain or all service offerings and products contained therein;

•        expanded or different labeling;

•        adverse event tracking and reporting; and

•        additional scientific substantiation.

Any or all of these requirements could have a material adverse effect on LEW. There can be no assurance that the regulatory environment in which LEW operates will not change or that such regulatory environment, or any specific action taken against it, will not result in a material adverse effect on LEW.

LEW’s business is subject to a range of regulations, including but not limited to, tax, privacy, data, agriculture, competition and advertising legislation. There is a risk that governments and regulatory authorities may from time to time make changes to applicable laws and regulatory policies which might make it more difficult or onerous for LEW to operate. Additionally, there is a risk that laws and policies in emerging markets may change at short notice, and that while changes can generally be expected to operate prospectively, from time to time they may also be given retrospective effect. Such changes, particularly (but not exclusively) those made retrospectively, may result in LEW not being in compliance with applicable laws with the result that it may incur additional penalties.

Given the number of countries in which LEW operates, there is a risk that there may be inconsistencies between laws and policies with which it is required to comply in those countries, which may make it difficult for LEW to be compliant with all of those laws at the same time. In emerging markets, there are also risks that the regulatory authorities’ interpretation of laws and the manner in which they enforce those laws may be inconsistent and differ from its own interpretation of said laws. This may make it difficult to understand, with certainty, the nature and extent of those obligations.

Any interpretation of laws and practice that is contrary to the view of those laws and practice taken by LEW may adversely affect its liabilities or expose LEW to legal, regulatory or other actions. Inconsistent enforcement of laws also creates compliance risks as it may make it difficult to engage with regulatory authorities on compliance matters. Such inconsistency may also result in variability in the penalties associated with any non-compliance. Appeals against the enforcement actions taken by regulatory authorities in the places where LEW operate may not be possible, may take a long time to conclude, carry significant costs and risks and the results may be uncertain and involve external influences outside its control.

Any significant changes to regulations that affect the fundamental structure of LEW’s businesses in its main markets could adversely affect its business, financial condition and results of operations. Governments may also introduce regulatory measures that have an adverse impact on the greenhouse farming solutions market and, in turn, adversely affect its business, financial condition and results of operations.

In certain regions, the degree of these risks may be higher due to more volatile economic, political, or social conditions; less developed and predictable legal and regulatory regimes; and increased potential for various types of adverse governmental action. As LEW continues to focus on expanding its existing international operations, these and other risks associated with international operations will likely increase, which could materially harm its business, financial condition, and operating results.

Uncertainties with respect to the legal system in certain markets in Southeast Asia could adversely affect LEW.

The interpretation and enforcement of laws and regulations involve uncertainties and inconsistencies in the Southeast Asia region. Since local administrative and court authorities and in certain cases, independent organizations, have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection LEW may enjoy in many of the localities that it operates in.

Moreover, local courts may have broad discretion to reject enforcement of foreign awards. These uncertainties may affect its judgment on the relevance of legal requirements and its ability to enforce its contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from LEW.

It is possible that a number of laws and regulations may be adopted or construed to apply to LEW in Southeast Asia and elsewhere that could restrict its business segments. Scrutiny and regulation of the business segments in which we operate may further increase, and we may be required to devote additional legal and other resources to addressing these regulations. Changes in current laws or regulations or the imposition of new laws and regulations in Southeast Asia or elsewhere regarding its business segments may slow the growth of its business segments and adversely affect its business, financial condition, results of operations and prospects.

Regulatory agencies may impose additional laws or regulations or change current laws or regulations, and compliance with new or changed governmental regulations, or any state attorney proceeding could increase LEW’s costs significantly and materially and adversely affect its business, financial condition and results of operations.

From time to time, legislative and regulatory authorities in the countries and regions where LEW operates may impose additional laws or regulations that apply to LEW, repeal laws or regulations that LEW considers favorable to LEW or impose more stringent interpretations of current laws or regulations. LEW is not able to predict the nature of such future laws, regulations, repeals or interpretations or to predict the effect that additional governmental regulation, when and if it occurs, would have on its business in the future. Those developments could require reformulation of certain products to meet new standards, recalls or discontinuance of certain products not able to be reformulated, additional record-keeping requirements, increased documentation of the properties of certain products, additional or different labeling, additional scientific substantiation, adverse event reporting or other new requirements. Any developments of such nature could increase its costs significantly and could have a material adverse effect on its business, financial condition and results of operations.

LEW’s failure to comply with regulations could result in substantial monetary penalties and could adversely affect its operating results.

Failure by LEW to comply with applicable regulations could result in substantial monetary penalties, which could have a material adverse effect on its financial condition or results of operations.

Even when unmerited, class claims or enforcement actions by government authorities can be expensive to defend and could adversely affect LEW’s reputation with existing and potential customers as well as its corporate and brand image, which could have a material and adverse effect on its business, financial condition or results of operations.

LEW may experience product liability claims and litigation to prosecute such claims, and although it maintains product liability insurance, which it believes to be adequate for its needs, there can be no assurance that its insurance coverage will be adequate or that it will be able to obtain adequate insurance coverage in the future. In addition, LEW may be subject to consumer fraud claims, including consumer class action claims regarding product labeling and advertising, and litigation to prosecute such claims; these claims are generally not covered by insurance.

LEW could face financial liability from product liability claims if the use of the products encompassed within its service offerings results in significant loss or injury. LEW can make no assurances that it will not be exposed to any future product liability claims. Such claims may result in substantial settlement amounts or judgments against LEW and may also require LEW to incur additional costs to change its offerings as required by law. Product liability claim against LEW, regardless of its merit or ultimate outcome, could result in:

•        injury to its reputation;

•        decreased demand for its offerings;

•        diversion of management’s attention;

•        a change in the design of its service offerings; and

•        loss of revenue.

LEW carries insurance coverage in the types and amounts that it considers reasonably adequate to cover the risks it faces from product liability claims. If insurance coverage is inadequate or unavailable or if premium costs continue to rise, LEW may face additional claims not covered by insurance, and claims that exceed coverage limits or that are not covered could have a material adverse effect on LEW. Moreover, liability claims arising from a serious adverse event may, in addition to increasing its costs through higher insurance premiums and deductibles, make it more difficult to secure adequate insurance coverage in the future. Because insurance is generally hard to obtain for such claims, these could have a material adverse effect on LEW.

Changes in accounting standards and subjective assumptions, estimates and judgments by management related to complex accounting matters could significantly affect LEW’s financial results.

The U.S. GAAP implementation guidelines and interpretations with regard to a wide variety of matters that are relevant to LEW’s business, such as, but not limited to, revenue recognition, stock-based compensation, trade promotions, and income taxes, are highly complex and involve many subjective assumptions, estimates and judgments by its management. Changes to these rules or their interpretation or changes in underlying assumptions, estimates or judgments by LEW’s management could significantly change its reported results.

LEW’s business collects and processes a large amount of data including personal information, and it will face legal, reputational, and financial risks if it fails to protect its consumers’ data from security breaches or cyberattacks. LEW is also subject to various laws and regulations relating to privacy or the protection or transfer of data relating to individuals, and any change in such laws and regulations or any failure by LEW to comply with such laws and regulations could adversely affect its business.

LEW collects and stores sensitive data, including personally identifiable information, payment information, intellectual property and proprietary business information owned or controlled by LEW or other parties. It manages and maintains such data and applications utilizing cloud-based systems. LEW also protects sensitive consumer data by logically segregating access and storage of personally identifiable data from other business operations involving data processing. It identifies a variety of risks in connection with protecting the critical consumer and business information, including loss of access risk, inappropriate disclosure, inappropriate modification, and the risk of it being unable to adequately monitor and modify controls over its critical information.

Any technical problems that may arise in connection with its data and systems, including those that are hosted by third-party providers, could result in interruptions to its business and operations or exposure to security vulnerabilities.

The secure processing, storage, maintenance and transmission of critical consumer and business information are vital to LEW, its operations and its business strategy. Although LEW devotes significant resources to protecting such information and takes what it believes to be reasonable and appropriate measures to protect sensitive information from compromises such as unauthorized access, disclosure, or modification or lack of availability, its information technology and infrastructure may be vulnerable to attacks by hackers or viruses or breached due to employee error, malfeasance or other disruptions. It may be exposed to significant monetary damages which are not covered by its liability insurance. Further, a security breach could require LEW to expend substantial additional resources related to the security of its information systems and providing required breach notifications, diverting resources from other projects and disrupting its businesses.

In addition to data security risks, it also faces data privacy risks. Should it actually violate, or be perceived to have violated, any privacy promises made to its customers, it could be subject to a complaint from an affected individual or interested privacy regulator. It may be subject to regulatory authorities in other markets as well. This risk is heightened given the sensitivity of the data we collect. Even the perception that the privacy of personal information is not satisfactorily protected or does not meet regulatory or contractual requirements could inhibit sales of its products, and any failure to comply with such laws, regulations and contractual requirements could lead to significant fines, penalties or other liabilities.

There has been unprecedented activity in the development of data protection regulation around the world, and as a result, the interpretation and application of consumer and data protection laws in Hong Kong, the European Union, and other jurisdictions in which LEW operates or sells its products are often uncertain, contradictory and in flux.

In addition, these privacy laws and regulations may differ from country to country and region to region, and its obligations under these laws and regulations vary based on the nature of its activities in the particular jurisdiction, such as whether it collects samples from individuals in the local jurisdiction, perform testing in the local jurisdiction, or process personal information regarding employees or other individuals in the local jurisdiction. Complying with changing regulatory requirements requires LEW to incur substantial costs, exposes LEW to potential regulatory action or litigation, and may require changes to its business practices in certain jurisdictions, any of which could materially and adversely affect its business operations and operating results. There is no assurance that LEW is or will remain in compliance with diverse privacy and data security requirements in all of the jurisdictions in which we currently operate and may operate in the future. Failure of its efforts to comply with applicable laws or regulations or any other obligations relating to privacy, data protection, or information security, or any compromise of security that results in unauthorized access to, or use or release of personally identifiable information or other data relating to its customers, or other individuals, or the perception that any of the foregoing types of failure or compromise has occurred, could damage its reputation and brand, discourage new and existing customers from using its platform, or result in fines, investigations, or proceedings by governmental agencies and private claims and litigation, any of which could adversely affect its business, financial condition, and results of operations.

Changes in, or failure to comply with, competition and antitrust laws could adversely affect LEW’s business, financial condition and results of operations.

LEW is subject to competition and antitrust laws and regulations in the jurisdictions in which it operates. The governments in its main markets may scrutinize its operations and enforce competition laws and may allow its competitors or customers to assert claims of anti-competitive conduct. Its strategy to increase prices for its products across its main markets may result in customers alleging that its prices are too high due to anti-competitive conduct. As a result of such potential allegations of anti-competitive conduct, it may be subject to litigation and other claims and disputes in the course of conducting its business. There is also a risk that one or more jurisdictions in its main markets may impose or propose to impose new competition or antitrust laws which might have an adverse effect on its future financial performance or market position. In addition, given its current market position in its main markets, governmental agencies and regulators in these jurisdictions may, among other things, prohibit future acquisitions, divestitures, or combinations it plans to execute as part of its business strategy. In the case of potential acquisitions or combinations, governmental agencies and regulators may also impose significant fines or penalties, require divestiture of certain of its assets, or impose other restrictions that limit or require it to modify its operations, including but not limited to limitations on its contractual relationships with its distributors, suppliers, manufacturers or customers or restrictions on its pricing models. Any such limitations or imposition of fines by governmental agencies may affect the way we do business, increase its costs and materially impact its ability to generate revenue from the sale of its products.

Risks Relating to Doing Business in China or Hong Kong

LEW’s current operations are primarily based in Hong Kong. A major part of its operations are conducted by its Hong Kong operating subsidiary, namely Light Engine International Limited (“LEIL”). LEIL recently established its wholly owned PRC Subsidiary, although it does not have or intend to have any contractual arrangement to establish a variable interest entity structure with any entity in China. As a result, LEW is subject to unique risks due to uncertainty about any future actions of the Chinese government or authorities in Hong Kong in relation to business operations in China or Hong Kong, or regulatory oversight of overseas listing of companies with operations in China or Hong Kong. As a result of the PRC subsidiary’s operations in China, the legal and operational risks associated with operating in China also apply to LEW’s operations in Hong Kong and in China. See “Risk Factors — “Our business is subject to complex and rapidly evolving laws and regulations in the PRC. The Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our securities”; “If the Chinese government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless”; “If the Chinese government were to impose new requirements for approval from the PRC authorities to issue our securities to foreign investors or list on a foreign exchange, such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless”; “There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations”; “The CSRC has released for public consultation the draft rules for China-based companies seeking to conduct initial public offerings in foreign markets. The Chinese government may exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares to investors and could cause the value of our ordinary shares to significantly decline or become worthless”; and “Any requirement to obtain prior approval under the M&A Rules and/or any other regulations promulgated by relevant PRC regulatory agencies in the future could delay this offering and failure to obtain any such approvals, if required, could have a material adverse effect on our business, operating results and reputation as well as the trading price of our ordinary shares, and could also create uncertainties for this Business Combination and affect our ability to offer or continue to offer securities to investors outside China.”

LEW currently does not maintain any office in mainland China and none of LEW directors and officers are based in mainland China. However, a major part of LEW’s operations is based in Hong Kong, a Special Administrative Region of China, and on June 5, 2023, LEIL established its wholly owned PRC Subsidiary. Although Hong Kong has its own governmental and legal system that is independent from China, it is uncertain whether in the future the Hong Kong government will implement regulations and policies of the Chinese government, or adopt regulations and policies of its own that are substantially the same as those of the Chinese government. Moreover, the PRC Subsidiary will operate in the Chinese market and LEW may further expand its business in China. Therefore, LEW’s business is subject to the oversight of the Chinese authorities. Given that changes in policies, regulations, rules, and the enforcement of laws of the Chinese government may be quick with little advance notice, it is also uncertain in the future whether LEW’s operations in Hong Kong will be subject to the oversight of the Chinese authorities. As a result, LEW, and after Business Combination, the PubCo, is and will be subject to the following risks that are specific to doing business in China. See “Risk Factors — “In the event that we rely on dividends and other distributions on equity paid by our Hong Kong or PRC subsidiary to fund any cash and financing requirements we may have, any limitation on the ability of our Hong Kong or PRC subsidiary to make payments to us could have a material and adverse effect on our ability to conduct our business”; “To the extent cash or assets in our business is in Hong Kong or the PRC or in our Hong Kong or PRC subsidiary, the funds or assets may not be available to fund operations or for other use outside of Hong Kong or the PRC due to interventions in or the imposition of restrictions and limitations on our ability or the ability of our subsidiaries by the PRC government to transfer cash or assets”; “PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may prevent us from making loans or additional capital contributions to our Hong Kong and PRC operating subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business”.

Our business is subject to complex and rapidly evolving laws and regulations in the PRC. The Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our securities.

The PRC government has the power to exercise significant oversight and discretion over the conduct of our business, and the regulations to which we are subject may change rapidly and with little notice to us or our shareholders. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in the PRC are often uncertain. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and inconsistently with our current policies and practices. New laws, regulations, and other government directives in the PRC may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

•        Delay or impede our development,

•        Result in negative publicity or increase our operating costs,

•        Require significant management time and attention, and

•        Subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case that restrict or otherwise unfavorably impact the ability or manner in which we conduct our business and could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected as well as materially decrease the value of PubCo’s Ordinary Shares.

If the Chinese government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Recent statements by the Chinese government have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China based issuers. The PRC has recently promulgated new rules that require companies collecting or holding large amounts of data to undergo a cybersecurity review prior to listing in foreign countries, a move that will significantly tighten oversight over China-based internet giants. The Measures for Cybersecurity Review (2021 version) was promulgated on December 28, 2021 and became effective on February 15, 2022. These measures specify that any “online platform operators” controlling the personal information of more than one million users which seek to list on a foreign stock exchange are subject to prior cybersecurity review.

Our business does not involve the collection of user data, implicate cybersecurity, or involve any other type of restricted industry. To our best knowledge, the Business Combination is not subject to the review or prior approval of the CAC or the CSRC and we and our subsidiaries are not covered by such permissions requirements. Uncertainties still exist, however, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future. Any future action by the PRC government expanding the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

If the Chinese government were to impose new requirements for approval from the PRC authorities to issue our securities to foreign investors or list on a foreign exchange, such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

The General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions, which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC or other PRC governmental authorities required for overseas listings, including this offering. As of the date of this proxy statement/prospectus, we have not received any inquiry, notice, warning, sanctions or regulatory objection to the Business Combination from the CSRC or other PRC governmental authorities. However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities.

According to the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Administration Provisions”) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Measures”), only new initial public offerings and refinancings by existing overseas listed Chinese companies will be required to go through the filing process with PRC administrations; other existing overseas listed companies will be allowed sufficient transition period to complete their filing procedure. To our best knowledge, we believe we and our subsidiaries currently are not required to obtain regulatory approval from Chinese authorities before listing in the U.S. under any existing PRC laws, regulations or rules, including from the CSRC, the CAC, or any other relevant Chinese regulatory agencies. However, it is uncertain when the Administration Provisions and the Measures will take effect or if they will take effect as currently drafted. Moreover, we are expanding our business to China and have established our PRC Subsidiary as part of our expansion plan, which subjects us to these and other PRC regulatory requirements. If it is determined in the future that the approval of the CSRC, the CAC or any other regulatory authority is required for the Business Combination, we may face sanctions by the CSRC, the CAC or other PRC regulatory agencies. The CSRC, the CAC, or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt the Business Combination before settlement and delivery of PubCo’s securities. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the CSRC, the CAC or other regulatory PRC agencies later promulgate new rules requiring that we obtain their approvals for the Business Combination, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of our securities.

Moreover, if (1) we are required to but do not receive or maintain approvals from the PRC authorities, or (2) we inadvertently conclude that such approvals are not required, or (3) applicable laws, regulations, or interpretations change such that we are required to obtain approval in the future, we may be subject to investigations by competent regulators, or to fines or penalties, and/or we may be ordered to suspend our relevant operations and rectify any non-compliance, or prohibited from engaging in relevant business or conducting any offering or business combination; and these risks could result in a material adverse change in our operations, significantly limit or completely hinder PubCo’s ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

To our best knowledge, as of the date of this prospectus, we and our subsidiaries (1) are not required to obtain permissions from any PRC authorities to operate or issue our securities to foreign investors, (2) are not subject to permission requirements from the CSRC, the Cyberspace Administration of China (“CAC”) or any other entity that is required to approve of our operations in China, and (3) have not received or been denied such permissions by any PRC authorities. To our best knowledge, we believe we are not required to obtain any permissions or approvals from Chinese authorities either to operate our business or to offer the securities being registered to foreign investors because we are not operating in an industry that prohibits or limits foreign investment.

As of the date of this proxy statement/prospectus, our wholly owned PRC Subsidiary did not have any material operations and we have not collected, stored, or managed any personal information in mainland China. As such, we believe we are compliant with the regulations and policies that have been issued by the CAC to date.

China’s or Hong Kong’s economic, political and social conditions, as well as changes in any government policies, laws and regulations, could have a material adverse effect on our business.

Our business, financial condition, results of operations, prospects and certain transactions we may undertake are subject to economic, political and legal developments in Hong Kong and/or China.

Although Hong Kong has a separate legal and government system from China and has a market economy that is different from the planned economy in China, there is no guarantee that Hong Kong’s legal, governmental and economic systems will remain separate from that of China. Moreover, LEW is expanding its business to China and has recently established the PRC Subsidiary to operate in the Chinese market. China’s economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although China’s economy has been transitioning from a planned economy to a more market-oriented economy since the late 1970s, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth through allocating resources, controlling the incurrence and payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Changes in any of these policies, laws and regulations could adversely affect the economy in China and could have a material adverse effect on our business.

The PRC government has implemented various measures to encourage foreign investment and sustainable economic growth and to guide the allocation of financial and other resources. However, we cannot assure you that the PRC government will not repeal or alter these measures or introduce new measures that will have a negative effect on us. China’s social and political conditions may change and become unstable. Any sudden changes to China’s political system or the occurrence of widespread social unrest could have a material adverse effect on our business and results of operations.

There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters generally. The overall effect of legislation over the past four decades has significantly enhanced the protections afforded to various forms of foreign investments in the PRC. However, the PRC has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in the PRC. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, these regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation.

Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business, financial condition and results of operations.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions, which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems, will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements and similar matters. The Opinions remain unclear on how the law will be interpreted, amended and implemented by the relevant PRC governmental authorities, but the Opinions and any related implementing rules to be enacted may subject us to compliance requirements in the future.

On July 10, 2021, the CAC issued a revised draft of the Measures for Cybersecurity Review for public comments, which required that, among others, in addition to “operator of critical information infrastructure”, any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities.

On November 14, 2021, the CAC released the Regulations on Network Data Security (draft for public comments) and accepted public comments until December 13, 2021. The draft Regulations on Network Data Security provide that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. If a data processor that processes personal data of more than one million users intends to list overseas, it shall apply for a cybersecurity review. In addition, data processors that process important data or are listed overseas shall carry out an annual data security assessment on their own or by engaging a data security services institution, and the data security assessment report for the prior year should be submitted to the local cyberspace affairs administration department before January 31 of each year. On December 28, 2021, the Measures for Cybersecurity Review (2021 version) was promulgated and took effect on February 15, 2022, which iterates that any “online platform operators” controlling personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review. As advised by our PRC counsel, Fangda Partners, we are unlikely to be deemed an “operator of critical information infrastructure” or “data processor” as mentioned above. Neither the Company nor its subsidiaries is engaged in data activities as defined under the Personal Information Protection Law, which includes, without limitation, the collection, storage, use, processing, transmission, provision, publication and deletion of data. In addition, neither the Company nor its subsidiaries is an operator of any “critical information infrastructure” as defined under the PRC Cybersecurity Law and the Security Protection Measures on Critical Information Infrastructure. However, the Measures for Cybersecurity Review (2021 version) was recently adopted and the Network Internet Data Protection Draft Regulations (draft for comments) is in the process of being formulated and the Opinions remain unclear on how it will be interpreted, amended and implemented by the relevant PRC governmental authorities.

There remains uncertainty as to when the final measures will be issued and take effect, how they will be enacted, interpreted or implemented, and whether they will affect us. If we inadvertently conclude that the Measures for Cybersecurity Review (2021 version) do not apply to us, or if applicable laws, regulations, or interpretations change and it is determined in the future that the Measures for Cybersecurity Review (2021 version) become applicable to us, we may be subject to review when conducting data processing activities, and may face challenges in addressing its requirements and making any necessary changes to our internal policies and practices. We may incur substantial costs in complying with the Measures for Cybersecurity Review (2021 version), which could result in material adverse changes in our business operations and financial position. If we are not able to fully comply with the Measures for Cybersecurity Review (2021 version), our ability to offer or continue to offer securities to investors may be significantly limited or completely hindered, and our securities may significantly decline in value or become worthless.

On December 24, 2021, the CSRC released the Administrative Provisions of the State Council Regarding the Overseas Issuance and Listing of Securities by Domestic Enterprises (Draft for Comments) and the Measures for the Overseas Issuance of Securities and Listing Record-Filings by Domestic Enterprises (Draft for Comments), both of which had a comment period that expired on January 23, 2022, and if enacted, may subject us to additional compliance requirement in the future. See “Risk Factors — Risks Relating to Doing Business in the PRC- CSRC has released for public consultation the draft rules for China-based companies seeking to conduct initial public offerings in foreign markets. While such rules have not yet gone into effect, the Chinese government may exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares to investors and could cause the value of our ordinary shares to significantly decline or become worthless.”

Thus, it is still uncertain how PRC governmental authorities will regulate overseas listing in general. Furthermore, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this offering and any follow-on offering, we may be unable to obtain such approvals which could significantly limit or completely hinder our ability to offer or continue to offer securities to our investors.

Furthermore, the PRC government authorities may strengthen oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. Such actions taken by the PRC government authorities may intervene or influence our operations at any time, which are beyond our control. Therefore, any such action may adversely affect our operations and significantly limit or hinder our ability to offer or continue to offer securities to you and reduce the value of such securities.

Uncertainties regarding the enforcement of laws and the fact that rules and regulations in China can change quickly with little advance notice, along with the risk that the Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers could result in a material change in our operations, financial performance and/or the value of our ordinary shares or impair our ability to raise money.

The CSRC has released for public consultation the draft rules for China-based companies seeking to conduct initial public offerings in foreign markets. The Chinese government may exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares to investors and could cause the value of our ordinary shares to significantly decline or become worthless.

On December 24, 2021, the CSRC released the Draft Rules Regarding Overseas Listing, which had a comment period that expired on January 23, 2022. The Draft Rules Regarding Overseas Listing lay out the filing regulatory arrangement for both direct and indirect overseas listings, and clarify the determination criteria for indirect overseas listings in overseas markets. To our best knowledge, although we currently conduct part of our business operations in mainland China through SLEL, we believe we and our subsidiaries currently are not required to obtain prior approval by the relevant competent governmental authorities in PRC (including the CSRC) with respect to the specific matters under such rules.

The Draft Rules Regarding Overseas Listing stipulate that the Chinese-based companies, or the issuer, shall fulfill the filing procedures within three working days after the issuer makes an application for initial public offering and listing in an overseas market. The required filing materials for an initial public offering and listing should include at least the following: record-filing report and related undertakings; regulatory opinions, record-filing, approval and other documents issued by competent regulatory authorities of relevant industries (if applicable); and security assessment opinion issued by relevant regulatory authorities (if applicable); PRC legal opinion; and prospectus.

In addition, an overseas offering and listing is prohibited under any of the following circumstances: (1) if the intended securities offering and listing is specifically prohibited by national laws and regulations and relevant provisions; (2) if the intended securities offering and listing may constitute a threat to or endangers national security as reviewed and determined by competent authorities under the State Council in accordance with law; (3) if there are material ownership disputes over the equity, major assets, and core technology, etc. of the issuer; (4) if, in the past three years, the domestic enterprise or its controlling shareholders or actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (5) if, in past three years, directors, supervisors, or senior executives have been subject to administrative punishments for severe violations, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; or (6) other circumstances as prescribed by the State Council. The Draft Administration Provisions defines the legal liabilities of breaches such as failure in fulfilling filing obligations or fraudulent filing conducts, imposing a fine between RMB 1 million and RMB 10 million, and in cases of severe violations, a parallel order to suspend relevant business or halt operation for rectification, or to revoke relevant business permits or operational licenses.

If there is significant change to current political arrangements between mainland China and Hong Kong, or if the PRC government intervenes or influences operations of companies operated in Hong Kong such as ours or exerts more control through change of laws and regulations over offerings conducted overseas and/or foreign investment in issuers such as us, it may result in a material change in our operations and/or the value of the securities we are registering for sale or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of PubCo Ordinary Shares to significantly decline or become worthless. Also, if in the future we become subject to the requirements under the Draft Rules Regarding Overseas Listing, we cannot assure you that we will be able to get the clearance of filing procedures under the Draft Rules Regarding Overseas List on a timely basis, or at all. Any failure by us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause PubCo Ordinary Shares to significantly decline in value or become worthless.

In the event that we rely on dividends and other distributions on equity paid by our Hong Kong or PRC subsidiary to fund any cash and financing requirements we may have, any limitation on the ability of our Hong Kong or PRC subsidiary to make payments to us could have a material and adverse effect on our ability to conduct our business.

Under Hong Kong law, dividends can only be paid out of distributable profits (that is, accumulated realized profits less accumulated realized losses) or other distributable reserves. Dividends cannot be paid out of share capital. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us.

Any limitation on the ability of our Hong Kong subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Also, if our PRC Subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Under PRC laws and regulations, our PRC subsidiary, a wholly foreign-owned enterprise, may pay dividends only out of its respective accumulated profits as determined in accordance with PRC accounting standards and regulations.

In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to a staff welfare and bonus fund. These reserve fund and staff welfare and bonus fund cannot be distributed to us as dividends.

Our PRC Subsidiary likely will generate primarily all of its revenue in Renminbi, which is not freely convertible into other currencies. As result, any restriction on currency exchange may limit the ability of our PRC Subsidiary to use its Renminbi revenues to pay dividends to us. The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting process may be put forward by SAFE for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of our PRC Subsidiary to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

To the extent cash or other assets in our business are in Hong Kong or in the PRC or in our Hong Kong or PRC subsidiary, the funds or assets may not be available to fund operations or for other use outside of Hong Kong or the PRC due to interventions in or the imposition of restrictions and limitations on our ability or the ability of our subsidiaries by the PRC government to transfer cash or assets.

We may depend on dividends and other distributions on equity paid by our Hong Kong or PRC subsidiary or depend on our assets located in Hong Kong or the PRC for our cash and financing requirements. There are no restrictions or limitations under the laws of Hong Kong imposed on the conversion of HK dollars into foreign currencies and the remittance of currencies out of Hong Kong, nor is there any restriction on foreign exchange to transfer cash between PubCo and LEIL, across borders and to U.S. investors.

However, the PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. If such restrictions are extended to Hong Kong in the future, shortages in availability of foreign currency may then restrict the ability of our Hong Kong subsidiary to remit sufficient foreign currency to our offshore entities for our offshore entities to pay dividends or make other payments or otherwise to satisfy our foreign-currency-denominated obligations. On June 5, 2023, we established our wholly owned PRC Subsidiary. Our PRC Subsidiary may receive substantially all of its income in Renminbi. Under our current corporate structure, our Cayman Islands holding company may ultimately rely on dividend payments from our PRC subsidiary to fund any cash and financing requirements payable outside of China. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the State Administration of Foreign Exchange of the PRC (“SAFE”) by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, cash generated from the operations of our PRC subsidiary in China may be used to pay dividends to our company without prior approval of SAFE. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiary to pay any debts they may incur in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi.

Therefore, to the extent cash or other assets in our business are in Hong Kong/China or in our Hong Kong or PRC subsidiaries, such funds or assets may not be available to fund operations or for other uses outside of Hong Kong/China due to interventions in or the imposition of restrictions and limitations on our ability or the ability of our subsidiaries by the PRC government to transfer cash or assets.

The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting processes may be put forward by SAFE for cross-border transactions. Any limitation on the ability of our Hong Kong or our PRC subsidiaries to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends or otherwise fund and conduct our business.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

We are expanding our business to China. On June 5, 2023, we established our wholly owned PRC Subsidiary. It is possible that Renminbi will become the functional currency of our future operations in China. The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. It is difficult to predict how long such appreciation of RMB against the U.S. dollar may last and when and how the relationship between the RMB and the U.S. dollar may change again. Currently, our PRC Subsidiary’s revenues and costs are denominated in Renminbi. Also, we may rely on dividends paid by such subsidiary for our cash needs. Any significant revaluation of Renminbi may materially and adversely affect our results of operations and financial position reported in Renminbi when translated into U.S. dollars, and the value of, and any dividends payable on, PubCo Ordinary Shares in U.S. dollars. To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on PubCo Ordinary Shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may prevent us from making loans or additional capital contributions to our Hong Kong and PRC operating subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

According to the relevant PRC regulations on foreign-invested enterprises, or FIEs, in China, capital contributions to PRC entities are subject to the approval of or filing with the Ministry of Commerce, or MOFCOM, or its local branches and registration with a local bank authorized by the State Administration of Foreign Exchange, or SAFE. In addition, (i) a foreign loan of less one year duration procured by our PRC Subsidiary, would be required to be registered with SAFE or its local branches and (ii) a foreign loan of one year duration or more procured by our PRC Subsidiary is required to be applied to the NDRC in advance for undergoing recordation registration formalities. Any medium or long-term loan to be provided to PRC entities must be registered with the NDRC and the SAFE or its local branches.

Currently, our Hong Kong subsidiary LEIL does not need to obtain approval from or register with governmental authorities in China or in Hong Kong in order to raise capital, but it is unclear if the PRC or Hong Kong authorities will in the future interpret the abovementioned regulations in a way that will subject Hong Kong companies to the same restrictions as those that are applicable to a PRC company. Moreover, on June 5, 2023, we established our wholly owned PRC Subsidiary. We may make loans to our PRC Subsidiary, or we may make additional capital contributions to our PRC Subsidiary, or we may establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, or we may acquire offshore entities with business operations in China in an offshore transaction. Most of these ways are subject to PRC regulations and approvals or registration. For example, loans by us to our wholly owned PRC Subsidiary to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE. If we decide to finance our wholly owned PRC Subsidiary by means of capital contributions, these capital contributions are subject to registration with the State Administration for Market Regulation or its local branch, reporting of foreign investment information with the PRC Ministry of Commerce, or registration with other governmental authorities in China.

As a result, the abovementioned regulations will negatively affect our ability to capitalize our operations through our Hong Kong or PRC subsidiaries may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect as of June 1, 2015. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capital of FIEs and allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capital for expenditure beyond their business scopes, providing entrusted loans or repaying loans between nonfinancial enterprises. The SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, effective in June 2016. Pursuant to SAFE Circular 16, enterprises registered in China may also convert their foreign debts from foreign currency to Renminbi on a self-discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis which applies to all enterprises registered in China. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or as prohibited by PRC laws or regulations, while such converted Renminbi shall not be provided as loans to its non-affiliated entities. As this circular is still relatively new, there remains uncertainty as to its interpretation and application and any other future foreign exchange related rules. Violations of these Circulars could result in severe monetary or other penalties, which may adversely affect our business, financial condition and results of operations. If Safe Circulars 16 and 19 are interpreted to apply to the Hong Kong Dollar, our ability to use Hong Kong Dollars converted from the net proceeds from our offshore financing activities to fund establishment of new entities in Hong Kong, to invest in or acquire any other Hong Kong or PRC companies may be limited, which may adversely affect our business, financial condition and results of operations.

Any requirement to obtain prior approval under the M&A Rules and/or any other regulations promulgated by relevant PRC regulatory agencies in the future could delay this offering and failure to obtain any such approvals, if required, could have a material adverse effect on our business, operating results and reputation as well as the trading price of our ordinary shares, and could also create uncertainties for this Business Combination and affect our ability to offer or continue to offer securities to investors outside China.

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State-Owned Assets Supervision and Administration Commission (the “SASAC”), the State Administration of Taxation (the “SAT”), the State Administration of Industry and Commerce (the “SAIC”), the CSRC, and the SAFE jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (“M&A Rules”) Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules include, among other things, provisions that purport to require that an offshore special purpose vehicle formed for the purpose of an overseas listing of securities in a PRC company obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles.

While the application of the M&A Rules remains unclear, we believe that the CSRC approval is not required in the context of the Business Combination. However, uncertainties still exist as to how the M&A Rules will be interpreted and implemented. We cannot assure you that the relevant PRC government agencies, including the CSRC, would reach the same conclusion as us. If the CSRC or other PRC regulatory body subsequently determines that we need to obtain the CSRC’s approval for the Business Combination or if the CSRC or any other PRC government authorities promulgate any interpretation or implement rules before completion of the Business Combination that would require us to obtain CSRC or other governmental approvals for the Business Combination, we may face adverse actions or sanctions by the CSRC or other PRC regulatory agencies. In any such event, these regulatory agencies may impose fines and penalties on us, limit our operating privileges in China, delay or restrict the repatriation of the funds into the PRC or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as our ability to complete the Business Combination. The CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt the Business Combination before settlement and delivery of the PubCo Ordinary Shares. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that such settlement and delivery may not occur.

In addition, the security review rules issued by the MOFCOM that took effect in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. Furthermore, according to the security review, foreign investments that would result in acquiring the actual control of assets in certain key sectors, such as critical agricultural products, energy and resources, equipment manufacturing, infrastructure, transport, cultural products and services, information technology, Internet products and services, financial services and technology sectors, are required to obtain approval from designated governmental authorities in advance.

We are not operating in an industry that prohibits or limits foreign investment. We believe we currently are not required to obtain any permission under the aforementioned M&A Rules and the security review rules issued by the MOFCOM. However, if we inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change such that we are required to obtain approval in the future, we may be subject to investigations by competent regulators, fines or penalties, ordered to suspend our relevant operations and rectify any non-compliance, prohibited from engaging in relevant business or conducting any offering, and these risks could result in a material adverse change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

We believe we and our subsidiaries currently are not required to obtain regulatory approval from Chinese authorities before listing in the U.S. under any existing PRC law, regulations or rules, including from the CSRC, the Cyberspace Administration of China, or any other relevant Chinese regulatory agencies that is required to approve our operations in China. However, the PRC government may take actions to exert more oversight and control over offerings by China based issuers conducted overseas and/or foreign investment in such companies, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors outside China and cause the value of our securities to significantly decline or become worthless.

In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions, if required, could be time-consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions. It is unclear whether our business would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. However, the MOFCOM or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in the PRC may be closely scrutinized or prohibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected. Furthermore, according to the M&A Rules, if a PRC entity or individual plans to merge or acquire its related PRC entity through an overseas company legitimately incorporated or controlled by such entity or individual, such a merger and acquisition will be subject to examination and approval by the MOFCOM. There is a possibility that the PRC regulators may promulgate new rules or explanations requiring that we obtain the approval of the MOFCOM or other PRC governmental authorities for our completed or ongoing mergers and acquisitions. There is no assurance that, if we plan to make an acquisition, we can obtain such approval from the MOFCOM or any other relevant PRC governmental authorities for our mergers and acquisitions, and if we fail to obtain those approvals, we may be required to suspend our acquisition and be subject to penalties. Any uncertainties regarding such approval requirements could have a material adverse effect on our business, results of operations and corporate structure.

In addition, on July 6, 2021, the relevant PRC government authorities made public the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. Pursuant to the Opinions, Chinese regulators are required to accelerate rulemaking related to the overseas issuance and listing of securities, and update the existing laws and regulations related to data security, cross-border data flow, and management of confidential information. Numerous regulations, guidelines and other measures are expected to be adopted under the umbrella of or in addition to the Cybersecurity Law and Data Security Law. As of the date of this proxy statement/prospectus, no official guidance or related implementation rules have been issued yet and the interpretation of these opinions remains unclear at this stage.

On July 10, 2021, the Cyberspace Administration of China issued the Measures for Cybersecurity Review (Revision Draft for Comments) for public comments, which proposes to authorize the relevant government authorities to conduct cybersecurity review on a range of activities that affect or may affect national security, including listings in foreign countries by companies that possess the personal data of more than one million users.

On November 14, 2021, the Cyberspace Administration of China issued the Regulations on Network Data Security (draft for public comments) which set forth cyber data security compliance requirements in greater detail.

On December 28, 2021, the Measures for Cybersecurity Review (2021 version) was promulgated and took effect on February 15, 2022, which iterates that any “online platform operators” controlling personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review. As advised by our PRC counsel, Fangda Partners, we are not likely to be among the “operators of critical information infrastructure” or “online platform operators” as mentioned above. Neither the Company nor its subsidiaries is engaged in data activities as defined under the Personal Information Protection Law, which includes, without limitation, collection, storage, use, processing, transmission, provision, publication and deletion of data. In addition, neither the Company nor its subsidiaries is an operator of any “critical information infrastructure” as defined under the PRC Cybersecurity Law and the Security Protection Measures on Critical Information Infrastructure. However, the Measures for Cybersecurity Review were recently adopted and the Network Internet Data Protection Draft Regulations (draft for comments) are in the process of being formulated and the Opinions remain unclear on how it will be interpreted, amended and implemented by the relevant PRC governmental authorities.

There remain uncertainties as to when the final measures will be issued and take effect, how they will be enacted, interpreted or implemented, and whether they will affect us. If we inadvertently conclude that the Measures for Cybersecurity Review do not apply to us, or applicable laws, regulations, or interpretations change and it is determined in the future that the Measures for Cybersecurity Review become applicable to us, we may be subject to review when conducting data processing activities, and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices. We may incur substantial costs in complying with the Measures for Cybersecurity Review, which could result in material adverse changes in our business operations and financial position. If we are not able to fully comply with the Measures for Cybersecurity Review, our ability to offer or continue to offer securities to investors may be significantly limited or completely hindered, and our securities may significantly decline in value or become worthless.

On December 24, 2021, the CSRC released the Administrative Provisions of the State Council Regarding the Overseas Issuance and Listing of Securities by Domestic Enterprises (Draft for Comments) and the Measures for the Overseas Issuance of Securities and Listing Record-Filings by Domestic Enterprises (Draft for Comments), both of which had a comment period that expired on January 23, 2022, and if enacted, may subject us to additional compliance requirement in the future. Thus, it is still uncertain how PRC governmental authorities will regulate overseas listing in general in the future. Furthermore, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their prior approvals or ex-post record-filing for this Business Combination, we may be unable to obtain such approvals or record-filing which could significantly limit or completely hinder our ability to offer or continue to offer securities to our investors.

We believe as of the date of this proxy statement/prospectus, we are not required to obtain any permission from any PRC governmental authorities to consummate the Business Combination. We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC or other PRC governmental authorities required for overseas listings, including business combinations. As of the date of this proxy statement/prospectus, we have not received any inquiry, notice, warning, sanctions or regulatory objection to the Business Combination from the CSRC or other PRC governmental authorities. However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities. If it is determined in the future that the approval of the CSRC, the CAC or any other regulatory authority is required for the Business Combination, we may face sanctions by the CSRC, the CAC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, delay or restrict the repatriation of funds into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our securities. The CSRC, the CAC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt the Business Combination before settlement and delivery of our ordinary shares. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the CSRC, the CAC or other regulatory PRC agencies later promulgate new rules requiring that we obtain their approvals for the Business Combination, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of our securities.

Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.

Among other things, the M&A Rules and Anti-Monopoly Law of the People’s Republic of China promulgated by the Standing Committee of the NPC which became effective in 2008 (“Anti-Monopoly Law”), established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that State Administration for Market Regulation (“SAMR”) be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions of the State Council on the Standard for Declaration of Concentration of Business Operators, issued by the State Council in 2008, are triggered. Moreover, the Anti-Monopoly Law requires that transactions which involve the national security, the examination on the national security shall also be conducted according to the relevant provisions of the United States. In addition, PRC Measures for the Security Review of Foreign Investment which became effective in January 2021 require acquisitions by foreign investors of PRC companies engaged in military-related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations.

Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business into the PRC.

Failure to make adequate contributions to various employee benefit plans and withhold individual income tax on employees’ salaries as required by PRC regulations may subject us to penalties.

We are expanding our business to China. We will operate part of our business in China through our wholly owned PRC Subsidiary which will facilitate the selling of products to horticultural farms based in the PRC, although it has no material operations at the moment, and we also plan to hire and maintain certain personnel and employees in China. We are required to participate in various government-mandated employee benefit contribution plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit contribution plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. Companies operating in China are also required to withhold individual income tax on employees’ salaries based on the actual salary of each employee upon payment. We are subject to late fees and fines in relation to the underpaid employee benefits and under-withheld individual income tax, our financial condition and results of operations may be adversely affected.

U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of our PRC or Hong Kong subsidiaries.

Any disclosure of documents or information located in China by foreign agencies may be subject to jurisdiction constraints and must comply with China’s state secrecy laws, which broadly define the scope of “state secrets” to include matters involving economic interests and technologies. There is no guarantee that requests from U.S. federal or state regulators or agencies to investigate or inspect our Hong Kong subsidiary or our PRC Subsidiary could be honored by us, by entities who provide services to us or with whom we associate in China, without violating PRC legal requirements.

Risks Relating to Ace’s Business

Ace will be forced to liquidate the Company’s trust account if it cannot consummate a business combination by July 8, 2023 (or October 8, 2023, if we extend the period of time to consummate the business combination). In the event of a liquidation, Ace’s public shareholders will receive $11.11 per share and the ACBA Warrants will expire worthless.

As approved by its shareholders at the Annual Meeting of Shareholders on January 5, 2023 (the “Meeting”), Ace has filed an amended and restated memorandum and articles of association on January 5, 2023 (the “Charter Amendment”), giving Ace the right to extend the date by which it has to complete a business combination up to a total of five (5) times, as follows: (i) two (2) times for an additional three (3) months each time from January 8, 2023 to July 8, 2023, followed by (ii) three (3) times for an additional one (1) month each time from July 8, 2023 to October 8, 2023. If Ace is unable to consummate a business combination by October 8, 2023, and is forced to liquidate, then the per-share liquidation distribution will be $11.11. Furthermore, holders of ACBA Warrants will not receive any of the funds in Ace’s trust account with respect to their warrants, nor will they receive any distribution from Ace’s assets held outside of the Company’s trust account with respect to such warrants, which will expire worthless as a result of Ace’s failure to consummate a business combination.

We do not have a specified maximum redemption threshold in Ace’s current second amended and restated memorandum and articles of association. The absence of such a redemption threshold may make it possible for us to consummate the Business Combination, in connection with which a substantial majority of our public shareholders may redeem their Public Shares.

Ace’s current second amended and restated memorandum and articles of association do not provide a specified maximum redemption threshold, except that (i) we will not redeem the Public Shares in an amount that would cause Ace’s net tangible assets to be less than $5,000,001 upon consummation of the Business Combination (such that we are not subject to the SEC’s “penny stock” rules) and (ii) no shareholder acting together with any affiliate of his or any other person with whom he is acting in concert or as a partnership, syndicate, or other group for the purposes of acquiring, holding, or disposing of Public Shares may exercise such redemption right with respect to more than 15% of the Public Shares without the Company’s prior consent.

There is no guarantee that a shareholder’s decision whether to redeem its Public Shares for a pro rata portion of the Company’s trust account will put such shareholder in a better future economic position.

We can give no assurance as to the price at which a shareholder may be able to sell its Public Shares in the future following the consummation of the Business Combination or any alternative business combination. Certain events following the consummation of any initial business combination, including the Business Combination, may cause an increase in the share price of the combined company and may result in a lower value realized upon redemption than a shareholder of Ace might realize in the future had the shareholder not redeemed its Public Shares. Similarly, if a shareholder does not redeem its Public Shares, the shareholder will bear the risk of ownership of the combined company’s ordinary shares after the consummation of the Business Combination, and there can be no assurance that a shareholder can sell its shares of the combined company’s ordinary shares in the future for a greater amount than the redemption price paid in connection with the redemption of the Public Shares in connection with the consummation of the Business Combination. A shareholder should consult the shareholder’s own tax and/or financial advisor for assistance on how this may affect his, her or its individual situation.

Ace’s shareholders who attempted to redeem their Public Shares may be unable to sell their Public Shares when they wish in the event that the Business Combination is not consummated.

If Ace requires public shareholders who wish to redeem their Public Shares in connection with the consummation of the Business Combination to comply with specific requirements for redemption as described in this proxy statement/prospectus and the Business Combination is not consummated, Ace will promptly return such certificates to its public shareholders. Accordingly, public shareholders who attempted to redeem their Public Shares in such a circumstance will be unable to sell their Public Shares in the event that the Business Combination is not consummated until Ace has returned their Public Shares to them. The market price for shares of the ACBA Ordinary Shares may decline during this time and you may not be able to sell your Public Shares when you wish, even while other shareholders that did not seek redemption may be able to sell their ACBA Ordinary Shares.

You must tender your ACBA Ordinary Shares in order to validly seek redemption at the Extraordinary General Meeting.

In connection with tendering your shares for redemption, you must elect either to physically tender your share certificates to Ace’s transfer agent or deliver your ordinary shares electronically using The Depository Trust Company’s DWAC (Deposit/Withdrawal at Custodian) System, in each case within one (1) business day prior to the Extraordinary General Meeting. The requirement for physical or electronic delivery within one (1) business day prior to the Extraordinary General Meeting ensures that a redeeming holder’s election to redeem is irrevocable once the Business Combination is consummated. Any failure to observe these procedures will result in your loss of redemption rights in connection with the vote on the Business Combination.

An Ace shareholder who elects to dissent under Section 179 of the BVI BC Act and validly exercises its entitlement to payment of the fair value of the ACBA Ordinary Shares it holds following the procedures set forth above will not be entitled to have its ACBA Ordinary Shares redeemed. If an Ace shareholder has elected to have its ACBA Ordinary Shares redeemed but later elects to dissent, upon receipt of the written notice of such an Ace shareholder’s decision to elect to dissent, Ace shall instruct its transfer agent to return the ACBA Ordinary Shares (physically or electronically) delivered to the transfer agent in connection with such Ace shareholder’s demand for redemption to the Ace shareholder.

If third parties bring claims against Ace, the proceeds held in trust could be reduced and the per-share liquidation price received by Ace’s shareholders may be less than $11.11 per share.

Ace’s placing of funds in trust may not protect such funds from third party claims against Ace. Although Ace has received executed agreements waiving any right, title, interest or claim of any kind in or to any monies held in the Company’s trust account for the benefit of Ace’s public shareholders from many of the vendors, service providers (other than its independent accountants) and prospective target businesses with which it does business, such vendors, service providers and prospective target businesses may still seek recourse against the Company’s trust account. Additionally, a court may not uphold the validity of such agreements. Accordingly, the proceeds held in trust could be subject to claims that could take priority over those of Ace’s public shareholders. If Ace liquidates the Company’s trust account before the completion of a business combination and distributes the proceeds held therein to its public shareholders, Ace Global Investment Limited (the “Sponsor”) has contractually agreed to ensure that the proceeds in the Company’s trust account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by us for services rendered or contracted for or products sold to us, but only if such a vendor or prospective target business does not execute or has not executed such a waiver of such claims. However, there can be no assurance from Ace or the Sponsor that they will be able to meet such obligation. Therefore, the per-share distribution from the Company’s trust account for our shareholders may be less than $11.11 per share due to any such claims.

Additionally, if Ace is deemed insolvent for the purposes of the Insolvency Act, 2003 of the British Virgin Islands, as amended, (the “Insolvency Act”) or we are required to immediately enter insolvent liquidation, the proceeds held in the Company’s trust account could be subject to applicable insolvency law and may be included in Ace’s insolvent estate and subject to the claims of third parties with priority over the claims of Ace’s shareholders. To the extent any insolvency claims deplete the Company’s trust account, Ace may not be able to return $11.11 per share to our public shareholders.

Any distributions received by Ace’s shareholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, Ace was proven to be unable to pay its debts as they became due in the ordinary course of business.

Ace’s Amended and Restated Memorandum and Articles of Association provides if Ace is unable to consummate its initial business combination by July 8, 2023 (or October 8, 2023, if we extend the period of time to consummate the business combination), it will distribute the aggregate amount then on deposit in the Company’s trust account and wind up the Company’s affairs with a view to enter voluntary liquidation. If Ace is unable to consummate a transaction within the required time periods, upon notice from Ace, the trustee of the Company’s trust account will distribute the amounts held in its trust to Ace’s public shareholders. Concurrently, Ace shall pay, or reserve for payment, from funds not held in trust, its liabilities and obligations, although Ace cannot assure you that there will be sufficient funds for such purpose. If there are insufficient funds held outside the Company’s trust account for such purpose, the Sponsor has contractually agreed that if Ace liquidates prior to the consummation of a business combination, the Sponsor will ensure that the proceeds in the Company’s trust account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by Ace for services rendered or contracted for or products sold to it, but only if such a vendor or prospective target business does not execute or has not executed a waiver of such claims.

Thereafter, Ace’s sole business purpose will be to wind up its affairs and enter a voluntary liquidation procedure under the BVI BC Act. In such a situation under the BVI BC Act, a liquidator would be appointed and within 14 days file a notice of appointment, declaration of solvency made by the directors, and a copy of the liquidation plan. Also within 30 days of commencement of the liquidation, the liquidator would advertise notice of his/her appointment by placing a public advertisement in one newspaper published and circulating in the BVI and at least one newspaper circulating in the place outside the BVI where it has its place of business, although in practice this advertising requirement need not necessarily delay the distribution of assets, as the liquidator may be satisfied that no creditors would be adversely affected as a consequence of a distribution before this advertising period has expired. As soon as the affairs of Ace are fully wound-up, the liquidator must make a return to the BVI Registrar of Corporate Affairs confirming the date on which the liquidation was completed and requesting a certificate of dissolution. Immediately following the issue of the certificate of dissolution, the liquidator shall publish in the BVI Official Gazette a notice that Ace has been struck off the Register of Companies and is dissolved. It is Ace’s intention to liquidate the Company’s trust account to its public shareholders as soon as reasonably possible and Ace’s insiders have agreed to take any such action necessary to liquidate the Company’s trust account and to dissolve Ace as soon as reasonably practicable if Ace does not consummate a business combination within the required time period. Pursuant to Ace’s Amended and Restated Memorandum and Articles of Association, failure to consummate a business combination within the required time period will trigger an automatic winding up, liquidation and subsequent dissolution of Ace.

If Ace is deemed insolvent, then there are also limited circumstances where prior payments made to shareholders or other parties may be deemed to be a “voidable transaction” for the purposes of the Insolvency Act if it was proved that immediately following the date on which the distribution was made, Ace was unable to pay its debts as they fell due in the ordinary course of business. A voidable transaction would be, for these purposes, payments made as “unfair preferences” or “transactions at an undervalue”, where a payment was at risk of being a voidable transaction, a liquidator appointed over an insolvent company could apply to the British Virgin Islands Court for an order, inter alia, for the transaction to be set aside as a voidable transaction in whole or in part. Furthermore, by paying public shareholders from the Company’s trust account prior to addressing the claims of creditors, Ace’s board of directors may be viewed as having breached its fiduciary duties and/or to have acted in bad faith, and thereby exposing itself and Ace to claims. Ace cannot assure you that claims will not be brought against it for these reasons.

The initial shareholders have agreed to vote in favor of the Reincorporation Merger Proposal, the Acquisition Merger Proposal and the other Proposals described in this proxy statement/prospectus, regardless of how Ace public shareholders vote.

Unlike many other blank check companies in which the initial shareholders agree to vote their shares in accordance with the majority of the votes cast by our public shareholders in connection with an initial business combination, the initial shareholders have agreed to vote any shares of ACBA Ordinary Share owned by them in favor of the Reincorporation Merger Proposal, the Acquisition Merger Proposal and the other Proposals described in this proxy statement/prospectus. As of the date of this proxy statement/prospectus, the initial shareholders own 38.4% of the issued and outstanding ACBA Ordinary Shares. Accordingly, the Reincorporation Merger Proposal, the Acquisition Merger Proposal and the other Proposals described in this proxy statement/prospectus, in each instance, will require the affirmative vote in excess of 50% of the issued and outstanding ACBA Ordinary Shares present and entitled to vote at the Extraordinary General Meeting or any adjournment thereof. The initial shareholders have agreed to vote any ACBA Ordinary Shares owned by them in favor of the Reincorporation Merger Proposal, the Acquisition Merger Proposal and the other Proposals described in this proxy statement/prospectus and, accordingly, we would need only an excess of 439,587 Public Shares (or 11.6% of the issued and outstanding ACBA Ordinary Shares) to be voted in favor of the Reincorporation Merger Proposal, the Acquisition Merger Proposal and the other Proposals described in this proxy statement/prospectus in order to have it approved (assuming that only a quorum was present at the meeting). As a result, it is more likely that the necessary shareholder approval will be received for the Reincorporation Merger Proposal, the Acquisition Merger Proposal and the other Proposals than it would be if the initial shareholders agreed to vote any ACBA Ordinary Shares owned by them in accordance with the majority of the votes cast by our public shareholders. While the initial shareholders have agreed to vote their shares in favor of the Reincorporation Merger Proposal, the Acquisition Merger Proposal and the other Proposals, shareholders should consider that the initial shareholders may have interests that are different from, or in addition to, those of other shareholders, and may be incentivized to complete the Business Combination even if it is with a less favorable target company or on less favorable terms, rather than liquidate.

Shareholder litigation and regulatory inquiries and investigations are expensive and could harm Ace’s business, financial condition and results of operations and could divert management attention.

In the past, securities class action litigation and/or shareholder derivative litigation and inquiries or investigations by regulatory authorities have often followed certain significant business transactions, such as the sale of a company or announcement of any other strategic transaction, such as the Business Combination. Any shareholder litigation and/or regulatory investigations against Ace, whether or not resolved in Ace’s favor, could result in substantial costs and divert Ace’s management’s attention from other business concerns, which could adversely affect Ace’s business, financial condition and results of operations and the ultimate value the Ace’s shareholders receive as a result of the consummation of the Business Combination.

If Ace’s due diligence investigation of LEW was inadequate, then Ace’s shareholders following the Business Combination could lose some or all of their investment.

Even though Ace conducted a thorough due diligence investigation of LEW, it cannot be sure that this diligence uncovered all material issues that may be present inside LEW or its business, or that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of LEW and its business and outside of its control will not later arise. Ace cannot assure you that the due diligence conducted in relation to LEW has identified all material issues or risks associated with the industry in which LEW competes. As a result of these factors, Ace may be exposed to liabilities and incur additional costs and expenses and may be forced to later write-down or write-off assets, restructure its operations, or incur impairment or other charges that could result in it reporting losses. Even if Ace’s due diligence has identified certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with its preliminary risk analysis. If any of these risks materialize, then this could have a material adverse effect on Ace’s financial condition and results of operations and could contribute to negative market perceptions about Ace or its securities.

All of Ace’s officers and directors own ACBA Ordinary Shares which will not participate in liquidation distributions and, therefore, they may have a conflict of interest in determining whether the business combination is appropriate.

All of Ace’s officers and directors own an aggregate of 85,000 shares of Ace. Such individuals have waived their right to redeem these shares, or to receive distributions with respect to these shares upon the liquidation of the Company’s trust account if Ace is unable to consummate a business combination. Accordingly, the ACBA Ordinary Shares will be worthless if Ace does not consummate a business combination. Based on a market price of $[•] per one ACBA Ordinary Share on [•], 2023, the value of these shares are approximately $[•]. The ACBA Ordinary Shares acquired prior to the IPO will be worthless if Ace does not consummate a business combination. Consequently, the identification and selection of LEW as a suitable target business may result in a conflict of interest on part of Ace’s officers and directors when determining whether the terms, conditions and timing of the Business Combination are appropriate and in Ace’s shareholders’ best interests.

The existence of financial and personal interests of one or more of Ace’s directors may result in a conflict of interest on the part of such director(s) between what they may believe is in the best interests of Ace and its shareholders and what they may believe is best for themselves in determining to recommend that shareholders vote for the proposals. In addition, Ace’s officers have interests in the Business Combination that may conflict with your interests as a shareholder.

Ace’s officers and directors, and the Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate. Moreover, Ace’s officers and directors, and sponsor may realize a positive rate of return on such investments even if other public shareholders experience a negative rate of return following the Business Combination.

Ace’s officers and directors, and sponsor acquired an aggregate of 1,150,000 shares of Ace at a nominal price of $25,000, or approximately $0.022 per share. If Ace does not consummate a business combination by July 8, 2023 (or October 8, 2023, if we extend the period of time to consummate the business combination) (pursuant to Ace’s Amended and Restated Memorandum and Articles of Association), then Ace will be required to wind up our affairs and liquidate and the securities held by Ace’s insiders will be worthless because such holders have agreed to waive their rights to any liquidation distributions. Based on a market price of $[•] per one ACBA Ordinary Share on [•], 2023, the value of these shares was approximately $[•]. As a result, Ace’s officers and directors, and sponsor are likely to be able to make a substantial profit on their investment in Ace even when Ace’s public shares have lost significant value. On the other hand, if Ace liquidates without completing a business combination, they will likely lose their entire investment in Ace. Accordingly, the Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

Moreover, given the difference in purchase price that Ace’s officers and directors, and sponsor paid for their insider shares as compared to the price of the public units sold in the IPO, Ace’s officers and directors, and sponsor may realize a positive rate of return on such investments even if other public shareholders experience a negative rate of return following the Business Combination.

Ace is requiring shareholders who wish to redeem their shares in connection with the Business Combination to comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline for exercising their rights.

Ace is requiring public shareholders who wish to redeem their ordinary shares to either tender their share certificates to our transfer agent at any time at or prior to the Extraordinary General Meeting or to deliver their shares to the transfer agent electronically using the Depository Trust Company’s (“DTC”), Deposit/Withdrawal at

Custodian System (“DWAC”). In order to obtain a physical certificate, a shareholder’s broker and/or clearing broker, DTC and Ace’s transfer agent will need to act to facilitate this request. It is Ace’s understanding that shareholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, because Ace does not have any control over this process or over the brokers or DTC, it may take significantly longer than two weeks to obtain a physical share certificate. Accordingly, if it takes longer than Ace anticipates for the delivery of physical certificates, shareholders who wish to redeem may be unable to meet the deadline for exercising their redemption rights and thus may be unable to redeem their ordinary shares. While Ace has been advised that it may take a shorter time to deliver shares through the DWAC System, Ace cannot assure you of this fact.

Ace will require its public shareholders who wish to redeem their ordinary shares in connection with the Business Combination to comply with specific requirements for redemption described above, such redeeming shareholders may be unable to sell their securities when they wish to in the event that the Business Combination is not consummated.

If Ace requires public shareholders who wish to redeem their ordinary shares in connection with the proposed Business Combination to comply with specific requirements for redemption as described above and the Business Combination is not consummated, Ace will promptly return such certificates to its public shareholders. Accordingly, investors who attempted to redeem their ordinary shares in such a circumstance will be unable to sell their securities after the failed acquisition until Ace has returned their securities to them. The market price for ACBA Ordinary Shares may decline during this time and you may not be able to sell your securities when you wish to, even while other shareholders that did not seek redemption may be able to sell their securities.

The initial shareholders, including the officers and directors, control a substantial interest in Ace and thus may influence certain actions requiring a shareholder vote.

Ace’s initial shareholders, including all of its officers and directors, collectively own approximately 38.4% of Ace’s issued and outstanding ordinary shares. However, if a significant number of shareholders vote, or indicate an intention to vote, against the Business Combination, Ace’s officers, directors, initial shareholders or their affiliates could make such purchases in the open market or in private transactions in order to influence the vote. Ace’s initial shareholders have agreed to vote any shares they own in favor of the Business Combination.

If Ace’s security holders exercise their registration rights with respect to their securities, such selection may have an adverse effect on the market price of PubCo’s securities.

Ace’s initial shareholders are entitled to make a demand that Ace registers the resale of their insider shares at any time commencing three months prior to the date on which their shares may be released from escrow. Additionally, the purchasers of the Private Placement Units, Ace’s initial shareholders and officers are entitled to demand that Ace registers the resale of the shares underlying the Private Placement Units, private warrants and private rights and any securities that Ace’s initial shareholders, officers or their affiliates may be issued in payment of working capital loans made to Ace at any time after the consummation of a business combination. If such persons exercise their registration rights with respect to all of their securities, then there will be an additional 1,454,000 PubCo Ordinary Shares eligible for trading in the public market. The presence of these additional ordinary shares trading in the public market may have an adverse effect on the market price of PubCo Ordinary Shares after consummation of the Business Combination.

Ace will not obtain an opinion from an unaffiliated third party as to the fairness of the Business Combination to its shareholders.

Ace will not obtain and is not required to obtain an opinion from an unaffiliated third party that the price it is paying is fair to its public shareholders from a financial point of view. Ace’s public shareholders, therefore, must rely solely on the judgment of Ace’s board of directors.

If the Business Combination’s benefits do not meet the expectations of financial or industry analysts, the market price of Ace’s securities may decline.

The market price of Ace’s securities may decline as a result of the Business Combination if:

•        Ace does not achieve the perceived benefits of the acquisition as rapidly as believed by, or to the extent anticipated by, financial or industry analysts; or

•        There are changes in the industries in which Ace and its customers operate;

•        There are developments involving Ace’s competitors;

•        There are changes in laws and regulations affecting its business; or

•        The effect of the Business Combination on the financial statements is not consistent with the expectations of financial or industry analysts.

Accordingly, investors may experience a loss as a result of decreasing share prices.

Ace’s directors and officers may have certain conflicts in determining to recommend the acquisition of LEW, since certain of their interests, and certain interests of their affiliates and associates, are different from, or in addition to, your interests as a shareholder.

Ace’s management and directors have interests in and arising from the Business Combination that are different from, or in addition to, your interests as a shareholder, which could result in a real or perceived conflict of interest. These interests include the fact that certain of the ACBA Ordinary Shares owned by Ace’s management and directors, or their affiliates and associates, would become worthless if the Business Combination Proposal is not approved and Ace otherwise fails to consummate a business combination prior to its liquidation date.

The existence of financial and personal interests of one or more of Ace’s directors and officers may result in a conflict of interest on the part of such director(s) and officer(s) between what he, she or they may believe is in the best interests of Ace and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals.

Ace will incur significant transaction costs in connection with transactions contemplated by the Merger Agreement.

Ace will incur significant transaction costs in connection with the Business Combination. If the Business Combination is not consummated, Ace may not have sufficient funds to seek an alternative business combination and may be forced to liquidate and dissolve.

Ace may waive one or more of the conditions to the Business Combination without resoliciting Ace’s shareholder approval for the Business Combination.

Ace may agree to waive, in whole or in part, some of the conditions to its obligations to complete the Business Combination, to the extent permitted by applicable laws. The Ace Board will evaluate the materiality of any waiver to determine whether amendment of this proxy statement/prospectus and resolicitation of proxies is warranted. In some instances, if the Ace Board determines that a waiver is not sufficiently material to warrant resolicitation of Ace’s shareholders, Ace has the discretion to complete the Business Combination without seeking further shareholder approval. For example, it is a condition to Ace’s obligations to close the Business Combination that there be no decree, order, judgment, writ, award, injunction, rule or consent of or by a Governmental Authority or other order restricting LEW’s conduct of its business, however, if the Ace Board determines that any such order or injunction is not material to the business of LEW, then the Ace Board may elect to waive that condition and close the Business Combination. However, the closing condition regarding PubCo’s obligation to remain listed on Nasdaq and the additional listing of the Merger Consideration Shares on Nasdaq may not be waived by the parties without recirculation or resolicitation.

The unaudited pro forma condensed combined financial information contained in this proxy statement/prospectus may not be indicative of what the combined company’s actual financial condition or results of operations would have been.

The unaudited pro forma condensed combined financial information contained in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what the combined company’s actual financial condition or results of operations would have been had the Business Combination been consummated on the dates indicated. The preparation of the unaudited pro forma condensed combined financial information was based upon available information and certain estimates and assumptions that Ace and LEW believe are reasonable. The unaudited pro forma condensed combined financial information reflects adjustments, which are based upon preliminary estimates. See “Unaudited Pro Forma Condensed Combined Financial Information” for more information.

Termination of the Merger Agreement could negatively impact Ace.

If the Business Combination is not consummated for any reason, including as a result of the Ace’s shareholders declining to approve the Proposals required to effect the Business Combination, the ongoing business of Ace may be adversely impacted and, without realizing any of the anticipated benefits of the consummation of the Business Combination, Ace would be subjected to a number of risks, including the following:

•        Ace may experience negative reactions from the financial markets, including negative impacts on the stock price of the ACBA Ordinary Shares and other securities, including to the extent that the current market price reflects a market assumption that the Business Combination will be consummated;

•        Ace will have incurred substantial expenses and will be required to pay certain costs relating to the Business Combination, whether or not the Business Combination is consummated; and

•        since the Merger Agreement restricts the conduct of Ace’s business prior to consummation of the Business Combination, Ace may not have been able to take certain actions during the pendency of the Business Combination that would have benefitted it as an independent company, and the opportunity to take such actions may no longer be available.

If the Merger Agreement is terminated and the Ace Board seeks another business combination, Ace’s shareholders cannot be certain that Ace will be able to find another target business or that such other business combination will be consummated.

Ace’s shareholders will experience immediate dilution as a consequence of the issuance of PubCo Ordinary Shares as consideration in the Business Combination. Having a minority share position may reduce the influence that Ace’s current shareholders have on the management of PubCo.

After the Business Combination, assuming (i) there are no Ace shareholders who exercise their redemption rights or dissenter rights, (ii) there is no exercise of the PubCo Warrants, (iii) the Notes have been converted, (iv) the issuance of 225,000 PubCo Ordinary Shares to Apex as finder to the Business Combination, (v) there is issuance of 2,000,000 PIPE Shares, (vi) none of the initial shareholders or LEW shareholders purchase ACBA Ordinary Shares in the open market, and (vii) there are no other issuances of equity by Ace prior to or in connection with the consummation of the Business Combination, Ace’s sponsor will own approximately 8.15% of the issued share capital of PubCo, Ace’s current directors and officers will own approximately 0.40% of the issued share capital of PubCo, Ace’s current public shareholders will own approximately 10.92% of the issued share capital of PubCo, and LEW’s shareholders will own approximately 70.13% of the issued share capital of PubCo (comprising 100% of the Merger Consideration Shares, which includes the Holdback Shares and the 1,800,000 PubCo Ordinary Shares reserved and authorized for issuance under the Incentive Plan). Assuming redemption by holders of 2,335,547 ACBA outstanding Ordinary Shares, which assumes the maximum redemption of ACBA Ordinary Shares after giving effect to payments to redeeming shareholders, LEW’s shareholders will own approximately 78.73% of the issued share capital of PubCo (comprising 100% of the Merger Consideration Shares, which includes the Holdback Shares and the 1,800,000 PubCo Ordinary Shares reserved and authorized for issuance under the Incentive Plan), Ace’s sponsor will own approximately 9.14% of the issued share capital of PubCo, Ace’s current directors and officers will own approximately 0.45% of the issued share capital of PubCo, Ace’s current public shareholders will own 0% of the issued share capital of PubCo. The minority position of the former Ace’s shareholders will give them limited influence over the management and operations of the post-Business Combination company.

Activities taken by Ace’s affiliates to purchase, directly or indirectly, Public Shares will increase the likelihood of approval of the Reincorporation Merger Proposal, the Acquisition Merger Proposal and the other Proposals and may affect the market price of Ace’s securities.

The Sponsor or Ace’s executive officers, directors and advisors, or their respective affiliates, may purchase ACBA Ordinary Shares in privately negotiated transactions either prior to or following the consummation of the Business Combination. None of the Sponsor or Ace’s executive officers, directors and advisors, or their respective affiliates, will make any such purchases when such parties are in possession of any material non-public information not disclosed to the seller or during a restricted period under Regulation M under the Exchange Act. Although none of the Sponsor or Ace’s executive officers, directors and advisors, or their respective affiliates, currently anticipates paying any premium purchase price for such Public Shares, in the event such parties do, the payment of a premium may not be in the best interest of those shareholders not receiving any such additional consideration. There is no limit on the number of shares that could be acquired by the Sponsor or Ace’s executive officers, directors and advisors, or their respective affiliates, or the price such parties may pay.

If such transactions are effected, the consequence could be to cause the Business Combination to be approved in circumstances where such approval could not otherwise be obtained. Purchases of ACBA Ordinary Shares by the persons described above would allow them to exert more influence over the approval of the Reincorporation Merger Proposal, the Acquisition Merger Proposal and the other Proposals and would likely increase the chances that the Business Combination would be approved. If the market does not view the Business Combination positively, purchases of the Public Shares may have the effect of counteracting the market’s view, which would otherwise be reflected in a decline in the market price of Ace’s securities. In addition, the termination of the support provided by these purchases may materially adversely affect the market price of Ace’s securities.

As of the date of this proxy statement/prospectus, no agreements with respect to the private purchase of the Public Shares by Ace or the persons described above have been entered into. Ace will file a Current Report on Form 8-K with the SEC to disclose private arrangements entered into or significant private purchases made by any of the Sponsor or Ace’s officers, directors and advisors, or their respective affiliates, that would affect the vote on the Reincorporation Merger Proposal, the Acquisition Merger Proposal and the other Proposals.

Subsequent to the consummation of the Business Combination, Ace may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and stock price, which could cause you to lose some or all of your investment.

Although Ace has conducted due diligence on LEW, Ace cannot assure you that this diligence revealed all material issues that may be present in its business, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of Ace’s or LEW’s control will not later arise. As a result, we may be forced to later write-down or write-off assets, restructure its operations, or incur impairment or other charges that could result in losses. Even if Ace’s due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with Ace’s preliminary risk analysis. Even though these charges may be non-cash items and may not have an immediate impact on our liquidity, the fact that we report charges of this nature could contribute to negative market perceptions about PubCo’s securities. In addition, charges of this nature may cause PubCo to be unable to obtain future financing on favorable terms or at all.

Ace may not be able to complete an initial business combination with a U.S. target company since such initial business combination may be subject to U.S. foreign investment regulations and review by a U.S. government entity such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited.

Certain companies requiring federal-issued licenses in the United States, such as broadcasters and airlines, may be subject to rules or regulations that limit foreign ownership. In addition, CFIUS is an interagency committee authorized to review certain transactions involving foreign investment in the United States by foreign persons in order to determine the effect of such transactions on the national security of the United States. Our Sponsor, Ace Global Investment Limited, is owned by Ms. Chan Yuen Wah and controlled by Mr. Jason Wong Kon Man, both of whom are non-U.S. persons and of Hong Kong nationality. Our Sponsor currently owns 36.13% of our outstanding shares. We are therefore likely considered a “foreign person” under the regulations administered by CFIUS and will continue to be considered as such in the future for so long as our Sponsor has the ability to exercise control over us for purposes of CFIUS’s regulations. Therefore, we could be subject to foreign ownership restrictions and/or CFIUS review if our proposed business combination is between us and a U.S. target company engaged in a regulated industry or which may affect national security. The scope of CFIUS review was expanded by the Foreign Investment Risk Review Modernization Act of 2018 (“FIRRMA”), to include certain non-passive, non-controlling investments in sensitive U.S. businesses and certain acquisitions of real estate even with no underlying U.S. business. FIRRMA, and subsequent implementing regulations that are now in force, also subject certain categories of investments to mandatory filings. If our potential initial business combination with a U.S. target company falls within CFIUS’s jurisdiction, we may determine that we are required to make a mandatory filing or that we will submit a voluntary notice to CFIUS, or to proceed with the initial business combination without notifying CFIUS and risk CFIUS intervention, before or after closing the initial business combination. CFIUS may decide to block or delay our initial business combination, impose conditions to mitigate national security concerns with respect to such initial business combination or order us to divest all or a portion of a U.S. business of the combined company if we had proceeded without first obtaining CFIUS clearance. The foreign ownership limitations, and the potential impact of CFIUS, may limit the attractiveness of a transaction with us or prevent us from pursuing certain initial business combination opportunities that we believe would otherwise be beneficial to us and our shareholders. As a result, the pool of potential targets with which we could complete an initial business combination may be limited and we may be adversely affected in terms of competing with other special purpose acquisition companies which do not have similar foreign ownership issues.

Moreover, the process of government review, whether by the CFIUS or otherwise, could be lengthy and we have limited time to complete our initial business combination. If we cannot complete our initial business combination by July 8, 2023 (or up to October 8, 2023, if the time period is extended, as described herein) because the review process drags on beyond such timeframe or because our initial business combination is ultimately prohibited by CFIUS or another U.S. government entity, we may be required to liquidate. If we liquidate, our public shareholders may only receive approximately $11.11 per share, and our warrants will expire worthless. This will also cause you to lose the investment opportunity in a target company and the chance of realizing future gains on your investment through any price appreciation in the combined company.

Risks Relating to the Business Combination

Going public through a business combination rather than an underwritten offering presents risks to unaffiliated investors. Subsequent to completion of the Business Combination, we may be required to take write-downs or write-offs, restructure its operations, or take impairment or other charges, any of which that could have a significant negative effect on our financial condition, results of operations and price of our ordinary shares, which could cause you to lose some or all of your investment.

Going public through a business combination rather than an underwritten offering, as LEW is seeking to do through the Business Combination, presents risks to unaffiliated investors. Such risks include the absence of a due diligence investigation conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement. Although Ace has conducted due diligence on LEW’s business, Ace cannot assure you that this due diligence has identified all material issues that may be present in LEW’s business, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of LEW’s business and outside of Ace’s and LEW’s control will not later arise. As a result of these factors, the combined company may be forced to later write-down or write-off assets, restructure operations, or incur impairment or other charges that could result in reporting losses. Even if Ace’s due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with Ace’s preliminary risk analysis. Even though these charges may be non-cash items and not have an immediate impact on the combined company’s liquidity, the fact that we report charges of this nature could contribute to negative market perceptions about the combined company or its securities. Accordingly, any of Ace’s shareholders who choose to remain shareholders of Ace following the Business Combination could suffer a reduction in the value of their shares and these shareholders are unlikely to have a remedy for the reduction in value.

Ace and LEW have incurred and expect to incur significant costs associated with the Business Combination. Whether or not the Business Combination is consummated, the incurrence of these costs will reduce the amount of cash available to be used for other corporate purposes by Ace regardless of whether the Business Combination is consummated or not.

Ace and LEW expect to incur significant costs associated with the Business Combination. Whether or not the Business Combination is consummated, Ace expects to incur approximately $1,000,000 in expenses. These expenses will reduce the amount of cash available to be used for other corporate purposes by Ace whether or not if the Business Combination is consummated.

In the event that a significant number of ACBA Ordinary Shares are redeemed, the PubCo Ordinary Shares may become less liquid following the Business Combination.

If a significant number of ACBA Ordinary Shares are redeemed, PubCo may be left with a significantly smaller number of shareholders. As a result, trading in the shares of PubCo following the Business Combination may be limited and your ability to sell your shares in the market could be adversely affected.

Ace or LEW may waive one or more of the conditions to the Business Combination without resoliciting Ace shareholders’ approval for the Business Combination.

Ace or LEW may agree to waive, in whole or in part, some of the conditions to their respective obligations to complete the Business Combination, to the extent permitted by applicable laws. Ace’s board of directors will evaluate the materiality of any waiver to determine whether amendment of this proxy statement/prospectus and resolicitation of proxies is warranted. In some instances, if Ace’s board of directors determines that a waiver is not sufficiently material to warrant resolicitation of Ace’s shareholders, Ace has the discretion to complete the Business Combination without seeking further shareholder approval. For example, it is a condition to Ace’s obligations to close the Business Combination that there be no restraining order, injunction or other order restricting LEW’s conduct of its business; however, if Ace’s board of directors determines that any such order or injunction is not material to the business of LEW, then Ace’s board of directors may elect to waive that condition and close the Business Combination without the need to resolicit proxies. Shareholders may not have certainty at the time they vote regarding whether PubCo’s securities will be listed on a national securities exchange following the Business Combination. However, the closing condition regarding PubCo’s obligation to remain listed on Nasdaq and the additional listing of the Merger Consideration Shares on Nasdaq may not be waived by the parties without recirculation or resolicitation.

Nasdaq may reject our application for listing of PubCo’s securities, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

Although one of the conditions to the obligations of LEW to consummate the closing of the Business Combination is that PubCo shall remain listed on Nasdaq and the additional listing application for the Closing Payment Shares shall have been approved by Nasdaq, LEW may waive such condition at its discretion. If Nasdaq does not approve the listing of PubCo’s securities, or if PubCo is otherwise unable to list its securities on a national securities exchange following the Business Combination, we could face significant material adverse consequences, including (i) reduced liquidity for PubCo’s securities; (ii) a limited availability of market quotations for PubCo’s securities; (iii) a determination that PubCo Ordinary Shares are a “penny stock” which will require brokers trading in PubCo’s securities to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for PubCo’s securities; (iv) a limited amount of news and analyst coverage for PubCo; and (v) a decreased ability to issue additional securities or obtain additional financing in the future.

There will be a substantial number of PubCo Ordinary Shares available for sale in the future that may adversely affect the market price of PubCo Ordinary Shares.

PubCo may issue such number of shares as may be approved by its shareholders and authorized by its directors, in accordance with the terms of PubCo’s certificate of incorporation (the “Certificate of Incorporation”). In connection with the transactions, LEW will use its commercially reasonable efforts to cause shareholders of LEW who will own more than 15% of the issued and outstanding PubCo Ordinary Shares (an aggregate of 9,874,340 PubCo Ordinary Shares) as of immediately after the Acquisition Merger becoming effective to enter into the Lock-Up Agreements. The Lock-Up Agreements provide that these LEW shareholders will not, for at least six (6) months (and in certain cases, up to twelve (12) months) from the closing of the Business Combination and subject to certain exceptions, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of the ordinary shares issued in connection with the Acquisition Merger, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of such shares, whether any of these transactions are to be settled by delivery of any such shares, in cash, or otherwise. Such lock-up provisions will not apply to the transfer by gift or court order, or transfers to permitted transferees such as immediate family members or affiliates, provided that any such transferee will also subject to the Lock-Up Agreement. In addition, 1,150,000 shares of PubCo Ordinary Shares held by our initial shareholders that are currently in an escrow account will be released and available for sale as early as six months from the date of the Business Combination, provided that 50% of such shares will be released on the date on which the closing price of the shares equals or exceeds $12.50 per share (as adjusted for share splits, share dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after the initial Business Combination. The availability of such a significant number of securities for trading in the public market, after the expiration of these restricted periods, may have an adverse effect on the market price of PubCo Common Stock.

Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or cannot be met.

In deciding whether to grant antitrust clearance, the relevant governmental authorities will consider a variety of factors, including the effect of the merger on competition within their relevant jurisdiction. The terms and conditions of the approvals that are granted may impose requirements, limitations or costs, or place restrictions on the conduct of LEW’s business following completion of the Business Combination. The requirements, limitations or costs imposed by the relevant governmental authorities could delay the closing of the merger or diminish the anticipated benefits of the merger. Additionally, the completion of the merger is conditioned on the absence of certain orders, injunctions or decrees by any court or regulatory authority of competent jurisdiction that would prohibit or make illegal the completion of the merger. Ace and LEW believe that the merger should not raise significant regulatory concerns and that Ace and LEW will be able to obtain all requisite regulatory approvals in a timely manner. However, Ace and LEW cannot be certain when or if regulatory approvals will be obtained or, if obtained, the conditions that may impose. In addition, neither Ace nor LEW can provide assurance that any such conditions, terms, obligations or restrictions will not result in delay.

Ace’s shareholders will experience immediate dilution as a consequence of the issuance of PubCo Ordinary Shares as consideration in the Business Combination. Having a minority share position may reduce the influence that Ace’s current shareholders have on the management of Ace.

After the Business Combination, assuming (i) no redemptions of Ace’s shares or Dissenting Shares, (ii) no exercise of the PubCo Warrants, (iii) the Notes have been converted, (iv) the issuance of 225,000 PubCo Ordinary Shares to Apex as finder to the Business Combination, (v) there is issuance of 2,000,000 PIPE Shares, (vi) none of the initial shareholders or LEW shareholders purchase ACBA Ordinary Shares in the open market, and (vii) there are no other issuances of equity by Ace prior to or in connection with the consummation of the Business Combination, Ace’s current public shareholders will own approximately 10.92% of PubCo, Ace’s initial shareholders will own approximately 8.15% of PubCo, and LEW shareholders will own approximately 70.13% of PubCo. Assuming redemption by holders of 2,335,547 Ace’s outstanding ordinary shares, which assumes the maximum redemption of ACBA Ordinary Shares after giving effect to payments to redeeming shareholders, Ace’s current public shareholders will own approximately 0% of PubCo, Ace’s sponsor will own approximately 9.14% of PubCo, Ace’s current directors and officers will own approximately 0.45% of PubCo, and LEW shareholders will own approximately 78.73% of PubCo. The minority position of the former Ace’s shareholders will give them limited influence over the management and operations of the post-Business Combination company.

Ace is an “emerging growth company” and the reduced disclosure requirements applicable to emerging growth companies may make its securities less attractive to investors.

Ace is an “emerging growth company”, as defined in the JOBS Act. It may remain an “emerging growth company” until the fiscal year ended December 31, 2024. However, if Ace’s non-convertible debt issued within a three-year period or revenues exceeds $1.07 billion, or the market value of its ordinary shares that are held by non-affiliates exceeds $700 million on the last day of the second fiscal quarter of any given fiscal year, Ace would cease to be an emerging growth company as of the following fiscal year. As an emerging growth company, Ace (i) is not required to comply with the auditor attestation requirements of section 404 of the Sarbanes-Oxley Act, (ii) has reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and (iii) is exempt from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Additionally, as an emerging growth company, Ace has elected to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As such, Ace’s financial statements may not be comparable to companies that comply with public company effective dates. As a result, potential investors may be less likely to invest in our securities.

The securities of the Post-Combination Company may be delisted or prohibited from being traded “over-the-counter” under the Holding Foreign Companies Accountable Act and the Accelerated Holding Foreign Companies Accountable Act if the PCAOB were unable to fully inspect the company’s auditor.

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. In accordance with the HFCAA, trading in securities of any registrant on a national securities exchange or in the over-the-counter trading market in the United States may be prohibited if the Public Company Accounting Oversight

Board (the “PCAOB”) determines that it cannot inspect or fully investigate the registrant’s auditor for three consecutive years beginning in 2021, and, as a result, an exchange may determine to delist the securities of such registrant. On December 23, 2022, the Accelerating Holding Foreign Companies Accountable Act, or the AHFCAA, was enacted, which amended the HFCAA by reducing the aforementioned inspection period from three to two consecutive years, thus reducing the time period before our securities may be prohibited from trading or delisted if our auditor is unable to meet the PCAOB inspection requirement.

Pursuant to the HFCAA, the PCAOB issued a Determination Report on December 16, 2021 which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations (“2021 Determinations”). Both Ace and LEW’s auditors, Adeptus Partners, LLC and Marcum Asia CPAs LLP, are headquartered in the U.S. and have been inspected by the PCAOB on a regular basis, and are subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. As of the date of this registration statement, our auditors are not included in the list of determinations announced by the PCAOB on December 21, 2021 in their HFCAA Determination Report under PCAOB Rule 6100.

On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. The PCAOB vacated its previous 2021 Determinations accordingly. As a result, we do not expect to be identified as a “Commission Identified Issuer” under the HFCAA. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and is making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed.

If, in the future, the PCAOB is unable to continue to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong, the failure to comply with the requirement under the HFCAA and the AHFCAA that the PCAOB be permitted to inspect the issuer’s public accounting firm within two consecutive years, would subject the Post-Combination Company to consequences including the delisting of the Post-Combination Company in the future if the PCAOB is unable to inspect the Post-Combination Company’s accounting firm (whether Marcum Asia CPAs LLP or another firm) at such future time.

Risks Relating to PubCo

The Business Combination may be a taxable event for U.S. Holders of ACBA Ordinary Shares and ACBA Warrants.

Subject to the limitations and qualifications described in “Material U.S. Federal Income Tax Consequences of the Business Combination”, including the application of the PFIC rules and Section 367(b) of the Code, the Reincorporation Merger should qualify as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code. If the Reincorporation Merger qualifies as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code, a U.S. Holder of Ace securities may still recognize gain (but not loss) or be required to include the “all earnings and profits amount” upon the exchange of its Ace securities for PubCo securities pursuant to the Reincorporation Merger under Section 367(b) of the Code.

In addition, if the Reincorporation Merger does not qualify as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code, then a U.S. Holder that exchanges its ACBA Ordinary Shares or ACBA Warrants for the consideration under the Business Combination will recognize gain or loss equal to the difference between (i) the sum of the fair market value of the PubCo Ordinary Shares and PubCo Warrants received and (ii) the U.S. Holder’s adjusted tax basis in the ACBA Ordinary Shares and ACBA Warrants exchanged therefor.

Notwithstanding the foregoing, U.S. Holders of ACBA Ordinary Shares and ACBA Warrants may be subject to adverse U.S. federal income tax consequences under the passive foreign investment company regime.

PubCo will be a “controlled company” under the Corporate Governance Rules of Nasdaq and can rely on exemptions from certain corporate governance requirements that could adversely affect PubCo’s public shareholders. Moreover, there may be conflicts of interest with PubCo’s controlling shareholders and concentration of ownership may not be in the best interests of our shareholders.

Mr. Chung Wai Paul LO, without giving effect of the Holdback Shares, will hold [*] of PubCo Ordinary Shares, giving him a majority of the aggregate voting power of PubCo upon the completion of the Business Combination. Therefore, PubCo will qualify as a “controlled company” under the Corporate Governance Rules of Nasdaq. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a controlled company and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of its directors be independent, as defined in the Corporate Governance Rules of the Nasdaq and the requirement that the compensation committee and nominating and corporate governance committee of PubCo consist entirely of independent directors. PubCo currently does not intend to rely on these exemptions. However, if PubCo decides to rely on exemptions applicable to controlled company under the Corporate Governance Rules of Nasdaq in the future, its public shareholders will not have the same protections afforded to shareholders of companies that are subject to all of Nasdaq corporate governance requirements.

Moreover, as a result of the concentration of ownership, PubCo’s controlling shareholders will have considerable influence over matters such as decisions regarding mergers and consolidations, amendments to our constitutional documents, election of directors and other significant corporate actions. Such shareholders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of PubCo and may reduce the price of PubCo’s securities. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that other holders of PubCo Ordinary Shares may view as beneficial.

According to the British Virgin Islands law, a controlling shareholder does not owe any fiduciary duties to the company or the minority shareholders. As the PubCo Amended and Restated Articles of Association does not provide any special rights and powers to controlling shareholder, any controlling shareholders, same as the other shareholders of the same class of shares, may exercise their respective voting rights by way of voting on PubCo’s shareholders’ resolution. Controlling shareholder’s power to influence PubCo, as compared to other shareholders, manifests in its ability to pass a shareholder resolution (which requires a simple majority of shares that have voted at the shareholders meeting) with its shareholding in PubCo. Theoretically, for as long as a controlling shareholder holds sufficient voting shares to satisfy the voting threshold required to pass a shareholder resolution at a quorate shareholder meeting, such controlling shareholder will have the ability to control the outcome of the resolutions to be passed at shareholder meeting by exercising its votes accordingly.

Ace may be or may have been a PFIC during a U.S. Holder’s holding period.

If Ace is a PFIC or has been a PFIC during a U.S. Holder’s holding period, such U.S. Holder may be subject to certain adverse U.S. federal income tax consequences as a result of the Reincorporation Merger. There is no assurance that Ace is not currently or has not been a PFIC during a U.S. Holder’s holding period. If (a) Ace has been a PFIC for any taxable year during the holding period of a U.S. Holder (and a U.S. Holder of ACBA Ordinary Shares or ACBA Warrants has not made certain elections with respect to its ACBA Ordinary Shares or ACBA Warrants), and (b) PubCo is not a PFIC in the taxable year of the Reincorporation Merger, such U.S. Holder would likely recognize gain (but not loss if the Reincorporation Merger qualifies as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code) upon the exchange of ACBA Ordinary Shares and ACBA Warrants, as applicable, for PubCo Ordinary Shares or PubCo Warrants pursuant to the Reincorporation Merger.

THE EXTRAORDINARY GENERAL MEETING OF ACE’S SHAREHOLDERS

General

We are furnishing this proxy statement/prospectus to Ace’s shareholders as part of the solicitation of proxies by Ace’s board of directors for use at the Extraordinary General Meeting to be held on [•], 2023 and at any adjournment or postponement thereof. This proxy statement/prospectus is first being furnished to our shareholders on or about [•], 2023 in connection with the vote on the Reincorporation Merger Proposal, the Acquisition Merger Proposal, the Nasdaq Proposal, the Governance Proposal, the Incentive Plan Proposal and the Adjournment Proposal. This document provides you with the information you need to know to be able to vote or instruct your vote to be cast at the Extraordinary General Meeting.

Date, Time and Place

The extraordinary general meeting of shareholders will be held on [*], 2023 at [*] a.m., at [*], or such other date, time and place to which such meeting may be adjourned or postponed.

Purpose of the Extraordinary General Meeting

At the Extraordinary General Meeting, we are asking holders of ACBA Ordinary Shares to approve the following Proposals:

•        The Reincorporation Merger Proposal to approve the Reincorporation Merger;

•        The Acquisition Merger Proposal to approve the Acquisition Merger;

•        The Nasdaq Proposal to approve, for purposes of complying with applicable listing rules of The Nasdaq Stock Market LLC, the issuance of up to an aggregate of 15,000,000 PubCo Ordinary Shares in connection with the Business Combination and related financings;

•        The Governance Proposal to approve the adoption of, on a non-binding advisory basis, certain differences in the governance provisions set forth in the PubCo’s Amended and Restated Memorandum and Articles of Association;

•        The Incentive Plan Proposal to approve PubCo’s 2023 Equity Incentive Plan; and

•        The Adjournment Proposal to approve the adjournment of the Extraordinary General Meeting in the event Ace does not receive the requisite shareholder vote to approve the above Proposals.

Recommendation of Ace’s Board of Directors

Ace’s board of directors:

•        has determined that each of the Reincorporation Merger Proposal, the Acquisition Merger Proposal, the Nasdaq Proposal, the Governance Proposal, the Incentive Plan Proposal and the Adjournment Proposal, are fair to, and in the best interests of, Ace and its shareholders;

•        has approved the Reincorporation Merger Proposal, the Acquisition Merger Proposal, the Nasdaq Proposal, the Governance Proposal, the Incentive Plan Proposal and the Adjournment Proposal; and

•        recommends that Ace’s shareholders vote “FOR” each of the Reincorporation Merger Proposal, the Acquisition Merger Proposal, the Nasdaq Proposal, the Governance Proposal, the Incentive Plan Proposal and the Adjournment Proposal.

Ace’s board of directors have interests that may be different from or in addition to your interests as a shareholder. See “Proposal No. 2 The Acquisition Merger Proposal — Interests of Certain Persons in the Business Combination” in this proxy statement/prospectus for further information.

Record Date; Who is Entitled to Vote

We have fixed the close of business on [•], 2023, as the record date for determining those Ace shareholders entitled to notice of and to vote at the Extraordinary General Meeting. As of the close of business on [•], 2023, there were 3,789,547 ACBA Ordinary Shares outstanding and entitled to vote. Each holder of ACBA Ordinary Shares is entitled to one vote per share on each of the Proposals.

As of April 30, 2023, the initial shareholders collectively own and is entitled to vote 1,454,000 ACBA Ordinary Shares, or approximately 38.4% of Ace’s issued and outstanding ordinary shares. With respect to the Business Combination, they have agreed to vote their ACBA Ordinary Shares acquired by them in favor of the Reincorporation Merger Proposal and the Acquisition Merger Proposal. The Sponsor has indicated that it intends to vote its shares, as applicable, “FOR” the other Proposals, although there is no agreement in place with respect to the other Proposals.

Quorum and Required Vote for the Proposals

A quorum of Ace shareholders is necessary to hold a valid meeting. A quorum will be present at the Extraordinary General Meeting if at least fifty percent of the shares issued and outstanding as of the record date and entitled to vote at the Extraordinary General Meeting is represented in person or by proxy. An Ace holder present in person or by proxy and abstaining from voting at the Extraordinary General Meeting will count as present for the purposes of establishing a quorum but broker non-votes will not.

Approval of the Reincorporation Merger Proposal and the Acquisition Proposal will require the affirmative vote in excess of 50% of the issued and outstanding ACBA Ordinary Shares present and entitled to vote at the Extraordinary General Meeting or any adjournment thereof. Approval of each of the Nasdaq Proposal, the Governance Proposal, the Incentive Plan Proposal and the Adjournment Proposal will require the affirmative vote in excess of 50% of the issued and outstanding ACBA Ordinary Shares present and entitled to vote at the Extraordinary General Meeting or any adjournment thereof. Attending the Extraordinary General Meeting either in person or by proxy and abstaining from voting will have the same effect as voting against all the Proposals and, assuming a quorum is present, broker non-votes will have no effect on the voting on Proposals.

Voting Your Shares

Each ACBA Ordinary Share that you own in your name entitles you to one vote for each Proposal on which such shares are entitled to vote at the Extraordinary General Meeting. Your proxy card shows the number of ACBA Ordinary Shares that you own.

There are two ways to ensure that your ACBA Ordinary Shares are voted at the Extraordinary General Meeting:

•        You can cause your shares to be voted by signing, dating and returning the enclosed proxy card. If you submit your proxy card, your “proxy”, whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted, as recommended by Ace’s board of directors, “FOR” the adoption of the Reincorporation Merger Proposal, the Acquisition Merger Proposal, the Nasdaq Proposal, the Governance Proposal, the Incentive Plan Proposal and the Adjournment Proposal. Votes received after a matter has been voted upon at the Extraordinary General Meeting will not be counted.

•        You can attend the Extraordinary General Meeting and vote in person. We will give you a ballot when you arrive. However, if your shares are held in the name of your broker, bank or another nominee, you must get a proxy from the broker, bank or other nominee. That is the only way we can be sure that the broker, bank or nominee has not already voted your shares.

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF THE REINCORPORATION MERGER PROPOSAL AND THE ACQUISITION MERGER PROPOSAL (AS WELL AS THE OTHER PROPOSALS). IN ORDER TO REDEEM YOUR SHARES, YOU MUST TENDER YOUR SHARES TO OUR TRANSFER AGENT AT LEAST THE BUSINESS DAY PRIOR TO THE EXTRAORDINARY GENERAL MEETING. YOU MAY TENDER YOUR SHARES FOR REDEMPTION BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DEPOSIT/WITHDRAWAL AT CUSTODIAN (“DWAC”) SYSTEM. IF THE BUSINESS COMBINATION IS NOT

CONSUMMATED, THEN THESE TENDERED SHARES WILL NOT BE REDEEMED FOR CASH AND WILL BE RETURNED TO THE APPLICABLE SHAREHOLDER. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BROKER OR BANK TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS.

Revoking Your Proxy

If you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

•        you may send another proxy card with a later date;

•        if you are a record holder, you may notify our corporate secretary in writing before the extraordinary general meeting that you have revoked your proxy; or

•        you may attend the Extraordinary General Meeting, revoke your proxy, and vote in person, as indicated above.

Who Can Answer Your Questions About Voting Your Shares

If you have any questions about how to vote or direct a vote in respect of your ordinary shares, you may call Advantage Proxy, Inc., our proxy solicitor, at (206) 870-8565, or Ace at (852) 2151 5198 / 2151 5598.

Redemption Rights

Pursuant to Ace’s Amended and Restated Memorandum and Articles of Association, a holder of ACBA Shares is entitled to redeem such ordinary shares upon consummation of the Business Combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Company’s trust account, including interest (net of taxes payable), divided by the number of then outstanding ordinary shares that were sold in Ace’s initial public offering (“IPO”) which was completed on April 8, 2021. Demand may be made by:

•        Voting for or against the reincorporation merger proposal and the acquisition merger proposal (as well as the other proposals) and electing redemption by checking the appropriate box on the proxy card; and

•        Tendering the ACBA Shares for which you are electing redemption by the business day prior to the extraordinary general meeting by either:

•        Delivering certificates representing ACBA Shares to Ace’s transfer agent, or

•        Delivering the ACBA Shares electronically through the DWAC system; and

•        Not selling or otherwise transferring the ACBA Shares until the closing of the Business Combination (tendering your ordinary shares for redemption is not considered selling or transferring your shares).

Ace’s shareholders will be entitled to redeem their ACBA Shares for a full pro rata share of the Company’s trust account (currently anticipated to be no less than approximately $[•] per share) net of taxes payable.

In connection with tendering your shares for redemption, you must elect either to physically tender your share certificates to Ace’s transfer agent or deliver your shares to the transfer agent electronically using The Depository Trust Company’s DWAC (Deposit/Withdrawal at Custodian) System, in each case, by the business day prior to the extraordinary general meeting.

Through the DWAC system, this electronic delivery process can be accomplished by contacting your broker and requesting delivery of your shares through the DWAC system. Delivering shares physically may take significantly longer. In order to obtain a physical share certificate, a shareholder’s broker and/or clearing broker, DTC, and Ace’s transfer agent will need to act together to facilitate this request. There is a nominal cost associated with the above-referenced tendering process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge the tendering broker $45.00, and the broker would determine whether or not to pass this cost on to the redeeming holder. It is Ace’s understanding that shareholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. Ace does not have any control over this process or over the brokers or DTC, and it may take longer than two weeks to obtain a physical share certificate. Shareholders who request physical share certificates and wish to redeem may be unable to meet the deadline for tendering their ordinary shares before exercising their redemption rights and thus will be unable to redeem their ordinary shares.

In the event that a shareholder tenders its ordinary shares and decides prior to the consummation of the Business Combination that it does not want to redeem its ordinary shares, the shareholder may withdraw the tender. In the event that a shareholder tenders ordinary shares and the business combination is not consummated, these ordinary shares will not be redeemed for cash and the physical certificates representing these ordinary shares will be returned to the shareholder promptly following the determination that the Business Combination will not be consummated. Ace anticipates that a shareholder who tenders ordinary shares for redemption in connection with the vote to approve the Business Combination would receive payment of the redemption price for such ordinary shares soon after the completion of the Business Combination.

If properly demanded by Ace’s public shareholders, Ace will redeem each share into a pro rata portion of the funds available in the Company’s trust account, calculated as of two business days prior to the anticipated consummation of the Business Combination. As of the record date, this would amount to approximately $11.11 per share. If you exercise your redemption rights, you will be exchanging your ACBA Shares for cash and will no longer own the ordinary shares. If Ace is unable to consummate a business combination by July 8, 2023 (or October 8, 2023, if we extend the period of time to consummate the business combination), it will liquidate, and dissolve and public shareholders would be entitled to receive approximately $11.11 per share upon such liquidation.

Tendering Ordinary Shares Certificates in connection with Redemption Rights

Ace is requiring the Ace public shareholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in “street name”, to either tender their certificates to ACBA’s transfer agent, or to deliver their shares to the transfer agent electronically using Depository Trust Company’s DWAC (Deposit/Withdrawal at Custodian) System, at the holder’s option prior to the business day immediately preceding the extraordinary general meeting. There is a nominal cost associated with the above-referenced tendering process and the act of certificating the shares or delivering them through the DWAC System. The transfer agent will typically charge the tendering broker $45.00, and it would be up to the broker whether to pass this cost on to the redeeming holder. However, this fee would be incurred regardless of whether Ace requires holders seeking to exercise redemption rights to tender their ordinary shares. The need to deliver ordinary shares is a requirement of exercising redemption rights regardless of the timing of when such delivery must be effectuated.

Any request for redemption, once made, may be withdrawn at any time up to the business day immediately preceding the extraordinary general meeting. Furthermore, if a shareholder delivered his certificate for redemption and subsequently decided prior to the date immediately preceding the extraordinary general meeting not to elect redemption, he may simply request that the transfer agent return the certificate (physically or electronically).

A redemption payment will only be made in the event that the proposed Business Combination is consummated. If the proposed Business Combination is not consummated for any reason, then public shareholders who exercised their redemption rights would not be entitled to receive the redemption payment. In such case, Ace will promptly return the share certificates to the public shareholder.

Dissenter Rights

In accordance with Section 179 of the BVI BC Act, a holder of ACBA Ordinary Shares is entitled to payment of the fair value of all of its shares upon validly dissenting from the Reincorporation Merger. Holders of ACBA Ordinary Shares may only dissent in respect of all shares that they hold in Ace.

Upon a holder of ACBA Ordinary Shares validly exercising its entitlement under Section 179 of the BVI BC Act, such Dissenting Shareholder ceases to have any rights (including the redemption rights) of a shareholder of Ace except the right to be paid the fair value of its ACBA Ordinary Shares.

A holder of ACBA Ordinary Shares who desires to exercise its entitlement to payment of the fair value of all of its shares is required to give to Ace written objection to the Reincorporation Merger before the Extraordinary General Meeting or before the vote on the Reincorporation Merger Proposal at the Extraordinary General Meeting.

Within 20 days immediately following the date on which the approval of Ace’s shareholders is obtained at the Extraordinary General Meeting (or any adjourned meeting), Ace shall give written notice of the approval to each Ace shareholder who gave a valid written objection to the Reincorporation Merger, except for those Ace shareholders who after giving the written objection, subsequently voted to approve the Reincorporation Merger Proposal at the Extraordinary General Meeting (or any adjourned meeting). Any such holder of ACBA Ordinary Shares who elects to dissent is required, within 20 days immediately following the date on which the notice of approval by Ace referred to above is given, to give Ace a written notice of its decision to elect to dissent, stating: (a) its name and address; (b) the number of ACBA Ordinary Shares in respect of which it dissents; and (c) a demand for payment of the fair value of its shares. On the effective date, a Dissenting Shareholder shall have its ACBA Ordinary Shares automatically cancelled in exchange for the right to receive payment resulting from the procedure in Section 179 of the BVI BC Act and such Dissenting Shareholder shall not be entitled to receive PubCo Ordinary Shares pursuant to the Reincorporation Merger.

An Ace shareholder who elects to dissent under Section 179 of the BVI BC Act and validly exercises its entitlement to payment of the fair value of the ACBA Ordinary Shares it holds following the procedures set forth above will not be entitled to have its ACBA Ordinary Shares redeemed. If an Ace shareholder has elected to have its ACBA Ordinary Shares redeemed but later elects to dissent, upon receipt of the written notice of such an Ace shareholder’s decision to elect to dissent, Ace shall instruct its transfer agent to return the ACBA Ordinary Shares (physically or electronically) delivered to the transfer agent in connection with such Ace shareholder’s demand for redemption to the Ace shareholder.

Holders of outstanding ACBA Units must separate the underlying ACBA Ordinary Shares and ACBA Warrants prior to objecting to the Reincorporation Merger and exercising their dissenter rights under Section 179 of the BVI BC Act. If ACBA Units are registered in a holder’s own name, the holder must deliver the certificate for its ACBA Units to Continental with written instructions to separate the ACBA Units into their individual component parts. This must be completed far enough in advance to permit the mailing of the certificates back to the holder so that the holder may object to the Reincorporation Merger and then exercise his, her or its dissenter rights upon the separation of the ACBA Ordinary Shares from the ACBA Units. Holders of ACBA Ordinary Shares who have validly exercised their right to dissent under Section 179 of the BVI BC Act will retain the ACBA Warrants that have been separated from the ACBA Ordinary Shares as described above.

If a broker, dealer, commercial bank, trust company or other nominee holds ACBA Units for an individual or entity (such individual or entity, the “beneficial owner”), the beneficial owner must instruct such nominee to separate the beneficial owner’s ACBA Units into their individual component parts. The beneficial owner’s nominee must send written instructions by facsimile to Continental. Such written instructions must include the number of ACBA Units to be separated and the nominee holding such ACBA Units. The beneficial owner’s nominee must also initiate electronically, using DTC’s DWAC system, a withdrawal of the relevant ACBA Units and a deposit of an equal number of ACBA Ordinary Shares and ACBA Warrants. This must be completed far enough in advance to permit the mailing of a physical certificate back to the holder so that the holder may object to the Reincorporation Merger and then exercise his, her or its dissenter rights upon the separation of the ACBA Ordinary Shares from the ACBA Units. While this is typically done electronically the same business day, beneficial owners should allow at least one full business day to accomplish the separation. If beneficial owners fail to cause their ACBA Ordinary Shares to be separated in a timely manner, they will likely not be able to object to the Reincorporation Merger and exercise their dissenter rights.

Appraisal Rights

Appraisal rights are not available to holders of ACBA Shares in connection with the proposed Business Combination, other than the Reincorporation Merger.

Proxies and Proxy Solicitation Costs

We are soliciting proxies on behalf of our board of directors. This solicitation is being made by mail but also may be made by telephone or in person. Ace and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. Any solicitation made and information provided in such a solicitation will be consistent with the written proxy statement and proxy card. Advantage Proxy, Inc., a proxy solicitation firm that Ace has engaged to assist it in soliciting proxies, will be paid its customary fee of approximately $6,000 and out-of-pocket expenses.

Ace will ask banks, brokers and other institutions, nominees and fiduciaries to forward its proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. Ace will reimburse them for their reasonable expenses.

If you send in your completed proxy card, you may still vote your shares in person if you revoke your proxy before it is exercised at the extraordinary general meeting.

Ace Initial Shareholders

In November 2020, Ace issued an aggregate of 1,000 founder shares to the initial shareholders for an aggregate purchase price of $1. In December 2020, Ace issued an aggregate of 1,149,000 additional founder shares to the initial shareholders for an aggregate purchase price of $24,999. Such founder shares are referred to as the “insider shares”. Simultaneous with the consummation of the IPO on April 8, 2021, we consummated the private placement of 280,000 “Private Placement Units” at a price of $10.00 per Private Placement Unit, generating total proceeds of $2,800,000. The Private Placement Units were purchased by Ace’s Sponsor. The underwriters exercised the over-allotment option in full and on April 9, 2021, the underwriters purchased 600,000 over-allotment option Units, which were sold at an offering price of $10.00 per Unit, generating gross proceeds of $6,000,000. On April 9, 2021, simultaneous with the sale of the over-allotment option units, the Company consummated the private sale of an additional 24,000 Private Units, generating gross proceeds of $240,000.

Pursuant to a registration rights agreement dated April 5, 2021, holders of the insider shares, holders of the Private Placement Units (and underlying securities) and any securities issued to Ace’s initial shareholders, officers, directors or their affiliates in payment of working capital loans made to Ace or loans to extend the time available for Ace to consummate its initial business combination, are entitled to certain registration rights with respect to such Ace securities held by them, as well as the underlying securities. The holders of these securities are entitled to make up to two demands that Ace register such securities. The holders of the initial shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these ordinary shares are to be released from escrow. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of a business combination. Ace will bear the expenses incurred in connection with the filing of any such registration statements.

PROPOSAL NO. 1

THE REINCORPORATION MERGER PROPOSAL

The discussion in this proxy statement/prospectus of the Business Combination and the principal terms of the Merger Agreement, is subject to, and is qualified in its entirety by reference to, the Merger Agreement. The full text of the Merger Agreement and the Plan of Merger is attached hereto as Annex A, which is incorporated by reference herein.

Purpose of the Reincorporation Merger Proposal

The purpose of the Reincorporation Merger is to establish a parent entity for LEW that could, if desired in the future, elect to be a “foreign private issuer” as that term is defined under the Exchange Act. As a result of the Reincorporation Merger, Ace’s shareholders (other than Ace’s shareholders who exercise their redemption rights) will no longer be shareholders of Ace and will become shareholders of PubCo, a foreign private issuer.

As a foreign private issuer, PubCo would be exempt from certain rules under the Exchange Act, prescribing and furnishing the content of proxy statements, and its officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, PubCo would not be required under the Exchange Act to file quarterly periodic reports and financial statements with the SEC and will not be required to disclose in its periodic reports all of the information that U.S. domestic issuers are required to disclose. PubCo would also be permitted to follow corporate governance practices in accordance with BVI law in lieu of most of the corporate governance rules set forth by Nasdaq. As a result, if PubCo were to elect to be a foreign private issuer, its corporate governance practices would differ in some respects from those required to be followed by U.S. companies listed on a national securities exchange.

A company seeking to qualify as a foreign private issuer must meet all the necessary qualifications as of the first day of any fiscal year and must test its status on the last day of its second fiscal quarter. As of the date of this prospectus, neither Ace nor LEW has indicated a desire to qualify PubCo as a foreign private issuer in the future. See “Proposal No. 4: The Governance Proposal; Reasons for the Governance Proposal; The Reincorporation Merger.”

Summary of the Reincorporation Merger

The Merger Agreement was entered into by and among Ace and LEW on December 23, 2022. On March 2, 2023, NewCo and Merger Sub each executed a joinder agreement to the Merger Agreement along with Ace and LEW, making NewCo and Merger Sub parties to the Merger Agreement. Upon the approval of the Merger Agreement and the Plan of Merger by Ace’s shareholders, NewCo and Ace will execute the Plan of Merger relating to the Reincorporation Merger. Articles of Merger which will include the Plan of Merger, shall be filed with, and registered by, the Registrar of Corporate Affairs in the BVI with certain other documents on or prior to the Closing Date. On or immediately before the Closing Date and prior to the Acquisition Merger, Ace will reincorporate by merging with and into PubCo, a BVI business company and wholly owned subsidiary of Ace. The separate corporate existence of Ace will cease and PubCo will continue as the surviving corporation. In connection with the Reincorporation Merger, all outstanding ACBA Units will separate into their individual components of ACBA Ordinary Shares and ACBA Warrants and will cease separate existence and trading. Upon the consummation of the Business Combination, the current equity holdings of Ace’s shareholders shall be exchanged as follows:

(i)     Each ACBA Ordinary Share issued and outstanding immediately prior to the effective time of the Reincorporation Merger (other than any redeemed shares) will automatically be cancelled and cease to exist and, for each such ACBA Ordinary Share, PubCo shall issue to each Ace shareholder (other than Ace shareholders who exercise their redemption rights or dissenter’s rights in connection with the Business Combination) one validly issued PubCo Ordinary Share, which shall be issued as fully paid; and

(ii)    Each whole ACBA Warrant issued and outstanding immediately prior to effective time of the Reincorporation Merger will convert into a PubCo Warrant to purchase one PubCo Ordinary Share (or equivalent portion thereof). The PubCo Warrants will have substantially the same terms and conditions as set forth in the ACBA Warrants.

Upon the closing of the Reincorporation Merger, ACBA Ordinary Shares will be converted into PubCo Ordinary Shares in the manner described above where each PubCo Ordinary Share shall be entitled to one vote on all matters subject to vote at all general meetings of the post-Business Combination company.

Required Vote

Approval of the Reincorporation Merger Proposal requires the affirmative vote of the holders in excess of 50% of the issued and outstanding ACBA Ordinary Shares as of the record date represented in person (including virtual presence) or by proxy at the Extraordinary General Meeting and entitled to vote and voted thereon. Adoption of the Reincorporation Merger Proposal is conditioned upon the adoption of the Acquisition Merger Proposal. It is important for you to note that in the event that any one of the Reincorporation Merger Proposal or the Acquisition Merger Proposal is not approved, then Ace will not consummate the Business Combination.

Recommendation of Ace’s Board of Directors

After careful consideration, Ace’s board of directors determined that the Acquisition Merger forming part of the Business Combination with LEW is in the best interests of Ace and its shareholders. On the basis of the foregoing, Ace’s board of directors has approved and declared advisable the Business Combination with LEW and recommends that you vote or give instructions to vote “FOR” the Reincorporation Merger Proposal. Ace’s directors have interests that may be different from, or in addition to your interests as a shareholder. See “Proposal No. 2 The Acquisition Merger Proposal — Interests of Certain Persons in the Acquisition” in this proxy statement/prospectus for further information.

PROPOSAL NO. 2

THE ACQUISITION MERGER PROPOSAL

The discussion in this proxy statement/prospectus of the Business Combination and the principal terms of the Merger Agreement, is subject to, and is qualified in its entirety by reference to, the Merger Agreement. The full text of the Merger Agreement and the Plan of Merger is attached hereto as Annex A, which is incorporated by reference herein.

General Description of the Acquisition Merger

Acquisition Merger with LEW; Acquisition Merger Consideration

Immediately following the Reincorporation Merger, Merger Sub, a British Virgin Islands business company and currently a wholly owned subsidiary of NewCo, will be merged with and into LEW, resulting in LEW being a wholly owned subsidiary of PubCo. Upon the closing of the Acquisition Merger, each PubCo Ordinary Share shall be entitled to one (1) vote on all matters subject to vote at general and special meetings of the post-Business Combination company.

The aggregate consideration for the Acquisition Merger is $150,000,000, payable in the form of 15,000,000 newly issued PubCo Ordinary Shares valued at $10.00 per share. At the closing of the Business Combination, the former Ace security holders will receive the consideration specified in the above section of Reincorporation Merger and the former LEW shareholders will receive an aggregate of 15,000,000 shares of PubCo Ordinary Shares, among which 750,000 PubCo Ordinary Shares are to be issued and held back by PubCo to satisfy any indemnification obligations incurred under the Merger Agreement. In addition, 1,800,000 PubCo Ordinary Shares will be reserved and authorized for issuance under the Incentive Plan upon closing. At the closing of the Acquisition Merger, the one fully paid share in Merger Sub held by PubCo will become one fully paid share in the surviving corporation, so that LEW will become a wholly owned subsidiary of PubCo.

Effective as of the closing of the Business Combination, PubCo’s board of directors will consist of five directors, all of whom will be nominated by LEW and a majority of whom will be considered “independent” under Nasdaq’s listing standards. See “PubCo’s Directors and Executive Officers after the Business Combination” for additional information. Effective as of the closing of the Business Combination, PubCo will change its corporate name to “AG DataWorks Limited.”

According to the Memorandum and Articles of Association of PubCo, the authorized shares of post-closing company consist of 100,000,000 ordinary shares, par value $0.001 each of a single class. For more information about the Memorandum and Articles of Association, please see “Proposal No. 1 — The Reincorporation Merger Proposal”.

After the Business Combination, assuming (i) no redemptions of Ace’s shares or Dissenting Shares, (ii) no exercise of the PubCo Warrants, (iii) the Notes have been converted, (iv) the issuance of 225,000 PubCo Ordinary Shares to Apex as finder to the Business Combination, (v) there is issuance of 2,000,000 PIPE Shares, (vi) none of the initial shareholders or LEW shareholders purchase ACBA Ordinary Shares in the open market, and (vii) there are no other issuances of equity by Ace prior to or in connection with the consummation of the Business Combination, Ace’s sponsor will own approximately 8.15% of the issued share capital of PubCo, Ace’s current directors and officers will own approximately 0.44% of the issued share capital of PubCo, Ace’s current public shareholders will own approximately 10.92% of the issued share capital of PubCo, and LEW’s shareholders will own approximately 70.13% of the issued share capital of PubCo (comprising 100% of the Merger Consideration Shares, which includes the Holdback Shares and the 1,800,000 PubCo Ordinary Shares reserved and authorized for issuance under the Incentive Plan). Assuming redemption by holders of 2,335,547 ACBA outstanding Ordinary Shares, which assumes the maximum redemption of ACBA Ordinary Shares after giving effect to payments to redeeming shareholders, LEW’s shareholders will own approximately 78.73% of the issued share capital of PubCo (comprising 100% of the Aggregate Stock Consideration, which includes the Holdback Shares and the 1,800,000 PubCo Ordinary Shares reserved and authorized for issuance under the Incentive Plan), Ace’s sponsor will own approximately 9.14% of the issued share capital of PubCo, Ace’s current directors and officers will own approximately 0.45% of the issued share capital of PubCo, and Ace’s current public shareholders will own 0% of the issued share capital of PubCo. The minority position of the former Ace’s shareholders will give them limited influence over the management and operations of the post-Business Combination company.

Assuming the Reincorporation Merger Proposal and the Acquisition Merger Proposal are approved, Ace expects to close the Business Combination by [•], 2023.

Representations and Warranties

LEW and its shareholders make certain representations and warranties (with certain exceptions set forth in the disclosure schedule to the Merger Agreement) relating to, among other things: (i) corporate existence and power; (ii) authorization; (iii) governmental authorization; (iv) non-contravention; (v) capital structure; (vi) charter documents; (vii) corporate records; (viii) assumed names; (ix) subsidiaries; (x) consents; (xi) financial statements; (xii) books and records; (xiii) absence of certain changes; (xiv) properties and title to assets; (xv) litigation; (xvi) contracts; (xvii) licenses and permits; (xviii) compliance with laws; (xvix) intellectual property; (xx) suppliers; (xxi) accounts receivable and payable and loans; (xxii) pre-payments; (xxiii) employees; (xxiv) employment matters; (xxv) withholding; (xxvi) real property; (xxvii) tax matters; (xxviii) regulatory matters; (xxix) environmental laws; (xxx) finders’ fees; (xxxi) powers of attorney and suretyships; (xxxii) directors and officers; (xxxiii) certain business practices; (xxxiv) money laundering laws; (xxxv) LEW is not an investment company.

Ace, PubCo and Merger Sub (collectively the “Purchaser Parties”) make certain representations and warranties relating to, among other things: (i) corporate existence and power; (ii) corporate authorization; (iii) governmental authorization; (iv) non-contravention; (v) finders’ fees; (vi) issuance of shares; (vii) capitalization; (viii) trust fund information supplied; (ix) listing; (x) board approval; (xi) Ace SEC documents and financial statements and internal controls; (xii) litigation; (xiii) business activities; (xiv) compliance with laws; (xv) money laundering laws; (xvi); (xvii) Ace is not an investment company; (xviii) tax matters; (xix) transactions with affiliates; and (xx) independent investigation.

Conduct Prior to Closing; Covenants

LEW and the Purchaser Parties have agreed to operate their business in the ordinary course, consistent with past practices, prior to the closing of the transactions (with certain exceptions) and not to take certain specified actions without the prior written consent of the other party.

The Merger Agreement also contains customary closing covenants.

Conditions to Closing

General Conditions

Consummation of the Merger Agreement and the transactions herein is conditioned on, among other things:

•        no provisions of any applicable law and no order shall prohibit or prevent the consummation of the closing of the Business Combination.

•        there shall not be any legal action brought by a third party that is not an affiliate of the parties hereto to enjoin or otherwise restrict the consummation of the closing of the Business Combination.

•        the Reincorporation Merger shall have been consummated, a certificate of merger in respect of the same will have been issued by the BVI Registrar of Corporate Affairs and the applicable certificates and documents filed and registered in the appropriate jurisdictions.

•        the SEC shall have declared the Registration Statement effective, and no stop order suspending the effectiveness of the Registration Statement, or any part thereof shall have been issued.

•        Ace and LEW receiving approval from their respective shareholders or shareholders to the transactions.

LEW’s Conditions to Closing

The obligations of LEW to consummate the transactions contemplated by the Merger Agreement, in addition to the conditions described above, are conditioned upon each of the following, among other things, and all such conditions may be waived at the discretion of LEW, except as provided below:

•        The Purchaser Parties shall have duly performed all of their covenants and obligations hereunder required to be performed by them at or prior to the Closing Date in all material respects (disregarding all references to “material respects” that may already be contained in the applicable covenants).

•        All of the representations and warranties of the Purchaser Parties contained in the Merger Agreement (other than Sections 6.5 (Finders’ Fees) and 6.7 (Capitalization)), disregarding all qualifications and exceptions contained herein relating to materiality or material adverse effect, regardless of whether it involved a known risk, shall be true and correct at and as of the date of the Merger Agreement and as of the Closing Date (except that if the representation and warranties that speak as of a specific date prior to the Closing Date, such representations and warranties need only to be true and correct as of such earlier date) other than where the failure of such representations and warranties to be so true and correct taken in the aggregate would not be reasonably expected to have a Purchaser Parties Material Adverse Effect, and (ii) each of the representations and warranties in Sections 6.5 (Finders’ Fees) and 6.7 (Capitalization) shall be true and correct as of the date hereof and as of the Closing Date (except that if the representation and warranties that speak as of a specific date prior to the Closing Date, such representations and warranties need only to be true and correct as of such earlier date), except for inaccuracies in the aggregate that are de minimis in effect.

•        There shall have been no event, change or occurrence which individually or together with any other event, change or occurrence, could reasonably be expected to have a material adverse effect on the Purchaser Parties, which is continuing and uncured.

•        LEW shall have received a certificate signed by an authorized officer of the Purchaser Parties to the effect set forth in clauses (a) through (c) of Section 10.3 of the Merger Agreement.

•        From the date of the Merger Agreement until the Closing, the Purchaser Parties shall have been in material compliance with the reporting requirement under the Securities Act and the Exchange Act, as applicable to the Purchaser Parties.

•        PubCo shall remain listed on Nasdaq and the additional listing application for the shares issued as consideration for the Merger Acquisition shall have been approved by Nasdaq. As of the Closing Date, PubCo shall not have received any written notice from Nasdaq that it has failed or would reasonably be expected to fail to meet the Nasdaq listing requirements as of the Closing Date for any reason, where such notice has not been subsequently withdrawn by Nasdaq or the underlying failure appropriately remedied or satisfied. However, this condition may not be waived by the parties without recirculation or resolicitation.

Purchaser Parties’ Conditions to Closing

The obligations of Purchaser Parties to consummate the transactions contemplated by the Merger Agreement, in addition to the conditions described above in the first paragraph of this section, are conditioned upon each of the following, among other things, and all such conditions may be waived at the sole and absolute discretion of the Purchaser Parties:

•        LEW shall have duly performed all of its covenants and obligations hereunder required to be performed by it at or prior to the Closing Date in all material respects, unless the applicable obligation has a materiality qualifier in which case it shall be duly performed in all respects.

•        All of the representations and warranties of LEW contained in the Merger Agreement, disregarding all qualifications and exceptions contained herein relating to materiality or material adverse effect, regardless of whether it involved a known risk, shall: (i) be true and correct at and as of the date of the Merger Agreement except as provided in the Company Disclosure Schedules (as defined in the Merger Agreement), and (ii) be true and correct as of the Closing Date except as provided in the Company Disclosure Schedules (if the representations and warranties speak only as of a specific date prior to the

Closing Date, such representations and warranties need only to be true and correct as of such earlier date), in the case of (i) and (ii), other than as would not in the aggregate reasonably be expected to have a material adverse effect on LEW.

•        There shall have been no event, change or occurrence which individually or together with any other event, change or occurrence, could reasonably be expected to have a material adverse effect on LEW, which is continuing and uncured.

•        The Purchaser Parties shall have received a certificate signed by the Chief Executive Officer and Chief Financial Officer of LEW to the effect set forth in clauses (a) through (c) of Section 10.2 of the Merger Agreement.

•        The Purchaser Parties shall have received (i) a copy of the memorandum and articles of association of LEW as in effect as of the Closing Date, (ii) a copy of the certificate of incorporation of LEW, (iii) the copies of resolutions duly adopted by the board of directors of LEW and by the Requisite Company Vote (as defined in the Merger Agreement) of the Company’s Shareholders authorizing this Agreement and the transactions contemplated thereby, and (iv) a recent certificate of good standing of LEW as of a date no later than thirty (30) days prior to the Closing Date regarding LEW issued by the BVI Registrar of Corporate Affairs.

Indemnification

Until the 6-month anniversary from and after the Closing Date, LEW’s shareholders agreed to, solely out of the Holdback Shares, indemnify PubCo from any losses incurred or sustained by PubCo arising from any breach, inaccuracy or nonfulfillment of any of the representations, warranties and covenants of LEW and/or its shareholders contained in the Merger Agreement. Any such indemnification claims shall be paid with the Holdback Shares. With respect to any such indemnification payment, for purpose of determining the indemnification payment, the Holdback Shares shall be valued at the VWAP of the PubCo Ordinary Shares for the period of twenty trading days ending at the close of business on the fifth (5th) business day (the “Release Date”) following six (6) months following the Closing (or if the Release Date is not a trading day, the close of business on the first trading day after the Release Date).

Termination

The Merger Agreement may be terminated and/or abandoned at any time prior to the closing, whether before or after approval of the proposals being presented to Ace’s shareholders:

(a)     by the mutual written consent of LEW and Ace duly authorized by each of their respective boards of directors;

(b)    by either Ace or LEW if any legal restraint permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement has become final and non-appealable; provided, however, that the right to terminate the Merger Agreement shall not be available to a party if the failure by such party or its affiliates to comply with any provision of the Merger Agreement is the principal cause of the legal restraint or the failure of the legal restraint to be lifted.

(c)     in the event that the Closing has not occurred by the earlier of (i) 21 months from the closing of the IPO (and as may be extended from time to time) and (ii) December 31, 2023 (the “Outside Closing Date”), the Purchaser Parties or LEW, as the case may be, shall have the right, at its sole option, to terminate the Merger Agreement without liability to the other side. Such right may be exercised by the Purchaser Parties or LEW, as the case may be, by giving written notice to the other at any time after the Outside Closing Date.

(d)    by any of the Purchaser Parties, if (i) any of the representations or warranties of LEW set forth in the Merger Agreement shall have become materially untrue or materially inaccurate, or if there has been a material breach by LEW of any covenant or agreement on the part of LEW set forth in the Merger Agreement and (ii) inaccuracy of the representations or warranties of LEW, or the breach or breaches is incapable of being cured or is not cured (or waived by the Purchaser Parties) by a specific time and such inaccuracy or breach or breaches have a Material Adverse Effect (as defined in the Merger Agreement);

(e)     by LEW, if (i) any of the representations or warranties of any Purchaser Party set forth in the Merger Agreement shall have become materially untrue or materially inaccurate, or if there has been a material breach by any Purchaser Party of any covenant or agreement on its part set forth in the Merger Agreement and (ii) inaccuracy of the representations or warranties of any Purchaser Party, or the breach or breaches is incapable of being cured or is not cured (or waived by the Company) by a specific time and such inaccuracy or breach or breaches have a Material Adverse Effect (as defined in the Merger Agreement);

(f)     by written notice by either Ace or LEW if the Merger Agreement or the transactions contemplated thereby fail to be authorized or approved by (i) the Required Parent Shareholder Approval (as defined in the Merger Agreement) at a duly convened Parent Special Meeting (as defined in the Merger Agreement) (subject to any postponement, adjournment or recess thereof) or (ii) the Requisite Company Vote (as defined in the Merger Agreement) by the time the Parent Special Meeting (as defined in the Merger Agreement) concluded (taking into account any postponement, adjournment or recess thereof).

Additional Agreements to be Executed at Closing

Lock-Up Agreements

Upon the Closing, the shareholders of LEW will execute lock-up agreements (the “Lock-up Agreements”). Pursuant to the Lock-Up Agreements, the shareholders of LEW will, subject to certain customary exceptions, agree not to (i) sell, offer to sell, contract or agree to sell, pledge or otherwise dispose of, directly or indirectly, any Closing Payment Shares and Holdback Shares held by them (the “Lock-up Shares”), (ii) enter into a transaction that would have the same effect, (iii) enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Lock-Up Shares or otherwise or engage in any short sales or other arrangement with respect to the Lock-Up Shares or (iv) publicly announce any intention to effect any transaction specified in clause (i) or (ii) until the date that is two years after the date of the Closing (the “Lock-Up Period”).

The foregoing description of the Lock-Up Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreements, a form of the Lock-Up Agreement which is exhibited hereunder as Exhibit 10.8.

Employment Agreements

At the closing of the Business Combination, PubCo will enter into employment agreements with certain key executives of LEW (the “Employment Agreements”) which will contain the terms and conditions governing the employment of such individuals.

The foregoing description of the Employment Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreements, a form of which is filed as Exhibit 10.6 to the registration statement on Form S-4 of which this proxy statement/prospectus forms a part and incorporated herein by reference.

PIPE Investment Subscription Agreement and/or Forward Agreement

PubCo intends to enter into subscription agreements with various investors for the private placement of PubCo Ordinary Shares (the “Private Placement”), which will close shortly before the closing of the Business Combination. It is estimated that approximately 2,000,000 PIPE Shares will be offered in the Private Placement, resulting in gross proceeds of approximately $20 million, though the amount of PIPE Shares offered, and net proceeds could end up varying significantly. The purpose of this Private Placement is to fund the Business Combination and related transactions and for general corporate purposes of the surviving entity. None of Ace’s Sponsor, directors, officers or any of their affiliates will participate in the PIPE investment.

Referral Agreement

On April 11, 2022, Yeung Man Teddy LO and Apex Twinkle Limited (“Apex”) entered into a referral agreement (the “Referral Agreement”), wherein Apex agreed to assist Yeung Man Teddy LO to identify potential SPACs and make a suitable referral of a SPAC to Yeung Man Teddy LO. Apex referred Ace to Yeung Man Teddy LO pursuant to the terms of the Referral Agreement. In consideration for such referral, Apex will be paid a service fee equivalent to 1.5% of the aggregate value of the business combination transaction at the closing of the Business Combination (the “Referral Fee”). The Referral Fee shall be paid to Apex in the form of 225,000 newly issued PubCo Ordinary Shares, or in such other form as Yeung Man Teddy LO and Apex may agree.

Interests of Certain Persons in the Business Combination

When you consider the recommendation of Ace’s board of directors in favor of adoption of the Reincorporation Merger Proposal, the Acquisition Merger Proposal and the other related Proposals, you should keep in mind that Ace’s directors and officers have interests in the Business Combination that are different from, or in addition to, your interests as a shareholder, including the following:

•        In the absence of shareholder approval for a further extension, if the proposed Business Combination is not completed by October 8, 2023, Ace will be required to liquidate. In such event, 1,150,000 ACBA Ordinary Shares held by the initial shareholders, which were acquired prior to the IPO for an aggregate purchase price of $25,000, will be worthless. Such shares had an aggregate market value of approximately $[•] based on the closing price of ACBA Ordinary Shares of $[•] on Nasdaq as of [•], 2023;

•        In the absence of shareholder approval for a further extension, if the proposed Business Combination is not completed by October 8, 2023, 304,000 Private Units purchased by the Sponsor for a total purchase price of $3,040,000, will be worthless. Such Private Units had an aggregate market value of approximately $[•] closing price of ACBA Units of $[•] on Nasdaq as of [•], 2023;

•        As of April 30, 2023, Ace has $2,066,865 in aggregate principal amount outstanding under the Notes that, pursuant to the Merger Agreement, are convertible into units of Ace upon the closing of the Business Combination. In the absence of shareholder approval for a further extension, if the proposed Business Combination is not completed by October 8, 2023, then such loans may not be repaid;

•        As of December 31, 2022, and 2021, Ace had issued promissory notes in exchange for Related Party Advances. The promissory notes issued pursuant to the Related Party Advances are unsecured, interest-free and would either be paid upon consummation of Ace’s initial Business Combination or at the lender’s discretion, converted upon consummation of Business Combination into additional private units at a price of $10.00 per unit. As of December 31, 2022, the balances due to the Related Party Advances were $893,814. In the absence of shareholder approval for a further extension, if the proposed Business Combination is not completed by July 8, 2023 (or up to October 8, 2023, if the time period is extended, as described herein), Ace may use a portion of the working capital held outside the Company’s trust account to repay the Related Party Advances but no proceeds from the Company’s trust account would be used for such repayment;

•        Unless Ace consummates the Business Combination, its officers, directors and initial shareholders will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceeded the amount of its working capital. As a result, the financial interest of Ace’s officers, directors and initial shareholders or their affiliates could influence its officers’ and directors’ motivation in selecting LEW as a target and therefore there may be a conflict of interest when it determined that the Business Combination is in the shareholders’ best interest.

•        The exercise of Ace’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the transaction may result in a conflict of interest when determining whether such changes or waivers are appropriate, and in our shareholders’ best interest;

•        If the Business Combination with LEW is completed, LEW will nominate all members of the board of directors;

•        Assuming (i) no redemptions of Ace’s shares or Dissenting Shares, (ii) no exercise of the PubCo Warrants, (iii) the Notes have been converted, (iv) the issuance of 225,000 PubCo Ordinary Shares to Apex as finder to the Business Combination, (v) there is issuance of 2,000,000 PIPE Shares, (vi) none of the initial shareholders or LEW shareholders purchase ACBA Ordinary Shares in the open market, and (vii) there are no other issuances of equity by Ace prior to or in connection with the consummation of the Business Combination, Ace’s related persons will own an aggregate of 8.62% of Ace.

Ace’s sponsor, Ace Global Investment Limited, will own a total of 1,665,068 shares, representing 8.62% of the total issued shares of Ace upon Business Combination. They paid an aggregate of $5,258,955 for the shares, approximately $3.31 per share. On the basis that Ace’s shares are valued at $10.00 per share, Ace’s directors and officers will have a 202.1% rate of return.

•        As of April 30, 2023, Ace’s directors and officers owned an aggregate of 85,000 ordinary shares, or approximately 0.4% of Ace’s outstanding ordinary shares. Based on a market price of $11.00 per one ACBA Share on April 30, 2023, the value of these shares was approximately $935,000.

•        As of April 30, 2023, an aggregate of $660,750 fees due and out-of-pocket expenses for which the Sponsor and its affiliates are awaiting reimbursement.

Certain Developments

Extension of Date to Consummate a Business Combination

As disclosed in Ace’s prospectus in relation to the IPO, Ace originally had 12 months after the consummation of the IPO to consummate an initial business combination and may extend such period to a total of 21 months after the consummation of the IPO. As approved by its shareholders at the Annual Meeting of Shareholders on January 5, 2023 (the “Meeting”), Ace Global Business Acquisition Limited (the “Company” or “Ace”) entered into an amendment (the “Trust Amendment”) to the investment management trust agreement, dated April 5, 2021, with Continental Stock Transfer & Trust Company on January 5, 2023. Pursuant to the Trust Amendment, the Company has the right to extend the time to complete a business combination a total of five (5) times, as follows: (i) two (2) times for an additional three (3) months each time from January 8, 2023 to July 8, 2023 by depositing into the Company’s trust account $0.15 for each three-month extension for each issued and outstanding Company ordinary share issued in the IPO that has not been redeemed (each, a “Public Share”), followed by (ii) three (3) times for an additional one (1) month each time from July 8, 2023 to October 8, 2023 by depositing into the Company’s trust account $0.05 for each one-month extension for each issued and outstanding Public Share (each, an “Extension Payment”).

On March 28, 2022, July 6, 2022, September 28, 2022, January 5, 2023 and March 24, 2023, Ace issued Notes in the aggregate principal amount of $455,400, $455,400, $455,400, $350,332 and $350,332, to Ace Global Investment Limited, the Company’s initial public offering sponsor (“Sponsor”), in exchange for the Sponsor depositing such amount into the Company’s trust account in order to extend the amount of time it has available to complete a business combination. The Notes do not bear interest and matures upon the closing of a business combination by the Company. In addition, the Notes may be converted by the holder into units of the Company identical to the units issued in the Company’s initial public offering at a price of $10.00 per unit.

Voting Securities

As of April 30, 2023, there were 3,789,547 ACBA Shares issued and outstanding. Only Ace’s shareholders who hold ordinary shares of record as of the close of business on May 11, 2023 are entitled to vote at the extraordinary general meeting of shareholders or any adjournment of the extraordinary general meeting. Approval of the Reincorporation Merger Proposal and the Acquisition Merger Proposal will each require in excess of 50% of the issued and outstanding ACBA Ordinary Shares present and entitled to vote at the Extraordinary General Meeting or any adjournment thereof. Further, approval of the Adjournment Proposal will require the affirmative vote of the holders of a majority in excess of 50% of the issued and outstanding ACBA Ordinary Shares present and entitled to vote at the Extraordinary General Meeting. Attending the Extraordinary General Meeting either in person or by proxy and abstaining from voting will have the same effect as voting against all the proposals and, assuming a quorum is present, broker non-votes will have no effect on the Proposals.

As of April 30, 2023, Ace’s initial shareholders, either directly or beneficially, owned and were entitled to vote 1,454,000 ordinary shares, or approximately 38.4% of Ace’s outstanding ordinary shares. With respect to the Business Combination, Ace’s initial shareholders have agreed to vote their respective ACBA Shares acquired by them in favor of the Reincorporation Merger Proposal, the Acquisition Merger Proposal and the other related Proposals. They have indicated that they intend to vote their shares, as applicable, “FOR” each of the other Proposals although there is no agreement in place with respect to these Proposals.

Appraisal Rights

Holders of ACBA Shares are not entitled to appraisal rights under British Virgin Islands Law, other than certain Dissenter Rights described earlier in this proxy in relation to the Reincorporation Merger.

Emerging Growth Company

Ace is an “emerging growth company”, as defined in the Jumpstart Our Business Startups Act (or JOBS Act). It is anticipated that after the consummation of the transactions, Ace will continue to be an “emerging growth company”. As an emerging growth company, Ace will be eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. These include, but are not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and the requirement to obtain shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. Ace has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, Ace, as an emerging growth company, will not adopt the new or revised standard until the time private companies are required to adopt the new or revised standard. This may make comparison of Ace’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accountant standards used.

The combined company could remain an emerging growth company until December 31, 2026, the last day of its fiscal year following the fifth anniversary of the consummation of Ace’s initial public offering. However, if Ace’s non-convertible debt issued within a three-year period exceed $1.0 billion or its total revenues exceed $1.07 billion or the market value of its shares of ordinary shares that are held by non-affiliates exceeds $700 million on the last day of the second fiscal quarter of any given fiscal year, Ace would cease to be an emerging growth company as of the following fiscal year.

Implications of Being a Controlled Company

After the consummation of the Business Combination, Mr. Chung Wai Paul LO, through entity controlled by him, will beneficially own 31.3% PubCo Ordinary Shares and will be able to exercise approximately 31.3% of the total voting power of the PubCo’s issued and outstanding shares. Upon the consummation of the Business Combination, because Mr. Chung Wai Paul LO will hold more than 50% of our voting power for the election of directors, PubCo will be a “controlled company” as defined under the Nasdaq Listing Rules. Therefore, PubCo will qualify as a “controlled company” under the Corporate Governance Rules of Nasdaq. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a controlled company and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of its directors be independent, as defined in the Corporate Governance Rules of the Nasdaq and the requirement that the compensation committee and nominating and corporate governance committee of PubCo consist entirely of independent directors. PubCo currently does not intend to rely on these exemptions. However, if PubCo decides to rely on exemptions applicable to a controlled company under the Corporate Governance Rules of Nasdaq in the future, its public shareholders will not have the same protections afforded to shareholders of companies that are subject to all of Nasdaq corporate governance requirements.

For so long as PubCo remains a “controlled company,” it is permitted to elect not to comply with certain corporate governance requirements, including:

•        an exemption from the rule that a majority of its board of directors must be independent directors;

•        an exemption from the rule that the compensation of its chief executive officer must be determined or recommended solely by independent directors; and

•        an exemption from the rule that its director nominees must be selected or recommended solely by independent directors.

Although PubCo currently does not intend to rely on the “controlled company” exemption for at least one year following completion of the Business Combination, it could elect to rely on this exemption in the future. If it relies on these exemptions in the future, PubCo shareholders will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Anticipated Accounting Treatment

The Business Combination will be accounted for as a “reverse recapitalization” in accordance with U.S. GAAP. Under this method of accounting, Ace will be treated as the “acquired” company for financial reporting purposes. This determination is primarily based on the fact that subsequent to the Business Combination, LEW’s shareholders are expected to have a majority of the voting power of the combined company, LEW will comprise all of the ongoing operations of the combined company, LEW will comprise a majority of the governing body of the combined company, and LEW’s senior management will comprise all of the senior management of the combined company. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of LEW issuing shares for the net assets of Ace, accompanied by a recapitalization. The net assets of Ace will be stated at historical costs. No goodwill or other intangible assets will be recorded. Operations prior to the Business Combination will be those of LEW.

Regulatory Approvals

The Reincorporation Merger, the Acquisition Merger and the other transactions contemplated by the Merger Agreement are not subjected to any U.S. federal or state regulatory requirements or approvals, or any regulatory requirements or approvals under the laws of the British Virgin Islands other than the filing and registration by, of the necessary documents in connection with the Reincorporation Merger and the Acquisition Merger with the Registrar of Corporate Affairs in the British Virgin Islands.

Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. In accordance with the HFCAA, trading in securities of any registrant on a national securities exchange or in the over-the-counter trading market in the United States may be prohibited if the Public Company Accounting Oversight Board (the “PCAOB”) determines that it cannot inspect or fully investigate the registrant’s auditor for three consecutive years beginning in 2021, and, as a result, an exchange may determine to delist the securities of such registrant. On December 23, 2022, the Accelerating Holding Foreign Companies Accountable Act, or the AHFCAA, was enacted, which amended the HFCAA by reducing the aforementioned inspection period from three to two consecutive years, thus reducing the time period before our securities may be prohibited from trading or delisted if our auditor is unable to meet the PCAOB inspection requirement.

Pursuant to the HFCAA, the PCAOB issued a Determination Report on December 16, 2021 which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations.

On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and is making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed.

Background of the Business Combination

Ace is a blank check company incorporated in the British Virgin Islands on November 2, 2020, and formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or similar Business Combination with one or more businesses or entities, which we refer to as a “target business”.

Ace’s efforts to identify a prospective target business were not limited to any particular industry or geographic region. The Business Combination was the result of an extensive search for a potential transaction that leveraged Mr. Wong’s industry experience, together with the extensive networks and operating capabilities of our sponsor and Ace Board. The terms of the Business Combination were the result of extensive negotiations between our representatives, representatives of Ace and representatives of LEW.

Prior to the consummation of our initial public offering, neither Ace nor anyone on its behalf contacted any prospective target business or had any discussion, formal or otherwise, with respect to a transaction with Ace.

On April 8, 2021, Ace completed its initial public offering (“IPO”) of 4,000,000 units, with each unit consisting of one ACBA Ordinary Share, $0.001 par value per share, and one Ace Warrant to purchase one ACBA Ordinary Share upon consummation of an initial business combination (each such unit, a “Public Unit”). Simultaneous with the consummation of the IPO, Ace consummated the private placement of 280,000 units at a price of $10.00 per unit, with each unit being identical to a Public Unit, except that the Ace Warrants included therein (the “Private Warrants”) are non-redeemable and may be exercised on a cashless basis so long as the Private Warrants continue to be held by the initial purchasers of the units or their permitted transferees (each such unit, a “Private Unit”). Such Private Units generated total proceeds of $2,800,000, with all of such Private Units being purchased by Ace’s sponsor. Then, the underwriters in the IPO exercised the over-allotment option and, on April 9, 2021, the underwriters purchased 600,000 over-allotment option Public Units, which were sold at an offering price of $10.00 per unit, generating gross proceeds of $6,000,000. On April 9, 2021, simultaneous with the sale of the over-allotment option Public Units, the Company consummated the private sale of an additional 24,000 Private Units, generating gross proceeds of $240,000.

After deducting the underwriting discounts and deferred underwriting commissions and the offering expenses, a total of $46,920,000 was initially deposited into a trust account established for the benefit of Ace’s public shareholders, and the remaining proceeds became available to be used to provide for business, legal and accounting due diligence on prospective business combinations and continuing general and administrative expenses. As of September 30, 2022, we have approximately $122,506 of unused net proceeds that were not deposited into the trust fund to pay future general and administrative expenses. The net proceeds deposited into the trust fund remain on deposit in the trust fund earning interest. As of September 30, 2022, there was $48,573,730 held in the trust fund.

In accordance with Ace’s Amended and Restated Memorandum and Articles of Association, the amounts held in the Company’s trust account may only be used by Ace upon the consummation of a business combination, except that there can be released to Ace, from time to time, any interest earned on the funds in the Company’s trust account that it may need to pay its tax obligations. The remaining interest earned on the funds in the Company’s trust account will not be released until the earlier of the completion of a business combination and Ace’s liquidation.

Shortly after the consummation of our IPO, Ace commenced the process of identifying potential business combination targets. Ace reviewed over thirty-nine (39) candidates, signed non-disclosure agreements with nineteen (19) potential target companies, and initiated further potential business combination discussions with eleven (11) target candidates, including LEW. Ace did not enter into exclusivity, nor agree to terms, with any of the potential targets other than DDC Enterprise Limited (“DDC”) and subsequently LEW, as described below.

The following is not intended to be a complete list of all opportunities initially evaluated or explored or discussions held by Ace.

•        Target #1:    In April 2021, our sponsor met the Chief Financial Officer of Target #1, a Hong Kong-based healthcare technology company (“health-tech”), through links with the healthcare industry. Shortly afterwards, Ace had an initial meeting with Target #1’s senior management to be briefed on Target #1’s operations and financial performance. In June 2021, Ace conducted due diligence onsite at Target #1’s headquarters. While the science was promising, Ace had some doubts as to Target #1’s readiness for commercialization. Target #1 was also undergoing a merger and restructuring with another biotechnology firm, which caused complications in the process and severely impacted progress. Further discussions with Target #1 were terminated before a letter of intent (“LOI”) was executed by either party.

•        Target #2:    In April 2021, Ace was introduced to Israeli audio content platform Target #2 via a business acquaintance of our Chief Executive Officer (“CEO”) and Sponsor. Given the rise in audio content consumption in recent years, Ace believed that this could be a significant latent opportunity in an emerging industry, and a non-disclosure agreement was executed shortly after the initial meeting between both parties. In May 2021, Ace initiated the preliminary due diligence process and commenced discussions with Target #2’s internal stakeholders and interested shareholders, who were keen on the idea of going public via a special purpose acquisition company (“SPAC”). However, Target #2 was also in touch with other SPACs at the time and Ace was ultimately not selected as Target #2 was seeking a SPAC of a different size.

•        Target #3:    In May 2021, our CEO was introduced to the CEO of Target #3, a Hong Kong financial technology (“fintech”) company, by a business acquaintance. Following the initial meeting, Ace and Target #3 executed a non-disclosure agreement in the same month and initiated discussions for drafting a LOI. While both parties were interested and cooperative, discussions took longer than expected due to the fact that Target #3 was in the process of closing a fundraising round. Due to the uncertain timeline, both parties decided to discontinue the discussion before the LOI was finalized.

•        Target #4:    In May 2021, Ace was introduced to Target #4, a Singapore-headquartered cryptocurrency and cloud service platform, through our sponsor’s financial advisor. In June 2021, Ace and Target #4 signed a non-disclosure agreement (“NDA”) and Ace was given access to Target #4’s data room for the due diligence process. Ace finished conducting the preliminary due diligence and commenced discussions for a letter of intent in July 2021. Ace was one of the SPACs shortlisted by Target #4, but due to a mismatch of our valuation size with their desired specifications, Ace was eventually not selected.

•        Target #5:    In June 2021, a financial advisory firm with which our CEO had other portfolios introduced Target #5, a Silicon Valley-based Platform as a Service (“PaaS”) provider, to Ace. Given the promising first meeting, both parties executed an NDA shortly after and Ace was given access to Target #5’s data room to commence the due diligence process. In July 2021, Ace had another meeting with the key stakeholders of Target #5 and initiated discussions for a LOI. Ace learned that Target #5 was going through a crossover financing round and was ready to engage, but due to the conflict with DDC’s negotiations in August 2021, Ace decided not to continue pursuing Target #5.

•        Target #6:    In July 2021, an investment bank with whom our sponsor had prior business dealings introduced one of their clients, American health-tech company Target #6, to Ace. Shortly after Ace had a promising initial meeting with the senior management team of Target #6, both parties executed a non-disclosure agreement and commenced the preliminary due diligence process. Upon a positive initial review of their operations as well as their legal and financial status, Ace was keen to move forward with Target #6. In August 2021, Ace was in the midst of conducting further review of Target #6’s science and technology when the negotiations for DDC came through. Due to this timing, Ace decided to discontinue pursuit of Target #6.

•        Target #7:    In April 2021, Ace was introduced to Target #7, cooking and lifestyle brand publisher and merchandiser platform company DDC, through our CEO’s business networks. Following the initial email introduction on April 7, 2021, Ace and DDC executed an NDA on the same day, and DDC sent their investor deck and other materials to provide a company overview to Ace. Ace moved onto conducting preliminary due diligence on DDC within the next couple of months. As a result of COVID-19 restrictions, the management teams only had their first physical meeting in June 2021, which initiated discussions of the potential business combination. Throughout July 2021, Ace and DDC discussed the general transaction structure and post-merger shareholding arrangements and executed a letter of intent setting forth the non-binding general terms in August 2021. Shortly after executing the LOI, Ace and DDC began drafting the Share Exchange Agreement (“SEA”) for the business combination. In the same month, Ace also began the full due diligence process on DDC, engaging third parties to perform the valuation of DDC and to conduct onsite due diligence of DDC’s Shanghai office. When the reports detailing the findings of these third parties had been delivered, Ace held a virtual board meeting to review the due diligence reports, as well as the overall transaction with DDC. The board unanimously agreed to approve the SEA and all the related documents and agreements, as well as to recommend the approval of the Share Exchange Agreement to shareholders. Ace and DDC executed the SEA on August 23, 2021 and announced it to the public via a press release and a Form 8-K filing on August 25, 2021. Following the execution of the SEA, Ace and DDC commenced preparation to file a proxy statement but had to wait for the completion of DDC’s third party valuation and quarterly audit. From November 2021 to March 2022, Ace filed a preliminary proxy statement and several amendments.

In May 2022, Ace was informed by DDC that it had encountered difficulties in meeting the agreed de-SPAC timeline. Upon further discussion, both parties had mutually agreed that moving along with the business combination would not be in the best interests of Ace’s shareholders. As such, DDC orally agreed to release Ace from its exclusivity covenant and Ace resumed its search for a potential business combination target.

•        Target #8:    In June 2022, Ace received an investment deck from a biotechnology company through a mutual business contact. Upon expression of interest from Ace to learn more about the company, an NDA was signed by both parties and a virtual meeting was held. Following several other meetings and exchanges, both parties signed and executed a LOI in August 2022, with Target #8 providing access to its data room for Ace’s due diligence process. Progress on Target #8 was ultimately put on hold when Ace entered into an exclusivity covenant with LEW.

•        Target #9:    In June 2022, Ace was connected to a biotechnology company. Within the same month, Ace received the company’s investment deck in preparation for a broader meeting between both teams on the 4th week of the month. The outcome of the meeting was favorable, and both parties executed an LOI in the fourth week of July 2022, with access to the company’s data room provided and Ace completing its preliminary due diligence process within the ensuing three weeks. In August 2022, Target #8 contacted Ace for a virtual meeting in which it disclosed to Ace that it made progress in its research and would require at least 18 months before it would be ready for a de-SPAC process once again. Both parties mutually agreed to put Target #9’s business combination on hold.

•        Target #10:    In July 2022, Ace was introduced to an e-commerce company focused on the Southeast Asian lifestyle market through an investment firm that it had previously worked with. Upon execution of an NDA, Ace met with Target #10’s CEO through a virtual meeting in the same month. In August, both parties signed and executed a LOI, and the company’s data room was made available to Ace for its preliminary due diligence process. In the 4th week of August, Ace was notified by Target #10’s CEO that it would prefer to list on a market outside of the United States, and both parties mutually agreed to put the transaction on hold.

•        Target #11:    In late June 2022, Ace was introduced to a leading digital finance solutions company focused on the Southeast Asian market. As the initial meeting was favorable, the parties executed an NDA in early July 2022, and Target #11 granted Ace access to their data room. Ace commenced its preliminary due diligence process in July 2022, where Ace’s team had made two visits to Target #11’s office during the process. In August 2022, both parties executed a LOI. Target #11 was ultimately put on hold as the asking valuation for the firm was not able to be matched through an internal valuation model by Ace.

On July 12, 2022, Ace and DDC issued a PR announcement stating their mutual decision to terminate the SEA. Ace filed a Form 8-K regarding the termination with the SEC on the same day.

On July 28, 2022, our CEO and chairman of the board, Mr. Eugene Wong was introduced to Mr. Teddy Lo through Apex. Mr. Teddy Lo mentioned to Mr. Eugene Wong that he was interested in having a business which he is involved in become listed in the U.S. stock market and was currently exploring such a possibility via merger with a SPAC. However, Mr. Teddy Lo explained that such plans would only proceed after his business had completed its internal reorganization. Following the initial introduction, Mr. Teddy Lo then sent over his business’ investor deck and other materials to provide a more in-depth overview of his business to Mr. Eugene Wong, while Ace continued its discussions with other potential targets at the time.

Throughout the rest of August, both Ace and Mr. Teddy Lo had kept in touch briefly on updates relating to the internal reorganization of Mr. Teddy Lo’s business.

On September 2, 2022, Ace executed an NDA with LEW, wherein on same day, LEW also shared their data room with Ace so that Ace could begin to conduct their preliminary due diligence on LEW. Ace also sent a draft of a non-binding letter of intent to LEW which outlined, amongst other terms, the method of determining LEW’s equity valuation based on a price-to-sales multiple of the consolidated revenue of LEW’s group of companies subject to further due diligence, and a statement that both parties would jointly endeavor to secure cash proceeds around US$20 million from a PIPE financing for the transaction.

On September 8, 2022, Ace then executed an LOI with LEW, to set out the general terms and conditions relating to the acquisition of all the outstanding securities of LEW (the “Acquisition”).

Throughout the rest of September and early October, Ace continued with its due diligence exercise on LEW.

On October 17, 2022, our CEO and chairman of the board, Mr. Eugene Wong had a lunch meeting with LEW’s Chief Strategy Officer Mr. Alex Choy. Mr. Alex Choy provided updates on LEW’s progress and plans, which included the engagement of third parties to perform the valuation of LEW and an internal discussion of a tentative pre-money equity valuation of approximately $200 million.

From December 1 to December 14, 2022, Ace and LEW maintained ongoing discussions on the total merger consideration for the Business Combination and PubCo’s post-transaction capitalization. LEW had also continued to fill its data room with further relevant documents pursuant to Ace’s request. Based on the documents and information provided by LEW, Ace performed an internal valuation analysis of LEW. For further details about Ace’s internal valuation analysis, refer to Recommendation of Ace’s Board of Directors — Summary of LEW Financial Analysis.

On December 14, 2022, Loeb & Loeb LLP, LEW’s legal counsel, circulated an initial draft of the Merger Agreement to all parties. For about a week afterwards, all parties continued to review and revise the draft of the Merger Agreement.

On December 18, 2022, Ace held a virtual board meeting to review the overall transaction with LEW. Ace’s management briefed its board members on the progress and key terms of LEW’s transaction, and also shared with the board the final draft of the Merger Agreement, LEW’s unaudited financial information, LEW’s investor deck and other materials, and Ace’s internal valuation analysis. After a thorough review and discussion, the Merger Agreement and related documents and agreements were unanimously approved by Ace’s board, subject to final negotiations and modifications. Ace’s board also determined to recommend the approval of the Merger Agreement to its shareholders, concluding that the fair market value of LEW was equal to at least 80% of the funds held in Ace’s Trust Account.

On December 23, 2022, Ace and LEW executed the Merger Agreement. Ace issued a PR announcement regarding the signing of the Merger Agreement.

On January 5, 2023, Ace held its annual general meeting of shareholders. Amongst other items, proposals to amend the amended and restated memorandum and articles of association with respect to the extension of the business combination period and certain governance provisions in the current charter were put forward at the meeting. Ace’s shareholders approved all proposals, including the proposal to give Ace the right to extend the date by which Ace has to consummate a business combination a total of five (5) times, as follows: (i) two (2) times for an additional three (3) months each time from January 8, 2023 to July 8, 2023 by depositing into the Company’s trust account $0.15 for each three-month extension for each issued and outstanding ACBA Ordinary Share issued in the IPO that has not been redeemed (each, a “Public Share”), followed by (ii) three (3) times for an additional one (1) month each time from July 8, 2023 to October 8, 2023 by depositing into the Company’s trust account $0.05 for each one-month extension for each issued and outstanding Public Share

Ace’s Board of Directors’ Reasons for Approving the Business Combination

Prior to reaching the decision to approve the Merger Agreement, Ace’s board of directors reviewed the results of the business and financial due diligence conducted by its management and third-party legal advisors and discussed the risks of the transaction as well as the valuation considerations, including both information from LEW and other public sources.

To familiarize themselves with the industry in which LEW operates, members of our Board and management team reviewed due diligence findings of our advisors as well as various publicly available industry-specific research published by third-parties as well as data and materials provided by LEW, including but not limited to, LEW’s existing business model, financial statements, valuation analysis, material agreements and other due diligence material. Our management team supported by affiliates of our Sponsor also coordinated financial, accounting and legal due diligence with the assistance from third-party firms engaged for such activities.

Since Ace’s IPO in April of 2021, our management team and Board have been conducting a search for potential business combination partners. Ace’s management and Board considered a wide variety of factors in connection with its evaluation of the Business Combination but did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its determination. In considering the Business Combination with LEW, our management team and Board determined that LEW met, in some fashion, all of the criteria we set for our target company screening:

•        Strong market positioning.    Ace places significant value in LEW’s strong market positioning by virtue of its longstanding track record in the lighting industry which spans decades. As a market leader, LEW is expected to experience robust growth in the CEA and horticultural sector.

•        Strong fundamentals with the potential to improve their performance with support from Ace’s management.    LEW, through various affiliations with players in the horticultural sector, provides it with a unique competitive advantage where it would be able to scale operations and offerings with convenience, thereby realizing its vision of becoming a leading CEA player in the industry.

•        Distinguished Management Team.    Ace places significant value in the management team of LEW, which is led by a member of its founding family, which demonstrates commitment and resilience in managing the business and seeing its endeavors to completion. In addition, the team also possesses members with strong technical backgrounds and industrial know-how.

•        Resilient business model.    Based on the report by IMARC Group, the global grow light market is expected to experience a compound annual growth rate (CAGR) of 12% into the year 2027. We believe that LEW’s entry into a promising industry, coupled with its technical experience, would provide it with the right footing to build a strong and resilient business in the years to come.

•        Potential benefit from capital markets access.    LEW, which is only seeking a modest enterprise-value-to-sales (EV/S) multiplier of approximately 2.68, will stand to unlock greater value in the U.S. capital market compared to its current markets. For reference, Ace’s internal valuation puts LEW’s benchmarked mean EV/S at a multiplier of 3.36 for a pre-adjusted valuation of US$187.9 million

The Ace Board also considered a variety of uncertainties, risks and potentially negative factors concerning the Business Combination, including, but not limited to, the following:

•        Macroeconomic risks.    LEW’s business is sensitive to general economic and political conditions and other factors beyond its control, including the impact of the COVID-19 pandemic and the Russian-Ukraine war, and its results of operation are prone to significant and unpredictable fluctuations.

•        Benefits may not be achieved.    The risk that the potential benefits of the Business Combination may not be fully achieved or may not be achieved within the expected timeframe.

•        Operation risk.    A failure in LEW’s information technology or IT systems could cause interruptions in its services, undermine the responsiveness of its services, disrupt its business, damage its reputation and cause losses. LEW may be subject to cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions on it or its external service providers.

•        Intense Competition.    The fact that LEW operates in an emerging market and is subject to intense competition and that certain of its competitors have in the past offered, and may in the future offer, their products and services that LEW and/or its partners are unwilling or unable to match.

•        Sustainable profitable results.    Although LEW’s business made a net gain for the financial year ended September 30, 2022 and Ace Board expects there may be increased earnings before interest, taxes, depreciation and amortization in coming years based on its existing product range, combined with additional products, solutions, and value-added services, coupled with expectations of increase in headcount and continual product development, strategic investments and capital expenditure, and research and development, there is no guarantee that it will yield profitable results in the future.

•        Other Risks.    Various other risks associated with the business of LEW, as described in the section entitled “Risk Factors” appearing elsewhere in this proxy statement/prospectus.

In addition to considering the various foregoing factors, the Ace Board also considered:

•        Interests of Certain Persons.    The Sponsor and certain officers and directors of Ace may have interests in the Business Combination as individuals that are in addition to, and that may be different from, the interests of Ace’s shareholders (see section entitled “The Business Combination Proposal — Interests of Certain Persons in the Business Combination” and “Risk Factors — Ace’s officers and directors, and the Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate. Moreover, Ace’s officers and directors, and sponsor may realize a positive rate of return on such investments even if other public shareholders experience a negative rate of return following the Business Combination”). While Ace’s Sponsor and certain officers and directors of Ace may have obligations to other corporate affiliations, they owe a duty of care to assist Ace in completing its business combination as contractually agreed, pursuant to a written agreement with Ace. As such, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. Ace’s independent directors on Ace’s Audit Committee reviewed and considered these interests during the negotiation of the Business Combination and in evaluating and unanimously approving, as members of the Ace’s Audit Committee, the Merger Agreement and the transactions contemplated therein. Ace will not enter into any transaction with any of its officers and directors or their respective affiliates unless Ace’s Audit Committee and a majority of Ace’s disinterested “independent” directors determine that the terms of the transaction are no less favorable to Ace than those that would be available to Ace with respect to the transaction from unaffiliated third-parties. To further minimize any potential conflict of interest, the Sponsor and certain officers and directors of Ace have agreed not to consummate any initial business combination with an entity that is affiliated with any of Ace’s sponsor, directors, or initial shareholders, unless Ace have obtained (i) an opinion from an independent investment banking firm that the business combination is fair to our unaffiliated shareholders from a financial point of view and (ii) the approval of a majority of Ace’s disinterested independent directors. Furthermore, in no event will any of Ace’s sponsor, initial shareholders, officers, directors, special advisors or their respective affiliates be paid any finder’s fees, consulting fees or other similar compensation prior to, or for any services they render in order to effectuate, the consummation of Ace’s initial business combination. In considering the Business Combination, Ace’s independent directors were satisfied and had confirmed that none of Ace’s directors and officers and their respective affiliates are associated with LEW, or LEW’s directors, officers and major shareholders.

Ace’s Board concluded that the potential benefits that it and its shareholders expected to achieve as a result of the Business Combination outweighed the potentially negative factors associated with the Transactions. The Board also noted that Ace’s shareholders would have a substantial economic interest in the combined company (depending on the level of Redemption). Accordingly, the Board unanimously determined that the Merger Agreement and the Transactions contemplated therein, were advisable, fair to, and in the best interests of Ace and its shareholders.

Recommendation of Ace’s Board of Directors

After careful consideration, Ace’s Board determined that the Business Combination with LEW is in the best interests of Ace and its shareholders. On the basis of the foregoing, Ace’s Board has approved and declared advisable the Business Combination with LEW and recommends that you vote or give instructions to vote “FOR” each of the Business Combination Proposal and the other proposals.

The Board recommends a vote “FOR” each of the Business Combination Proposal and the other proposals — Ace’s Board have interests that may be different from, or in addition to your interests as a shareholder. See “The Business Combination Proposal — Interests of Certain Persons in the Acquisition” in this proxy statement for further information.

Summary of LEW Financial Analysis

The summary set forth below does not purport to be a complete description of the financial analysis performed or factors considered by us, nor does the order of the financial analysis described represent the relative importance or weight given to those financial analyses by Ace’s board. We may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analysis summarized below should not be taken to be our view of the actual value of LEW.

Some of the summaries of the financial analysis set forth below include information presented in tabular format. In order to fully understand the financial analysis, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analysis performed by us. Considering the data in the tables below without considering all financial analysis or factors or the full narrative description of such analysis or factors, including the methodologies and assumptions underlying such analysis or factors, could create a misleading or incomplete view of the processes underlying our financial analysis and Ace’s board’s recommendation.

In performing our analysis, we made numerous material assumptions with respect to market size, commercial efforts, industry performance, general business and economic conditions and numerous other matters, many of which are beyond the control of Ace, LEW or any other parties to the Business Combination. None of LEW, Ace, or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analysis relating to the value of LEW do not purport to be appraisals or reflect the prices at which LEW shares may actually be valued. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analysis are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data as it existed on or before January 9, 2023 and is not necessarily indicative of current market conditions.

Selected Initial Public Offering Market Analysis

In connection with the valuation of LEW, Ace reviewed financial information of selected publicly traded companies based on the professional judgment of its team. Ace considered certain publicly available financial and operating data for (i) selected publicly traded Agricultural and Farm Machinery companies (the “AFM Comparables”) (ii) selected publicly traded Agricultural Products companies (the “AP Comparables”) and (iii) selected publicly traded Electrical Components and Equipment companies (the “ECE Comparables” and, together with the AFM Comparables and AP Comparables, the “Comparables”).

None of the Comparables have characteristics identical to LEW, but they were selected because of certain similarities to LEW’s business or industry. An analysis of selected companies is not purely quantitative; rather it involves complex consideration and judgments, including factors that could affect the public trading values of the companies reviewed. Ace believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the Comparables. Accordingly, Ace also made qualitative judgments, based on the experience and professional judgment of its directors and officers, concerning differences between the operational, business and/or financial characteristics of LEW and the selected companies to provide context in which to consider the results of the quantitative analysis.

Ace has reviewed various financial data of each of the selected companies and has made a reference to the multiple of EV/Sales as a basis of valuation. The EV/S of the Comparables are collected from market data from January 9, 2023 and summarized as follows:

Company Name	Enterprise- Values-to-Sales
Agrify Corporation	0.46
AppHarvest, Inc.	18.73
CubicFarm Systems Corp	6.49
GrowGeneration Corp	0.72
iPower Inc	0.46
Heliospectra AB	2.93
Hydrofarm Holdings Group, Inc	0.54
LED iBOND International A/S	2.25
Leedarson IoT Technology Inc.	0.85
Urban-gro Inc	0.19
Mean	3.36

Source: Capital IQ January 9, 2023

Ace has determined the enterprise value of LEW by using the average EV/S multiple of the Comparables (calculated as the annual sales with the average EV/S multiple applied). The annual sales figure used for LEW was based on the audited rolling 12 months revenue from October 2021 to September 2022 (US$55.31 million), given in LEW’s latest audited Income Statement. The estimated value of LEW is approximately US$179.8 million, following adjustments for Control Premium and discount for lack of marketability (“DLOM”).

LEW Financial Data	Values in millions, USD
Implied Equity Value	187.86
Add: Control Premium(1)	21.60
Less: DLOM(2)	(29.68)
Implied Equity Value after Adjustment	179.78

____________

(1)      Control Premium of 11.5% calculated based on research in “The Control Premium: A Preference for Payoff Autonomy” by David Owens, Zachary Grossman and Ryan Fackler on American Economic Journal: Microeconomics in 2014.

(2)      DLOM of 15.8% calculated based on research in the Stout Restricted Stock Study, published by Business Valuation Resources, LLC in 2020

Conclusion

The values derived from the analysis in the preceding section showed the estimated value of LEW to be at approximately US$179.8 million, after adjustments for Control Premium and DLOM. The consideration to be paid by Ace of US$150 million is below the estimated valuation of LEW.

Based on its analysis, it is Ace’s opinion that the consideration is fair from a financial viewpoint.

This analysis was prepared by Ace’s management based on its judgement. The analysis above should not be deemed determinative of fact and of future results. This analysis reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, the expected course of action and the expected future financial performance of LEW.

Required Vote

Approval of the Acquisition Merger Proposal requires the affirmative vote of the holders in excess of 50% of the ACBA Ordinary Shares as of the record date represented in person or by proxy at the Extraordinary General Meeting and entitled to vote thereon. Adoption of the Acquisition Merger Proposal is conditioned upon the adoption of the Reincorporation Merger Proposal. It is important for you to note that in the event that either of the Reincorporation Merger Proposal or the Acquisition Merger Proposal is not approved, then Ace will not consummate the Business Combination.

Recommendation of Ace’s Board of Directors

After careful consideration, Ace’s board of directors determined that the Acquisition Merger forming part of the Business Combination with LEW is in the best interests of Ace and its shareholders. On the basis of the foregoing, Ace’s board of directors has approved and declared advisable the Business Combination with LEW and recommends that you vote or give instructions to vote “FOR” the Acquisition Merger Proposal. Ace’s directors have interests that may be different from, or in addition to your interests as a shareholder. See “Proposal No. 2 The Acquisition Merger Proposal — Interests of Certain Persons in the Acquisition” in this proxy statement/prospectus for further information.

PROPOSAL No. 3:

THE NASDAQ PROPOSAL

Overview

We are proposing the Nasdaq Proposal in order to comply with Nasdaq Listing Rules 5635(a), (b), and (d). Under Nasdaq Listing Rule 5635(a), shareholder approval is required prior to the issuance of securities in connection with the acquisition of another company if such securities are not issued in a public offering and (A) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of PubCo Ordinary Shares (or securities convertible into or exercisable for PubCo Ordinary Shares); or (B) the PubCo Ordinary Shares to be issued is or will be equal to or in excess of 20% of the number of PubCo Ordinary Shares outstanding before the issuance of the shares or securities. Under Nasdaq Listing Rule 5635(b), shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control. Under Nasdaq Listing Rule 5635(d), shareholder approval is required for a transaction other than a public offering involving the sale, issuance or potential issuance by an issuer of PubCo Ordinary Shares (or securities convertible into or exercisable for PubCo Ordinary Shares) at a price that is less than the lower of (i) the closing price immediately preceding the signing of the binding agreement or (ii) the average closing price of the PubCo Ordinary Shares for the five trading days immediately preceding the signing of the binding agreement, if the number of PubCo Ordinary Shares (or securities convertible into or exercisable for PubCo Ordinary Shares) to be issued equals to 20% or more of the PubCo Ordinary Shares, or 20% or more of the voting power, outstanding before the issuance.

Reasons for the Nasdaq Proposal

In consideration of the Acquisition Merger, PubCo will issue 15,000,000 PubCo Ordinary Shares with a deemed price per share $10.00 (“the “Merger Consideration Shares”) to the shareholders of LEW. The Merger Consideration Shares consists of 14,250,000 Closing Payment Shares and 750,000 Holdback Shares. See “Proposal No. 2 — The Acquisition Merger Proposal — General Description of the Acquisition Merger — Acquisition Merger with LEW; Acquisition Merger Consideration”. Because the number of PubCo Ordinary Shares we anticipate issuing as consideration in the Business Combination (1) will constitute more than 20% of PubCo’s outstanding ordinary shares and more than 20% of outstanding voting power prior to such issuance, and (2) will result in a change of control of Ace, we are required to obtain shareholder approval of such issuance pursuant to Nasdaq Listing Rules 5635(a) and (b).

Effect of Proposal on Current Shareholders

If the Nasdaq Proposal is adopted, up to an aggregate of 15,000,000 PubCo Ordinary Shares may be issued in connection with the Business Combination.

The issuance of the Ordinary Shares described above would result in significant dilution to our shareholders, and result in our shareholders having a smaller percentage interest in the voting power, liquidation value and aggregate book value of the combined company.

Vote Required for Approval

The approval of the Nasdaq Proposal requires the affirmative vote of holders of a majority in excess of 50% of the ACBA Ordinary Shares represented by attendance or by proxy and entitled to vote thereon at the Extraordinary General Meeting. Abstentions and broker non-votes will have no effect with respect to the approval of this proposal.

This Proposal is conditioned upon the approval of the Reincorporation Merger Proposal and the Acquisition Merger Proposal. If the Reincorporation Merger Proposal and the Acquisition Merger Proposal are not approved, Proposal No. 3 will have no effect even if approved by our shareholders.

Board Recommendation

The Ace Board recommends a vote “FOR” adoption of the Nasdaq Proposal.

PROPOSAL No. 4:

THE GOVERNANCE PROPOSAL

Overview

We are asking our shareholders to vote upon, on a non-binding advisory basis, a proposal to approve certain governance provisions contained in the PubCo Amended and Restated Memorandum and Articles of Association, which will be adopted by PubCo upon, or shortly thereafter, the effective time of the Reincorporation Merger. These proposals are being presented in accordance with SEC guidance and will each be voted upon on an advisory basis. The vote on each of these proposals are not binding on Ace or our Board.

In the judgment of the Board, these provisions are necessary to adequately address the needs of the combined company. Furthermore, the Business Combination is not conditioned upon the separate approval of the Governance Proposal.

Governance Proposal

The following is a summary of the material differences between our existing memorandum and articles of association (“Current Charter”) and the PubCo Amended and Restated Memorandum and Articles of Association applicable to the Governance Proposal. This summary is qualified by reference to the complete text of the PubCo Amended and Restated Memorandum and Articles of Association, a copy of which is attached to this proxy statement as Annex B. We urge all shareholders to read the PubCo Amended and Restated Memorandum and Articles of Association in their entirety for a more complete description of its terms.

Governance Proposal A — The Reincorporation Merger	To approve the merger of Ace with and into PubCo, its wholly owned British Virgin Islands subsidiary, with PubCo surviving the merger.
Governance Proposal B — The Acquisition Merger

To approve the authorization for PubCo’s board of directors to complete the merger of Merger Sub with and into LEW, resulting in LEW being the surviving company and becoming a wholly owned subsidiary of PubCo.

Governance Proposal — Provisions Applicable to Blank Check Companies

Under the Current Charter, Regulation 25 sets forth various provisions related to Ace’s operation as a blank check company prior to the consummation of an initial business combination, whereas PubCo’s Amended and Restated Memorandum and Articles of Association does not include these blank check company provisions. In addition, the Current Charter provisions requiring that the proceeds from Ace’s IPO be held in a trust account until a business combination or liquidation of Ace and the terms governing the consummation of a proposed business combination are not present in PubCo Amended and Restated Memorandum and Articles of Association. Furthermore, PubCo’s name will also be changed to [•] which will be set out in PubCo Amended and Restated Memorandum and Articles of Association.

Reasons for the Governance Proposal

The Reincorporation Merger

The purpose of the Reincorporation Merger is to establish a parent entity for LEW that could, if desired in the future, elect to be a “foreign private issuer” as that term is defined under the Exchange Act. As a result of the Reincorporation Merger, Ace’s shareholders (other than Ace’s shareholders who exercise their redemption rights) will no longer be shareholders of Ace and will become shareholders of PubCo, a foreign private issuer.

As a foreign private issuer, PubCo would be exempt from certain rules under the Exchange Act, prescribing and furnishing the content of proxy statements, and its officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, PubCo would not be required under the Exchange Act to file quarterly periodic reports and financial statements with the SEC and will not be required to disclose in its periodic reports all of the information that U.S. domestic issuers are required to disclose. PubCo would also be permitted to follow corporate governance practices in accordance with BVI law in lieu of most of the corporate governance rules set forth by Nasdaq. As a result, if PubCo were to elect to be a foreign private issuer, its corporate governance practices would differ in some respects from those required to be followed by U.S. companies listed on a national securities exchange.

A company seeking to qualify as a foreign private issuer must meet all the necessary qualifications as of the first day of any fiscal year and must test its status on the last day of its second fiscal quarter. As of the date of this prospectus, neither Ace nor LEW has indicated a desire to qualify PubCo as a foreign private issuer in the future.

The Acquisition Merger

The Ace Board considered a wide variety of factors pertaining to the Business Combination as generally supporting its decision to enter into the Merger Agreement, including but not limited to, the following material factors:

•        Commercial rationale and successful track record.    LEW has an established distribution global network and strong track record for its high quality products with its strong R&D and product innovation capability backed by its specialized in-house R&D team. They offer products through its global network of distributors, which distributes products through its network of independent members across the world;

•        Strong and committed experienced management team.    LEW’s management team has an extensive experience in lighting product & interactive designs, international marketing, global sales & product distributions;

•        Financial performance and projections.    According to the review and assessment of LEW’s historical financial information and financial projections, Ace Board considered that (i) LEW’s management has a track record of scaling the business in a capital efficient manner; (ii) delivered significant aggregate revenue growth since its inception with adequate marketing strategies implemented; and (iii) LEW’s management team anticipates that the net profits will continue to grow sustainably; and

•        Multiple avenues for growth.    Throughout the discussion, Ace Board is aware that LEW’s management team has been exploring and planning for the potential joint ventures and/or merger and acquisitions opportunities as part of their market expansion plans, besides establishing new business offices in other territories and/or countries.

After careful consideration, the Ace Board determined that the Acquisition Merger forming part of the Business Combination with LEW is in the best interests of Ace and its shareholders. See the section titled “Proposal No. 2 — The Acquisition Merger Proposal — Ace’s Board of Director’s Reasons for Approving the Business Combination” for additional information.

Provisions Applicable to Blank Check Companies

The elimination of certain provisions related to Ace’s status as a blank check company is desirable because these provisions will serve no purpose following the Business Combination. For example, the PubCo Amended and Restated Memorandum and Articles of Association does not include the requirement to dissolve the combined company after a certain time period and allows it to continue as a corporate entity with perpetual existence following consummation of the Business Combination. Perpetual existence is the usual period of existence for corporations, and the Board believes it is the most appropriate period for the post-combination company following the Business Combination. In addition, certain other provisions in the Current Charter require that proceeds from Ace’s IPO be held in the Company’s trust account until a business combination or liquidation of Ace has occurred. These provisions cease to apply once the Business Combination is consummated and are therefore not included in the PubCo Amended and Restated Memorandum and Articles of Association.

Vote Required for Approval

The Governance Proposal, which is a non-binding vote, assuming that a quorum is present at the Extraordinary General Meeting, will be approved only if holders of a majority in excess of 50% of the issued and outstanding shares of Ordinary Share present in person by attendance or represented by proxy and entitled to vote at the Extraordinary General Meeting vote “FOR” each of the Governance Proposal. Accordingly, a shareholder’s failure to vote online during the Extraordinary General Meeting or by proxy, a broker non-vote or an abstention have no effect on the Governance Proposal.

As discussed above, the Governance Proposal is advisory votes and therefore are not binding on Ace or our Board. Furthermore, the Business Combination is not conditioned on the separate approval of the Governance Proposal. Accordingly, regardless of the outcome of the non-binding advisory vote on these proposals, the PubCo Amended and Restated Memorandum and Articles of Association will be the charter of the combined company upon consummation of the Business Combination.

The Initial Shareholders have agreed to vote any ACBA Ordinary Shares owned by them in favor of the Governance Proposals.

Board Recommendation

The Ace Board recommends a vote “FOR” adoption of the Governance Proposal under proposal No. 4.

PROPOSAL NO. 5:

THE INCENTIVE PLAN PROPOSAL

Summary of the Proposal

In connection with the Business Combination, Ace and LEW have agreed that PubCo shall adopt the Incentive Plan. The Incentive Plan provides for the issuance of up to an aggregate of 1,800,000 PubCo Ordinary Shares.

The following is a summary of certain terms and conditions of the Incentive Plan. This summary is qualified in its entirety by reference to the Incentive Plan, which is attached to this proxy statement/prospectus as Annex C. You are encouraged to read the entirety of the Incentive Plan.

Summary of the Incentive Plan

In order to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to selected employees, directors and consultants of PubCo and to promote the success and enhance the value of PubCo, PubCo will adopt a share incentive plan upon the Closing of the Business Combination. A form of the Share Incentive Plan is filed as Annex C to this proxy statement/prospectus.

As of the date of this proxy statement/prospectus, no award has been granted under the Incentive Plan.

The following paragraphs describe the principal terms of the Incentive Plan.

Types of awards.    The Incentive Plan permits the awards of options, restricted shares, restricted share units, share appreciation rights and such other types of awards as approved by the PubCo board or any committee appointed thereof, as further specified in the Incentive Plan.

Plan administration.    The Incentive Plan shall be administered by the PubCo board, or any committee appointed thereof, which determines, among other things, the participants eligible to receive awards, the type or types of awards to be granted to each eligible participant, the number of awards to be granted to each eligible participant, and the terms and conditions of each award grant.

Award agreement.    Awards under the Incentive Plan are evidenced by an award agreement that set forth the terms, conditions and limitations for each award which may include the term of an award, the provisions applicable in the event the participant’s employment or service terminates, and PubCo’s authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an award.

Eligibility.    PubCo may grant awards to directors, consultants, and employees of the company and its related entities.

Vesting schedule.    In general, the PubCo board determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of awards.    The exercise price per share subject to an option is determined by the PubCo board and set forth in the award agreement which may be a fixed price, or a variable price related to the fair market value of the shares.

Transfer restrictions.    Awards may not be transferred in any manner by the eligible participant other than in accordance with the limited exceptions provided in the Incentive Plan, such as transfers to PubCo or a subsidiary thereof, the designation of a beneficiary to receive benefits if the participant dies, permitted transfers or exercises on behalf of the participant by the participant’s duly authorized legal representative if the participant has suffered a disability, or, subject to the prior approval of the PubCo board or its executive officer or director authorized by the PubCo board, transfers to one or more natural persons who are the participant’s family members or entities owned and controlled by the participant and/or the participant’s family members, including but not limited to trusts or other entities whose beneficiaries or beneficial owners are the participant and/or the participant’s family members, or to such other persons or entities as may be expressly approved by the PubCo board, pursuant to such conditions and procedures as the PubCo board may establish.

Termination and amendment.    Unless terminated earlier, the Incentive Plan has a term of ten years. The PubCo board may terminate, amend or modify the Incentive Plan, subject to the limitations of applicable laws or stock exchange rules. However, no termination, amendment, or modification of the Incentive Plan may adversely affect in any material way any award previously granted pursuant to the Incentive Plan without the prior written consent of the participant.

Required Vote

The approval of the Incentive Plan Proposal requires the affirmative vote of holders of a majority in excess of 50% of the ACBA Ordinary Shares represented by attendance or by proxy and entitled to vote thereon at the Extraordinary General Meeting. Abstentions and broker non-votes will have no effect with respect to the approval of this proposal. Adoption of the Incentive Plan is not conditioned upon the adoption of any of the other Proposals.

Recommendation of Ace Board

The Ace Board recommends a vote “FOR” adoption of the Incentive Plan Proposal.

PROPOSAL No. 6

THE ADJOURNMENT PROPOSAL

Purpose of the Adjournment Proposal

In the event there are not sufficient votes for, or otherwise in connection with, the adoption of the Reincorporation Merger Proposal and the Acquisition Merger Proposal, Ace’s board of directors may adjourn the Extraordinary General Meeting to a later date, or dates, if necessary, to permit further solicitation of proxies. In no event will Ace seek adjournment which would result in soliciting of proxies, having a shareholder vote, or otherwise consummating a business combination after July 8, 2023 (or October 8, 2023, if we extend the period of time to consummate the business combination).

Required Vote

Approval of the Adjournment Proposal requires the affirmative vote of the holders of a majority in excess of 50% of the ACBA Ordinary Shares as of the record date represented in person or by proxy at the Extraordinary General Meeting and entitled to thereon. Adoption of the Adjournment Proposal is not conditioned upon the adoption of any of the other Proposals.

Recommendation of Ace’s Board of Directors

Ace’s board of directors recommends a vote “FOR” adoption of the Adjournment Proposal.

BUSINESS OF LEW

References in this section to “we”, “our”, “us”, the “Company”, or “LEW” generally refer to LE Worldwide Limited. and its consolidated subsidiaries.

Introduction

LE Worldwide Limited (“LEW”) is a provider of integrated greenhouse farming solutions which utilizes data to empower Controlled Environment Agriculture (“CEA”). With deep multi-generational expertise in the lighting industry, LEW has expanded its product offerings beyond its horticulture grow lights to other offerings within the greenhouse farming space.

LEW conducts its operations through its wholly owned subsidiary, Light Engine Pte Limited (“LEPL”), a company incorporated in Singapore.

LEPL in turn holds all the share capital of two companies: Light Engine International Limited (“LEIL”) incorporated in Hong Kong, and NEOS Ventures Investment Limited (“NVIL”) incorporated in British Virgin Islands.

LEIL was incorporated for the purpose of providing data-empowered integrated greenhouse farming solutions, while NVIL will hold relevant intellectual properties.

LEIL wholly owns Shenzhen Light Engine Limited (“SLEL”), its PRC Subsidiary. SLEL was incorporated for the purpose of facilitating the selling of products to horticultural farms based in the PRC.

The corporate structure for LEW is depicted below. On February 28, 2023, LEIL entered into a management and administrative services agreement (the “Service Agreement”) with United Luminous International (Holdings) Limited (“ULI”), a related party of LEW. Pursuant to the Service Agreement, ULI shall, for a period of 12 months from the completion of the Business Combination, provide certain services to LEIL, including provision of office space in Hong Kong, as well as office administration, human resources and information technology management services. In consideration for such services, LEIL shall pay to ULI a monthly rental and service fee of HK$120,000 commencing from the completion of the Business Combination. The foregoing description of the Service Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreement, a copy of the Service Agreement which is exhibited hereunder as Exhibit 10.11.

Group Structure

LE Worldwide Limited
(BVI)
100%
Light Engine Pte Limited
(Singapore)
100%
100%
Light Engine International Limited
(Hong Kong)
NEOS Ventures Investment Limited
(BVI)
100%
Shenzhen Light Engine Limited
(PRC)

Our History

LEW is a private company incorporated in the British Virgin Islands. LEL, which originated as a light bulb manufacturer in Southern China in the 1940s, has become a leading Light-Emitting Diode (LED) business conglomerate with headquarters in Hong Kong. LEW was spun off from LEL to form an entity that focuses on distribution of grow light with intent to further expand its business into data-driven systems in Controlled Environment Agriculture (CEA), aiming to encompass an ecosystem of offerings starting with the greenhouse farming space. LEL will continue to engage in business relating to other lighting sectors.

Industry Overview

We have a strong background in the distribution of horticultural grow lights and are expanding into smart greenhouse farming through the provision of integrated services, encompassing advisory, design, and engineering of data-centric Controlled Environment Agriculture (“CEA”) ecosystems.

Traditional agriculture is viewed to be most potentially disrupted by emerging trends and technologies, among them: (1) Internet-of-things or IoT, (2) Agricultural Robotics, (3) Artificial Intelligence or AI, (4) Drones, and (5) Precision agriculture, to list the Top 5 from StartUs Insights’ December 2020 AgriTech Trend Report. It is becoming increasingly apparent that the sector can benefit from integration with technology to challenge traditional production output limitations.

According to data from Data Bridge Market Research’s February 2021 report on the Global Smart Greenhouse Market, the estimated value of the smart greenhouse market is expected to grow at a compound annual growth rate, or CAGR, of 10.3% from US$1.6 billion to US$3.3 billion between the forecast period of 2021 to 2028. Components of a smart greenhouse include, but are not limited to, its lighting, irrigation, communication, and climate control systems.

In recent years, fueled by the pandemic and global lockdowns, disruptions to supply chains have led to heightened interest in maximizing agricultural production output. In addition, geopolitical tensions in Eastern Europe had also resulted in many governments around the world implementing policies that prioritize domestic agriculture. For example, as mentioned in the OECD 2022 Agricultural Policy Monitoring and Evaluation report, the European Union has implemented policies to provide additional support to farmers, and a derogation to grow food and feed crops on fallow land without loss of greening payments (i.e., payments to farmers for agricultural practices beneficial for the climate and environment). As a major holder of global grain stocks, China has increased the amount of funds and subsidies available for farmers while holding back on rice exports. Other countries such as Turkey and Israel have also implemented trade restrictions to help ease the burden of food production amidst rising costs for local farmers.

Themes such as food security, sustainability, efficiency, and ethical sourcing have come into the limelight as consumers and manufacturers are becoming increasingly aware, while most countries realize the need to be self-sufficient. As a result, more advanced methodologies for farming are sought worldwide, driving demand for CEA solutions which are more resource and energy efficient, whilst also providing higher crop yields.

We are of the view that the data and tech-enabled horticultural sector will undergo rapid pace of development going forward with key themes surrounding:

•        IoT, AI, and blockchain,

•        Sustainable sourcing of key ingredients such as fertilizers and pesticides,

•        Efficient utilization of resources and reduction of wastage,

•        Reduction of emissions and sustainable disposal of waste products,

•        Urbanization and globalization, and

•        Government initiatives surrounding CEA adoption.

Additionally, we are also of the view that an increased focus on Environmental, Social and Governance (“ESG”) trends seeking to improve transparency, resource conservation and food security will continue to propel the horticultural sector’s paradigm shift.

Data-Driven Agriculture

Controlled Environment Agriculture (“CEA”) is a system that uses tools, technology, and strategies to cultivate crops in an enclosed and controlled environment with growth factors monitored and regulated in order to maximize production output. Both complex high-tech systems and simple low-tech systems are applied which include various sensors and controllers, such as lighting, temperature, humidity, carbon dioxide, nutrient concentration, UV exposure, and irrigation, to name a few. The following diagram illustrates a CEA ecosystem:

Wind direction
Outside Humidity
Sky temperature
Outside PAR
Wind speed
Global radiation
Outside air temperature
Shoot tip
Node
Flower
Leaf
Fruit
Seeds
Stem
INPUTS
Ventilation system
Cooling system
Shading system
Outputs
PAR onto the canopy
Inside air temperature
Inside air humidity
Cover temperature
Soil surface temperature
1st layer soil temperature
2nd layer Soil temperature

Source: www.adaptiveagrotech.com

Indoor farming, which comprises greenhouses and vertical farms, are among types of CEA. Greenhouses are made from a variety of translucent materials to provide natural sunlight to the crops being grown. Vertical farming is the practice of growing crops in vertically stacked layers, often with soilless farming techniques such as hydroponics, aquaponics or aeroponics.

The benefits of applying CEA include but are not limited to: 1. protection from outdoor elements such as harsh weather while maintaining optimal growing conditions; 2. optimization of the use of various resources such as water, energy, space, capital, and labor; 3. undeterred crop growth all year round without consideration for seasonal fluctuations; and 4. reliability and consistency of crop yields due to control over growing conditions.

LEW aims to provide a one-stop service specializing in CEA systems, which includes a combination of integrated products, controls, and software. With emphasis on the automation features and their related controls of CEA, integrated products can be 1. local/stand alone, with basic function controls (e.g., on/off, dimming, spectrum tuning, manual modes), 2. networked, with advanced control of the integrated products (e.g., rules-based scheduling), or 3. connected, Connected CEA systems combine intelligent products (with the use of software, controls, and sensors) with data and connectivity, enabling two-way data communication, thus providing customers with enhanced ability to personalize, localize, monitor and control remotely, improve energy efficiency, increase yield, enhance produce quality and reduce operational costs via the combination of energy efficient sources and digital controls.

Our Core Offering

We are uniquely positioned within the CEA space, capitalizing on a range of competencies and our long-standing network to bring a range of offerings to market, which include:

1.      High-performance LED Grow Light

The LED grow lights, light fixtures and the relevant components we currently offer are designed to maximize efficiency with special heat dissipation features, enabling it to provide high PPF (photosynthetic photon flux) and PPE (photosynthetic photon efficacy). This LED lighting fixture is designed to provide real-time energy consumption and fully dimmable light level data for data analysis. It also features a modular design to provide tailor-made light spectrum LED modules as per a customer’s growing needs.

2.      Integrated Smart Products

The Company currently offers a range of LED lighting fixtures that provide changeable dimming and light spectrums, real-time energy consumption data and advanced heat management capabilities. LEW has plans to further develop its current portfolio of “integration-ready hardware” to include more smart products and applications that can be used in controlled environment agriculture (CEA) settings. Capabilities to make data-driven decisions will be provided by our proprietary software system, which will include data and data storage software modules. In the coming months, we will continue to devote efforts and resources to further develop CEA-related smart products and applications include usage of a larger variety of sensors, image capture devices, smart interface control panels and cloud-based storage and computing.

LEW is planning to introduce a variety of sensors into the system before the end of 2023: these include temperature, humidity, CO2, light intensity, and soil moisture sensors. These sensors will provide real-time data on environmental conditions, together with a data visualization dashboard that offers data monitoring and analysis capabilities.

Moreover, LEW plans to introduce optical sensors which can be used to capture visual images of the farms, and through image processing technology will record growth progress of the crops being grown. These data images can be further analyzed alongside with the above-mentioned environmental data for continuous improvement of LEW lighting recipe.

3.      Data Analytics

Through continuous collection of real-time data, we seek to develop a system that analyses the data and provides recommendations on how changing lighting settings can help improve crop growth of different kinds of farm produce (“LEW lighting recipes”) and reduce farm operational costs. This system can be continuously improved and customized to optimize growth of various kinds of crop and maximize yields by focusing on how different lighting (e.g. intensity, spectrum and duration) can interact and correlate with other environment parameters collected from the sensors.

LEW has developed a thorough plan to expand its operations into Singapore and China before end of 2023, as driven by what we believe as a growing demand for sustainable and efficient agriculture solutions in these regions. On June 5, 2023, LEW established SLEL, a wholly owned subsidiary in mainland China.

Customers and Suppliers

In the financial period ended March 31, 2023, our major customer represented approximately 60% of LEW’s total revenue. There is currently no Master Purchase Agreement in place with the said major customer. Instead, they have been placing orders with us through the issuance of Purchase Orders (“POs”) for each shipment, featuring details such as products, quantities, payment terms, shipment terms among others. Upon issuance of the PO, the customer is expected to pay a deposit of between 10% and 30% and with credit term of 15 to 90 days. Shipments are typically made under Freight on Board Hong Kong

(“FOB HK”) term, which is covered by adequate product liability insurance. The warranty terms are subject to mutual agreement between both parties, and may vary depending on the product types. We anticipate that through our expansion, the number of our key customers will continue to increase while their corresponding businesses, as a percent of our revenue, will decrease.

On the supplier side, our major supplier is Huizhou Light Engine Limited, with whom we have signed a master supplier agreement, which was effective as of 1st October 2022 and runs for a period of one year, with automatic annual renewal unless terminated by either party. Huizhou Light Engine Limited is under common control with LEW and which is controlled by the Controlling LEW Shareholder.

Under the master supplier agreement, Huizhou Light Engine Limited will issue invoice to us upon delivery of the products to our legal possession, which has a payment term of 60 days. Unless otherwise indicated, supplier generally provides a 5-year warranty. LEW has granted to this supplier a limited, non-transferable right to use any intellectual property belonging to LEW solely for the purpose and only to the extent necessary to manufacture or service the products for LEW.

Industry Background1

According to the December 2020 AgriTech Trend Report by StartUs Insights (https://www.startus-insights.com/innovators-guide/agriculture-trends-innovation/), the agriculture sector can achieve the growing demand from farm automation, digitalization, and sustainability. The concept of smart farming, which maximizes efficient utilization of time and resources, is seeing widespread interest globally as countries strive to achieve better returns in crop production. StartUs Insights has listed the top 10 agriculture trends, technologies & innovations for 2022 and indicated that IoT, AI, big data & analysis and CEA, technologies that the Company is targeting, are among this list.

Top 10 Agriculture Trends, Technologies & Innovations for 2022

19%
17%
14%
13%
11%
7%
6%
6%
4%
3%
IoT
Agricultural Robotics
AI
Drones
Precision Agriculture
Agricultural Biotechnology
Big Data & Analytics
CEA
Regenerative Agriculture
Connectivity Technologies

www.startusinsights.com

____________

1        The reports cited in this section are publicly available and were not commissioned by us for use in this proxy statement/prospectus.

According to a November 2020 Smart Agriculture Market report by Precedence Research (https://www.precedenceresearch.com/smart-agriculture-market), the estimated size of the global smart agriculture market in 2021 was about $18.1 billion and is expected to reach $43.4 billion by 2030 with a registered CAGR of 10.2% from 2022 to 2030.

Smart Agriculture Market Size, 2021 - 2030 (USD Bn)
18.1
19.9
21.9
24.1
26.5
29.2
32.2
35.5
39.3
43.4
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
www.precedenceresearch.com

Data Bridge Market Research’s February 2021 report on the Global Smart Greenhouse Market (https://www.databridgemarketresearch.com/reports/global-smart-greenhouse-market) estimated that the smart greenhouse market will reach $3.3 billion from $1.6 billion and grow at a CAGR of 10.3% in the forecast period of 2021 to 2028. This report covers lighting systems, irrigation systems, communication systems, control systems, HVAC systems, pumps, material handling services, and climate control services.

Global Smart Greenhouse Market is Expected to Account for USD 3.31 billion by 2028

2021
2022
2023
2024
2025
2026
2027
2028
North America
Europe
Asia Pacific
South America
Middle East and Africa

Global Smart Greenhouse Market, By Regions, 2021 to 2028

2021

2028

DATA BRIDGE MARKET RESEARCH

DATA BRIDGE
MARKET RESEARCH

Grow light is an essential element to the indoor smart agricultural business and this product has long been a mainstay of the industry to enhance the yield of crops and increase quality of the various products.

According to the Grow Light Market by IMARC Group (https://www.imarcgroup.com/grow-light-market), the Global Grow Light Market reached a value of US$ 3.58 Billion in 2021 and expects the market to reach US$ 6.99 Billion by 2027, exhibiting at a CAGR of 12% during 2022-2027. Fluorescent, HID, LED and incandescent variants are commonly used for supplementing sunlight, colour and temperature to the crops and can be customized according to specific purposes, and application of these technologies are quite evenly applied in the market.

Global Grow Light Market Size, 2022-2027 (in US$ Billion)
2022
2023
2024
2025
2026
2027
www.imarcgroup.com

According to The Horticulture Lighting Market Size report issued by Fortune Business Insights on August 2022 (https://www.fortunebusinessinsights.com/horticulture-lighting-market-106903), the usages of horticulture lighting technologies are extensively applying to greenhouse, followed by indoor farming and vertical farming.

Global Horticulture Lighting Market Share, By Application, 2021

15.3%
Indoor farming
Greenhouse
Vertical farming
Others (Floriculture)

www.fortunebusinessinsights.com

In recent years, the development of the indoor farming business has been impacted by the Covid-19 pandemic as widespread lockdowns have negatively impacted the demand for horticultural equipment and disrupted the supply chain and delivery of raw materials. We believe, however, that this has highlighted the importance of food security, and the focus on the ease of logistics and sustainable sourcing will benefit our industry in the long term.

At the same time, the global energy crisis has forced growers and operators to stop winter production, slow down investment, or transition to more energy-efficient solutions, which delays investment in new projects or upgrades in the short run. However, we believe that it would drive demand for CEA solutions further because it uses less energy and less natural resources in cultivation to produce higher yield.

We believe the horticulture business, indoor farming, and smart agriculture markets will develop at a fast pace in coming years not only due to the awareness of ESG, but also as the growth will be driven by:

•        technological advancements and adopting innovative technologies such as IoT, AI, Blockchain;

•        the supply of cheaper crops free of diseases, fertilizers, and pesticides, while also preserving limited natural resources by setting up the facilities closer to the market;

•        efficient utilization of cultivation resources such as land, water, light, energy and reduce wastages;

•        heightened awareness of environmental issues;

•        increases in health awareness, urbanization, and per capita income;

•        government initiatives to encourage the adoption of CEA practice and technologies; and

•        involvement in the manufacture of pharmaceutical goods for cultivation and crop production in a controlled climate.

Competition

We have identified the following companies which we believe are our most direct competitors:

Heliospectra AB

Heliospectra AB is a Swedish company that was incorporated in 2006. It engages in the development of lighting systems for controlled environments using LED technology. The company’s offerings are targeted at greenhouses and indoor growers of medicinal plants, foodstuffs, herbs and microgreens, and academic and agtech researchers.

Sollum Technologies

Sollum Technologies, founded in 2015 and located in Montreal, Canada, is a provider of lighting solutions for the agriculture industry. The company offers a combination of LED hardware and a programmable platform that allows users to select light spectrum and provides information regarding the optimal growing conditions.

Our Competitive Strengths

Introduction

LEW will seek to solidify its market positioning within the comprehensive integrated CEA space. The Company acknowledges that it faces competition from companies that may provide similar offerings such as grow light manufacturers, hardware trading companies, system integrators, and system providers in related CEA and greenhouse projects.

Notwithstanding the foregoing, we do believe that our innovation, creativity, product availability, resources and overall integration services provide us with the ability to compete with others in this marketplace.

Experienced Management Team

We have an experienced and international management team with decades of collective experience in entrepreneurship, strategy and growth, implementation, operations, investments, and capital markets. For more information on our management team, see “PubCo’s Directors and Executive Officers After the Business Combination.”

Yeung Man Teddy LO will serve as our Chief Executive Officer after the closing of the Business Combination. Mr. Lo is a successful entrepreneur and leader who strategized modernization of production facilities towards an Industrial 4.0 standard, as well as being an award-winning light artist.

King Sau Nelson PANG will serve as our Chief Financial Officer after the closing of the Business Combination. Mr. Pang has over 18 years of capital market experience leading and participating in transactions including IPOs, secondary offerings, M&A, restructuring, asset management, and other private and public offerings.

Alexander Che Yue CHOY will serve as our Chief Strategy Officer after the closing of the Business Combination. Mr. Choy is a serial entrepreneur, advisor, and disruptor with over 20 years of experience of building and investing in new businesses, with expertise in capital raising, business partnerships, M&A, driving strategy, growth, and implementation.

Sai Chung Daniel WONG will serve as our Executive Director after the closing of the Business Combination. Mr. Wong currently serves as Executive Director of LEW.

Wide Global Network and Strong Relationships with Renowned Brands and Distributors

Leveraging on its existing global network of distributors across the Netherlands, Europe and North America, LEW plans to expand into Southeast Asia including countries such as Singapore and China to meet the growing demand for sustainable agriculture solutions. We do not have any distributor agreements at this time.

Expert Support Team of Data and Plant Scientists

Our team of experts, which includes plant and data scientists, utilize data to design optimal solutions for global projects. We provide customer support to ensure timely delivery to our clients through continuous improvement of our products and services.

Flexibility and Agility in Our Supply Chain Network

LEW’s supply chain network is flexible with strong in-house product execution in terms of product concept, R&D development, prototyping, reliability testing, product validation and certification manufacturing, allowing us to efficiently fulfil customers’ needs and engineering requirements. With strong product placement, we are confident in our ability to grow our market share and become a leading player in the CEA and agricultural technology markets.

Our Growth Strategies

Continuous Technological and Product Enhancement

Our team of scientists and engineers have extensive experience in areas other than those traditionally associated with horticulture. We believe that the industry’s development must be highly multidisciplinary to be successful and that the value of these integrated products and services arise from the need for synergy.

LEW focuses its product development framework based on the following concepts, products and services:

•        Advanced lighting fixtures compatible with the smart control systems of LEW and its distributors’ systems, we will be developing and implementing more advanced lighting fixtures in a continuous manner with internal funding

•        Introduce optical sensors and imaging products for dense coverage of cultivated land to obtain real-time quantitative data. We believe the funding needed for this research and development endeavor should not be too significant and thus can be generated from within the Company.

•        Through the utilization of our collected data, lighting recipe for various crops can be created. In terms of expertise, LEW is planning to expand its team of data scientists and will also seek potential joint development relationships with other companies and/or academic organizations (“scientific co-operators”) in which case part of the development cost would be borne by the said scientific co-operators. Estimated timing of this strategy would be 2nd half of 2024 to 1st half of 2025.

All these developments are being carried out in-house and with scientific co-operators. LEW will focus on technological and product development while relying on the expertise of the distributors to implement these initiatives.

Expansion in the CEA Industries

CEA industries include horticulture, aquaculture, and livestock products. We intend to expand our existing product and service offerings to the aquaculture and livestock sector as well. Building upon the backbone of LEW’s strong positioning within the horticulture sector, the Company will also seek for potential to extend its suite of lighting solutions to potentially cater towards relevant and complementary industries.

Geographic Expansion

LEW is planning to expand its business to Southeast Asia including such countries as Singapore and China, as driven by what we believe as a growing demand for sustainable and efficient agriculture solutions in these regions.

As of the date of this prospectus/proxy statement, we have already established Shenzhen Light Engine Limited, our wholly owned PRC subsidiary which will facilitate the selling of products to horticultural farms based in the PRC.

Facilities

Our principal properties consist of the following:

Offices

Our principal administrative offices are our corporate headquarters at Hong Kong.

The following is a list of our leased and owned properties:

Subsidiaries	Leased or Owned	Address	Size
Light Engine International Limited	Leased	Unit 611-618, 6/F, Photonics Centre, No. 2, Science Park East Avenue, Hong Kong Science Park, Shatin, Hong Kong	3,482 square feet

We believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available to accommodate any such expansion of our operations.

Human Capital

As of September 30, 2022, our team is based in Hong Kong and comprises 8 experienced members with different skills and responsibilities. The following table sets forth the number of employees by function:

Function	Number of Employees
Management	1
Sales and Marketing	3
Finance	1
Technology & Product Design & Development	3

By end of June 30, 2023, we expect the number of employees to increase to 14, as follows:

Function	Number of Employees
Management	4
Sales and Marketing	4
Finance	1
Operation Excellence	1
Technology & Product Design & Development	4

We recognize that our success depends on our ability to increase employee engagement and to attract capable employees. We offer employees competitive salaries, performance-based cash bonuses, comprehensive training and development programs, and other fringe benefits and incentives. We maintain a good working relationship with our employees and have not experienced any material labor disputes.

We participate in various government statutory employee benefit plans, including employee’s compensation insurance, medical insurance, and Mandatory Provident Fund.

Intellectual Property

Currently, we have filed for the trademark tagline “AgTech Enlightened” to be registered in the United States and the European Union. In addition, we also protect our proprietary rights by entering into IP ownership as well as non-disclosure agreements with our consultants, senior management, customers and business partners. We consider our sales and marketing plans and company development strategies to be trade secrets. Also, we consider any design, processes, methods and general know-how used in our products or solutions to be proprietary. As such, we keep this information strictly confidential.

We have also been maintaining the license agreements for the exclusive use of several patent-pending inventions in connection with agriculture technologies with the respective IP owners. As of January 2023, we registered the domain name www.leigrow.com.

Details relating to our intellectual properties are as follows:

	Description	Type of Intellectual Property	Registration Status
1.	“AgTech Enlightened”	Trademark (US & Europe)	Filed and to be registered
2.

Comprehensive horticulture technology system

A system for plant health management comprising a distributed data storage, a network, a processor, sensors, light sources, wherein the light sources includes a network connectivity component for connecting to the light sources and the light sources further connects to the network via the network connectivity component.

		Patent (US)	Pending
3.

Enhanced thermal design for high power lighting fixture

Aspects of the invention improve existing approaches by providing an enhanced thermal design for high power lighting fixture. In one embodiment, the thermal design enables the high power lighting fixture, such as light emitting diode (LED) lighting devices to perform for extended periods.

		Patent (US)	Pending
4.	A lamp body structure with time setting function The utility model relates to the field of LED lamp design, in particular to a lamp body structure with a time setting function.	Patent (PCT*)	Pending
5.

A rhythm lighting system based on human factor lighting

The invention relates to the technical field of lighting fixture design, in particular to a rhythmic lighting system based on human-factor lighting and a spectrum adjustment method of the system. The light will correspond to different MP spectra 24 hours a day, so that the human body can help people regulate the body’s 24-hour natural circadian rhythm.

		Patent (PCT*)	Pending

____________

*        Patent Cooperation Treaty

Legal Proceedings

From time to time, LEW may become involved in actions, claims, suits, and other legal and/or administrative proceedings arising in the ordinary course of its business, including assertions by third parties relating to intellectual property infringement, breaches of contract or warranties or employment-related matters. LEW is not currently a party to any actions, claims, suits or other legal proceedings the outcome of which management believes, if determined adversely to it, would individually or in the aggregate have a material adverse effect on LEW’s business, financial condition, and results of operations.

Regulations

Electrical codes

Our LED lighting products are generally required to meet the electrical codes of the jurisdictions in which they are sold. Meeting the typically more stringent codes established in the United States and the European Union usually allows our products to meet the codes in other geographic regions.

Underwriters’ Laboratories, Inc. (“UL”)

Many of our customers require our products to be listed by UL. UL is a United States independent, nationally recognized testing laboratory, third-party product safety testing and certification organization. UL develops standards and test procedures for products, materials, components, assemblies, tools and equipment, chiefly dealing with product safety. UL evaluates products, components, materials and systems for compliance to specific requirements, and permits acceptable products to carry a UL certification mark, as long as they remain compliant with the standards. UL offers several categories of certification. Products that are “UL Listed,” are identified by the distinctive UL mark. We have undertaken to have all of our products meet UL standards and be UL listed. There are alternatives to UL certifications, but customers and end-users tend to favor UL listing. Because LED lighting products are relatively new in the market, UL’s specifications and standards for LED lighting products such as ours are not well established and the prior established specifications and standards for traditional lighting products are sometimes difficult to achieve for LED lighting devices.

The U.S. Environmental Protection Agency

According to the U.S. Environmental Protection Agency, or EPA, more energy efficient adapters have the potential to prevent the release of more than four million tons of greenhouse gas emissions in the U.S. alone. Regulatory bodies such as the EPA, and the International Energy Agency, or IEA, have launched a number of initiatives to encourage more efficient consumption of energy. ENERGY STAR®, an energy-efficiency standard created by the EPA, has since been adopted by other countries including Australia, Canada, Japan, New Zealand and Taiwan and by the EU. The One-Watt Initiative, an energy-saving initiative by the IEA, aims to reduce standby power used by appliances and has led to increased regulations in many countries. Many of our customers and end-users also expect our products to meet the applicable ENERGY STAR® requirements. To qualify for ENERGY STAR® certification, LED lighting products must pass a variety of tests to prove that the products have certain characteristics.

Safety Considerations

In August 2019, the harmonized standard ANSI/CAN/UL 8800 was published for the U.S. and Canada to support manufacturers in certifying and selling lighting products and accessories such as wire harnesses for horticultural lighting applications. ANSI/CAN/UL 8800 is the primary North American safety standard for horticultural lighting. ANSI/CAN/UL 8800 applies to horticultural lighting installed in accordance with the U.S. National Electrical Code (ANSI/NFPA 70) and/or Part 1 of the Canadian Electrical Code. The scope and compliance requirements of this include considerations for the intended environment and use of these products. It also provides guidance on cautionary markings and instructions.

Photobiological Safety Requirements

Photobiology concerns itself with the relationship between light’s radiation and living organisms exposed to the light. It is an important consideration for these products, as many humans will be exposed to the lights as part of their work environments. As such, they must be assessed according to IEC 62471, Photobiological safety of lamps and lamp systems, and classified into an applicable risk group from the IEC standard. The acceptable risk group classifications for grow lights when assessed to the IEC standard are: Risk Group 0 (Exempt, or no photobiological hazards); Risk Group 1 (no photobiological hazard under normal behavioral limitations); or Risk Group 2 (does not pose a hazard due to aversion response to bright light or thermal discomfort). Risk Group 3 (Hazardous even for momentary exposure) is not permitted for horticultural lighting under ANSI/CAN/UL 8800.

The CE Mark

The CE mark is an international symbol that represents adherence to certain essential safety, health and environmental standards stipulated by the relevant European Union directives and once affixed, enables a product to be sold within the European Union and other countries that recognize the CE mark, subject to compliance with applicable submission and approval requirements in such other countries. All LED lights sold in Europe must carry the CE mark, which is often issued by authorized third party organizations. The directives under which LED lights falls include, among others, Low Voltage Directive (LVD) 2014/35/EU, EMC Directive 2014/30/EU, Restriction of the use of certain hazardous substances (RoHS), Directive 2011/65/EU.

Laws and Regulations of the PRC

Import and Export Commodity

Most of LEW’s products are produced in China by Huizhou Light Engine Limited, a related party manufacturer which is under common control with LEW and which is controlled by the Controlling LEW Shareholder. Also, LEW uses a variety of shipping services for delivery of its solutions to customers, including air carriers and ocean shipping services. Pursuant to the Law of the PRC on Import and Export Commodity Inspection promulgated on 21 February 1989 and last amended on 29 April 2021, and the Regulations for the Implementation of the Law of the PRC on Import and Export Commodity Inspection promulgated on 23 October 1992 and last amended on 2 March 2019, the General Administration of Customs and its local inspection and quarantine branches are in charge of the inspection of imported and exported commodities nationwide and locally respectively.

Customs Duties

Pursuant to the Customs Law of the PRC promulgated on 22 January 1987 and last amended on 29 April 2021, consignees and consigners of import or export commodities may go through declaration formalities on their own or entrust an agent to do so for them on the condition that both the said consignees and consigners and agents entrusted with such declaration formalities have been legally registered with the Customs.

Product Quality

The principal legal provisions governing product liability are set out under the Product Quality Law of the PRC (the “Product Quality Law”). Products shall meet the following quality requirements: (i) not having unreasonable threats to safety of people and property, and conforming to the national standards or the industrial standards for ensuring human health, personal safety and safety of property, where there are such standards; (ii) possessing the properties as required, except for those with directions stating their functional defects; and (iii) conforming to the product standards marked on the products or on the packages thereof, and to the quality conditions indicated by way of, among others, product directions and samples. Producers and sellers shall be liable for compensation for damages which are caused by the defects of their products. Producers or sellers that violate the Product Quality Law may be subject to fines and be ordered to cease production or sale of their unlawfully produced products, and their illegal earnings may be confiscated. If the circumstances are serious, the business license shall be revoked by the competent authorities. If the case constitutes a crime, the producer and/or seller shall be prosecuted for criminal responsibility.

Hong Kong Laws and Regulations

Sale of Goods

The contracts of the sale of goods in Hong Kong are mainly governed by the Sale of Goods Ordinance (Chapter 26 of the Laws of Hong Kong) which governs the scope of certain implied terms or conditions and warranties generally relating to the safety and suitability of the goods supplied, for instance, goods for sale must be of merchantable quality and must correspond with the description and the sample. Trade Description Ordinance (Chapter 362 of the Laws of Hong Kong) prohibit false trade descriptions, false, misleading or incomplete information, false marks and misstatements in respect of goods provided in the course of trade. It prohibits any person from (1) in the course of his trade or business supplying or offering to supply any goods to which a false trade description is applied, or (2) having in his possession for sale any goods to which a false trade description is applied, or (3) import or export any goods to which a false trade description is applied.

Product Labelling

The Hong Kong government has introduced the Energy Efficiency Labelling Scheme (“EELS”). Under EELS, manufacturers, importers and the like can promote their environmentally responsible products, including LED lighting products, by showing energy labels on the products to inform consumers of their energy efficiency performance.

Employment Matters

As LEW has employees in Hong Kong, it is subject to the various Hong Kong laws and regulations in relation to employment, including, among others, the Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong) and the Mandatory Provident Fund Scheme Ordinance (Chapter 485 of the Laws of Hong Kong). The Employees’ Compensation Ordinance prohibits an employer from employing any employee in any employment unless there is a policy of insurance in force to cover the employer’s liabilities under the Employees’ Compensation Ordinance and at common law for injuries at work. The Mandatory Provident Fund Schemes Ordinance requires an employer to enroll his employees in a Mandatory Provident Fund Scheme and make contributions if the duration of employment is for 60 days or more.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF LEW

The data below as of and for the six months ended March 31, 2023, and years ended September 30, 2022, and 2021 has been derived from LEW’s audited consolidated carve-out financial statements and LEW’s unaudited condensed consolidated financial statements, which are included in this proxy statement/prospectus. LEW’s historical results are not necessarily indicative of the results that may be expected for any other period in the future.

Key Components of Results of Operations

	Six Months ended March 31,		Years ended September 30,
	2023	2022	2022	2021
	(US$ in thousands)		(US$ in thousands)
Revenues	$18,676	$7,114	$55,313	$127

Cost of revenue	(16,952)	(6,780)	(51,612)	(90)

Gross profit	1,724	334	3,701	37

Less: Operating expenses
Research and development	(223)	(206)	(410)	(112)
Selling and marketing	(346)	(83)	(290)	(42)
General and administrative	(1,017)	(183)	(617)	(76)

Income (loss) from operation	138	(138)	2,384	(193)

Other expense
Interest expense	(18)	(77)	(153)	—
Other income, net	223	18	16	55

Income (loss) before income taxes	343	(197)	2,247	(138)

Income tax (expense) benefit	(95)	33	(371)	23

NET INCOME (LOSS)	248	(164)	1,876	(115)

Foreign currency translation adjustments	(28)	1	(5)	—

COMPREHENSIVE INCOME (LOSS)	$220	$(163)	$1,871	$(115)

Consolidated Balance Sheet Data

	As of March 31, 2023	As of September 30,
		2022	2021
	(in thousands)
Working capital (deficit)(1)	$7,120	$3,339	$(299)
Total assets	$11,564	$19,785	$26
Total liabilities	$3,910	$16,447	$302

____________

(1)      Amount reflects the difference between total current assets and total current liabilities.

Consolidated Cash Flow Data

	Six Months Ended March 31,		Year Ended September 30,
	2023	2022	2022	2021
	(in thousands)		(in thousands)
Net cash (used in) provided by operating activities	(3,935)	3,704	$(1,738)	$(161)
Net cash used in investing activities	—	—	—	—
Net cash provided by (used in) financing activities	4,531	(3,674)	1,744	(161)
Net effect of foreign exchange rate changes	(28)	(30)	(6)	—
Net increase (decrease) in cash and cash equivalents	568	—	$—	$—

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF LEW

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations is intended to help you understand the results of operations and financial condition of LE WORLDWIDE LIMITED for the years ended September 30, 2022, and 2021 and for the six months ended March 31, 2023 and 2022.

For purposes of this Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) section, we use the terms “LE WORLDWIDE LIMITED”, “LEW”, “the Company”, “we”, “us”, and “our” to refer to LE WORLDWIDE LIMITED.

Unless otherwise noted, all currency figures quoted as “U.S. dollars”, “dollars” or “US$” refer to the legal currency of the United States. References to “HK$” are to the Hong Kong Dollar, the legal currency of the Hong Kong Special Administrative Region of the People’s Republic of China. Throughout this report, assets and liabilities of the Company’s subsidiaries are translated into U.S. dollars using the exchange rate on the balance sheet date. Revenue and expenses are translated at average rates prevailing during the period. The gains and losses resulting from translation of financial statements of foreign subsidiaries are recorded as a separate component of accumulated other comprehensive income within the statement of shareholders’ equity.

Business Overview

LEW is a private company incorporated in the British Virgin Islands, which originated as a light bulb manufacturer in Southern China in the 1940s, has become a leading Light-Emitting Diode (LED) business conglomerate with headquarters in Hong Kong. LEW is currently focusing on expanding its business into data-driven systems in Controlled Environment Agriculture (CEA), aiming to encompass an ecosystem of offerings starting with the greenhouse farming space.

LEW is a key component provider of data-enabled greenhouse farming solutions. More recently, LEW has seen success in development and sales of the LED agricultural grow lights and is expanding its portfolio of Controlled Environment Agriculture (CEA) offerings to become a major player in the smart horticulture industry.

LEW and its parent have multi-generational expertise in Light-Emitting Diode (LED) technology, with one of the largest LED product manufacturing and research facilities in Asia.

The accompanying consolidated carve-out financial statements reflect our activities and each of our entities, as contemplated after the Reorganization, as described below:

Name	Background	Ownership
Light Engine Pte. Limited (“LEPL”)	• Singapore company • Incorporated on September 3, 2022 • Issued and outstanding 1,000 ordinary shares for SG$1,000 ($697) • Investment holding	100% owned by LEW
Light Engine International Limited (“LEIL”)

•   Hong Kong company

•   Incorporated on September 5, 2022

•   Issued and outstanding 10,000 ordinary shares for HK$10,000 ($1,284)

•   Provision of sale and marketing of horticulture-related lighting solutions and products to its customers

100% owned by LEPL

The following entity was subsequently acquired, as described below:

Name	Background	Ownership
NEOS Ventures Investment Limited (“NVIL”)	• British Virgin Island company • Incorporated on January 13, 2023 • Issued and outstanding 25,700 ordinary shares for US$257,000 • Investment holding of intellectual properties and equity investment	100% owned by LEPL

Reorganization

The Reorganization transactions are completed on December 30, 2022.

Light Engine Limited (“LEL”) has been engaging in the sale, manufacturing and marketing of LED-based lighting products and systems. LEL decided to exercise the business reorganization and spin-off the horticulture business (“Horticulture Business”) into a separate legal entity namely LEIL, as “LEIL NewCo”. LEL has continued its operation in general lighting business as “OldCo”.

LEW and OldCo both are under common control by the same beneficiary party, Cream of the Crop Limited (the “Parent”) before and after reorganization.

The accompanying unaudited condensed consolidated financial statements are presented on a retroactive basis to reflect the reorganization on December 30, 2022.

LEW, through LEIL, currently manages the sale and distribution of lighting products and solutions (Horticulture Business), which was historically operated by OldCo and, not as a standalone entity.

Financial statements representing the historical operations of the Horticulture Business have been derived from the OldCo’s historical accounting records and are presented on a carve-out basis. All revenues and costs as well as assets and liabilities directly associated with the business activities of Horticulture Business are reflected in the accompanying unaudited condensed consolidated financial statements. The unaudited condensed consolidated financial statements also include allocations of certain general, administrative, research and development expenses and sales and marketing expenses from OldCo. However, amounts recognized by the Company are not necessarily representative of the amounts that would have been reflected in the unaudited condensed consolidated financial statements had the Company operated independently from OldCo.

Immediately before and after the Reorganization, the Company is legally formed and ultimately controlled by the Controlling LEW Shareholder. As such, the accompanying unaudited condensed consolidated financial statements include the assets, liabilities, revenue, expenses and cash flows that are directly attributable to the Horticulture Business before the Reorganization. The unaudited condensed consolidated financial statements are presented as if the Company had been in existence and the Reorganization had been in effect during the six months ended March 31, 2023 and 2022.

Immediately following the Reorganization, on February 28, 2023, LEIL entered into a management and administrative services agreement (the “Service Agreement”) with United Luminous International (Holdings) Limited (“ULI”), a related party of LEW. Pursuant to the Service Agreement, ULI shall, for a period of 12 months from the completion of the Business Combination, provide certain services to LEIL, including provision of office space in Hong Kong, as well as office administration, human resources and information technology management services. In consideration for such services, LEIL shall pay to ULI a monthly rental and service fee of HK$120,000 commencing from the completion of the Business Combination. The foregoing description of the Service Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreement, a copy of the Service Agreement which is exhibited hereunder as Exhibit 10.11.

The assets and liabilities have been stated at historical carrying amounts. Only those assets and liabilities that are specifically identifiable to the Horticulture Business are included in our unaudited condensed consolidated balance sheets.

All revenues and cost of revenues attributable to selling of horticulture-related lighting products were directly identifiable to the Company. Operating expenses were specifically identifiable to the Company based on product types and activities that are involved in the Horticulture Business. Any expenses except rental expenses that were not directly attributable to any specific business were allocated to the Company based on the proportion of the revenue amount of the Horticulture Business to the total revenue generated by both the Horticulture Business and OldCo. Rental expenses were allocated to the Company based on the total floor area which LEIL NewCo has occupied per square feet by its headcount. The Company has entered into new lease agreements and rental expenses were recorded, in accordance with the agreement terms during the six months ended March 31, 2023.

As part of the OldCo, we are dependent upon the OldCo for all of its working capital and financing requirements as the OldCo uses a centralized approach to cash management and financing of its operations. Accordingly, none of the OldCo’s cash, cash equivalents or debt at the corporate level has been included in our balance sheets.

Income tax liability is calculated based on a separate return basis as if the Horticulture Business had filed separate tax returns before the completion of the Reorganization. Immediately following the Reorganization, the Horticulture Business began to file separate tax returns and report taxation based on the actual tax return of each legal entity in year of assessment 2023/2024.

We believe the basis and amounts of these allocations are reasonable. While the expenses allocated to us for these items are not necessarily indicative of the expenses that would have been incurred if we had been a separate, stand-alone entity, we do not believe that there is any significant difference between the nature and amounts of these allocated expenses and the expenses that would have been incurred if we had been a separate and stand-alone entity.

Business Combination

On December 23, 2022, we entered into a business combination agreement (the “Merger Agreement”) with Ace Global Business Acquisition Limited (“ACBA”), a British Virgin Islands business company. ACBA will merge with and into ACBA Merger Sub I Limited, a British Virgin Islands business company and wholly owned subsidiary of ACBA (the “Purchaser”), to be formed for the sole purpose of this merger, immediately prior to the other transactions contemplated under the Merger Agreement, in which Purchaser will be the surviving entity (the “Reincorporation Merger”). ACBA Merger Sub II Limited, a British Virgin Islands business company and wholly owned subsidiary of Purchaser (the “Merger Sub”), will be formed for the sole purpose of merging with and into us in which we will be the surviving entity and a wholly owned subsidiary of Purchaser (the “Acquisition Merger”). Upon the Acquisition Merger becoming effective, the Purchaser shall pay an aggregate consideration of $150,000,000 (the “Merger Consideration”) to the Company’s shareholders which shall be issued and divided into $10.00 per Ordinary Share of the Purchaser (the “Merger Consideration Shares”).

On March 2, 2023, we entered into a joinder agreement (the “Joinder Agreement”) with (i) ACBA; (ii) ACBA Merger Sub I Limited, a wholly owned subsidiary of ACBA (“Purchaser”); and (iii) ACBA Merger Sub II Limited, a wholly owned subsidiary of Purchaser (“Merger Sub”). Pursuant to the Joinder Agreement, Purchaser and Merger Sub have each agreed to (a) become a party to that certain agreement and plan of merger (the “Merger Agreement”) dated as of December 23, 2022, entered into by and between ACBA and the Company, and (b) be fully bound by, and subject to, all of the covenants, terms, representations, warranties, rights, obligations and conditions of the Merger Agreement as though an original party thereto.

Results of Operations

The following table sets forth certain operational data for the six months ended March 31, 2023, and 2022:

	Six months ended March 31,		Variance, increased (decreased) by
	2023	2022
	(US$ in thousands)		US$	%
Revenues	18,676	7,114	11,562	163%
Cost of revenue, related party	(16,789)	(6,780)	10,009	148%
Cost of revenue	(163)	—	163	100%
Gross profit	1,724	334	1,390	416%

Less: Operating expenses
Research and development	(223)	(206)	17	8%
Selling and marketing	(346)	(83)	263	317%
General and administrative	(1,017)	(183)	834	456%
Income (loss) from operation	138	(138)	276	236%

Other (expense) income
Interest expense, net	(18)	(77)	(59)	(77)%
Other income	223	18	205	1139%
Income (loss) before income taxes	343	(197)	540	274%
Income tax (expense) benefit	(95)	33	128	388%

NET INCOME (LOSS)	248	(164)	412	251%
Foreign currency translation adjustments	(28)	1	29	2900%

COMPREHENSIVE INCOME (LOSS)	$220	$(163)	383	235%

Revenue.    We generated revenues of $18,676,443 and $7,114,648 for the six months ended March 31, 2023, and 2022, respectively. The operating revenue mainly relates to product sales of lighting products for horticulture use. Our revenue increased by approximately $11,561,795 or 1.6 times for the period ended March 31, 2023, from approximately $7,114,648 for the six months ended March 31, 2022. This significant growth is due to the dramatically increased sale demand of horticulture lighting products from our customers given that the orders were in mass production stage.

For the six months ended March 31, 2023, and 2022, the customers who accounted for 10% or more of our revenues and its outstanding receivable balances at period-end dates, are as follows:

	Six months ended March 31, 2023		March 31, 2023
Customer	Revenues	Percentage of revenues	Accounts receivable
Customer A	$11,268,494	60%	$938,000
Customer B	$7,139,811	38%	$3,388,736
Total	$18,408,305	98%	$4,326,736
	Six months ended March 31, 2022		March 31, 2022
Customer	Revenues	Percentage of revenues	Accounts receivable
Customer A	$6,882,556	97%	$175,724

The following table sets forth the revenue by the range of offering for the six months ended March 31, 2023 and 2022:

Major products	Six months ended March 31, 2023	Six months ended March 31, 2022
High Performance LED Grow Light	$10,931,489	$6,924,813
Integrated Smart Product	$7,079,689	$—
Other	$665,265	$189,835
	$18,676,443	$7,114,648

Currently, we have the following products to be offered in the market :

High Performance LED Grow Light

The LED grow lights, light fixtures and the relevant components we currently offer are designed to maximize efficiency with special heat dissipation features, enabling it to provide high PPF (photosynthetic photon flux) and PPE (photosynthetic photon efficacy). This LED lighting fixture is designed to provide real-time energy consumption and fully dimmable light level data for data analysis. It also features a modular design to provide tailor-made light spectrum LED modules as per a customer’s growing needs.

Integrated Smart Products

We currently offer a range of LED lighting fixtures that provide changeable dimming and light spectrums, real-time energy consumption data and advanced heat management capabilities. We have further developed our current portfolio of “integration-ready hardware” to include more smart products and applications e.g. sensors, image capture devices, smart interface control panels and cloud-based storage and computing that can be used in controlled environment agriculture (CEA) settings.

Other Supporting Services

Other related services, including sale of machine tooling and the related parts.

Cost of Revenue.    Cost of revenue consists primarily of the cost of goods purchased from the vendors. Cost of revenue for the six months ended March 31, 2023, increased by $10,171,417 or 1.5 times, as compared to March 31, 2022. Total cost of revenue increased, to align with the exponential expanded sale of horticulture lighting products.

Gross Profit.    We achieved a gross profit of $1,724,835 and $334,457 for the six months ended March 31, 2023, and 2022, respectively. The increase in gross profit is primarily attributable to the impressive sale of lighting products for horticulture. The gross profit margin increased from 4.70% to 9.24% for the six months ended March 31, 2023. The gross profit margin is higher, as compared with 2022, mainly due to the successful utilization of the economies of scales in 2023.

Operating Expenses.    We incurred operating expenses of $1,585,999 and $472,539 for the six months ended March 31, 2023, and 2022, respectively. Operating expenses for the six months ended March 31, 2023, consisted of $222,589 of development cost, $346,126 of selling and marketing expenses, $1,017,284 of administrative expenses. Operating expenses for the six months ended March 31, 2022, consisted of $205,877 of development cost, $83,162 of selling and marketing expenses and $183,500 of administrative expenses. The increase in operating expenses is attributable to the dramatic increase of sale of lighting products for horticulture business, breaking down primarily into i) advertising cost consisting of sample expenses, commission fees, payroll and related expenses of marketing staff, transportation expenses, that increase dramatically because of the launch of lighting horticulture products, ii) research and development expense that also include salaries and other compensation-related expenses for our research and product development team and iii) administrative expenses consisting of payroll and related expenses of the senior management and our employees, shared management expenses, including accounting, consulting, legal support services, rent and other expenses to provide operating support to the business.

Interest expense, net.    We shared interest expense of $18,347 with our Parent for the six months ended March 31, 2023, as compared to $76,741 for the six months ended March 31, 2022.

Other income.    Other income includes income generated from NRE (non-recurring engineering) and testing fee that is $222,957 for the six months ended March 31, 2023, as compared to $17,893 for the six months ended March 31, 2022.

Income Tax (Expense) Benefit.    Our income tax expenses for the six months ended March 31, 2023, was $95,155. For the six months ended March 31, 2022, there was a tax benefit of $32,494 from its operating loss.

Net Income (Loss).    We generated a net income of $248,291 and a net loss of $164,436 for the six months ended March 31, 2023, and 2022, respectively. The significant increase in net income is primarily attributable to the massive sale of horticulture lighting products.

Foreign currency translation adjustment.    For the six months ended March 31, 2023, and 2022, there is a foreign currency adjustment loss of $27,642 and a foreign currency adjustment gain of $1,489 respectively, due to the change of USD/HKD exchange rate.

Comprehensive Income.    We reported a comprehensive income of $220,649 for the six months ended March 31, 2023, and a comprehensive loss of $162,947 for the six months ended March 31, 2022, respectively.

Results of Operations

The following table sets forth certain operational data for the years ended September 30, 2022, and 2021:

	Years ended September 30,		Variance, increased (decreased) by
	2022	2021
	(US$ in thousands)		US$	%
Revenues, net	$55,313	$127	55,186	43454%

Cost of revenues	(51,612)	(90)	51,522	57247%

Gross profit	3,701	37	3,664	9903%

Less: Operating expenses
Research and development	(410)	(112)	298	266%
Selling and marketing	(290)	(42)	248	590%
General and administrative	(617)	(76)	541	712%

Income (loss) from operation	2,384	(193)	2,577	(1335)%

Other expense
Interest expense	(153)	—	153	100%
Other income, net	16	55	(39)	(71)%

Income (Loss) before Income Taxes	2,247	(138)	2,385	1728%

Income tax (expense) benefit	(371)	23	(394)	(1713)%

NET INCOME (LOSS)	1,876	(115)	1,991	(1731)%

Foreign currency adjustment (loss) gain	(5)	—	(5)	(100)%

COMPREHENSIVE INCOME (LOSS)	$1,871	$(115)	1,986	(1727)%

Revenue.    We generated revenues of $55,313,104 and $127,334 for the years ended September 30, 2022, and 2021, respectively. The operating revenue mainly relates to product sales of lighting products for horticulture use. Our revenue increased by approximately $55,185,770 or 433 times for the year ended September 30, 2022, from approximately $127,334 for the year ended September 30, 2021. This significant increase is due to the dramatically increased sale demand of horticulture lighting products from customers by transitioning from NRE (non-recurring engineering) as well as tooling stage to mass production stage. We expect client shall continue to place order on the end products and revenue shall sustain in the future. We will continue to work closely with the customers for further product development.

During the year ended September 30, 2022, and 2021, the customers who accounted for 10% or more of our revenues and its outstanding receivable balances at year-end dates, are as follows:

	Year ended September 30, 2022		September 30, 2022
Customer	Revenues	Percentage of revenues	Accounts receivable
Customer A	$51,342,838	93%	16,313,605
	Year ended September 30, 2021		September 30, 2021
Customer	Revenues	Percentage of revenues	Accounts receivable
Customer A	$85,247	67%	$2,750
Customer B	41,158	32%	—
Total	$126,405	99%	$2,750

The following table sets forth the revenue by the range of offering for the year ended September 30, 2022 and 2021:

Major products	Year ended September 30, 2022	Year ended September 30, 2021
High Performance LED Grow Light	$51,361,843	$3,683
Integrated Smart Product	$3,449,595	$—
Other supporting services	$501,665	$123,651
	$55,313,104	$127,334

Cost of Revenue.    Cost of revenue consists primarily of the cost of goods purchased from the vendors, Cost of revenue for the year ended September 30, 2022, increased by $51,522,218, or 572 times, as compared to September 30, 2021. Total cost of revenue increased, align with the exponential expanded sale of horticulture lighting products.

Gross Profit.    We achieved a gross profit of $3,700,648 and $37,096 for the years ended September 30, 2022, and 2021, respectively. The increase in gross profit is primarily attributable to the impressive sale of lighting products for horticulture. The gross profit margin decreased from 29.13% to 6.69% for the year ended September 30, 2022. The gross profit margin lower compare with 2021, mainly due to tooling transactions included in year 2021. Only few tooling transactions generated in year 2022, decreased compare with 2021.

The nature of tooling transactions refers the up-front cost of getting a product from a conceptual idea to the point it can start production, that is borne by the clients for new product development project. Upon successful completion and approval of the non-recurring engineering (NRE) stage by our major clients, we proceeded with most of the completion of the tooling transactions for mechanical parts, lenses, and other pertinent components in 2021. Only few tooling transactions generated in 2022. This was followed by a pilot production run and ultimately full-scale production in 2022. This timeline underscores our unwavering commitment to providing exceptional products and services to our esteemed customers. It is important to note that the gross margin for the tooling transaction was range between 30% to 40%, which is indicative of our ability to deliver premium services and solutions that provide optimal value to our clients.

Operating Expenses.    We incurred operating expenses of $1,316,961 and $230,259 for the years ended September 30, 2022, and 2021, respectively. Operating expenses for the year ended September 30, 2022, consisted of $409,639 of product development cost, $289,713 of selling and marketing expenses, $617,609 of administrative expenses. Operating expenses for the year ended September 30, 2021, consisted of $112,431 of product development cost, $41,526 of selling and marketing expenses and $76,302 of administrative expenses. The increase in operating expenses is attributable to the dramatic increase of sale of lighting products for horticulture business, breaking down primarily into i) advertising cost consisting of payroll and related expenses of marketing staff, transportation expenses, that increase dramatically because of the launch of lighting horticulture products, ii) research and development expense that also include salaries and other compensation-related expenses for our research and product development team and iii) administrative expenses consisting of payroll and related expenses of the senior management and our employees, shared management expenses, including accounting, consulting, legal support services, rent and other expenses to provide operating support to the business.

Other Expense — interest expense.    We shared interest expense of $153,014 with our Parent for the year ended September 30, 2022.

Income Tax (Expense) Benefit.    Our income tax expenses for the year ended September 30, 2022, was $370,745. For the year ended September 30, 2021, there was a tax benefit of $22,844 from its operating loss.

Net Income (Loss).    We generated a net income of $1,876,194 and a net loss of $115,604 for the years ended September 30, 2022, and 2021, respectively. The significant increase in net income is primarily attributable to the massive sale of horticulture lighting products.

Foreign currency translation adjustment.    For the years ended September 30, 2022, and 2021, there is a foreign currency adjustment loss of $4,898 and a foreign currency adjustment gain of $308 respectively, due to the change of USD/HKD exchange rate.

Comprehensive Income.    We reported a comprehensive income of $1,871,296 for the year ended September 30, 2022, and a comprehensive loss of $115,296 for the year ended September 30, 2021, respectively.

Liquidity and Capital Resources

As of March 31, 2023, we had accounts receivable of $4,487,248, cash of $568,598, prepayments (related party) of $5,095,548, prepayments and other receivables of $878,321, account payable (related party) of $480,045, account payable of $101,737, accrued liabilities and other payables of $76,766, contract liabilities of $1,792,366, amounts due to related parties of $1,016,951 and income tax liabilities of $441,900. The working capital surplus was $7,119,950.

The following summarizes the key component of our cash flows for the six months ended March 31, 2023 and 2022.

	Six months ended March 31,
	2023	2022
Net cash (used in) provided by operating activities	$(3,935,352)	$3,703,959
Net cash (used in) provided by investing activities	$—	$—
Net cash provided by (used in) financing activities	$4,531,631	$(3,673,853)

Net Cash (Used In) Provided by Operating Activities.

For the six months ended March 31, 2023, net cash used in operating activities was $3,935,352 which consisted primarily of net income of $248,291. Changes in operating assets and liabilities primarily included: (i) decrease in account receivable of $15,298,065, (ii) increase in accounts payable, third party of $101,737, (iii) increase in accrued liabilities and other payables of $76,766, (iv) increase in amount due to related party of $45,860, and (v) increase in income tax liabilities of $94,938, partially offset by (i) increase in prepayment, related party of $5,095,548, (ii) increase in prepayment of $483,953, (iii) increase in other receivables of $394,368, (iv) decrease in accounts payable, related party of $12,931,480, and (v) decrease in contract liabilities of $895,660.

For the six months ended March 31, 2022, net cash provided by operating activities was $3,703,959 which consisted primarily of net loss of $164,436. Changes in operating assets and liabilities primarily included: (i) decrease in income tax liabilities of $664, (ii) increase in accounts receivable of $185,643, partially offset by (i) increase in account payable, related party of $622,770 and (ii) increase in accrued liabilities and other payable of $13,749, and (iii) increase of contract liabilities of $3,418,183.

Net Cash (Used In) Provided by Investing Activities.

For the six months ended March 31, 2023, there is no net cash provided by investing activities.

For the six months ended March 31, 2022, there is no net cash provided by investing activities.

Net Cash (Used In) Provided by Financing Activities.

Net cash provided by financing activities was $4,351,631 for the six months ended March 31, 2023. The financing activities are due to advancement from parent company $794,383, capital contributions from shareholders of $3,300,000, and proceeds of interest-free loan from related parties of $1,000,000, partially offset by payment of deferred offering costs of $279,102 and repayment to related parties of $283,650.

Net cash used in financing activities was $3,673,853 for the six months ended March 31, 2022. The financing activities are due to net changes in parent company investment.

As of September 30, 2022, we had accounts receivable of $19,785,313, account payable (related party) of $13,411,525, contract liabilities of $2,688,026 and income tax liabilities of $346,962. The working capital surplus was $3,338,800.

The following summarizes the key component of our cash flows for the years ended September 30, 2022 and 2021.

	Years ended September 30,
	2022	2021
Net cash (used in) provided by operating activities	$(1,738,065)	$160,793
Net cash (used in) provided by investing activities	$—	$—
Net cash provided by (used in) financing activities	$1,743,962	$(161,162)

Net Cash (Used In) Provided by Operating Activities.

For the year ended September 30, 2022, net cash used in operating activities was $1,738,065 which consisted primarily of net income of $1,876,194. There is an adjustment to reconcile net income (loss) to net cash provided by operating activities which is deferred income tax provision of $22,667. Changes in operating assets and liabilities primarily included: (i) increase of amount due to related party of $13,411,525, (ii) increase of contract liabilities of $2,386,035, and (iii) increase of income tax payable of $348,077, partially offset by an increase in account receivable of $19,782,563.

Net Cash (Used In) Provided by Investing Activities.

For the year ended September 30, 2022, there is no net cash provided by investing activities.

Net Cash (Used In) Provided by Financing Activities.

Net cash provided by financing activities was $1,743,962 for the year ended September 30, 2022. The financing activities in both fiscal years are due to net changes in parent company investment.

We believe that our current sources of liquidity discussed below are adequate to support general operations for at least the next 12 months.

Our future liquidity, ability to make necessary capital expenditures, the payment of accounts and other payables, as and when they become due, will primarily depend on our ability to maintain adequate cash inflows from our operating activities and adequate external financing. Our ability to generate adequate cash inflows from operating activities may be affected by our future operating performance, prevailing economic conditions, our financial, business and other factors, many of which are beyond our control.

Material Cash Requirements

LEW Business generated a net income for the six months ended March 31, 2023 with a comprehensive income of $220,649. Management of LEW expects to continue to report profitable operating results for the foreseeable future.

The LEW business made a net income for the year ended September 30, 2022, although we suffered net loss in the comparable year of 2021. We expect to generate consistent profitable operating results in the future. We also expect net cash expended in 2023 to be higher than 2022. As of September 30, 2022, LEW had a comprehensive income of $1,871,296. The material cash requirements are highly dependent upon the additional financial support from its business operations in the next 12-18 months.

Capital expenditure and commitments

As of March 31, 2023, and September 30, 2022, we had no material capital commitments.

Off-Balance Sheet Arrangements

We have not entered into any material off-balance sheet transactions and arrangements during the six months ended March 31, 2023, and 2022.

Quantitative and Qualitative Disclosures about Market Risk

The business is exposed to market risks in the ordinary course of its business. Market risk represents the risk of loss that may impact its financial position due to adverse changes in financial market prices and rates. Its market risk exposure is primarily associated with interest rate, credit, liquidity, foreign currency, and economic and political risk in all its major operations.

(a)     Credit risk

Financial instruments that are potentially subject to credit risk consist principally of cash and trade receivables. Cash equivalents are maintained with high credit quality institutions in Hong Kong, the composition and maturities of which are regularly monitored by the management. The Hong Kong Deposit Protection Board pays compensation up to a limit of HK$500,000 (US$63,694) if the bank in Hong Kong with which an individual/a company hold its eligible deposit fails. Trade receivables is substantially mitigated by its ongoing credit evaluation process and relatively short collection terms. The Company does not generally require collateral from customers. The Company evaluates the need for an allowance for doubtful accounts based upon factors affecting the credit risk of specific customers, historical trends and other information.

(b)    Economic and political risk

The Company’s major operations are conducted in Hong Kong. Accordingly, the political, economic, and legal environments in Hong Kong, as well as the general state of Hong Kong’s economy may influence the Company’s business, financial condition, and results of operations.

(c)     Exchange rate risk

The Company cannot guarantee that the current exchange rate will remain steady; therefore, there is a possibility that the Company could post the same amount of profit for two comparable periods and because of the fluctuating exchange rate, actually post higher or lower profit depending on exchange rate of HKD converted to US$ on that date. The exchange rate could fluctuate depending on changes in political and economic environments without notice. In fact, the HKD is pegged at a range of HK$7.75 to HK$7.85 to US$1, the Company evaluates the exchange rate risk is controllable.

Critical accounting policies and estimates

The financial statements and accompanying notes have been prepared in accordance with U.S. GAAP. The preparation of these financial statements and accompanying notes requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We have identified certain accounting policies that are significant to the preparation of the financial statements. These accounting policies are important for an understanding of our financial condition and results of operations. Critical accounting policies are those that are most important to the portrayal of our financial conditions and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods, which include the following: (i) Revenue recognition; (ii) Accounts receivable. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. While our significant accounting policies are more fully described in Note 2 to our financial statements included elsewhere in this registration statement, we believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements.

•        Allowance for doubtful accounts

Accounts receivables are represented the proceeds or payment which the Company will receive from its customers who have purchased its goods on credit. The accounts receivable is measured at cost and recorded on our consolidated balance sheets.

At the end of each period, the Company specifically evaluates individual customer’s financial condition, credit history, and the current economic conditions to monitor the progress of the collection of accounts receivables. The Company will consider the allowance for doubtful accounts for any estimated losses resulting from the inability of its customers to make required payments. For the receivables that are past due or not being paid according to payment terms, the appropriate actions are taken to exhaust all means of collection, including seeking legal resolution in a court of law. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate and adjusts the allowance when necessary. Delinquent account balances are written off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

We recorded no allowance in the six months ended March 31, 2023, and 2022, respectively, for accounts receivable.

We recorded no allowance in the years ended September 30, 2022, and 2021, respectively, for accounts receivable.

Recently Issued Accounting Pronouncements

See the discussion of the recent accounting pronouncements contained in Note 2 to the unaudited condensed consolidated financial statements and consolidated carve-out financial statements for the years ended September 30, 2022 and 2021, “SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES”.

JOBS Act

The JOBS Act permits an “emerging growth company” such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to use the extended transition period under the JOBS Act until the earlier of the date we (1) are no longer an emerging growth company or (2) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our consolidated carve-out financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

We will remain an emerging growth company until the earliest to occur of: (1) the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; (2) the date on which we are deemed to be a “large accelerated filer”, which would occur if the market value of our equity securities held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter; (3) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period; and (4) the last day of the fiscal year ending after the fifth anniversary of Ace’s initial public offering.

ACE’S BUSINESS

Overview

Ace Global Business Acquisition Limited, or Ace, was incorporated as a blank check company on November 2, 2020, under the laws of the British Virgin Islands, for the purpose of entering into a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or similar business combination with one or more businesses or entities, which we refer to as a “target business”. Ace’s efforts to identify a prospective target business were not limited to any particular industry or geographic location.

Ace’s second amended and restated memorandum and articles of association provide that, in the absence of shareholder approval for a further extension, and if it does not consummate a Business Combination by October 8, 2023, it will liquidate the Company’s trust account and distribute the funds included therein to the holders of its securities sold in its IPO and dissolve.

Offering Proceeds Held in Trust

Ace completed its IPO on April 8, 2021, of 4,000,000 units, with each unit consisting of one ACBA Share, $0.001 par value per share and one redeemable ACBA Warrant. Simultaneous with the consummation of the IPO, we consummated the private placement of 280,000 Private Placement Units at a price of $10.00 per Private Placement Unit, generating total proceeds of $2,800,000. The Private Placement Units were purchased by Ace’s Sponsor. The underwriters in the IPO exercised the over-allotment option in full and on April 9, 2021, the underwriters purchased 600,000 over-allotment option Units, which were sold at an offering price of $10.00 per Unit, generating gross proceeds of $6,000,000. On April 9, 2021, simultaneous with the sale of the over-allotment option units, the Company consummated the private sale of an additional 24,000 Private Units, generating gross proceeds of $240,000.

After deducting the underwriting discounts and deferred underwriting commissions and the offering expenses, a total of $46,920,000 was initially deposited into a trust account established for the benefit of Ace’s public shareholders, and the remaining proceeds became available to be used to provide for business, legal and accounting due diligence on prospective business combinations and continuing general and administrative expenses.

On each of March 28, 2022, July 6, 2022 and September 28, 2022, Ace issued Notes in the amount of $455,400, $455,400 and $455,400 respectively to its Sponsor, pursuant to which such amount had been deposited into the Company’s trust account to extend the amount of available time to complete a business combination until January 8, 2023.

On January 5, 2023, Ace held its annual meeting of shareholders. As approved by its shareholders at the annual meeting, Ace entered into an amendment (the “Trust Amendment”) to the investment management trust agreement, dated April 5, 2021, with Continental Stock Transfer & Trust Company on January 5, 2023. Pursuant to the Trust Amendment, Ace has the right to extend the time to complete a business combination a total of five (5) times, as follows: (i) two (2) times for an additional three (3) months each time from January 8, 2023 to July 8, 2023 by depositing into the Company’s trust account $0.15 for each three-month extension for each issued and outstanding ACBA Ordinary Share issued in the IPO that has not been redeemed (each, a “Public Share”), followed by (ii) three (3) times for an additional one (1) month each time from July 8, 2023 to October 8, 2023 by depositing into the Company’s trust account $0.05 for each one-month extension for each issued and outstanding Public Share (each, an “Extension Payment”).

On January 5, 2023 and March 24, 2023, Ace issued Notes in the aggregate principal amount of $350,332 and $350,332 to the Sponsor, pursuant to which such amount had been deposited into the Company’s trust account in order to extend the amount of available time to complete a business combination until July 8, 2023.

On June 13, 2023, Ace issued Notes in the aggregate principal amount of $116,777 to the Sponsor, pursuant to which such amount had been deposited into the Company’s trust account in order to extend the amount of available time to complete a business combination until August 8, 2023.

The Notes do not bear interest and mature upon closing of a business combination by the Company. In addition, the Notes may be converted by the holder into units of the Company identical to the units issued in the Company’s initial public offering at a price of $10.00 per unit.

On January 5, 2023, 2,264,453 shares were redeemed by a number of shareholders at a price of approximately $10.65 per share, in an aggregate principal amount of $24,120,397.36. None of the funds held in trust will be released from the trust account, other than interest income to pay any tax obligations, until the earlier of the completion of an initial business combination within the required time period or our entry into liquidation if we have not completed a business combination by October 8, 2023.

As of April 30, 2023, we have approximately $67,402 of unused net proceeds that were not deposited into the trust account to pay future general and administrative expenses. The net proceeds deposited into the trust account remain on deposit in the trust account earning interest. As of April 30, 2023, there was $25,936,616 held in the trust account.

Business Combination Activities

On December 23, 2022, Ace has entered into the Merger Agreement with LEW. Subject to the satisfaction of the conditions set forth in the Merger Agreement and in accordance with the applicable laws, Ace will merge with and into PubCo, in which PubCo will be the surviving entity. Immediately following the Reincorporation, the parties of the Merger Agreement shall effect a merger of Merger Sub with and into LEW in which LEW will be the surviving entity and a wholly owned subsidiary of PubCo.

In the absence of shareholder approval for a further extension, if the Business Combination is not consummated by October 8, 2023, Ace will distribute the proceeds held in the trust account to its public shareholders, liquidate and dissolve.

Redemption Rights

Pursuant to Ace’s Amended and Restated Memorandum and Articles of Association, Ace’s shareholders (except the initial shareholders and the officers and directors of Ace) will be entitled to redeem their Ace Shares for a pro rata share of the trust account (currently anticipated to be no less than approximately $11.11 per ordinary share for shareholders) net of taxes payable irrespective whether they vote or abstain to vote on the Reincorporation Merger Proposal or the Acquisition Merger Proposal. However, if the Business Combination is not completed, any Ace shareholders electing to exercise their redemption rights will not be entitled to receive such payments and their ACBA Ordinary Shares will be returned to them.

Ace’s initial shareholders do not have redemption rights with respect to any ordinary shares owned by them, directly or indirectly (nor will they seek appraisal rights with respect to such ordinary shares if appraisal rights would be available to them).

Automatic Dissolution and Subsequent Liquidation of Trust Account if No Business Combination

If we do not consummate a business combination by August 8, 2023 (or October 8, 2023, if we extend the period of time to consummate the business combination), it will trigger our automatic winding up, liquidation and subsequent dissolution pursuant to the terms of Ace’s Amended and Restated Memorandum and Articles of Association. As a result, this has the same effect as if we had formally gone through a voluntary liquidation procedure under the BVI BC Act. Accordingly, no vote would be required from our shareholders to commence such a voluntary winding up, dissolution and liquidation. However, if we anticipate that we may not be able to consummate our initial business combination by August 8, 2023, we may, but are not obligated, to extend the period of time to consummate a business combination by three additional one-month periods (for a total of up to 6 months to consummate a business combination). Pursuant to the terms of Ace’s Amended and Restated Memorandum and Articles of Association and the trust agreement entered into between us and Continental Stock Transfer & Trust Company, LLC, in order to extend the time available for us to consummate our initial business combination, our insiders or their affiliates or designees, upon five days advance notice prior to the applicable deadline, must deposit into the trust account $350,332 ($0.15 per public share), on or prior to the date of the applicable deadline. The insiders will receive a non-interest bearing, unsecured promissory note equal to the amount of any such deposit that will not be repaid in the event that we are unable to close a business combination unless there are funds available outside the Trust Account to do so. Such notes would either be paid upon consummation of our initial business combination, or, at the lender’s discretion, converted upon consummation of our business combination into additional private units at a price of $10.00 per unit. Our shareholders have approved the issuance of the units upon conversion of such notes, to the extent the holder wishes to so convert such notes at the time of the consummation of our initial business combination. In the event that we receive notice from our insiders five days prior to the applicable deadline of their intent to effect an extension, we intend to issue a press release announcing such intention at least three days prior to the applicable deadline. In addition, we intend to issue a press release the day after the applicable deadline announcing whether or not the funds had been timely deposited. Our insiders and their affiliates or designees are not obligated to fund the trust account to extend the time for us to consummate our initial business combination. To the extent that some, but not all, of our insiders, decide to extend the period of time to consummate our initial business combination, such insiders (or their affiliates or designees) may deposit the entire amount required. If we are unable to consummate our initial business combination within such time period, we will, as promptly as possible but not more than ten business days thereafter, redeem 100% of our outstanding public shares for a pro rata portion of the funds held in the trust account, including a pro rata portion of any interest earned on the funds held in the trust account and not necessary to pay our taxes, and then seek to liquidate and dissolve. However, we may not be able to distribute such amounts as a result of claims of creditors which may take priority over the claims of our public shareholders. In the event of our dissolution and liquidation, the public rights will expire worthless.

The amount in the trust account under the BVI BC Act will be treated as funds distributable provided that immediately following the date on which the proposed distribution is proposed to be made, we are able to pay our debts as they fall due in the ordinary course of business and our assets exceed our liabilities. If we are forced to liquidate the trust account, we anticipate that we would distribute to our public shareholders the amount in the trust account calculated as of the date that is two days prior to the distribution date (including any accrued interest). Prior to such distribution, we would be required to assess all claims that may be potentially brought against us by our creditors for amounts they are actually owed and make provision for such amounts, as creditors take priority over our public shareholders with respect to amounts that are owed to them. We cannot assure you that we will properly assess all claims that may be potentially brought against us. As such, our shareholders could potentially be liable for any claims of creditors to the extent of distributions received by them as an unlawful payment in the event we enter an insolvent liquidation. Furthermore, while we will seek to have all vendors and service providers (which would include any third parties we engaged to assist us in any way in connection with our search for a target business) and prospective target businesses execute agreements with us waiving any right, title, interest or claim of any kind they may have in or to any monies held in the trust account, there is no guarantee that they will execute such agreements. Nor is there any guarantee that, even if such entities execute such agreements with us, they will not seek recourse against the trust account or that a court would conclude that such agreements are legally enforceable.

Each of our initial shareholders and our Sponsor has agreed to waive its rights to participate in any liquidation of our trust account or other assets with respect to the insider shares and Private Placement Units and to vote their insider shares and private shares in favor of any dissolution and plan of distribution which we submit to a vote of shareholders. There will be no distribution from the trust account with respect to our warrants or rights, which will expire worthless.

If we are unable to consummate an initial business combination and expend all of the net proceeds of the IPO, other than the proceeds deposited in the trust account, and without taking into account interest, if any, earned on the trust account, the initial per-share distribution from the trust account would be $11.11.

The proceeds deposited in the trust account could, however, become subject to the claims of our creditors which would be prior to the claims of our public shareholders. Although we will seek to have all vendors, including lenders for money borrowed, prospective target businesses or other entities we engage execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of our public shareholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the trust account, including but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with a claim against our assets, including the funds held in the trust account. If any third party refused to execute an agreement waiving such claims to the monies held in the trust account, we would perform an analysis of the alternatives available to us if we chose not to engage such third party and evaluate if such engagement would be in the best interest of our shareholders if such third party refused to waive such claims. Examples of possible instances where we may engage a third party that refused to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a provider of required services willing to provide the waiver. In any event, our management would perform an analysis of the alternatives available to it and would only enter into an agreement with a third party that did not execute a waiver if management believed that such third party’s engagement would be significantly more beneficial to us than any alternative. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the trust account for any reason.

Ace Global Investment Limited, our Sponsor, has agreed that, if we liquidate the trust account prior to the consummation of a business combination, it will be liable to pay debts and obligations to target businesses or vendors or other entities that are owed money by us for services rendered or contracted for or products sold to us in excess of the net proceeds of the IPO not held in the trust account, but only to the extent necessary to ensure that such debts or obligations do not reduce the amounts in the trust account and only if such parties have not executed a waiver agreement. However, we cannot assure you that he will be able to satisfy those obligations if he is required to do so. Accordingly, the actual per-share distribution could be less than $11.11 due to claims of creditors. Additionally, if we are deemed insolvent for the purposes of the Insolvency Act, or we are required to immediately enter insolvent liquidation, the proceeds held in the trust account could be subject to applicable insolvency law and may be included in our insolvent estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any insolvency claims deplete the trust account, we cannot assure you we will be able to return to our public shareholders at least $11.11 per share.

Facilities

We maintain our principal executive offices at Rm. 806, 8/F, Tower 2, Lippo Centre, No. 89 Queensway, Admiralty, Hong Kong. The cost for this space is provided to us by Ace Global Investment Limited, as part of the $10,000 per month payment we make to it for office space and related services. We consider our current office space adequate for our current operations.

Employees

We have two executive officers. These individuals are not obligated to devote any specific number of hours to our matters and intend to devote only as much time as they deem necessary to our affairs. The amount of time they will devote in any time period will vary based on whether a target business has been selected for the business combination and the stage of the business combination process the company is in. Accordingly, once management locates a suitable target business to acquire, they will spend more time investigating such target business and negotiating and processing the business combination (and consequently spend more time on our affairs) than they would prior to locating a suitable target business. We presently expect our executive officers to devote such amount of time as they reasonably believe is necessary to our business (which could range from only a few hours a week while we are trying to locate a potential target business to a majority of their time as we move into serious negotiations with a target business for a business combination). We do not intend to have any full-time employees prior to the consummation of a business combination.

Compliance and Legal Proceedings

We may be involved in legal proceedings in the ordinary course of business from time to time. To date, none of us or our officers or directors were involved in any litigation, arbitration or administrative proceedings which could have a material adverse impact on our business, financial condition or results of operations. As of the date of this statement, we are not aware of any pending or threatened litigation, arbitration or administrative proceedings against us or our directors which may have a material and adverse impact on our business, financial condition or results of operations.

SELECTED HISTORICAL FINANCIAL INFORMATION OF ACE

The following table sets forth selected historical financial information derived from Ace’s audited financial statements for the three months ended March 31, 2023 and 2022, and the years ended December 31, 2022 and 2021, which is included elsewhere in this proxy statement. Such financial information should be read in conjunction with the audited financial statements and related notes included elsewhere in this proxy statement.

The historical results of Ace included below and elsewhere in this proxy statement/prospectus are not necessarily indicative of the future performance of Ace. You should read the following selected financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Ace” and the financial statements and the related notes appearing elsewhere in this proxy statement/prospectus.

	Three months ended March 31, 2023	Three months ended March 31, 2022	Year ended December 31, 2022	Year ended December 31, 2021
	(in thousands, except share and per-share data)		(in thousands, except share and per-share data)
Income Statement Data:
Operating costs	$(589)	$(234)	$(839)	$(1,024)
Interest income, dividend income and change in fair value of warrant liabilities	$274	$(75)	$1,923	$21
Net income (loss)	$(315)	$(309)	$1,084	$(1,003)
Basic and diluted net income (loss) per share, subject to possible redemption	$0.07	$(0.05)	$0.29	$0.22
Basic and diluted net loss per share, attributable to Ace	$(0.33)	$(0.05)	$(0.16)	$(1.27)
Weighted average shares outstanding, basic and diluted, subject to possible redemption	2,461,350	4,600,000	4,600,000	3,352,329
Weighted average shares outstanding, basic and diluted, attributable to Ace	1,454,000	1,454,000	1,454,000	1,371,545
	March 31, 2023	December 31, 2022	December 31, 2021
	(in thousands, except share and per-share data)
Balance Sheet Data:
Total assets	$25,976	$49,074	$47,107
Total liabilities	$5,505	$4,166	$3,284
Ordinary shares subject to possible redemption	$25,840	$48,982	$46,920
Total shareholders’ deficit	$(5,369)	$(4,075)	$(3,097)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF ACE

The following discussion should be read in conjunction with our Financial Statements and footnotes thereto contained in this report.

Overview

Ace was incorporated as a blank check company on November 2, 2020, under the laws of the British Virgin Islands, for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or similar business combination with one or more businesses or entities, which we refer to as a “target business”.

We presently have no revenue, have had losses since inception from incurring formation costs and have no other operations other than the active solicitation of a target business with which to consummate a business combination. We have relied upon the sale of our securities and loans from our officers and directors to fund our operations.

Offering Proceeds Held in Trust

Ace completed its IPO on April 8, 2021, of 4,000,000 units, with each unit consisting of one Ace Share, $0.001 par value per share, and one Ace Warrant. Simultaneous with the consummation of the IPO, we consummated the private placement of 280,000 Private Placement Units at a price of $10.00 per Private Placement Unit, generating total proceeds of $2,800,000. The Private Placement Units were purchased by Ace’s sponsor. The underwriters in the IPO exercised the over-allotment option and on April 9, 2021, the underwriters purchased 600,000 over-allotment option Units, which were sold at an offering price of $10.00 per Unit, generating gross proceeds of $6,000,000. On April 9, 2021, simultaneous with the sale of the over-allotment units, the Company consummated the private sale of an additional 24,000 Private Units, generating gross proceeds of $240,000.

After deducting the underwriting discounts and deferred underwriting commissions and the offering expenses, a total of $46,920,000 was deposited into a trust account established for the benefit of Ace’s public shareholders.

On March 28, 2022, July 6, 2022, September 28, 2022, January 5, 2023 and March 24, 2023, Ace issued Notes in the amount of $455,400, $455,400, $455,400, $350,332 and $350,332, respectively to the Sponsor, pursuant to which such amount had been deposited into the trust account in order to extend the amount of available time to complete a business combination until July 8, 2023.

As of April 30, 2023, we have approximately $67,402 of unused net proceeds that were not deposited into the trust account to pay future general and administrative expenses. The net proceeds deposited into the trust account remain on deposit in the trust account, earning interest. As of April 30, 2023, there was $25,936,616 held in the trust account.

Our management has broad discretion with respect to the specific application of the net proceeds of the IPO and the private placement, although substantially all of the net proceeds are intended to be applied generally towards consummating a business combination successfully.

Results of Operations

We have neither engaged in any operations nor generated any revenues to date. Our only activities from inception through December 31, 2022, were organizational activities, those necessary to prepare for the IPO, described below, and, after our IPO, identifying a target company for a Business Combination. We do not expect to generate any operating revenues until after the completion of our Business Combination. We generate non-operating income in the form of interest income on marketable securities held in the Trust Account. We incur expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.

For the three months ended March 31, 2023, we had a net loss of $315,433, which was comprised of operating costs of $589,095, offset by change in the fair value of the warrant liability of $4,352 and dividend earned on the marketable securities held in Trust Account of $278,012 and interest income of $2.

For the three months ended March 31, 2022, we had a net loss of $309,109, which was comprised of operating costs of $233,837, offset by change in the fair value of the warrant liability of $80,000 and dividend earned on the marketable securities held in Trust Account of $4,725 and interest income of $3.

For the year ended December 31, 2022, we had a net income of $1,084,218, which was comprised of change in the fair value of the warrant liability of $1,230,000 and dividend earned on the marketable securities held in Trust Account of $693,058 and interest income of $12, offset by operating costs of $838,852.

For the year ended December 31, 2021, we had a net loss of $1,002,595 which was comprised of operating costs of $1,024,127, offset by a change in the fair value of the warrant liability of $18,560, dividend earned on the marketable securities held in Trust Account of $2,930 and interest income of $42.

Liquidity and Capital Resources

On April 8, 2021, we consummated the IPO of 4,000,000 Units, at a price of $10.00 per Unit, generating gross proceeds of $40,000,000. Simultaneous with the closing of the IPO, we consummated the sale of 280,000 Private Placement Units to our Sponsor, generating gross proceeds of $2,800,000. Subsequently, the underwriters exercised their over-allotment in full, and the closing of the issuance and sale of the additional public units occurred on April 9, 2021. The total aggregate issuance by Ace of 600,000 units at a price of $10.00 per unit resulted in gross proceeds of $6,000,000. On April 9, 2021, simultaneous with the sale of the over-allotment units, Ace consummated the private sale of an additional 24,000 private units, generating gross proceeds of $240,000.

Following the IPO and the exercise of the over-allotment option, a total of $46,920,000 was placed in the Trust Account. We incurred approximately $1,125,000 in IPO related costs, including $920,000 of underwriting fees and approximately $205,000 of IPO related costs.

On January 5, 2023, 2,264,453 shares were redeemed by certain shareholders at a price of approximately $10.65 per share, including interest generated and extension payments deposited in the Trust Account, in an aggregate amount of $24,120,397.

On March 31, 2023, we had marketable securities held in the Trust Account of $25,840,468. On December 31, 2022, we had marketable securities held in the Trust Account of $48,982,188. We intend to use substantially all of the funds held in the trust account to acquire a target business or businesses and to pay our expenses relating thereto. To the extent that our share capital is used in whole or in part as consideration to affect our initial business combination, the remaining proceeds held in the trust account will be used as working capital to finance the operations of the target business. Such working capital funds could be used in a variety of ways including continuing or expanding the target business’ operations, for strategic acquisitions and for marketing, research and development of existing or new products. Such funds could also be used to repay any operating expenses or finders’ fees which we had incurred prior to the completion of our initial business combination if the funds available to us outside of the trust account were insufficient to cover such expenses.

As of March 31, 2023, we had cash of $75,793. Until the consummation of the initial public offering, the Company’s only source of liquidity was an initial purchase of ordinary shares by the Sponsor, monies loaned by the Sponsor under a certain unsecured promissory note and advances from the Sponsor.

As of December 31, 2022, we had cash of $91,432. Until the consummation of the initial public offering, the Company’s only source of liquidity was an initial purchase of ordinary shares by the Sponsor, monies loaned by the Sponsor under a certain unsecured promissory note and advances from the Sponsor.

In order to fund working capital deficiencies or finance transaction costs in connection with an initial business combination, our Sponsor or an affiliate of our Sponsor, or our officers and directors may, but are not obligated to loan us funds. If we consummate our initial business combination, we will repay such loaned amounts. In the event that our initial business combination does not close, we may use a portion of the working capital held outside the trust account to repay such loaned amounts but no proceeds from our trust account would be used for such repayment. Such loans would be evidenced by promissory notes. Up to $1,548,156 of working capital outstanding balance may be convertible into Private Placement Units, at a price of $10.00 per Unit.

As of March 31, 2023 and December 31, 2022, the note payable balance of $2,066,865 and $1,366,200, respectively.

We do not believe we will need to raise additional funds in order to meet the expenditures required for operating our business prior to our initial business combination. However, if our estimates of the costs of identifying a target business, undertaking in-depth due diligence and negotiating an initial business combination are less than the actual amount necessary to do so, we may have insufficient funds available to operate our business prior to our business combination. Moreover, we may need to obtain additional financing either to consummate our business combination or because we become obligated to redeem a significant number of our public shares upon completion of our business combination, in which case we may issue additional securities or incur debt in connection with such business combination. If we are unable to consummate our initial business combination because we do not have sufficient funds available to us, we will be forced to cease operations and liquidate the trust account.

Off-Balance Sheet Arrangements

We have no obligations, assets or liabilities which would be considered off-balance sheet arrangements as of March 31, 2023 and December 31, 2022. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

Contractual Obligations

We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities other than an agreement to pay our Sponsor a monthly fee of $10,000 for general and administrative services, including office space, utilities and administrative services to the Company. We began incurring these fees on April 8, 2021 and will continue to incur these fees monthly until the earlier of the completion of the business combination and the Company’s liquidation.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. We have identified the following critical accounting policies:

Ordinary Shares Subject to Possible Redemption

The Company accounts for its ordinary shares subject to possible redemption in accordance with the guidance in ASC Topic 480 Distinguishing Liabilities from Equity. Ordinary share subject to mandatory redemption (if any) is classified as a liability instrument and is measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. The Company’s ordinary shares feature certain redemption rights that are subject to the occurrence of uncertain future events and considered to be outside of the Company’s control.

Net Income (Loss) Per Share

The Company calculates net loss per share in accordance with ASC Topic 260, Earnings per Share. In order to determine the net income (loss) attributable to both the redeemable shares and non-redeemable shares, the Company first considered the undistributed income (loss) allocable to both the redeemable common stock and non-redeemable common stock and the undistributed income (loss) is calculated using the total net loss less any dividends paid. The Company then allocated the undistributed income (loss) ratably based on the weighted average number of shares outstanding between the redeemable and non-redeemable common stock. Any remeasurement of the accretion to the redemption value of the common stock subject to possible redemption was considered to be dividends paid to the public shareholders.

Warrant liabilities

The Company accounts for the Warrants in accordance with the guidance contained in ASC 815-40-15-7D and 7F under which the Private Warrants do not meet the criteria for equity treatment and must be recorded as liabilities. Accordingly, the Company classifies the Private Warrants as liabilities at their fair value and adjusts the Private Warrants to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our statement of operations. The Private Warrants are valued using a Black Scholes model.

Recent accounting pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on our condensed financial statements.

Quantitative and Qualitative Disclosures about Market Risk

The net proceeds of the IPO held in the trust account may be invested in U.S. government treasury bills, notes or bonds with a maturity of 180 days or less, or in certain money market funds that invest solely in US treasuries. Due to the short-term nature of these investments, we believe there will be no associated material exposure to interest rate risk when and if the net proceeds are invested in such securities.

Related Party Transactions

Founder Shares

In November 2020, Ace issued an aggregate of 1,000 founder shares to its initial shareholders for an aggregate purchase price of $1.

In December 2020, Ace issued an aggregate of 1,149,000 additional founder shares to the initial shareholders for an aggregate purchase price of $24,999.

Advance from Related Parties

As of March 31, 2023, December 31, 2022, and 2021, the Company had a temporary advance from a shareholder and related party for its deferred cost of the Initial Public Offering. The balance is unsecured, interest-free and has no fixed terms of repayment. As of March 31, 2023, December 31, 2022, and 2021, the balances due to related parties were $1,548,156, $893,814 and $185,867, respectively.

Administrative Services Agreement

The Company is obligated, commencing from April 1, 2021, to pay Ace Global Investment Limited a monthly fee of $10,000 for general and administrative services. This agreement will terminate upon completion of the Company’s business combination or the liquidation of the trust account to public shareholders.

Related Party Extensions Loan

The Company originally had 12 months after the consummation of the IPO to consummate an initial business combination and may extend such period to a total of 21 months after the consummation of the IPO. The Company currently expects that the Business Combination will occur as soon as practicable following the Extraordinary General Meeting and no later than July 8, 2023, but only after PubCo holds a statutory meeting of shareholders, which is expected to be held 10 days after the date of this proxy statement/prospectus. However, if the Company anticipates that it may not be able to consummate its initial business combination on or before July 8, 2023, the Company may, but is not obligated to, further extend the period of time to consummate a business combination through October 8, 2023. As approved by its shareholders at the annual meeting of the Company’s shareholders held on January 5, 2023, the Company entered into an amendment to the investment management trust agreement, dated January 5, 2023, with Continental Stock Transfer & Trust Company and filed a second amended and restated memorandum and articles of association, giving the Company the right to extend the time to complete a business combination a total of five (5) times, as follows: (i) two (2) times for an additional three (3) months each time from January 8, 2023 to July 8, 2023 by depositing into the trust account $0.15 for each three-month extension for each issued and outstanding ACBA Ordinary Share issued in the IPO that has not been redeemed, followed by (ii) three (3) times for an additional one (1) month each time from July 8, 2023 to October 8, 2023 by depositing into the trust account $0.05 for each one-month extension for each issued and outstanding ACBA Ordinary Share issued in the IPO that has not been redeemed.

On each of March 28, 2022, July 6, 2022, September 28, 2022, January 5, 2023 and March 24, 2023, the Company issued Notes in the amount of $455,400, $455,400, $455,400, $350,332 and $350,332, respectively to the Sponsor, pursuant to which such amount had been deposited into the Trust Account in order to extend the amount of available time to complete a business combination until July 8, 2023.

On June 13, 2023, the Company issued Notes in the amount of $116,777 to the Sponsor, pursuant to which such amount had been deposited into the Trust Account in order to extend the amount of available time to complete a business combination until August 8, 2023.

The Notes issued do not bear interest and matures upon the closing of the business combination by the Company. In addition, the Notes may be converted by the holder into units of the Company identical to the units issued in the Company’s IPO at a price of $10.00 per unit.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information presents the combination of the financial information of ACBA and LEW adjusted to give effect to the Business Combination and related transactions. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. Defined terms included below have the same meaning as terms defined and included elsewhere in this proxy statement/prospectus.

The unaudited pro forma combined balance sheet as of March 31, 2023, gives pro forma effect to the Business Combination as if it had been consummated as of that date. The unaudited pro forma combined statement of operations for the six months ended March 31, 2023 and for the year ended September 30, 2022, give pro forma effect to the Business Combination as if it had occurred on October 1, 2021. This information should be read together with LEW’s and ACBA’s respective audited and unaudited financial statements and related notes, the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of LEW,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of ACBA” and other financial information included elsewhere in this registration statement.

The unaudited pro forma combined balance sheet as of March 31, 2023, has been prepared using the following:

•        LEW’s unaudited condensed consolidated balance sheet as of March 31, 2023, as included elsewhere in this registration statement; and

•        ACBA’s unaudited condensed consolidated balance sheet as of March 31, 2023, as included elsewhere in this registration statement.

The unaudited pro forma combined statement of operations for the six months ended March 31, 2023, has been prepared using the following:

•        LEW’s unaudited condensed consolidated statement of operations and comprehensive income for the six months ended March 31, 2023, as included elsewhere in this registration statement;

•        ACBA’s unaudited condensed consolidated statement of operations for the three months ended March 31, 2023 as included elsewhere in this registration statement; and

•        ACBA’s audited consolidated statement of operations for the year ended December 31, 2022 as included elsewhere in this registration statement (three months ended March 31, 2022 financial information deducted from pro forma condensed financial statements in line with LEW’s financial period end).

The unaudited pro forma combined statement of operations and comprehensive income for the year ended September 30, 2022, has been prepared using the following:

•        LEW’s audited carve-out consolidated statement of operations and comprehensive income for the year ended September 30, 2022, as included elsewhere in this registration statement; and

•        ACBA’s unaudited condensed statement of operations for the nine months ended September 30, 2022 as included elsewhere in this registration statement (three months ended December 31, 2021, information added to pro forma condensed financial statements in line with LEW’s audited financial year end).

Description of the Transactions

On December 23, 2022, Ace entered into a business combination agreement, (“Agreement”), which provides for a business combination between Ace Global Business Acquisition Limited, a British Virgin Islands company (“Ace”) and LE Worldwide Limited, a British Virgin Islands company (“LEW”). Pursuant to the Agreement, the Business Combination will be effected in two steps: (i) subject to the approval and adoption of the Merger Agreement by the shareholders of Ace, Ace will reincorporate to the British Virgin Islands by merging with and into ACBA Merger Sub I Limited, a British Virgin Islands corporation and wholly owned subsidiary of Ace (“PubCo”), with PubCo remaining as the surviving publicly traded entity (the “Reincorporation Merger”); (ii) immediately after the Reincorporation Merger, ACBA Merger Sub II Limited (“Merger Sub”), a British Virgin Islands corporation and wholly owned subsidiary of PubCo, will be merged with and into LEW, resulting in LEW being a wholly owned subsidiary of PubCo (the “Acquisition Merger”). The Reincorporation Merger and the Acquisition Merger are collectively referred to herein as the “Business Combination.”

At Closing, ACBA will become, by way of an acquisition merger, the beneficial owner of all of the issued and outstanding shares and other equity interests in and of LEW, and ACBA will, in exchange, issue 15,000,000 of its ordinary shares to LEW shareholders at an aggregate consideration of $150,000,000 (the “Merger Consideration”) at $10 per ordinary share. Under the Agreement, 5% of the Merger Consideration Shares (i.e., 750,000 Purchaser Ordinary Shares) shall be issued and held back by PubCo for a period of time after the closing to satisfy indemnification obligations (the “Holdback Shares”). Nothing in this undertaking, however, shall prevent LEW, subject to compliance with applicable Law, from pledging or encumbering the Merger Consideration Shares (including the Holdback Shares) or selling or otherwise disposing of any or all of the Merger Consideration Shares (including the Holdback Shares) to any other person or persons for value consideration. For more information about the Business Combination, please see the section entitled “Proposal No. 1 — The Business Combination Proposal.” A copy of the Business Combination Agreement is attached to this registration statement as Annex A, Annex A-1, Annex A-2, Annex A-3, and Annex A-4.

Accounting Treatment for the Transactions

The Business Combination is accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, ACBA is treated as the “acquired” company, while LEW is treated as the accounting acquirer for financial reporting purposes. This determination was primarily based on the holders of LEW expecting to have a majority of the voting power of the post-combination company, LEW’s senior management comprising all of the senior management of the Post-Combination Company, the relative size of LEW compared to ACBA, and LEW’s operations comprising the ongoing operations of the Post-Combination Company. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of LEW issuing shares for the net assets of ACBA, accompanied by a recapitalization. The net assets of ACBA will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of LEW.

LEW has been designated as the accounting acquirer and has a fiscal year end of September 30. Upon the closing of business combination, the surviving public entity will choose to change the fiscal year end of September 30, to align with the accounting acquirer.

Basis of Pro Forma Presentation

The historical financial information has been adjusted to give pro forma effect to events that are related and/or directly attributable to the Business Combination, are factually supportable, and as it relates to the unaudited pro forma combined statement of operations, are expected to have a continuing impact on the results of the post-combination company. The adjustments presented on the unaudited pro forma combined financial statements have been identified and presented to provide relevant information necessary for an accurate understanding of the post-combination company upon consummation of the Business Combination.

The unaudited pro forma combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma combined financial information as being indicative of the historical financial position and results that would have been achieved had the companies always been combined or the future financial position and results that the Post-Combination Company will experience. LEW and ACBA have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The unaudited pro forma combined financial information has been prepared assuming three alternative levels of redemption into cash of ACBA’s ordinary shares:

•        Scenario 1 — Assuming actual redemptions for cash:    This presentation reflects the actual redemption of 2,264,453 ACBA ordinary shares on January 5, 2023 for an aggregate redemption payment of $24.1 million and assumes that no other ACBA shareholders exercise redemption rights all ACBA ordinary shares previously subject to possible redemption amounting to $24.5 million would be transferred to permanent equity. The settlement of the deferred underwriter payment will be reduced to 4.0% of the remaining in trust post redemptions subject to a minimum of $500,000.

•        Scenario 2 — Assuming interim redemptions of 1,167,774 ordinary shares for cash:    This presentation reflects the actual redemption of 2,264,453 ACBA ordinary shares on January 5, 2023, for an aggregate redemption payment of $24.1 million and assumes that interim number of shares are redeemed for cash by the ACBA shareholders, $12.3 million would be paid out in cash. The $12.3 million, or 1,167,774 ordinary shares, represents the interim redemption amount to leave a minimum of $5,000,001 of net tangible assets, including the cash to be released from ACBA’s trust account, after giving effect to payments to redeeming shareholders based on a consummation of the Business Combination on December 31, 2022. Scenario 2 includes all adjustments contained in Scenario 1 and presents additional adjustments to reflect the effect of the interim redemptions.

•        Scenario 3 — Assuming maximum redemptions of 2,335,547 ordinary shares for cash:    This presentation reflects the actual redemption of 2,264,453 ACBA ordinary shares on January 5, 2023, for an aggregate redemption payment of $24.1 million and assumes that the maximum number of ordinary shares are redeemed for cash by the ACBA shareholders, $24.5 million would be paid out in cash. The $24.5 million, or 2,335,547 ordinary shares, represents the maximum redemption amount to leave a minimum of $5,000,001 of net tangible assets, including the cash to be released from ACBA’s trust account, after giving effect to payments to redeeming shareholders based on a consummation of the Business Combination on December 31, 2022. Scenario 3 includes all adjustments contained in Scenario 1 and presents additional adjustments to reflect the effect of the maximum redemptions.

Included in the shares outstanding and weighted average shares outstanding as presented in the pro forma combined financial statements are 15,000,000 PubCo Ordinary Shares to be issued to LEW’s shareholders under Scenarios 1, 2, and 3.

As a result of the Business Combination, assuming (i) the ACBA shareholders do not exercise their redemption rights or dissenter rights, (ii) there is no exercise of the PubCo Warrants, (iii) the Notes have been converted, (iv) the issuance of 225,000 shares to Apex as finder to the Business Combination, (v) there is issuance of 2,000,000 PIPE Shares, (vi) none of the initial shareholders or LEW shareholders purchase ACBA Ordinary Shares in the open market, and (vii) there are no other issuances of equity by Ace prior to or in connection with the consummation of the Business Combination, ACBA’s sponsor will own approximately 8.15% of the issued share capital of PubCo, ACBA’s current directors and officers will own approximately 0.40% of the issued share capital of PubCo and ACBA’s current public shareholders will own approximately 10.92% of the issued share capital of PubCo, and LEW’s shareholders will own approximately 70.13% of the issued share capital of PubCo (comprising 100% of the Merger Consideration Shares, which includes the Holdback Shares and the 1,800,000 PubCo Ordinary Shares reserved and authorized for issuance under the Incentive Plan).

If 2,335,547 ordinary shares are redeemed for cash, which assumes the maximum redemption of ACBA ordinary shares, LEW’s shareholders will own approximately 78.73% of the issued share capital of PubCo (comprising 100% of the Merger Consideration Shares, which includes the Holdback Shares and the 1,800,000 ordinary shares reserved and authorized for issuance under the Incentive Plan), ACBA’s sponsor will own approximately 9.14% of the issued share capital of PubCo, ACBA’s current directors and officers will own approximately 0.45% of the issued share capital of PubCo, and ACBA’s current public shareholders will own 0% of the issued share capital of PubCo. If the actual facts are different from these assumptions (which they are likely to be), the percentage ownership retained by each of the persons above, will be different.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
PRO FORMA COMBINED BALANCE SHEET
AS OF MARCH 31, 2023
(UNAUDITED)
in US$ thousands

	As of March 31, 2023	As of March 31, 2023	Scenario 1 Assuming Actual Redemptions into Cash			Scenario 2 Assuming Interim Redemptions into Cash			Scenario 3 Assuming Maximum Redemptions into Cash
	(A) ACE	(B) LEW	Pro Forma Adjustments		Pro Forma Balance Sheet	Pro Forma Adjustments		Pro Forma Balance Sheet	Pro Forma Adjustments		Pro Forma Balance Sheet
Assets
Current assets:
Cash and cash equivalents	$75	$569	$25,957	(2)	$45,272	25,957	(2)	$32,890	$25,957	(2)	$19,849
			(35)	(3)		(35)	(3)		(35)	(3)
			(1,034)	(5)		(500)	(5)		(500)	(5)
			(260)	(4)		(260)	(4)		(260)	(4)
			20,000	(9)		20,000	(9)		20,000	(9)
			—	(5)		(12,916)	(5)		(25,957)	(5)
Accounts receivable, net	—	4,487	—		4,487	—		4,487	—		4,487
Prepayments, related party	—	5,096	—		5,096	—		5,096	—		5,096
Prepayments and other receivables	60	878	—		938	—		938	—		938
Total Current Assets	135	11,030	44,628		55,793	32,246		43,411	19,205		30,370

Non-current assets:
Cash and investment held in Trust account	25,840	—	(25,957)	(2)	—	(25,957)	(2)	—	(25,957)	(2)	—
			117	(1)		117	(1)		117	(1)
Long-term investments	—	255	—		255	—		255	—		255
Deferred offering cost	—	279	(279)	(8)	—	(279)	(8)	—	(279)	(8)	—
Total Assets	$25,975	$11,564	$18,509		$56,048	6,127		$43,666	$(6,914)		$30,625

Liabilities and shareholders’ (deficit) equity:
Current liabilities:
Accounts payable, related party	$—	$480	$—		$480	—		480	—		$480
Accounts payable	—	102	—		102	—		102	—		102
Accrued liabilities and other payable	35	77	(35)	(3)	77	(35)	(3)	77	(35)	(3)	77
Contract liabilities	—	1,792	—		1,792	—		1,792	—		1,792
Income tax payable	—	442	—		442	—		442	—		442
Note payable	2,067	—	117	(1)	—	117	(1)	—	117	(1)	—
			(2,184)	(3)		(2,184)	(3)		(2,184)	(3)
Due to related parties	1,548	1,017	(1,548)	(3)	1,017	(1,548)	(3)	1,017	(1,548)	(3)	1,017
Total current liabilities	3,650	3,910	(3,650)		3,910	(3,650)		3,910	(3,650)		3,910

Non-current liabilities:
Warrant liabilities	14	—	—		14	—		14	—		14
Deferred underwriting compensation	1,840	—	(1,840)	(5)	—	(1,840)	(5)	—	(1,840)	(5)	—
Total non-current liabilities	1,854	—	(1,840)		14	(1,840)		14	(1,840)		14
Total liabilities	5,504	3,910	(5,490)		3,924	(5,490)		3,924	(5,490)		3,924

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
PRO FORMA COMBINED BALANCE SHEET — (Continued)
AS OF MARCH 31, 2023
(UNAUDITED)
in US$ thousands

	As of March 31, 2023	As of March 31, 2023	Scenario 1 Assuming Actual Redemptions into Cash			Scenario 2 Assuming Interim Redemptions into Cash			Scenario 3 Assuming Maximum Redemptions into Cash
	(A) ACE	(B) LEW	Pro Forma Adjustments		Pro Forma Balance Sheet	Pro Forma Adjustments		Pro Forma Balance Sheet	Pro Forma Adjustments		Pro Forma Balance Sheet
Commitments and contingencies

Ordinary shares, subject to possible redemption: 4,600,000 shares as of December 31, 2022 (at redemption value of $10.65 per share)	25,840	—	(25,840)	(5)	—	(25,840)	(5)	—	(25,840)	(5)	—

Shareholders’ equity (deficit)
Shares in escrow	—	—	1	(6)	1	1	(6)	1	1	(6)	1
Ordinary shares	1	1	(2)	(5)	20	(2)	(5)	19	(2)	(5)	18
			4	(5)		3	(5)		2	(5)
			14	(6)		14	(6)		14	(6)
			2	(9)		2	(9)		2	(9)
Additional paid-in capital	—	7,567	26,645	(5)	52,017	14,264	(5)	39,636	1,224	(5)	26,596
			3,731	(3)		3,731	(3)		3,731	(3)
			(5,385)	(6)		(5,385)	(6)		(5,385)	(6)
			(260)	(4)		(260)	(4)		(260)	(4)
			(279)	(8)		(279)	(8)		(279)	(8)
			19,998	(9)		19,998	(9)		19,998	(9)

Retained earnings (accumulated deficit)	(5,370)	118	5,370	(6)	118	5,370	(6)	118	5,370	(6)	118
Accumulated other comprehensive loss	—	(32)	—		(32)	—		(32)	—		(32)
Total shareholders’ equity (deficit)	(5,369)	7,654	49,839		52,124	37,457		39,742	24,416		26,701
Total liabilities and shareholders’ equity (deficit)	$25,975	$11,564	$18,509		$56,048	6,127		43,666	(6,914)		$30,625
Shares outstanding – basic and diluted					21,387,727			20,219,954			19,052,180
Book value per share or Pro Forma book value per share – basic and diluted					2.44			1.97			1.40

See accompanying notes to the unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE LOSS
FOR THE SIX MONTHS ENDED MARCH 31, 2023
(in US$ thousands, except share and per share amounts)

	Six months ended March 31, 2023	Six months ended March 31, 2023	Scenario 1 Assuming Actual Redemptions into Cash			Scenario 2 Assuming Interim Redemptions into Cash			Scenario 3 Assuming Maximum Redemptions into Cash
	(A) ACE	(B) LEW	Pro Forma Adjustments		Pro Forma Income Statement	Pro Forma Adjustments		Pro Forma Income Statement	Pro Forma Adjustments		Pro Forma Income Statement
Total revenue	$—	$18,676	$—		$18,676	—		$18,676	$—		$18,676
Total cost of revenue	—	16,952	—		16,952	—		16,952	—		16,952
Gross profit	—	1,724	—		1,724	—		1,724	—		1,724

Operating expenses:
Research and development	—	223	—		223	—		223	—		223
Selling and marketing	—	346	—		346	—		346	—		346
General and administrative	792	1,017	(60)	(2)	1,749	(60)	(2)	1,749	(60)	(2)	1,749

Income (loss) from operations	(792)	138	60		(594)	60		(594)	60		(594)
Other income (expense):
Change in fair value of warrant liabilities	16	—	—		16	—		16	—		16
Dividend income	686	—	(686)	(1)	—	(686)	(1)	—	(686)	(1)	—
Interest expense	—	(18)	—		(18)	—		(18)	—		(18)
Other income, net	—	223	—		223	—		223	—		223
Total other income (expense), net	702	205	(686)		221	(686)		221	(686)		221
Income (loss) before income taxes	(90)	343	(626)		(373)	(626)		(373)	(626)		(373)
Income tax expense	—	(95)	—		(95)	—		(95)	—		(95)
Net income (loss)	$(90)	$248	$(626)		$(468)	(626)		(468)	$(626)		$(468)

Basic and diluted weighted average ordinary shares outstanding	—	1,009	—		21,387,727	—		20,219,954	—		19,052,180
Basic and diluted net income (loss) per ordinary shares	$—	$246.08			$(0.02)			$(0.02)			$(0.02)

See accompanying notes to the unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE LOSS
FOR THE YEAR ENDED SEPTEMBER 30, 2022
(in US$ thousands, except share and per share amounts)

	Year ended September 30, 2022	Year ended September 30, 2022	Scenario 1 Assuming Actual Redemptions into Cash			Scenario 2 Assuming Interim Redemptions into Cash			Scenario 3 Assuming Maximum Redemptions into Cash
	(A) ACE	(B) LEW	Pro Forma Adjustments		Pro Forma Income Statement	Pro Forma Adjustments		Pro Forma Income Statement	Pro Forma Adjustments		Pro Forma Income Statement
Total revenue	$—	$55,313	$—		$55,313	—		$55,313	$—		$55,313
Total cost of revenue	—	51,612	—		51,612	—		51,612	—		51,612
Gross profit	—	3,701	—		3,701	—		3,701	—		3,701

Operating expenses:
Research and development	—	410	—		410	—		410	—		410
Selling and marketing	—	290	—		290	—		290	—		290
General and administrative	939	617	(120)	(2)	1,436	(120)	(2)	1,436	(120)	(2)	1,436

Income (loss) from operations	(939)	2,384	120		1,565	—		1,565	—		1,565
Other income (expense):
Change in fair value of warrant liabilities	1,170	—	—		1,170	—		1,170	—		1,170
Dividend income	286	—	(286)	(1)	—	(286)	(1)	—	(286)	(1)	—
Interest expense	—	(153)	—		(153)	—		(153)	—		(153)
Other income, net	—	16	—		16	—		16	—		16
Total other income (expense), net	1,456	(137)	(286)		1,033	(286)		1,033	(286)		1,033
Income (loss) before income taxes	517	2,247	(166)		2,598	(166)		2,598	(166)		2,598
Income tax expense	—	(371)	—		(371)	—		(371)	—		(371)
Net income (loss)	$517	$1,876	$(166)		$2,227	(166)		2,227	$(166)		$2,227

Basic and diluted weighted average ordinary shares outstanding	—	1,000	—		21,387,727	—		20,219,954	—		19,052,180
Basic and diluted net income (loss) per ordinary shares	$—	$1,876.19			$0.10			$0.11			$0.12

See accompanying notes to the unaudited pro forma condensed combined financial information.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Basis of Presentation

The Business Combination is accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, ACBA is treated as the “acquired” company, while LEW is treated as the accounting acquirer for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of LEW issuing shares for the net assets of ACBA, accompanied by a recapitalization. The net assets of ACBA will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of LEW.

The unaudited pro forma combined balance sheet as of March 31, 2023, gives pro forma effect to the Business Combination and related transactions as if it had been consummated as of that date. The unaudited pro forma combined statements of operations for the six months ended March 31, 2023 and for the year ended September 30, 2022, give pro forma effect to the Business Combination and the related transactions as if it had occurred as of October 1, 2021. ACBA and LEW have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The unaudited pro forma condensed combined financial statements have been derived from and should be read in conjunction with:

•        the accompanying notes to the unaudited pro forma condensed combined financial statements;

•        LEW’s unaudited condensed consolidated balance sheet as of March 31, 2023, as included elsewhere in this registration statement;

•        LEW’s unaudited condensed consolidated statement of operations for the six months ended March 31, 2023, as included elsewhere in this registration statement;

•        ACBA’s unaudited condensed balance sheet as of March 31, 2023, as included elsewhere in this registration statement;

•        ACBA’s unaudited condensed statement of operations for the three months ended March 31, 2023 as included elsewhere in this registration statement;

•        ACBA’s audited consolidated statement of operations for the year ended December 31, 2022 as included elsewhere in this registration statement (three months ended March 31, 2022 financial information deducted from pro forma condensed financial statements in line with LEW’s financial period end);

•        other information relating to LEW and ACBA contained in this registration statement, including the Business Combination Agreement and the description of certain terms thereof set forth in the section entitled “Proposal No. 1 — The Business Combination Proposal” and “Proposal No. 2 — The Amendment Proposal”; and

•        the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of LEW,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of ACBA” and other financial information included elsewhere in this registration statement.

The management of each of ACBA and LEW have made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The pro forma adjustments reflecting the consummation of the Business Combination are based on information available as of the date of this registration statement and certain assumptions and methodologies that management believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, the actual adjustments may materially differ from the pro forma adjustments. Management considers this basis of presentation to be reasonable under the circumstances.

One-time direct and incremental transaction costs anticipated to be incurred prior to, or concurrent with, the closing of the Business Combination is reflected in the unaudited pro forma condensed combined balance sheet as a direct reduction to LEW’s accumulated deficit and are assumed to be cash settled.

LEW completed subscription agreements with various investors for the private placement of its own ordinary shares (the “Private Placement”), resulting in gross proceeds of approximately $3-$5 million, which closed before the closing of the Business Combination. It is estimated that approximately 2,000,000 shares (“PIPE Shares”) will be offered in the Private Placement, resulting in gross proceeds of approximately $20 million, though the amount of PIPE Shares offered, and net proceeds could end up varying significantly. The purpose of this Private Placement is to fund the Business Combination and related transactions and for general corporate purposes of the surviving entity. The PIPE Shares are included in the number of issued and outstanding shares of PubCo’s Ordinary Share upon closing of the Business Combination. LEW continues to use commercially reasonable efforts to enter into and consummate subscription agreements with investors.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination and has been prepared for informational purposes only.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). LEW has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the following unaudited pro forma condensed combined financial information.

ACBA and LEW have not had any historical relationship prior to the Business Combination. Accordingly, no transaction accounting adjustments were required to eliminate activities between the companies.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The transaction accounting adjustments included in the unaudited pro forma condensed combined balance sheet as of March 31, 2023, are as follows:

(1)    Reflects to record the additional unsecured promissory notes in an aggregate amount of $116,777 to the Sponsor to pay the extension loans in June 2023, respectively, in order to extend times to complete a business combination.

(2)    Reflects the release of cash from marketable securities held in ACBA’s trust account.

(3)     Reflects the issuance of 373,180 ACBA ordinary shares at $10 per share to repay the outstanding balance of related party balances and notes payable, an aggregate of $3,731,798. Upon the closing of the Business Combination, ACBA is obligated to pay these balances off, pursuant to the Business Combination Agreement.

(4)    Reflects LEW’s deferred transaction costs to record as a reduction in additional paid in capital upon the completion of the Business Combination. Reflects the LEW’s transaction costs (legal fee) totalling approximately $540,000, in which $280,000 was recorded as deferred transaction cost. This cost is not included in the unaudited pro forma condensed combined statement of operations as it is nonrecurring. The details of which are presented below:

$540,000	Total estimated transaction costs to be incurred
$(280,000)	Less: costs deferred to date
$260,000

(5)     In Scenario 1, this presentation reflects the actual redemption of 2,264,453 ACBA ordinary shares on January 5, 2023, for an aggregate redemption payment of $24.1 million (assumes no other ACBA public shareholders exercise their redemption rights, all ACBA ordinary shares previously subject to possible redemption amounting to $24.5 million would be transferred to additional paid-in capital.

The settlement of the deferred underwriter payment will be reduced by $0.37 (3.7%) of each unit that has been redeemed by shareholders, or $806,381 of discount and charged to the additional paid-in capital. The net deferred underwriter fee of $1,033,619 will be paid upon the completion of business combination.

In Scenario 2, which assumes the same facts as described in Scenario 1 above, but also assumes the interim number of 1,167,774 ACBA ordinary shares are redeemed for cash by ACBA shareholders, $12.9 million would be paid out in cash and the remaining ACBA ordinary shares previously subject to possible redemption amounting to $12.9 million would be transferred to additional paid-in capital.

The settlement of the deferred underwriter payment will be reduced by $0.39 (3.9%) of each unit that has been redeemed by shareholders which is subject to minimum cash fee of $500,000, or $1.3 million of discount and charged to the additional paid-in capital. The net deferred underwriter fee of $500,000 will be paid upon the completion of the Business Combination.

In Scenario 3, which assumes the same facts as described in Scenario 1 above, but also assumes the maximum number of 2,335,547 ACBA ordinary shares are redeemed for cash by ACBA shareholders, $25.9 million would be paid out in cash.

The settlement of the deferred underwriter payment will be reduced by $0.29 (2.9%) of each unit that has been redeemed by shareholders which is subject to minimum cash fee of $500,000, or $1.3 million of discount and charged to the additional paid-in capital. The net deferred underwriter fee of $500,000 will be paid upon the completion of the Business Combination.

The $25.9 million, which is the amount required to redeem 2,335,547 ACBA ordinary shares, represents the maximum redemption, including the cash to be released from ACBA’s trust account, after giving effect to the payments for estimated transaction expenses and payments to redeeming shareholders based on the consummation of the Business Combination.

(6)    Reflects recapitalization of LEW’s equity through the issuance of 15,000,000 Post-Combination Company ordinary shares (assuming a redemption price of $10 per share) to LEW’s equity holders as consideration for the reverse recapitalization, and the elimination of ACBA’s historical accumulated deficit.

(7)    Reflects the issuance of 225,000 PubCo Ordinary Shares to Apex Twinkle Limited as a finder upon the completion of the Business Combination, pursuant to the agreement dated April 11, 2022.

(8)    Reflects LEW’s deferred offering cost in APIC upon the completion of the Business Combination.

(9)    Reflects the gross proceeds of an assumed $20 million PIPE investment and the issuance of 2 million PubCo ordinary shares and additional paid-in capital, using par value of $0.001 per share, to the PIPE Investors, in a best-efforts all-or-none offering.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

The transaction accounting adjustments included in the unaudited pro forma condensed combined statements of operations for the six months ended March 31, 2023, are as follows:

(1)    Represents an adjustment to eliminate interest income and dividend income related to cash, cash equivalents and marketable securities held in ACBA’s trust account.

(2)    Represents an adjustment to eliminate a monthly administrative service fee of $10,000 payable to ACE Global Investment Limited commencing from October 1, 2022, which is terminated upon completion of the Business Combination or the liquidation of the trust account to public shareholders.

The transaction accounting adjustments included in the unaudited pro forma condensed combined statements of operations for the year ended September 30, 2022, are as follows:

(1)    Represents an adjustment to eliminate interest income and dividend income related to cash, cash equivalents and marketable securities held in ACBA’s trust account.

(2)    Represents an adjustment to eliminate a monthly administrative service fee of $10,000 payable to ACE Global Investment Limited commencing from October 1, 2021, which is terminated upon completion of the Business Combination or the liquidation of the trust account to public shareholders.

Earnings per share

Represents the earnings per share calculated using the historical weighted average shares outstanding, and the change in number of shares in connection with the Business Combination, assuming the shares were outstanding since October 1, 2022. As the Business Combination and related transactions are being reflected as if they had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted earnings (loss) per share assumes that the shares issuable relating to the Business Combination have been outstanding for the entire period presented.

	Scenario 1 Combined (Assuming Actual Redemptions Into Cash)	Scenario 2 Combined (Assuming Interim Redemptions Into Cash)	Scenario 3 Combined (Assuming Maximum Redemptions Into Cash)
Pro forma net loss (US$ thousand)	$(468)	$(468)	$(468)
Weighted average shares outstanding – basic	21,387,727	20,219,954	19,052,180
Weighted average shares outstanding – diluted	21,387,727	20,219,954	19,052,180
Net income per share – basic	$(0.02)	$(0.02)	$(0.02)
Net income per share – diluted	$(0.02)	$(0.02)	$(0.02)
Weighted average shares calculation, basic and diluted
ACBA public shares	2,335,547	1,167,774	—
ACBA shares held by the directors	85,000	85,000	85,000
ACBA shares held by Sponsor	1,742,180	1,742,180	1,742,180
Post-Combination Company ordinary shares issued in the Business Combination to LEW shareholders	15,000,000	15,000,000	15,000,000
Post-Combination Company ordinary shares issued in the Business Combination to PIPE investors	2,000,000	2,000,000	2,000,000
Post-Combination Company ordinary shares issued in the Business Combination to Apex	225,000	225,000	225,000
	Scenario 1 Combined (Assuming Actual Redemptions Into Cash)	Scenario 2 Combined (Assuming Interim Redemptions Into Cash)	Scenario 3 Combined (Assuming Maximum Redemptions Into Cash)
Weighted average shares outstanding, basic and diluted	21,387,727	20,219,954	19,052,180
Percent of shares owned by existing LEW shareholders	70.13%	74.18%	78.73%
Percent of shares owned by existing ACBA public shareholders	10.92%	5.78%	0.00%
Percent of shares owned by ACBA’s Sponsor	8.15%	8.62%	9.14%
Percent of shares owned by ACBA’s directors	0.40%	0.42%	0.45%
Percent of shares owned by PIPE investors	9.35%	9.89%	10.50%
Percent of shares owned by Apex	1.05%	1.11%	1.18%
	100.00%	100.00%	100.00%

For the six months ended March 31, 2023, the diluted weighted-average common shares outstanding is equal to basic weighted-average common shares, due to the combined entity’s net loss position. As 4,600,000 and 304,000 ordinary shares underlying the public and private warrants are deemed anti-dilutive, they are excluded from the calculation of earnings per shares under the above three scenarios.

DIRECTORS, EXECUTIVE OFFICERS, EXECUTIVE COMPENSATION
AND CORPORATE GOVERNANCE OF LEW

References in this section to “we”, “our”, “us”, “the Company”, or “LEW” generally refer to LE Worldwide Limited and its consolidated subsidiaries.

LEW’s current directors and executive officers, their ages and positions are as follows:

Name	Age	Position
Yeung Man Teddy Lo	48	Chief Executive Director
King Sau Nelson Pang	44	Chief Financial Officer
Che Yue Alexander Choy	44	Chief Strategy Officer
Sai Chung Daniel Wong	47	Executive Director
Antony Paul Van De Ven	61	Independent Director
Francisco Cisternas	41	Independent Director
Alain Fontaine	67	Independent Director

LEW Executive Officer and Director Compensation

This section discusses the material components of the executive compensation program for LEW’s named executive officers for the year ended September 30, 2022. Pursuant to applicable SEC rules, LEW’s named executive officers for the fiscal year ended September 30, 2022 consisted of Yeung Man Teddy Lo, LEW’s Chief Executive Officer and LEW’s three most highly compensated executive officers serving as of September 30, 2022 (other than LEW’s Chief Executive Officer), as set forth below:

King Sau Nelson Pang, LEW’s Chief Financial Officer;

Che Yue Alexander Choy, LEW’s Chief Strategy Officer; and

Sai Chung Daniel Wong, LEW’s Executive Director.

As an emerging growth company, LEW is permitted to include scaled disclosure with respect to certain executive compensation information otherwise required by Item 402 of Regulation S-K. The discussion that follows below reflects LEW’s historic compensation practices.

Compensation Philosophy

LEW has historically had the ability to individualize its executive compensation arrangements to fit the unique roles and responsibilities of each of its executives. Historically, LEW’s compensation philosophy and goals have focused on the following principal objectives: (i) setting compensation at levels designed to attract and retain key talent in LEW’s industry, (ii) implementing pay structures that are designed to align pay outcomes with the achievement of business objectives and individual or operational performance milestones, and (iii) balance incentives to address both short-term and long-term strategies. As a newly public company, the compensation committee will continue to develop and refine its compensation philosophy with these objectives in mind.

Summary Compensation Table

The following table provides information regarding the compensation awarded to, earned by or paid to each of LEW’s named executive officers for the year ended September 30, 2022:

Name and Principal Position	Salary ($)(1)	Bonus ($)	All Other Compensation ($)(2)	Total ($)
Yeung Man Teddy Lo	71,527	—	5,153	76,680
King Sau Nelson Pang	—	—	—	—
Che Yue Alexander Choy	—	—	—	—
Sai Chung Daniel Wong	—	—	—	—

____________

(1)      Represents base salary paid in respect of the applicable fiscal year.

(2)      Represents all other monetary compensation paid in respect of the applicable fiscal year.

Narrative to Summary Compensation Table

Base Salaries

LEW uses base salaries to recognize the experience, skills, knowledge and responsibilities required of all its employees, including its named executive officers. Base salaries are reviewed annually, typically in connection with LEW’s annual performance review process, and may be impacted by certain operational milestones tied to the performance of LEW’s business. The current base salaries of LEW’s named executive officers are set forth below:

Name and Principal Position	2023 Salary ($)
Yeung Man Teddy Lo	60,000
King Sau Nelson Pang	120,688
Che Yue Alexander Choy	120,688
Sai Chung Daniel Wong	92,016

Cash Bonuses

LEW’s named executive officers are eligible to receive incentive and performance bonuses based on the achievement of certain corporate or strategic performance goals, including projects tied to LEW’s business plan and/or other operational milestones, which may be further modified by assessment of individual performance. LEW believes such bonuses properly incentivize its named executive officers and allows it to remain competitive within the marketplace, while focusing on metrics that are critical to its growth. From time to time, LEW also provides sign-on bonuses in connection with executive hires, including for its named executive officers, as set forth in their respective employment agreements.

Employment Agreement with Chief Executive Officer

Mr. Yeung Man Teddy Lo has entered into an employment agreement as Chief Executive Officer on February 1, 2023.

Mr. Lo’s employment agreement provides for a term of employment commencing on the date of the successful listing of LEW on Nasdaq and continuing indefinitely unless either party provides three months’ notice of termination. Mr. Lo’s employment agreement provides for an annual base salary of $230,040 and a discretionary bonus. The employment agreement provides that Mr. Lo will be eligible to participate in any long-term incentive compensation programs established by LEW for its senior executives generally, including LEW’s Employee Stock Ownership Plan.

In the event Mr. Lo’s employment is terminated by LEW without “cause” (as defined in the employment agreement) or if Mr. Lo resigns his employment for “good reason” (as defined in the employment agreement), Mr. Lo would receive three months of continued base salary payments. These severance payments will be subject to Mr. Lo’s execution of an effective release of claims.

Under the employment agreement, “good reason” generally means the following: (i) a material reduction in Mr. Lo’s base salary, other than a general reduction in base salary that affects all similarly situated executives in substantially the same proportions; (ii) a relocation of Mr. Lo’s principal place of employment by more than 100 miles; (iii) any material breach by LEW of any material provision of the employment agreement or any material provision of any other agreement between Mr. Lo and LEW; (iv) LEW’s failure to obtain an agreement from any successor to LEW to assume and agree to perform the employment agreement in the same manner and to the same extent that LEW would be required to perform if no succession had taken place, except where such assumption occurs by operation of law; (v) a material, adverse change in Mr. Lo’s title, authority, duties, or responsibilities (other than temporarily while he is physically or mentally incapacitated or as required by applicable law); (vi) a material reduction in Mr. Lo’s compensation; (vii) a change in control of LEW (other than the Business Combination); or (viii) a material adverse change in the reporting structure applicable to Mr. Lo.

The employment agreement provides that Mr. Lo will be subject to a 12-month post-termination non-compete and non-solicitation covenant.

Employment Agreements with LEW’s Named Executive Officers

LEW is currently party to employment agreements with Messrs. King Sau Nelson Pang, Che Yue Alexander Choy, Sai Chung Daniel Wong. The material terms of these agreements are summarized below.

King Sau Nelson Pang

Mr. King Sau Nelson Pang has entered into an employment agreement as Chief Financial Officer on January 1, 2023.

Mr. Pang’s employment agreement provides for a term of employment commencing on January 1, 2023 and continuing indefinitely unless either party provides three months’ notice of termination. Mr. Pang’s employment agreement provides for an annual base salary of $120,688 and a discretionary bonus. The employment agreement provides that Mr. Pang will be eligible to participate in any long-term incentive compensation programs established by LEW for its senior executives generally, including LEW’s Employee Stock Ownership Plan.

In the event Mr. Pang’s employment is terminated by LEW without “cause” (as defined in the employment agreement) or if Mr. Pang resigns his employment for “good reason” (as defined in the employment agreement), Mr. Pang would receive three months of continued base salary payments. These severance payments will be subject to Mr. Pang’s execution of an effective release of claims.

Under the employment agreement, “good reason” generally means the following: (i) a material reduction in Mr. Pang’s base salary, other than a general reduction in base salary that affects all similarly situated executives in substantially the same proportions; (ii) a relocation of Mr. Pang’s principal place of employment by more than 100 miles; (iii) any material breach by LEW of any material provision of the employment agreement or any material provision of any other agreement between Mr. Pang and LEW; (iv) LEW’s failure to obtain an agreement from any successor to LEW to assume and agree to perform the employment agreement in the same manner and to the same extent that LEW would be required to perform if no succession had taken place, except where such assumption occurs by operation of law; (v) a material, adverse change in Mr. Pang’s title, authority, duties, or responsibilities (other than temporarily while he is physically or mentally incapacitated or as required by applicable law); (vi) a material reduction in Mr. Pang’s compensation; (vii) a change in control of LEW (other than the Business Combination); or (viii) a material adverse change in the reporting structure applicable to Mr. Pang.

The employment agreement provides that Mr. Pang will be subject to a 12-month post-termination non-compete and non-solicitation covenant.

Che Yue Alexander Choy

Mr. Che Yue Alexander Choy has entered into an employment agreement as Chief Strategy Officer on February 1, 2023.

Mr. Choy’s employment agreement provides for a term of employment commencing on February 1, 2023 and continuing indefinitely unless either party provides three months’ notice of termination. Mr. Choy’s employment agreement provides for an annual base salary of $120,688 and a discretionary bonus. The employment agreement provides that Mr. Choy will be eligible to participate in any long-term incentive compensation programs established by LEW for its senior executives generally, including LEW’s Employee Stock Ownership Plan.

In the event Mr. Choy’s employment is terminated by LEW without “cause” (as defined in the employment agreement) or if Mr. Choy resigns his employment for “good reason” (as defined in the employment agreement), Mr. Choy would receive three months of continued base salary payments. These severance payments will be subject to Mr. Choy’s execution of an effective release of claims.

Under the employment agreement, “good reason” generally means the following: (i) a material reduction in Mr. Choy’s base salary, other than a general reduction in base salary that affects all similarly situated executives in substantially the same proportions; (ii) a relocation of Mr. Choy’s principal place of employment by more than 100 miles; (iii) any material breach by LEW of any material provision of the employment agreement or any material provision of any other agreement between Mr. Choy and LEW; (iv) LEW’s failure to obtain an agreement from any successor to LEW to assume and agree to perform the employment agreement in the same manner and to the same extent that LEW would be required to perform if no succession had taken place, except where such assumption occurs by operation of law; (v) a material, adverse change in Mr. Choy’s title, authority, duties, or responsibilities (other than temporarily while he is physically or mentally incapacitated or as required by applicable law); (vi) a material reduction in Mr. Choy’s compensation; (vii) a change in control of LEW (other than the Business Combination); or (viii) a material adverse change in the reporting structure applicable to Mr. Choy.

The employment agreement provides that Mr. Choy will be subject to a 12-month post-termination non-compete and non-solicitation covenant.

Sai Chung Daniel Wong

Mr. Sai Chung Daniel Wong has entered into an employment agreement as Executive Director on February 1, 2023.

Mr. Wong’s employment agreement provides for a term of employment commencing on February 1, 2023 and continuing indefinitely unless either party provides three months’ notice of termination. Mr. Wong’s employment agreement provides for an annual base salary of $92,016 and a discretionary bonus. The employment agreement provides that Mr. Wong will be eligible to participate in any long-term incentive compensation programs established by LEW for its senior executives generally, including LEW’s Employee Stock Ownership Plan.

In the event Mr. Wong’s employment is terminated by LEW without “cause” (as defined in the employment agreement) or if Mr. Wong resigns his employment for “good reason” (as defined in the employment agreement), Mr. Wong would receive three months of continued base salary. These severance payments will be subject to Mr. Wong’s execution of an effective release of claims.

Under the employment agreement, “good reason” generally means the following: (i) a material reduction in Mr. Wong’s base salary, other than a general reduction in base salary that affects all similarly situated executives in substantially the same proportions; (ii) a relocation of Mr. Wong’s principal place of employment by more than 100 miles; (iii) any material breach by LEW of any material provision of the employment agreement or any material provision of any other agreement between Mr. Wong and LEW; (iv) LEW’s failure to obtain an agreement from any successor to LEW to assume and agree to perform the employment agreement in the same manner and to the same extent that LEW would be required to perform if no succession had taken place, except where such assumption occurs by operation of law; (v) a material, adverse change in Mr. Wong’s title, authority, duties, or responsibilities (other than temporarily while he is physically or mentally incapacitated or as required by applicable law); (vi) a material reduction in Mr. Wong’s compensation; (vii) a change in control of LEW (other than the Business Combination); or (viii) a material adverse change in the reporting structure applicable to Mr. Wong.

The employment agreement provides that Mr. Wong will be subject to a 12-month post-termination non-compete and non-solicitation covenant.

Payments Upon Termination of Employment

Pursuant to the employment agreements described above, Messrs. Lo, Pang, Choy, and Wong are entitled to receive certain severance benefits in connection with a severance-qualifying termination of employment. If the named executive officer had experienced a severance-qualifying termination under his applicable employment agreement as of September 30, 2022, the following severance benefits would have become payable:

$19,170 for Mr. Lo, consisting of continued base salary for three months.

$0 for Mr. Pang, consisting of continued base salary for three months.

$0 for Mr. Choy, consisting of continued base salary for three months.

$0 for Mr. Wong, consisting of continued base salary for three months.

Director Compensation

None of the LEW directors who are expected to serve as directors of PubCo following the Business Combination received cash compensation from LEW in respect of their service on the LEW Board of Directors during the fiscal year ended September 30, 2022.

Name	Fees earned or paid in cash ($)	All other compensation ($)	Total ($)
Yeung Man Teddy Lo	—	—	—
Sai Chung Daniel Wong	—	—	—

In connection with the Business Combination, LEW expects that the board of directors of PubCo will approve a non-employee director compensation program that will consist of annual retainer fees and long-term equity awards for certain of LEW’s non-employee directors. The details of this program have not yet been determined.

Limitations of Liability and Indemnification Matters

LEW has entered into indemnification agreements with certain of its directors. In connection with the Business Combination, LEW expects that these agreements will be replaced with new indemnification agreements for each post-business combination director and executive officer of LEW.

DIRECTORS, EXECUTIVE OFFICERS, EXECUTIVE COMPENSATION
AND CORPORATE GOVERNANCE of ACE

Current Directors and Executive Officers of Ace

Our current directors and executive officers, their ages and positions are as follows:

Name	Age	Position
Eugene Wong	35	Chief Executive Officer, Director and Chairman
Nicholas Xue-Wei Tan	34	Chief Financial Officer
Robert Morris	34	Independent Director
Yan Xu	40	Independent Director
Leslie Chow	39	Independent Director

Below is a summary of the business experience of each our executive officers and directors:

Eugene Wong has been our chief executive officer, director and chairman of our Board since our inception. Mr. Wong has a wide range of experience both in the financial and gaming industries for over a decade. Mr. Wong is currently Managing Director of Norwich Capital Limited since September 2021. Mr. Wong joined Whiz Partners Inc. in May 2013 and during his time at Whiz Partners, he became chief investment officer and partner of the China Hero PJ Fund (“China Hero Fund”), an incubation program to support Chinese developers to create the next blockbuster console game on the PlayStation platform. China Hero Fund is an exclusive collaboration with Sony Interactive Entertainment, one of the largest console gaming companies in the world. During his time at Whiz Partners Asia, he also personally oversaw the injection of multiple Japanese technology companies in audio middleware, debugging and testing and graphics renderings into the China market to improve the quality of games. Prior to his role at Whiz Partners, he spent two years as a merger and acquisitions analyst at CDC Software Inc. (NASDAQ: CDCS) from August 2009 to May 2011, where he worked closely with the senior management team to conduct financial analysis, due diligence and deal structuring. He then spent one year as an investment analyst at World Bank Group from August 2012 to May 2013, where he gained experience in market analysis and creating valuations to identify favorable investment opportunities. Mr. Wong obtained his Master of Business Administration degree from the MIT Sloan-Tsinghua Program at Tsinghua University in May 2013, and his Bachelor of Arts in Economics degree at the University of Chicago in July 2009.

Nicholas Xue-Wei Tan has been our chief financial officer since our inception. Mr. Tan has a wide range of experience in management and operating roles in e-commerce, consulting, consumer retail and energy production companies. He has been a partner at East Ocean Capital, an investment holding company focused on consumer, education and healthcare sectors since June 2015. From January 2016 to January 2018, he was the vice president of China Mall Group, South Africa’s largest group of Chinese malls. He oversaw the launch of the 150,000 m2 Home Africa mall in Johannesburg, South Africa. Prior to this role, in February 2015, he was one of the founding team members of Shopee, one of the most popular e-commerce platforms in Southeast Asia. As the regional operations director of Shopee, he managed the business operations and product development across Thailand, Philippines, Singapore, Taiwan, Malaysia, Vietnam and Indonesia. Shopee was later acquired by Sea Group. Mr. Tan also worked as an associate consultant at Bain & Company, specializing in consumer retail and private equity from January 2013 to April 2015. In 2012, he also served as a policy analyst at the Ministry of Health, PRC, where he advised on nationwide health policies and helped author multiple research papers published in leading medical journals. Mr. Tan obtained his Bachelor’s in Biology at Harvard University in December 2012.

Robert Morris has served as an independent director since our inception. Mr. Morris has over a decade of experience working in the banking and investment industries with experience in trading convertible bonds. He is currently a portfolio manager at Oasis Management since August 2020, he joined as an analyst since December 2016, a private investment fund management company with $3 billion of assets under management. From June 2010 to October 2016, he worked at UBS Investment Bank in both London and Hong Kong. He spent the first 2 years in London where he was a convertible bond trader focused on technology, telecoms, and real estate market. In June 2012, he moved to UBS’s Hong Kong office where he specialized in high yield credit, distressed convertible bonds, and trading special situation convertibles. He also helped advise bankers and capital market groups on looking for optimal solutions to refinance under difficult financial situations. In 2013, he was promoted to be the associate director where he managed risk management, market making and proprietary trading in pan-Asian convertible bonds. Mr. Morris graduated from London School of Economics with a Bachelor’s in Economics with 1st class honors in 2009. After which, he obtained his CFA license.

Yan Xu has served as an independent director since our inception. Ms. Xu has over 9 years of experience working in the Chinese gaming market and in a variety of industries in the Japanese market. She has also worked closely with top executives in PRC companies. Ms. Xu has been an independent director for Inception Growth Acquisition Limited since March 2023. Since February 2014, Ms. Xu has served as the head of the Japanese division for Whiz Partners Asia Ltd where she worked closely with Japanese companies to help identify potential Chinese partners to expand their business operations. She has also been the vice president of the China Hero Fund project, one of the first funds created to support game developers in China since 2016. Prior to this role, she worked as the assistant to the chief executive officer for Blue Ridge China, where she was responsible for post-investment tracking. Between 2008 to 2011, she worked at SinoCom Software Group Ltd. as secretary to the third division and team leader of the translation department. Ms. Xu also spent 3 years working at Neusoft Group Co. Ltd as secretary of the business software division and team leader of the translation department. She graduated from Dalian University of Foreign Studies with a Bachelors in Japanese in July 2003, and from Jilin University with a minor in law in July 2005.

Leslie Chow has served as an independent director since our inception. Mr. Chow specializes in helping companies based in China and the Asia Pacific region to publicly list in US, Hong Kong and Australia equity markets as well as providing financial consulting services. Mr. Chow is the chief executive officer and secretary of Neo Technology Acquisition Corporation since May 2021. He has been the co-founder of ZHEN in July 2020, a blockchain app for art authentication, and chief financial officer of Phase Scientific International Limited since August 2019, a biotech start-up that specializes in improving performance of point-of-care and lab-based diagnostics. He has also been an independent non-executive director for Golden Power Group Holdings (HKex:3919) since July 2015. Prior to these roles, he worked at Takung Art Co., Ltd, first as a consultant and then as chief financial officer where he managed and controlled all financial related activities for the company from August 2015 to August 2019. From April 2009 to August 2015, he was a partner at Albeck Financial Services where he managed the Asia-Pacific office focusing on companies that want to be publicly listed and also offering financial consultation in merger and acquisitions transactions, valuation of financial instruments, financial statements, cross-border equity and GAAP. From 2005-2009, he was a senior auditor at Deloitte & Touche LLP where he facilitated multinational audit engagements in internal control procedures and reporting. He graduated from the University of California Santa Barbara with a Bachelor’s in Business Economics with an emphasis in Accounting in 2005. He has also obtained his CPA license and passed the CFA level 2 examination.

Executive Compensation

No executive officer has received any cash compensation for services rendered to us. No compensation of any kind, including finders, consulting or other similar fees, will be paid to any of our existing shareholders, including our directors, or any of their respective affiliates, prior to, or for any services they render in order to effectuate, the consummation of a business combination. However, such individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. There is no limit on the amount of these out-of-pocket expenses, but they are subject to review by our Board and audit committee.

After the completion of our initial business combination, directors or members of our management team who remain with us may be paid consulting, management or other fees from the combined company. Any compensation to be paid to our executive officers will be determined by a compensation committee constituted solely of independent directors.

We are not party to any agreements with our executive officers and directors that provide for benefits upon termination of employment.

Director Independence

Nasdaq requires that a majority of our board must be composed of “independent directors”. Currently, Robert Morris, Yan Xu, and Leslie Chow would each be considered an “independent director” under the Nasdaq listing rules, which is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship, which, in the opinion of the company’s board of directors would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

We will only enter into a business combination if it is approved by a majority of our independent directors. Additionally, we will only enter into transactions with our officers and directors and their respective affiliates that are on terms no less favorable to us than could be obtained from independent parties. Any related-party transactions must also be approved by our audit committee and a majority of disinterested independent directors.

Audit Committee

Under the Nasdaq listing standards and applicable SEC rules, we are required to have three members of the audit committee all of whom must be independent. We have established an audit committee of the board of directors, which consists of Robert Morris, Yan Xu, and Leslie Chow, each of whom is an independent director under Nasdaq’s listing standards. Leslie Chow is the Chairperson of the audit committee. The audit committee’s duties, which are specified in our Audit Committee Charter, include, but are not limited to:

•        reviewing and discussing with management and the independent auditor the annual audited financial statements, and recommending to Ace’s board of directors whether the audited financial statements should be included in our Form 10-K;

•        discussing with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of our financial statements;

•        discussing with management major risk assessment and risk management policies;

•        monitoring the independence of the independent auditor;

•        verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

•        reviewing and approving all related-party transactions;

•        inquiring and discussing with management our compliance with applicable laws and regulations;

•        pre-approving all audit services and permitted non-audit services to be performed by our independent auditor, including the fees and terms of the services to be performed;

•        appointing or replacing the independent auditor;

•        determining the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;

•        establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies; and

•        approving reimbursement of expenses incurred by our management team in identifying potential target businesses.

Financial Experts on Audit Committee

The audit committee will at all times be composed exclusively of “independent directors” who are “financially literate” as defined under Nasdaq listing standards. Nasdaq listing standards define “financially literate” as being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement.

In addition, we must certify to Nasdaq that the committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication. Ace’s board of directors has determined that Leslie Chow qualifies as an “audit committee financial expert”, as defined under rules and regulations of the SEC.

Nominating Committee

The members of the Nominating Committee are Robert Morris, Yan Xu, and Leslie Chow, each of whom is an independent director under Nasdaq’s listing standards. Robert Morris is the Chairperson of the Nominating Committee. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors. The nominating committee considers persons identified by its members, management, shareholders, investment bankers and others.

The guidelines for selecting nominees, which are specified in the Nominating Committee Charter, generally provide those persons to be nominated:

•        should have demonstrated notable or significant achievements in business, education or public service;

•        should possess the requisite intelligence, education and experience to make a significant contribution to Ace’s Board of Directors and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and

•        should have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of the shareholders.

The nominating committee will consider a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on the board of directors. The nominating committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of board members. The nominating committee does not distinguish among nominees recommended by shareholders and other persons.

Compensation Committee

The members of the Compensation Committee are Robert Morris, Yan Xu, and Leslie Chow, each of whom is an independent director under Nasdaq’s listing standards. Yan Xu is the Chairperson of the compensation committee. The compensation committee’s duties, which are specified in our Compensation Committee Charter, include, but are not limited to:

•        reviewing and approving on an annual basis the corporate goals and objectives relevant to our president and chief executive officer’s compensation, evaluating our president and chief executive officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our president and chief executive officer based on such evaluation;

•        reviewing and approving the compensation of all of our other executive officers;

•        reviewing our executive compensation policies and plans;

•        implementing and administering our incentive compensation equity-based remuneration plans;

•        assisting management in complying with our proxy statement and annual report disclosure requirements;

•        approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our executive officers and employees;

•        if required, producing a report on executive compensation to be included in our annual proxy statement; and

•        reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, requires our executive officers, directors and persons who beneficially own more than 10% of a registered class of our equity securities to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of our ordinary shares and other equity securities. These executive officers, directors, and greater than 10% beneficial owners are required by SEC regulation to furnish us with copies of all Section 16(a) forms filed by such reporting persons.

Based solely on our review of such forms furnished to us and written representations from certain reporting persons, we believe that all filing requirements applicable to our executive officers, directors and greater than 10% beneficial owners were filed in a timely manner during the fiscal year ended December 31, 2019.

Code of Ethics

We adopted a code of conduct and ethics applicable to our directors, officers and employees in accordance with applicable federal securities laws. The code of ethics codifies the business and ethical principles that govern all aspects of our business.

Conflicts of Interest

Potential investors should be aware of the following potential conflicts of interest:

•        The Sponsor and Ace’s directors and officers have waived their rights to redeem their ACBA Ordinary Shares (including shares underlying ACBA Units), or to receive distributions with respect to these shares upon the liquidation of the Trust Account if Ace is unable to consummate a business combination. Accordingly, the ACBA Ordinary Shares, as well as the ACBA Units purchased by the Sponsor and Ace’s officers and directors, will be worthless if Ace does not consummate a business combination.

•        If the proposed Business Combination is not completed by July 8, 2023 (or up to October 8, 2023, if the time period is extended, as described herein), Ace will be required to liquidate. In such event, the 1,150,000 ACBA Ordinary Shares held by the initial shareholders, which were acquired prior to the IPO for an aggregate purchase price of $25,000, will be worthless. Such shares had an aggregate market value of approximately $12,650,000 based on the closing price of ACBA Ordinary Share of $11.00 on Nasdaq as of April 30, 2023;

•        If the proposed Business Combination is not completed by July 8, 2023 (or up to October 8, 2023, if the time period is extended, as described herein), the 304,000 Private Units purchased by the Sponsor for a total purchase price of $3,040,000, will be worthless. Such Private Units had an aggregate market value of approximately $3,344,000 based on the closing price of ACBA Units of $11.00 on Nasdaq as of April 30, 2023;

•        On March 28, 2022, July 6, 2022, September 28, 2022, January 5, 2023 and March 24, 2023, Ace issued Notes in the aggregate principal amount of $455,400, $455,400, $455,400, $350,332 and $350,332, respectively to the Sponsor in exchange for the Sponsor depositing such amounts into Ace’s trust account in order to extend the amount of time it has available to complete a business combination. The Notes do not bear interest and mature upon the closing of a business combination by Ace. In addition, the Notes may be converted by the holder into ACBA Units at a price of $10.00 per unit by providing Ace with written notice of its intention to convert the Notes at least one business day prior to the closing of the Business Combination. If the proposed Business Combination is not completed by July 8, 2023 (or up to October 8, 2023, if the time period is extended, as described herein), the Notes shall be deemed to be terminated and no amounts will thereafter be due, or if the Notes have been converted, the ACBA Units will be worthless. Such Units would have had an aggregate market value of approximately $2,273,557 based on the closing price of ACBA Units of $11.00 on Nasdaq as of April 30, 2023;

•        None of our officers and directors is required to commit their full time to our affairs and, accordingly, they may have conflicts of interest in allocating their time among various business activities.

•        In the course of their other business activities, our officers and directors may become aware of investment and business opportunities which may be appropriate for presentation to our company as well as the other entities with which they are affiliated. Our management has pre-existing fiduciary duties and contractual obligations and may have conflicts of interest in determining to which entity a particular business opportunity should be presented.

•        Our officers and directors may in the future become affiliated with entities, including other blank check companies, engaged in business activities similar to those intended to be conducted by our company.

•        The insider shares owned by our officers and directors will be released from escrow only if a business combination is successfully completed and subject to certain other limitations. Additionally, our officers and directors will not receive distributions from the Trust Account with respect to any of their insider shares if we do not complete a business combination. Furthermore, our initial shareholders have agreed that the private units will not be sold or transferred by them until after we have completed our initial business combination. In addition, our officers and directors may loan funds to us after the IPO and may be owed reimbursement for expenses incurred in connection with certain activities on our behalf which would only be repaid if we complete an initial business combination. For the foregoing reasons, the personal and financial interests of our directors and executive officers may influence their motivation in identifying and selecting a target business, completing a business combination in a timely manner and securing the release of their shares.

PUBCO’S DIRECTORS AND EXECUTIVE OFFICERS AFTER THE BUSINESS COMBINATION

PubCo’s directors and executive officers after the Business Combination will be as follows:

Name	Age	Position
Yeung Man Teddy Lo	48	Executive Director and Chief Executive Officer
King Sau Nelson Pang	44	Chief Financial Officer
Che Yue Alexander Choy	44	Chief Strategy Officer
Sai Chung Daniel Wong	47	Executive Director
Antony Paul Van De Ven	61	Independent Director
Francisco Cisternas	41	Independent Director
Alain Fontaine	67	Independent Director

The following is a brief biography of each of executive officers and directors of PubCo upon the closing of the Business Combination:

Yeung Man Teddy LO will serve as our Executive Director and Chief Executive Officer after the closing of the Business Combination. Mr. Lo is a successful entrepreneur and leader who strategized modernization of production facilities towards an Industrial 4.0 standard, as well as being an award-winning light artist. In 2012, Mr. Lo was appointed to be the Director of Innovation of Light Engine Limited, a leading LED lighting manufacturer in China and was promoted to Executive Chairman in 2020. Prior to joining Light Engine Limited, he founded two companies in 2005, namely LED Artist Limited, a visual and lighting design service provider in Hong Kong, and LEDARTIST LLC in New York City, a creative firm specializing in the designs of advertising, graphics, and technology-based art installations in the U.S. He concurrently held the posts of Chairman and Chief Vision Officer in LED Artist Limited, and CEO and President in LEDARTIST LLC. Mr. Lo holds a Master of Lighting Degree from Queensland University, Australia and a Bachelor of Fine Arts Degree in Advertising Design from the Art Centre College of Design, U.S.

King Sau Nelson PANG will serve as our Chief Financial Officer after the closing of the Business Combination. Mr. Pang has over 18 years of capital market experience leading and participating in transactions including IPOs, secondary offerings, M&A, restructuring, asset management, and other private and public offerings. Mr. Pang is the founder of ORION Strategic Management Co. Limited (“ORION”), which holds a Hong Kong Trust or Company Service Provider License. Prior to founding ORION, Mr. Pang was actively working in the investment banking and asset management sector. From October 2013 to July 2014, Mr. Pang served as Non-Executive Director of a Hong Kong listed company, China Gem Holdings Limited (1191.HK) and was involved in policy-making and strategic planning. In January 2012, Mr. Pang worked at the State Street Bank, one of the largest US banks and asset management companies, as an officer in the Investment Services team, serving global investment managers. Prior to that, Mr. Pang held various positions in Société Générale Corporation & Investment Banking, where he served institutional clients like Goldman Sachs, Morgan Stanley, JP Morgan, and IMC Asset Management. Mr. Pang holds a Master of Commerce Degree in Finance from the University of New South Wales, Australia, and a Bachelor of Commerce Degree in Economics and Accounting from the University of Sydney. He is a Certified Practicing Accountant of the CPA Australia, Certified Public Accountant of the HKICPA, Responsible Officer of type 1, 4 & 9 under Hong Kong SFC, and a member of the Society of Registered Financial Planners.

Alexander Che Yue CHOY will serve as our Chief Strategy Officer after the closing of the Business Combination. Mr. Choy is a serial entrepreneur, advisor, and disruptor with over 20 years of experience of building and investing in new businesses, with expertise in capital raising, business partnerships, M&A, driving strategy, growth, and implementation. Currently Mr. Choy is an advisor at Viatris, a global healthcare and pharmaceutical company, focusing on strategy, growth, innovation, and change management. Prior to that, between July 2017 to October 2021, Mr. Choy engaged in advising high growth companies ranging from start-ups to MNCs, including IOE Technologies Ltd., a wireless solutions company which developed sustainable radio frequency energy technologies; Circle Exports Ltd., an apparel and fashion business; and Little Flags, a fundraising platform in Hong Kong that serves charities and the underprivileged. He also co-founded and founded various companies, including Kinmount Ltd. and World-link Merchandise Ltd., which both acquired exclusivities to market and distribute Kinmount whisky and Australia’s Handpicked Wines in Greater China respectively; and Soliton Music Group in Hong Kong in 2011, which established a music streaming platform that created massive disruption within the music sector. Soliton was eventually sold to a listed company in 2017. Mr. Choy began his career with Procter & Gamble Hong Kong, starting as an analyst before he was promoted to a project manager of the Market Strategy and Planning department. Mr. Choy earned a Bachelor of Commerce Degree from the University of Sydney, Australia in 2000.

Sai Chung Daniel WONG will serve as our Executive Director after the closing of the Business Combination. Mr. Wong currently serves as Executive Director of LEW. Between 2019 and 2021, Mr. Wong was the Chief Operating Officer of Lighthouse Technologies Limited and had been promoted to its Deputy Chief Executive Officer since 2021. Separately, since 2016, Mr. Wong has been the Director of JM Network Limited, a full-service provider of LED signage solution in Hong Kong and Macau. Prior to that, Mr. Wong held various positions at international banks and financial companies responsible for formulating business strategies and development of online financial product trading platforms. Mr. Wong graduated from California State University, Northridge, U.S. with a Master of Business Administration in 1998 and a Bachelor of Science Degree in Business Administration in 1997.

Antony Paul Van De Ven will serve as one of our Independent Non-Executive Director after the closing of the Business Combination. Mr. Van de Ven has over 40 years of expertise and 70 publications in electrical engineering and optoelectronics and is the holder of several patents for lighting devices filed with the United States Patent and Trademark Office (USPTO). Since February 2020, Mr. Van de Ven has been serving as Director of Strategic Technology of KnowBio LLC, a life science company redefining the standards of care in a number of diseases and medical conditions by utilizing their extensive catalog of intellectual property in the fields of nitric oxide and precision light therapy. From April 2018 to February 2020, Mr. Van de Ven was the Chief Longevity Officer of MOZI AI, a biotechnology research company that utilizes cloud-based analytics engine to analyze public biomedical databases and published literature. Prior to that, Mr. Van de Ven was the Asia Pacific Director of LED Lighting Solution at Cree, Inc (NYSE: WOLF, formerly NASDAQ: CREE) from March 2008 to February 2018. Mr. Van de Ven received a Radio Trades Certificate from Sydney Technical College in 1980.

Francisco CISTERNAS Vera will serve as one of our Independent Non-Executive Director after the closing of the Business Combination. Prof. Cisternas is known for his research in modeling the interactions between digital and physical channels using big data, applied in financial, sports, and retail industries. His work was awarded two research grants from Carnegie Mellon University’s PNC Center for Financial Services Innovation, and he was distinguished with the Dipankar and Sharmila Chakravarti Doctoral Fellowship Award in 2014 for his contributions to Marketing. Prof. Cisternas has been an assistant professor of Marketing at the Chinese University of Hong Kong (CUHK) Business School since June 2017. He received his Doctor of Philosophy in Business Administration from Carnegie Mellon University in 2015, and his Master of Science in Operations Management and Bachelor of Science in Industrial Engineering in 2006.

Alain FONTAINE will serve as one of our Independent Non-Executive Director after the closing of the Business Combination. Mr. Fontaine has nearly 30 years of experience working in Asia in private equity (PE) investment for both corporate and institutional clients, sourcing and executing investment transactions and managing investment portfolios. He is currently a partner at the Hong Kong family office Beyond Traditions, which he joined in October 2012. Mr. Fontaine has also served as the Vice Chairman of the Hong Kong Venture Capital and Private Equity Association (HKVCA) since September 2017, after being elected to the board in June 2012 and being appointed as treasurer in August 2015. Prior to his current role at Beyond Traditions, he was a partner at China-focused PE fund OnCapital China Fund from June 2010. Preceding that, from April 1998, Mr. Fontaine was the CEO at Investel Asia Ltd., a single-family office focused on the telecommunications, media, and technology (TMT) sectors, and also briefly served as CEO of the Newcom Group in Mongolia from January 2007 to October 2008 and Managing Director of CDP Capital Communications from April 1998 to December 2003. Mr. Fontaine spent the first 17 years of his career as a professional engineer and in various management positions at Bell Canada and its subsidiaries in Canada, Africa, and Asia. He received his Bachelor of Applied Science in Electrical Engineering from the University of Sherbrooke, Canada.

Board of Directors

Effective as of the closing of the Business Combination, the board of directors of PubCo will consist of five members, three of whom shall be independent directors under Nasdaq rules. All members of PubCo’s board of directors will be nominated by LEW. A director is not required to hold any shares in PubCo to qualify as a director. The Listing Rules of the NASDAQ generally require that a majority of an issuer’s board of directors must consist of independent directors.

A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with PubCo is required to declare the nature of his or her interest at a meeting of PubCo’s directors. A general notice given to the directors by any director to the effect that he or she is a member, shareholder, director, partner, officer or employee of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he/she has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he/she may be interested therein and if he/she does so, his/her vote shall be counted, and he/she may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered. PubCo’s Board of Directors may exercise all of the powers to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of PubCo or of any third party. None of PubCo’s directors has a service contract with PubCo that provides for benefits upon termination of service as a director.

Committees of PubCo’s Board of Directors

Upon the closing of the Business Combination, PubCo intends to establish an audit committee, a compensation committee and a nominating and corporate governance committee under its Board of Directors. PubCo also intends to adopt a charter for each of the three committees upon the closing of the Business Combination. Each committee’s members and functions are described below.

Audit Committee.    PubCo’s audit committee will consist of [*], chaired by [*]. PubCo has determined that each of them satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq and meet the independence standards under Rule 10A-3 under the Exchange Act, as amended. PubCo has determined that [*] qualifies as an “audit committee financial expert”. The audit committee oversees PubCo’s accounting and financial reporting processes and the audits of its financial statements. The audit committee is responsible for, among other things:

•        establishing clear hiring policies for employees or former employees of the independent auditors;

•        reviewing and recommending to PubCo’s Board of Directors for approval, the appointment, re-appointment or removal of the independent auditor, after considering its annual performance evaluation of the independent auditor;

•        approving the remuneration and terms of engagement of the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by PubCo’s independent auditors at least annually;

•        obtaining a written report from PubCo’s independent auditor describing matters relating to its independence and quality control procedures;

•        reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•        discussing with PubCo’s independent auditor, among other things, the audits of the financial statements, including whether any material information should be disclosed, issues regarding accounting and auditing principles and practices;

•        reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•        reviewing and recommending the financial statements for inclusion within PubCo’s quarterly earnings releases and to its Board of Directors for inclusion in its annual reports;

•        discussing the annual audited financial statements with management and the independent registered public accounting firm;

•        reviewing policies with respect to risk assessment and risk management;

•        reviewing the adequacy and effectiveness of PubCo’s accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

•        periodically reviewing and reassessing the adequacy of the committee charter;

•        approving annual audit plans, and undertaking an annual performance evaluation of the internal audit function;

•        establishing and overseeing procedures for the handling of complaints and whistleblowing;

•        meeting separately and periodically with management, the internal auditors and the independent registered public accounting firm;

•        monitoring compliance with PubCo’s code of business conduct and ethics, including reviewing the adequacy and effectiveness of its procedures to ensure proper compliance;

•        reporting periodically to PubCo’s Board of Directors; and

•        such other matters that are specifically delegated to PubCo’s audit committee by PubCo’s Board of Directors from time to time.

Compensation Committee.    PubCo’s compensation committee will consist of [*], chaired by [*]. PubCo has determined that [*] satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq. The compensation committee assists the Board of Directors in reviewing and approving the compensation structure, including all forms of compensation, relating to PubCo’s directors and executive officers. PubCo’s chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

•        reviewing and evaluating PubCo’s executive compensation and benefits policies generally;

•        reviewing and recommending any incentive compensation or equity plans, programs or other similar arrangements;

•        periodically reviewing and reassessing the adequacy of the committee charter;

•        selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management; and

•        reporting periodically to PubCo’s Board of Directors; and

•        such other matters that are specifically delegated to the compensation committee by PubCo’s Board of Directors from time to time.

Nominating and Corporate Governance Committee.    PubCo’s nominating and corporate governance committee will consist of [*], chaired by [*]. PubCo has determined that [*] satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq. The nominating and corporate governance committee assists the Board of Directors in selecting individuals qualified to become PubCo’s directors and in determining the composition of the Board of Directors and its committees. The nominating and corporate governance committee is responsible for, among other things:

•        recommending nominees to PubCo’s Board of Directors for election or re-election to PubCo’s Board of Directors, or for appointment to fill any vacancy or newly created directorships on PubCo’s Board of Directors;

•        reviewing periodically with PubCo’s Board of Directors the current composition of PubCo’s Board of Directors with regards to characteristics such as judgment, experience, expertise, diversity and background;

•        recommending to PubCo’s Board of Directors such criteria with respect to nomination or appointment of members of its Board of Directors and chairs and members of its committees or other corporate governance matters as may be required pursuant to any SEC or Nasdaq rules, or otherwise considered desirable and appropriate;

•        recommending to PubCo’s Board of Directors the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;

•        periodically and reassessing the adequacy of the committee charter;

•        overseeing compliance with the corporate governance guidelines and code of business conduct and ethics; and

•        overseeing and leading the self-evaluation of PubCo’s Board of Directors in its performance and effectiveness as a whole.

Duties and Functions of Directors

Under British Virgin Islands law, PubCo’s directors owe fiduciary duties to PubCo, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in PubCo’s best interests. PubCo’s directors must also exercise their powers only for a proper purpose. PubCo’s directors also owe to PubCo a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the BVI. In fulfilling their duty of care to PubCo, PubCo’s directors must ensure compliance with PubCo’s Amended and Restated Memorandum and Articles of Association, as amended and restated from time to time. PubCo has the right to seek damages if a duty owed by its directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in PubCo’s name if a duty owed by PubCo’s directors is breached. The functions and powers of PubCo’s Board of Directors include, among others, (i) convening shareholders’ annual and Extraordinary General Meetings and reporting its work to shareholders at such meetings, (ii) declaring dividends, (iii) appointing directors or officers and determining their terms of offices and responsibilities, and (iv) approving the transfer of shares of PubCo, including the registering of such shares in PubCo’s share register.

Terms of Directors and Officers

PubCo’s officers are elected by and serve at the discretion of the board. Each director is not subject to a term of office and holds office until such time as his successor takes office or until the earlier of his death, resignation or removal from office by ordinary resolution of all shareholders. A director will be disqualified from holding office, or removed from office if, among other things, the director (i) becomes bankrupt; (ii) dies or is found by PubCo to be of unsound mind; (iii) resigns by notice in writing to PubCo; (iv) is prohibited by law from being a director; or (v) is removed from office pursuant to the provisions of PubCo’s Amended and Restated Memorandum and Articles of Association.

Code of Business Conduct and Ethics

PubCo will, prior to or concurrent with the listing of PubCo’s Ordinary Shares on Nasdaq, adopt a Code of Business Conduct and Ethics applicable to its directors, officers and employees. PubCo seeks to conduct business ethically, honestly, and in compliance with applicable laws and regulations. PubCo’s Code of Business Conduct and Ethics sets out the principles designed to guide PubCo’s business practices with integrity, respect and dedication. The code applies to all directors, officers, employees and extended workforce, including PubCo’s directors and executive officers. PubCo expects its suppliers, contractors, consultants, and other business partners to follow the principles set forth in its code when providing goods and services to PubCo or acting on PubCo’s behalf.

Diversity and Inclusion Policy

PubCo will, prior to or concurrent with the listing of PubCo’s Ordinary Shares on Nasdaq, adopt a Diversity and Inclusion Policy intended to achieve PubCo’s diversity goals through regular review and monitoring. As an international organization across Asia-Pacific and other regions, PubCo is mindful of the different market practices that apply in the countries in which it will operate and recognizes the importance of ethnic and cultural diversity in its management and workforce. PubCo recognizes that each individual is unique, and diversity encompasses many dimensions. As such, PubCo recognizes all types of diversity under the policy. The policy applies to all directors, officers, employees and extended workforce, including PubCo’s directors and executive officers.

Under the terms of the policy, PubCo’s board of directors will be responsible for the following:

•        annually setting measurable objectives for achieving gender diversity in the composition of the board of directors, senior management and workforce and, where appropriate, other aspects of diversity including respect for women in leadership roles, age diversity and cultural diversity. The board will assess annually PubCo’s progress in achieving such objectives;

•        ensuring the Diversity and Inclusion Policy is on PubCo’s website; and

•        reviewing the objectives set for the relevant reporting period and PubCo’s progress in achieving the objectives in its annual report.

Employment Agreements and Indemnification Agreements

Prior to or concurrent with the Closing, PubCo will enter into employment agreements with all executive officers which includes confidentiality and non-disclosure restrictions and non-competition and non-solicitation restrictions that apply during employment for certain periods following termination of employment. A form of such employment is filed as Exhibit 10.6 to this proxy statement/prospectus.

PubCo will enter into indemnification agreements with each of its directors. Under these agreements, PubCo may agree to indemnify its director against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director of PubCo. A form of indemnification agreement is filed as Exhibit 10.7 to this proxy statement/prospectus.

Compensation of Directors and Executive Officers

For the fiscal year ended September 30, 2022, LEW paid an aggregate of US$0.077 million in cash to its directors and executive officers. LEW currently does not have an incentive plan, prior or concurrent with the Closing, PubCo will adopt an incentive plan under which to grant awards to its directors and executive officers, see “— Share Incentive Plan”.

Share Incentive Plan

In order to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to selected employees, directors and consultants of PubCo and to promote the success and enhance the value of PubCo, PubCo will adopt a share incentive plan upon the Closing of the Business Combination. A form of the Share Incentive Plan is filed as Exhibit 10.5 and included as Annex C to this proxy statement/prospectus.

The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the Plan is 1,800,000 PubCo Ordinary Shares. As of the date of this prospectus, no award has been granted under the Plan.

The following paragraphs describe the principal terms of the Plan.

Types of awards.    The Plan permits the awards of options, restricted shares, and restricted share units or other types of awards approved by our board of directors or the compensation committee.

Plan administration.    The Plan shall be administered by our board of directors, or any committee appointed thereof, which determines, among other things, the participants eligible to receive awards, the type or types of awards to be granted to each eligible participant, the number of awards to be granted to each eligible participant, and the terms and conditions of each award grant.

Award agreement.    Awards under the Plan are evidenced by an award agreement that set forth the terms, conditions and limitations for each award which may include the term of an award, the provisions applicable in the event the participant’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an award.

Eligibility.    We may grant awards to directors, consultants, and employees of our company and our related entities.

Vesting schedule.    In general, the Board determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of awards.    The exercise price per share subject to an option is determined by the Board and set forth in the award agreement which may be a fixed price, or a variable price related to the fair market value of the shares.

Transfer restrictions.    Awards may not be transferred in any manner by the eligible participant other than in accordance with the limited exceptions provided in the Plan, such as transfers to our company or a subsidiary of ours, the designation of a beneficiary to receive benefits if the participant dies, permitted transfers or exercises on behalf of the participant by the participant’s duly authorized legal representative if the participant has suffered a disability, or, subject to the prior approval of the compensation committee or our executive officer or director authorized by the compensation committee, transfers to one or more natural persons who are the participant’s family members or entities owned and controlled by the participant and/or the participant’s family members, including but not limited to trusts or other entities whose beneficiaries or beneficial owners are the participant and/or the participant’s family members, or to such other persons or entities as may be expressly approved by the compensation committee, pursuant to such conditions and procedures as the compensation committee may establish.

Termination and amendment.    Unless terminated earlier, the Plan has a term of ten years. The Board may terminate, amend or modify the Plan, subject to the limitations of applicable laws or stock exchange rules. However, no termination, amendment, or modification of the Plan may adversely affect in any material way any award previously granted pursuant to the 2021 Plan without the prior written consent of the participant.

Foreign Private Issuer Status

As a foreign private issuer, PubCo will be exempt from the rules under the Exchange Act, prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, PubCo will not be required under the Exchange Act to file quarterly periodic reports and financial statements with the SEC as frequently or as promptly as U.S. domestic issuers and will not be required to disclose in its periodic reports all of the information that U.S. domestic issuers are required to disclose. PubCo will also be permitted to follow corporate governance practices in accordance with BVI law in lieu of most of the corporate governance rules set forth by Nasdaq. As a result, PubCo’s corporate governance practices differ in some respects from those required to be followed by U.S. companies listed on a national securities exchange.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
AND MANAGEMENT PRIOR TO THE BUSINESS COMBINATION

Security Ownership of Certain Beneficial Owners and Management of Ace

The following table sets forth as of June 30, 2023, the number of ordinary shares beneficially owned by (i) each person who is known by us to be the beneficial owner of more than five percent of our issued and outstanding ordinary shares (ii) each of our officers and directors; and (iii) all of our officers and directors as a group. As of June 30, 2023, we had 3,789,547 ordinary shares issued and outstanding.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them. The following table does not reflect record of beneficial ownership of any ordinary shares issuable upon exercise of the warrants.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership of Ordinary Shares	Approximate Percentage of Outstanding Ordinary Shares
5% Or Greater Holder
Ace Global Investment Limited(1)	1,369,000	36.13%
Fir Tree Capital Management LP(2)	310,000	8.18%
ATW SPAC MANAGEMENT LLC(3)	396,000	10.45%
Polar Multi-Strategy Master Fund(4)	380,000	10.03%
Executive Officers and Directors
Eugene Wong	20,000	*
Nicholas Xue-Wei Tan	20,000	*
Robert Morris	15,000	*
Yan Xu	15,000	*
Leslie Chow	15,000	*
All directors and executive officers as a group (5 individuals)(5)	85,000	2.24%

____________

*        Less than 1%

(1)      The principal business office of Ace Global Investment Limited is located at Rm. 806, 8/F, Tower 2, Lippo Centre, No. 89 Queensway, Admiralty, Hong Kong. Ace Global Investment Limited possesses the sole voting power and sole dispositive power with respect to the 1,369,000 ordinary shares held and beneficially owned by Ace Global Investment Limited.

(2)      Based on a Schedule 13G filed by the reporting person. The address for the reporting person is 55 West 46th Street, 29th Floor New York, NY 10036.

(3)      Based on a Schedule 13G filed by the reporting persons. The address for the reporting persons is 7969 NW 2nd Street, #401, Miami, Florida 33126. The Shares are held by one or more separately managed accounts managed by ATW SPAC Management LLC, a Delaware limited liability company (the “Adviser”), which has been delegated exclusive authority to vote and/or direct the disposition of such Units held by such separately managed accounts, which are sub-accounts of one or more pooled investment vehicles managed by a Delaware limited liability company. Antonio Ruiz-Gimenez is the managing member of the Adviser.

(4)      Based on a Schedule 13G filed by Polar Asset Management Partners Inc., a company incorporated under the laws of Ontario, Canada, which serves as the investment advisor to Polar Multi-Strategy Master Fund, a Cayman Islands exempted company (“PMSMF”) with respect to the Shares (as defined below) directly held by PMSMF. The address for the reporting person is 16 York Street, Suite 2900, Toronto, ON, Canada M5J 0E6.

(5)      Unless otherwise indicated, the business address of each of the individuals is c/o Ace Global Business Acquisition Limited, Rm. 806, 8/F, Tower 2, Lippo Centre, No. 89 Queensway, Admiralty, Hong Kong.

Security Ownership of LEW

Prior to the Business Combination, LEW has authorized shares consisting of 50,000 ordinary shares, par value $1.00 per share, of which 1,000 ordinary shares are issued and outstanding, none of which are publicly traded.

SECURITY OWNERSHIP OF THE COMBINED COMPANY AFTER THE BUSINESS COMBINATION

The following tables sets forth information regarding the beneficial ownership of PubCo Ordinary Shares immediately after the consummation of the Business Combination by:

•        each person known to PubCo who shall be the beneficial owner of more than 5% of any class of its shares immediately after the Business Combination;

•        each of its officers and directors; and

•        all of its officers and directors as a group.

Unless otherwise indicated, PubCo believes that all persons named in the table will have, immediately after the consummation of the Business Combination, sole voting and investment power with respect to all PubCo’s securities beneficially owned by them.

Beneficial ownership is determined in accordance with SEC rules and includes voting or investment power with respect to securities. Except as indicated by the footnotes below, PubCo believes, based on the information furnished to it, that the persons and entities named in the table below will have, immediately after the consummation of the Business Combination, sole voting and investment power with respect to all stock that they beneficially own, subject to applicable community property laws. All PubCo Ordinary Shares subject to options or warrants exercisable within 60 days of the consummation of the Business Combination are deemed to be outstanding and beneficially owned by the persons holding those options or warrants for the purpose of computing the number of shares beneficially owned and the percentage ownership of that person. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other person.

Subject to the paragraph above, percentage ownership of issued shares is based on 21,387,727 PubCo Ordinary Shares to be issued and outstanding upon consummation of the Business Combination. Such amount (i) includes, in connection to the Reincorporation Merger, (x) the issuance of up to 2,335,547 PubCo Ordinary Shares to Ace’s shareholders (assuming there are no Ace shareholders who exercise their redemption rights or dissenter rights); and (y) the issuance of 1,454,000 PubCo Ordinary Shares to the initial shareholders of Ace (including director’s share); (ii) assumes that there is no exercise of the PubCo Warrants (iii) includes the issuance of 15,000,000 PubCo Ordinary Shares to the current LEW shareholders; (iv) includes the issuance of 225,000 PubCo Ordinary Shares to Apex as finder to the Business Combination; (v) includes the issuance of 373,180 PubCo Ordinary Shares to Ace’s sponsor upon conversion of the notes issued to the Sponsor; (vi) assumes that there is issuance of 2,000,000 PIPE Shares; (v) assumes none of the initial shareholders or LEW shareholders purchase ACBA Ordinary Shares in the open market; and (vi) assumes that there are no other issuances of equity by Ace prior to or in connection with the consummation of the Business Combination.

	Scenario 1 Combined (Assuming Actual Redemptions Into Cash)		Scenario 2 Combined (Assuming Interim Redemptions Into Cash)		Scenario 3 Combined (Assuming Maximum Redemptions Into Cash)
Name and Address of Beneficial Owner	No. of PubCo Shares beneficially owned Post-Business Combination	%	No. of PubCo Shares beneficially owned Post-Business Combination	%	No. of PubCo Shares beneficially owned Post-Business Combination	%
Ace Global Investment Limited(1)	1,742,180	8.15	1,742,180	8.62	1,742,180	9.14
Cream of the Crop Limited(2)	9,874,335	46.17	9,874,335	48.83	9,874,335	51.83
KWONG Ping Man	1,536,015	7.18	1,536,015	7.60	1,536,015	8.06
CHOY Alexander Che Yue	1,170,285	5.47	1,170,285	5.79	1,170,285	6.14
Executive Officers and Directors of Ace
Eugene Wong	20,000	*	20,000	*	20,000	*
Nicholas Xue-Wei Tan	20,000	*	20,000	*	20,000	*

	Scenario 1 Combined (Assuming Actual Redemptions Into Cash)		Scenario 2 Combined (Assuming Interim Redemptions Into Cash)		Scenario 3 Combined (Assuming Maximum Redemptions Into Cash)
Name and Address of Beneficial Owner	No. of PubCo Shares beneficially owned Post-Business Combination	%	No. of PubCo Shares beneficially owned Post-Business Combination	%	No. of PubCo Shares beneficially owned Post-Business Combination	%
Robert Morris	15,000	*	15,000	*	15,000	*
Yan Xu	15,000	*	15,000	*	15,000	*
Leslie Chow	15,000	*	15,000	*	15,000	*
All Executive Officers and Directors of PubCo as a group (5 individuals)	85,000	*	85,000	*	85,000	*
Name and Address of Beneficial Owner	No. of PubCo Shares beneficially owned Post-Business Combination	%
Executive Officers and Directors of LEW
Yeung Man Teddy Lo	—	0.00
Sai Chung Daniel Wong	365,715	1.71
King Sau Nelson Pang	—	0.00
Che Yue Alexander Choy	1,170,285	5.47
Antony Paul Van De Ven	—	0.00
Francisco Cisternas	—	0.00
Alain Fontaine	—	0.00
All Executive Officers and Directors of LEW as a group (7 individuals)	1,536,000	7.18

____________

*        Less than 1%.

(1)      Shares held by Ace Global Investment Limited may be deemed to be indirectly beneficially owned by Ms. Chan Yuen Wah. Ms. Chan disclaims beneficial ownership of these shares except to the extent of the pecuniary interests therein.

(2)      Cream of the Crop Limited is one of the shareholders of LEW. Shares held by Cream of Crop Limited are beneficially owned and controlled by XIC Innovation Limited. The address of Cream of the Crop Limited is Coastal Building, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, VG1110, British Virgin Islands.

CERTAIN TRANSACTIONS

Certain Transactions of Ace

Insider Shares

In November 2020, Ace issued an aggregate of 1,000 founder shares to its initial shareholders for an aggregate purchase price of $1.

In December 2020, Ace issued an aggregate of 1,149,000 additional founder shares to the initial shareholders for an aggregate purchase price of $24,999.

Private Placement

Simultaneously with the closing of Ace’s Initial Public Offering, Ace consummated a private placement of 280,000 Private Units at $10.00 per unit, purchased by Ace’s sponsor, Ace Global Investment Limited. On April 9, 2021, the Company consummated an additional 24,000 units at $10.00 per unit to cover over-allotments.

The Private Units are identical to the units sold in the Initial Public Offering except that the warrants included in the Private Units (the “Private Warrants”) are non-redeemable and may be exercised on a cashless basis so long as the Private Warrants continue to be held by the initial purchasers of the Placement Units or their permitted transferees.

Related Party Advances

As of March 31, 2023, the balances due to the Related Party Advances were $1,548,156 and the note payable due to the Related Party was $2,066,865.

As of March 31, 2023 and December 31, 2022, the Company had issued promissory notes in exchange for Related Party Advances. The promissory notes issued pursuant to the Related Party Advances are unsecured, interest-free and would either be paid upon consummation of Ace’s initial Business Combination or at the lender’s discretion, converted upon consummation of Business Combination into additional private units at a price of $10.00 per unit. As of December 31, 2022, the balances due to the Related Party Advances were $893,814 and the note payable due to the Related Party was $1,366,200.

Administrative Services Agreement

The Company is obligated, commencing from April 1, 2021, to pay Ace Global Investment Limited a monthly fee of $10,000 for general and administrative services. This agreement will terminate upon completion of the Company’s business combination or the liquidation of the trust account to public shareholders.

Related Party Extensions Loan

The Company originally had 12 months after the consummation of the IPO to consummate an initial business combination and may extend such period to a total of 21 months after the consummation of the IPO. The Company currently expects that the Business Combination will occur as soon as practicable following the Extraordinary General Meeting and no later than July 8, 2023, but only after PubCo holds a statutory meeting of shareholders, which is expected to be held 10 days after the date of this proxy statement/prospectus. However, if the Company anticipates that it may not be able to consummate its initial business combination on or before July 8, 2023, the Company may, but is not obligated to, further extend the period of time to consummate a business combination through October 8, 2023. As approved by its shareholders at the annual meeting of the Company’s shareholders held on January 5, 2023, the Company entered into an amendment to the investment management trust agreement, dated January 5, 2023, with Continental Stock Transfer & Trust Company and filed a second amended and restated memorandum and articles of association, giving the Company the right to extend the time to complete a business combination a total of five (5) times, as follows: (i) two (2) times for an additional three (3) months each time from January 8, 2023 to July 8, 2023 by depositing into the trust account $0.15 for each three-month extension for each issued and outstanding ACBA Ordinary Share issued in the IPO that has not been redeemed, followed by (ii) three (3) times for an additional one (1) month each time from July 8, 2023 to October 8, 2023 by depositing into the trust account $0.05 for each one-month extension for each issued and outstanding ACBA Ordinary Share issued in the IPO that has not been redeemed.

On March 28, 2022, July 6, 2022, September 28, 2022, January 5, 2023 and March 24, 2023, the Company issued Notes in the amount of $455,400, $455,400, $455,400, $350,332 and $350,332, respectively to the Sponsor, pursuant to which such amount had been deposited into the trust account in order to extend the amount of available time to complete a business combination until July 8, 2023.

On June 13, 2023, the Company issued Notes in the amount of $116,777 to the Sponsor, pursuant to which such amount had been deposited into the trust account in order to extend the amount of available time to complete a business combination until August 8, 2023.

The Notes issued do not bear interest and matures upon the closing of the business combination by the Company. In addition, the Notes may be converted by the holder into units of the Company identical to the units issued in the Company’s IPO at a price of $10.00 per unit.

Related Party Policy

Ace’s Code of Ethics require Ace to avoid, wherever possible, all related party transactions that could result in actual or potential conflicts of interests, except under guidelines approved by the board of directors (or the audit committee). Related-party transactions are defined as transactions in which (1) the aggregate amount involved will or may be expected to exceed $120,000 in any calendar year, (2) Ace or any of its subsidiaries is a participant, and (3) any (a) executive officer, director or nominee for election as a director, (b) greater than 5% beneficial owner of our ordinary shares, or (c) immediate family member, of the persons referred to in clauses (a) and (b), has or will have a direct or indirect material interest (other than solely as a result of being a director or a less than 10% beneficial owner of another entity). A conflict-of-interest situation can arise when a person takes actions or has interests that may make it difficult to perform his or her work objectively and effectively. Conflicts of interest may also arise if a person, or a member of his or her family, receives improper personal benefits as a result of his or her position.

Ace also requires each of its directors and executive officers to annually complete a directors’ and officers’ questionnaire that elicits information about related party transactions.

Ace’s audit committee, pursuant to its written charter, will be responsible for reviewing and approving related-party transactions to the extent we enter into such transactions. All ongoing and future transactions between Ace and any of its officers and directors or their respective affiliates will be on terms believed by ACBA to be no less favorable to Ace than are available from unaffiliated third parties. Such transactions will require prior approval by Ace’s audit committee and a majority of our uninterested “independent” directors, or the members of Ace’s board who do not have an interest in the transaction, in either case who had access, at Ace’s expense, to Ace’s attorneys or independent legal counsel. Ace will not enter into any such transaction unless our audit committee and a majority of our disinterested “independent” directors determine that the terms of such transaction are no less favorable to Ace than those that would be available to Ace with respect to such a transaction from unaffiliated third parties. Additionally, Ace requires each of its directors and executive officers to complete a directors’ and officers’ questionnaire that elicits information about related party transactions.

These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

To further minimize potential conflicts of interest, Ace has agreed not to consummate a business combination with an entity which is affiliated with any of its initial shareholders unless we obtain an opinion from an independent investment banking firm that the business combination is fair to our unaffiliated shareholders from a financial point of view. Furthermore, in no event will any of its existing officers, directors or initial shareholders, or any entity with which they are affiliated, be paid any finder’s fee, consulting fee or other compensation prior to, or for any services they render in order to effectuate, the consummation of a business combination.

Certain Transactions of LEW

During the year ended September 30, 2022, the Company purchased finished goods in the amount of US$51.6 million from a related party manufacturer, Huizhou Light Engine Ltd, which is controlled by the Controlling LEW Shareholder and which is controlled by the Controlling LEW Shareholder, with accounts payable of US$13.4 million as of September 30, 2022. The Controlling Shareholder owns 59.957% of Huizhou Light Engine Ltd.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE BUSINESS COMBINATION

The following is a general discussion of the material U.S. federal income tax consequences (i) of the Reincorporation Merger to U.S. Holders (defined below) of ACBA Ordinary Shares and ACBA Warrants (collectively, the “Ace securities”), (ii) of the ownership and disposition of PubCo Ordinary Shares and PubCo Warrants (collectively, the “PubCo securities”) received in the Business Combination to U.S. Holders and (iii) exercise of redemption rights by holders of Ace securities that are U.S. Holders. A tax opinion as to the Reincorporation Merger (per clause (1) of the preceding sentence) is filed as an exhibit hereunder as Exhibit 8.1 to this proxy statement/prospectus and the disclosure in this section as to the Reincorporation Merger is based upon such tax opinion.

This discussion is based on provisions of the Code, the Treasury Regulations promulgated thereunder (whether final, temporary, or proposed), administrative rulings of the IRS, and judicial decisions, all as in effect on the date hereof, and all of which are subject to differing interpretations or change, possibly with retroactive effect. This discussion does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a holder as a result of the Business Combination or as a result of the ownership and disposition of PubCo securities. In addition, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular holders, nor does it take into account the individual facts and circumstances of any particular holder that may affect the U.S. federal income tax consequences to such holder, and accordingly, is not intended to be, and should not be construed as, tax advice. This discussion does not address the U.S. federal 3.8% Medicare tax imposed on certain net investment income or any aspects of U.S. federal taxation other than those pertaining to the income tax, nor does it address any tax consequences arising under any tax laws other than the U.S. federal income tax law, such as gift or estate tax laws, U.S. state and local, or non-U.S. tax laws or, except as discussed herein, any tax reporting obligations of a holder of Ace securities or PubCo securities. Holders should consult their own tax advisors regarding such tax consequences in light of their particular circumstances.

No ruling has been requested or will be obtained from the IRS regarding the U.S. federal income tax consequences of the Business Combination or any other related matter; thus, there can be no assurance that the IRS will not challenge the U.S. federal income tax treatment described below or that, if challenged, such treatment will be sustained by a court.

This summary is limited to considerations relevant to holders that hold Ace securities and, after the completion of the Business Combination, PubCo securities, as “capital assets” within the meaning of section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to holders in light of their individual circumstances, including holders subject to special treatment under the U.S. tax laws, such as, for example:

•        banks or other financial institutions, underwriters, or insurance companies;

•        traders in securities who elect to apply a mark-to-market method of accounting;

•        real estate investment trusts and regulated investment companies;

•        tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts;

•        expatriates or former long-term residents of the United States;

•        subchapter S corporations, partnerships or other pass-through entities or investors in such entities;

•        dealers or traders in securities, commodities or currencies;

•        grantor trusts;

•        persons subject to the alternative minimum tax;

•        U.S. persons whose “functional currency” is not the U.S. dollar;

•        persons who received ACBA Ordinary Shares through the issuance of restricted stock under an incentive plan or through a tax-qualified retirement plan or otherwise as compensation;

•        persons who own (directly or through attribution) 5% or more (by vote or value) of the outstanding ACBA Ordinary Shares, or, after the Business Combination, the issued PubCo Ordinary Shares (excluding treasury shares); or

•        holders holding Ace securities, or, after the Business Combination, PubCo securities, as a position in a “straddle”, as part of a “synthetic security” or “hedge”, as part of a “conversion transaction”, or other integrated investment or risk reduction transaction.

•        controlled foreign corporations, passive foreign investment companies, or foreign corporations with respect to which there are one or more United States shareholders within the meaning of Treasury Regulation Section 1.367(b)-3(b)(1)(ii); or

•        the Sponsor or its affiliates.

As used in this proxy statement/prospectus, the term “U.S. Holder” means a beneficial owner of Ace securities, and, after the Business Combination, PubCo securities received in the Business Combination, that is, for U.S. federal income tax purposes:

•        an individual who is a citizen or resident of the United States;

•        a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•        an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•        a trust (i) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

A “Non-U.S. Holder” means a beneficial owner of Ace securities, and, after the Business Combination, PubCo securities received in the Business Combination, that is, for U.S. federal income tax purposes, an individual, corporation, estate or trust that is not a U.S. Holder.

If a partnership, including for this purpose any entity or arrangement that is treated as a partnership for U.S. federal income tax purposes, holds Ace securities, and, after the completion of the Business Combination, PubCo securities received in the Business Combination, the U.S. federal income tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partner and the partnership. A holder that is a partnership and the partners in such partnership should consult their own tax advisors with regard to the U.S. federal income tax consequences of the Business Combination and the subsequent ownership and disposition of PubCo securities received in the Business Combination.

Because ACBA Units will be separated into their component parts immediately prior to the consummation of the Business Combination, a beneficial owner of an ACBA Unit should be treated as the owner of the underlying component Ace securities for U.S. federal income tax purposes. The discussion below with respect to Ace securities should also apply to holders of ACBA Units (as the deemed owner of the underlying component Ace securities).

THIS SUMMARY DOES NOT PURPORT TO BE A COMPREHENSIVE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE BUSINESS COMBINATION. IN ADDITION, THE U.S. FEDERAL INCOME TAX TREATMENT OF THE BENEFICIAL OWNERS OF ACE SECURITIES OR PUBCO SECURITIES MAY BE AFFECTED BY MATTERS NOT DISCUSSED HEREIN AND DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF U.S. FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. HOLDERS OF ACE SECURITIES SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE BUSINESS COMBINATION AND OF THE OWNERSHIP AND DISPOSITION OF PUBCO SECURITIES AFTER THE BUSINESS COMBINATION, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX LAWS.

Passive Foreign Investment Company Status

A. Definition and General Taxation of a PFIC

A non-U.S. corporation will be classified as a PFIC for any taxable year (a) if at least 75% of its gross income consists of passive income, such as dividends, interest, rents and royalties (except for rents and royalties earned in the active conduct of a trade or business), and gains on the disposition of property that produces such income, or (b) if at least 50% of the fair market value of its assets (determined on the basis of a quarterly average) is attributable to assets that produce, or are held for the production of, passive income (including for these purposes its pro rata share of the gross income and assets of any corporation (and, if certain proposed Treasury regulations are applied, partnerships) in which it is considered to own at least 25% of the interest, by value). The determination of whether a foreign corporation is a PFIC is made annually.

If Ace or PubCo is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of Ace securities or PubCo securities, and, in the case of ACBA Ordinary Shares or PubCo Ordinary Shares, the U.S. Holder did not make either (a) a timely qualified election fund, or “QEF”, election under Section 1295 of the Code for Ace’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) ACBA Ordinary Shares or PubCo Ordinary Shares or (b) a QEF election along with a “purging election”, both of which are discussed further below, such holder generally will be subject to special rules with respect to:

•        any gain recognized by the U.S. Holder on the sale or other disposition of its ACBA Ordinary Shares or Ace rights or PubCo Ordinary Shares; and

•        any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the ACBA Ordinary Shares or PubCo Ordinary Shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the ACBA Ordinary Shares or PubCo Ordinary Shares).

Under these rules,

•        the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Ace securities or the PubCo securities;

•        the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of Ace’s or PubCo’s first taxable year in which it qualified as a PFIC, will be taxed as ordinary income;

•        the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•        the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

In general, if Ace or PubCo is determined to be a PFIC, a U.S. Holder may avoid the PFIC tax consequences described above with respect to its ACBA Ordinary Shares or PubCo Ordinary Shares by making a timely QEF election (or a QEF election along with a purging election), as described below. Pursuant to the QEF election, a U.S. Holder will be required to include in income its pro rata share of Ace’s or PubCo’s net capital gain (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, whether or not distributed, in the taxable year of the U.S. Holder in which or with which Ace’s PubCo’s taxable year ends.

B. Impact of PFIC Rules on Certain U.S. Holders

The impact of the PFIC rules on a U.S. Holder of Ace securities will depend on whether the U.S. Holder has made a timely and effective election to treat Ace or PubCo as a QEF, for Ace’s or PubCo’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) ACBA Ordinary Shares or PubCo Ordinary Shares, or if the U.S. Holder made an effective QEF election along with a “purging election”, as discussed below. A U.S. Holder’s ability to make an effective QEF election with respect to Ace or PubCo is contingent upon, among other things, the provision by Ace or PubCo of certain information that would enable the U.S. Holder to make and maintain a QEF election. If Ace or PubCo determines it is a PFIC for any taxable year, it will endeavor to provide to a U.S. Holder upon request such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a QEF election. However, there is no assurance that Ace will have timely knowledge of its status as a PFIC in the future or of the required information to be provided. A U.S. Holder of a PFIC that made a timely and effective QEF election for Ace’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) ACBA Ordinary Shares or PubCo Ordinary Shares, or that made a QEF election along with a purging election, as discussed below, is hereinafter referred to as an “Electing Shareholder”. A U.S. Holder of a PFIC that did not make a timely and effective QEF election for Ace’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) ACBA Ordinary Shares or PubCo Ordinary Shares, or that did not make a QEF election along with a purging election, is hereinafter referred to as a “Non-Electing Shareholder”.

As indicated above, if a U.S. Holder of ACBA Ordinary Shares or PubCo Ordinary Shares has not made a timely and effective QEF election with respect to Ace’s or PubCo’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) ACBA Ordinary Shares or PubCo Ordinary Shares, such U.S. Holder generally may nonetheless qualify as an Electing Shareholder by a timely filed U.S. income tax return (including extensions), a QEF election and a purging election to recognize under the rules of Section 1291 of the Code any gain that it would otherwise recognize if the U.S. Holder sold its ACBA Ordinary Shares or PubCo Ordinary Shares for their fair market value on the “qualification date”. The qualification date is the first day of Ace’s or PubCo’s tax year in which Ace or PubCo qualifies as a QEF with respect to such U.S. Holder. The purging election can only be made if such U.S. Holder held ACBA Ordinary Shares or PubCo Ordinary Shares on the qualification date. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder will increase the adjusted tax basis in its ACBA Ordinary Shares or PubCo Ordinary Shares by the amount of the gain recognized and will also have a new holding period in the ACBA Ordinary Shares or PubCo Ordinary Shares for purposes of the PFIC rules.

A U.S. Holder may not make a QEF election with respect to ACBA Warrants or PubCo Warrants. As a result, if a U.S. Holder of ACBA Warrants or PubCo Warrants sells or otherwise disposes of such ACBA Warrants or PubCo Warrants, any gain recognized will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above, if Ace or PubCo were a PFIC at any time during the period the U.S. Holder held the ACBA Warrants or PubCo Warrants.

U.S. Holders that hold (or are deemed to hold) stock of a foreign corporation that qualifies as a PFIC may elect to annually mark such stock to its market value if such stock is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission or certain foreign exchanges or markets of which the IRS has approved (a “mark-to-market election”). The Nasdaq Stock Market currently is considered to be an exchange that would allow a U.S. Holder to make a mark-to-market election. U.S. Holders are urged to consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election with respect to their ACBA Ordinary Shares or PubCo Ordinary Shares under their particular circumstances.

The rules dealing with PFICs and with the QEF election and purging election (or a mark-to-market election) are very complex and are affected by various factors in addition to those described above. Accordingly, a U.S. Holder of Ace securities and/or PubCo securities should consult its own tax advisor concerning the application of the PFIC rules to such securities under such holder’s particular circumstances.

U.S. Federal Income Tax Consequences of Ownership and Disposition of PubCo Securities

The following discussion is a summary of certain material U.S. federal income tax consequences of the ownership and disposition of PubCo securities to U.S. Holders who receive such PubCo securities pursuant to the Business Combination.

Distributions on PubCo Ordinary Shares

Subject to the PFIC rules discussed above under “— Passive Foreign Investment Company Status”, the gross amount of any distribution on PubCo Ordinary Shares that is made out of PubCo’s current and accumulated profits (as determined for U.S. federal income tax purposes) will generally be taxable to a U.S. Holder as ordinary dividend income on the date such distribution is actually or constructively received by such U.S. Holder. Any such dividends paid to corporate U.S. Holders generally will not qualify for the dividends received deduction that may otherwise be allowed under the Code.

Dividends received by non-corporate U.S. Holders, including individuals, from a “qualified foreign corporation” may be eligible for reduced rates of taxation, provided that certain holding period requirements and other conditions are satisfied. For these purposes, a non-U.S. corporation will be treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that shares listed on the NASDAQ (on which PubCo intends to apply to list the PubCo Ordinary Shares) will be considered readily tradable on an established securities market in the United States. Even if the PubCo Ordinary Shares are listed on NASDAQ, there can be no assurance that the PubCo Ordinary Shares will be considered readily tradable on an established securities market in future years. Non-corporate U.S. Holders that do not meet a minimum holding period requirement or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code (dealing with the deduction for investment interest expense) will not be eligible for the reduced rates of taxation regardless of whether PubCo is a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Finally, PubCo will not constitute a qualified foreign corporation for purposes of these rules if it is a PFIC for the taxable year in which it pays a dividend or for the preceding taxable year. See the discussion above under “— Passive Foreign Investment Company Status”.

The amount of any dividend paid in foreign currency will be the U.S. dollar value of the foreign currency distributed by PubCo, calculated by reference to the exchange rate in effect on the date the dividend is includible in the U.S. Holder’s income, regardless of whether the payment is in fact converted into U.S. dollars on the date of receipt. Generally, a U.S. Holder should not recognize any foreign currency gain or loss if the foreign currency is converted into U.S. dollars on the date the payment is received. However, any gain or loss resulting from currency exchange fluctuations during the period from the date the U.S. Holder includes the dividend payment in income to the date such U.S. Holder actually converts the payment into U.S. dollars will be treated as ordinary income or loss. That currency exchange income or loss (if any) generally will be income or loss from U.S. sources for foreign tax credit limitation purposes.

To the extent that the amount of any distribution made by PubCo on the PubCo Ordinary Shares exceeds PubCo’s current and accumulated earnings and profits for a taxable year (as determined under U.S. federal income tax principles), the distribution will first be treated as a tax-free return of capital, causing a reduction (but not below zero) in the adjusted basis of the U.S. Holder’s PubCo Ordinary Shares, and to the extent the amount of the distribution exceeds the U.S. Holder’s tax basis, the excess will be taxed as capital gain recognized on a sale or exchange as described below under “— Sale, Exchange, Redemption or Other Taxable Disposition of PubCo Securities”. However, PubCo may not calculate earnings and profits in accordance with U.S. federal income tax principles. In such event, a U.S. Holder should expect to generally treat distributions PubCo makes as dividends.

Sale, Exchange, Redemption or Other Taxable Disposition of PubCo Securities

Subject to the discussion above under “— Passive Foreign Investment Company Status”. A U.S. Holder will generally recognize gain or loss on any sale, exchange, redemption, or other taxable disposition of PubCo Ordinary Shares and PubCo Warrants in an amount equal to the difference between the amount realized on the disposition and such U.S. Holder’s adjusted tax basis in such PubCo Ordinary Shares or PubCo Warrants. Any gain or loss recognized by a U.S. Holder on a taxable disposition of PubCo Ordinary Shares or PubCo Warrants will generally be capital gain or loss and will be long-term capital gain or loss if the holder’s holding period in the PubCo Ordinary Shares or PubCo Warrants exceeds one year at the time of the disposition. Preferential tax rates may apply to long-term capital gains recognized by non-corporate U.S. Holders (including individuals). The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder on the sale or exchange of PubCo Ordinary Shares or PubCo Warrants will generally be treated as U.S. source gain or loss.

Exercise or Lapse of a PubCo Warrant

Except as discussed below with respect to the cashless exercise of a PubCo Warrant, a U.S. Holder generally will not recognize gain or loss upon the acquisition of a PubCo Ordinary Share on the exercise of a PubCo Warrant for cash. A U.S. Holder’s tax basis in a PubCo Ordinary Share received upon exercise of the PubCo Warrant generally will be an amount equal to the sum of the U.S. Holder’s tax basis in the PubCo Warrant exchanged therefor and the exercise price. The U.S. Holder’s holding period for a PubCo Ordinary Share received upon exercise of the PubCo Warrant will begin on the date following the date of exercise (or possibly the date of exercise) of the PubCo Warrants and will not include the period during which the U.S. Holder held the PubCo Warrants. If a PubCo Warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the PubCo Warrant.

The tax consequences of a cashless exercise of a warrant are not clear under current tax law. A cashless exercise may be tax-free, either because the exercise is not a gain realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either tax-free situation, a U.S. Holder’s basis in the PubCo Ordinary Shares received would equal the holder’s basis in the PubCo Warrant exercised therefor. If the cashless exercise were treated as not being a gain realization event, a U.S. Holder’s holding period in the PubCo Ordinary Shares would be treated as commencing on the date following the date of exercise (or possibly the date of exercise) of the PubCo Warrant. If the cashless exercise were treated as a recapitalization, the holding period of the PubCo Ordinary Shares would include the holding period of the PubCo Warrant exercised therefor.

It is also possible that a cashless exercise could be treated in part as a taxable exchange in which gain, or loss would be recognized. In such event, a U.S. Holder would recognize gain or loss with respect to the portion of the exercised PubCo Warrants treated as surrendered to pay the exercise price of the PubCo Warrants (the “surrendered warrants”). The U.S. Holder would recognize capital gain or loss with respect to the surrendered warrants in an amount generally equal to the difference between (i) the fair market value of the PubCo Ordinary Shares that would have been received with respect to the surrendered warrants in a regular exercise of the PubCo Warrants and (ii) the sum of the U.S. Holder’s tax basis in the surrendered warrants and the aggregate cash exercise price of such warrants (if they had been exercised in a regular exercise). In this case, a U.S. Holder’s tax basis in the PubCo Ordinary Shares received would equal the U.S. Holder’s tax basis in the PubCo Warrants exercised plus (or minus) the gain (or loss) recognized with respect to the surrendered warrants. A U.S. Holder’s holding period for the PubCo Ordinary Shares would commence on the date following the date of exercise (or possibly the date of exercise) of the PubCo Warrant.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise of PubCo Warrants.

SHARES ELIGIBLE FOR FUTURE SALE

According to the Amended and Restated Memorandum and Articles of Association of PubCo, the authorized shares of post-closing company is 100,000,000 PubCo Ordinary Shares of par value of $0.001 each of a single class. All of the PubCo Ordinary Shares issued in connection with the Reincorporation Merger will be freely transferable by persons other than by PubCo’s “affiliates” without restriction under the Securities Act, subject to the restrictions detailed below. The PubCo Ordinary Shares issued in the Acquisition Merger will also be registered at the closing but will be subject to the lock-up agreements described below. Sales of substantial amounts of PubCo Ordinary Shares in the public market could adversely affect prevailing market prices of the PubCo Ordinary Shares. Prior to the Business Combination, there has been no public market for PubCo Ordinary Shares. PubCo intends to apply for listing of the PubCo Ordinary Shares and PubCo Warrants on Nasdaq, but it cannot be assured that a regular trading market will develop in the PubCo Ordinary Shares or PubCo Warrants.

Transfer of Ordinary Shares

Subject to applicable securities laws in relevant jurisdictions and PubCo’s Amended and Restated Memorandum and Articles of Association, the fully paid-up ordinary shares are freely transferable. Shares may be transferred by a duly signed instrument of transfer in any usual common form or in a form acceptable to the directors and the applicable securities laws in the relevant jurisdictions. The directors may decline to register any transfer unless, among other things, evidence of payment of any stamp duty payable with respect to the transfer is provided together with other evidence as the directors may be required to show the right of the transferor to make the transfer. PubCo will replace lost or destroyed certificates for shares upon notice to us and upon, among other things, the applicant furnishing evidence and indemnity as the directors may require and the payment of all applicable fees.

Lock-up Agreements

In connection with the transactions, LEW will use its commercially reasonable efforts to cause shareholders of LEW who will own more than 15% of the issued and outstanding PubCo Ordinary Shares (an aggregate of 9,874,340 PubCo Ordinary Shares) as of immediately after the Acquisition Merger becoming effective to enter into the Lock-Up Agreements. The Lock-Up Agreements provide that these LEW shareholders will not, for at least six (6) months (and in certain cases, up to twelve (12) months) from the closing of the Business Combination and subject to certain exceptions, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of the ordinary shares issued in connection with the Acquisition Merger, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of such shares, whether any of these transactions are to be settled by delivery of any such shares, in cash, or otherwise. Such lock-up provisions will not apply to the transfer by gift or court order, or transfers to permitted transferees such as immediate family members or affiliates, provided that any such transferee will also subject to the Lock-Up Agreement.

PubCo Options

In connection with the Business Combination, Ace and LEW have agreed that PubCo shall adopt the Incentive Plan. The Incentive Plan provides for the issuance of up to an aggregate of 1,800,000 PubCo Ordinary Shares. See “PubCo’s Directors and Executive Officers after the Business Combination — Share Incentive Plan”.

Regulation S

Regulation S under the Securities Act provides an exemption from registration requirements in the United States for offers and sales of securities that occur outside the United States. Rule 903 of Regulation S provides the conditions to the exemption for a sale by an issuer, a distributor, their respective affiliates or anyone acting on their behalf, while Rule 904 of Regulation S provides the conditions to the exemption for a resale by persons other than those covered by Rule 903. In each case, any sale must be completed in an offshore transaction, as that term is defined in Regulation S, and no directed selling efforts, as that term is defined in Regulation S, may be made in the United States.

PubCo is a foreign issuer as defined in Regulation S. As a foreign issuer, securities that PubCo sells outside the United States pursuant to Regulation S are not considered to be restricted securities under the Securities Act, and, subject to the offering restrictions imposed by Rule 903, are freely tradable without registration or restrictions under the Securities Act, unless the securities are held by PubCo’s affiliates. Generally, subject to certain limitations, holders of PubCo’s restricted shares who are not affiliates of PubCo or who are affiliates of PubCo by virtue of their status as an officer or director of PubCo may, under Regulation S, resell their restricted shares in an “offshore transaction” if none of the shareholder, its affiliate nor any person acting on their behalf engages in directed selling efforts in the United States and, in the case of a sale of PubCo restricted shares by an officer or director who is an affiliate of PubCo solely by virtue of holding such position, no selling commission, fee or other remuneration is paid in connection with the offer or sale other than the usual and customary broker’s commission that would be received by a person executing such transaction as agent. Additional restrictions are applicable to a holder of PubCo restricted shares who will be an affiliate of PubCo other than by virtue of his or her status as an officer or director of PubCo.

PubCo is not claiming the potential exemption offered by Regulation S in connection with the offering of newly issued shares outside the United States and will register all of the newly issued shares under the Securities Act.

Rule 144

All of PubCo Ordinary Shares that will be outstanding upon the consummation of the Business Combination, other than those equity shares issued and registered in connection with the Business Combination, are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, beginning 90 days after the date of this proxy statement/prospectus, a person (or persons whose shares are aggregated) who, at the time of a sale, is not, and has not been during the three months preceding the sale, an affiliate of PubCo and has beneficially owned PubCo’s restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about PubCo. Persons who are affiliates of PubCo and have beneficially owned PubCo’s restricted securities for at least six months may sell a number of restricted securities within any three-month period that does not exceed the greater of the following:

•        1% of the then issued equity shares of the same class which, immediately after the Business Combination, will equal [*] equity shares (assuming redemption by holders of 2,335,547 Ace shares); or

•        the average weekly trading volume of PubCo Ordinary Shares of the same class during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by affiliates of PubCo under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about PubCo.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of PubCo’s employees, consultants or advisors who purchases equity shares from PubCo in connection with a compensatory stock plan or other written agreement executed prior to the consummation of the Business Combination is eligible to resell those equity shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

DESCRIPTION OF ACE’S SECURITIES

General

Ace is a company incorporated in the British Virgin Islands as a BVI business company (company number 2047055) and its affairs are governed by its memorandum and articles of association, the BVI Business Companies Act, 2004 and the common law of the British Virgin Islands. Ace currently is authorized to issue 100,000,000 ordinary shares, par value $0.001. As of the date of this proxy statement/prospectus, 1,454,000 ordinary shares are issued and outstanding, held by our initial shareholders and directors. No preferred shares are issued or outstanding. As of the date of this proxy statement/prospectus, there are 3,789,547 ordinary shares issued and outstanding. Each of the Units, Shares and Warrants are registered pursuant to Section 12 of the Exchange Act.

Units

Each unit consists of one ordinary share and one redeemable warrant. Each redeemable warrant entitles the holder thereof to purchase one ordinary share.

Ordinary Shares

Our shareholders of record are entitled to one vote for each share held on all matters to be voted on by shareholders. In connection with any vote held to approve our business combination, all of our initial shareholders, as well as all of our officers and directors, have agreed to vote their respective ordinary shares owned by them immediately prior to the IPO and any shares purchased in the IPO or following the IPO in the open market in favor of the proposed business combination.

We will proceed with the Business Combination only if we have net tangible assets of at least $5,000,001 upon consummation of such Business Combination and a majority in excess of 50% of the ordinary shares voted are voted at a duly convened meeting in favor of the Business Combination. At least ten days’ notice must be given for each general meeting (although we will provide whatever minimum number of days are required under Federal securities laws). Shareholders may vote at meetings in person or by proxy.

The members of our board of directors serve until the next annual general meeting. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares eligible to vote for the election of directors can elect all of the directors.

Pursuant to our amended and restated memorandum and articles of association, if we do not consummate a business combination by 21 months (or up to 30 months if we have extended the period of time as described in this proxy) from the consummation of the IPO, it will trigger our automatic winding up, liquidation and subsequent dissolution. Our initial shareholders have agreed to waive their rights to share in any distribution from the trust account with respect to their insider shares upon our winding up, liquidation and subsequent dissolution.

Our shareholders have no conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the ordinary shares, except that public shareholders have the right to have their public shares converted to cash equal to their pro rata share of the trust account if they vote on the proposed business combination and the business combination is completed. Public shareholders who convert their public shares into their portion of the trust account still have the right to exercise the redeemable warrants that they received as part of the units.

Warrants

Each redeemable warrant entitles the registered holder to purchase one ordinary share at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on the later of the completion of an initial business combination and one (1) year from the effective date of this registration statement. Pursuant to the warrant agreement, a warrant holder may exercise its warrants only for a whole number of shares. However, except as set forth below, no warrants will be exercisable for cash unless we have an effective and current registration statement covering the ordinary shares issuable upon exercise of the warrants and a current prospectus relating to such ordinary shares. Notwithstanding the foregoing, if a registration statement covering the ordinary shares issuable upon exercise of the warrants is not effective within 90 days from the consummation of our initial business combination, warrant holders may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to the exemption from registration provided by Section 3(a)(9) of the Securities Act provided that such exemption is available. If an exemption from registration is not available, holders will not be able to exercise their warrants on a cashless basis. The warrants will expire five years from the effective date of the registration statement of which this prospectus forms a part at 5:00 p.m., Eastern Standard Time.

We may call the warrants for redemption (excluding the private warrants), in whole and not in part, at a price of $0.01 per warrant:

•        at any time while the warrants are exercisable;

•        upon not less than 30 days’ prior written notice of redemption to each warrant holder;

•        if, and only if, the reported last sale price of the ordinary shares equals or exceeds $18.00 per share, as adjusted for share splits, share capitalizations, rights, issuances, subdivisions, reorganizations, recapitalizations, and the like, for any 20 trading days within a 30-trading day period ending on the third business day prior to the notice of redemption to warrant holders; and

•        if, and only if, there is a current registration statement in effect with respect to the ordinary shares underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

The right to exercise will be forfeited unless the warrants are exercised prior to the date specified in the notice of redemption. On and after the redemption date, a record holder of a warrant will have no further rights except to receive the redemption price for such holder’s warrant upon surrender of such warrant.

The redemption criteria for our warrants have been established at a price which is intended to provide warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the warrant exercise price so that if the share price declines as a result of our redemption call, the redemption will not cause the share price to drop below the exercise price of the warrants.

If we call the warrants for redemption as described above, our management will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis”. In such event, each holder would pay the exercise price by surrendering the whole warrants for that number of ordinary shares equal to the quotient obtained by dividing (x) the product of the number of ordinary shares underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y). The “fair market value” shall mean the volume weighted average price of the ordinary shares for the 20 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. Whether we will exercise our option to require all holders to exercise their warrants on a “cashless basis” will depend on a variety of factors including the price of our ordinary shares at the time the warrants are called for redemption, our cash needs at such time and concerns regarding dilutive share issuances.

The warrants will be issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval, by written consent or vote, of the holders of a majority of the then outstanding warrants in order to make any change that adversely affects the interests of the registered holders.

The exercise price and number of ordinary shares issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of a share capitalization, extraordinary dividend or our recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of ordinary shares at a price below their respective exercise prices.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of ordinary shares and any voting rights until they exercise their warrants and receive ordinary shares. After the issuance of ordinary shares upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

Except as described above, no warrants will be exercisable and we will not be obligated to issue ordinary shares unless at the time a holder seeks to exercise such warrant, a prospectus relating to the ordinary shares issuable upon exercise of the warrants is current and the ordinary shares have been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Under the terms of the warrant agreement, we have agreed to use our best efforts to meet these conditions and to maintain a current prospectus relating to the ordinary shares issuable upon exercise of the warrants until the expiration of the warrants. However, we cannot assure you that we will be able to do so and, if we do not maintain a current prospectus relating to the ordinary shares issuable upon exercise of the warrants, holders will be unable to exercise their warrants and we will not be required to settle any such warrant exercise. If the prospectus relating to the ordinary shares issuable upon the exercise of the warrants is not current or if the ordinary shares is not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside, we will not be required to net cash settle or cash settle the warrant exercise, the warrants may have no value, the market for the warrants may be limited and the warrants may expire worthless.

Warrant holders may elect to be subject to a restriction on the exercise of their warrants such that an electing warrant holder (and his, her or its affiliates) would not be able to exercise their warrants to the extent that, after giving effect to such exercise, such holder (and his, her or its affiliates) would beneficially own in excess of 9.8% of the ordinary shares issued and outstanding. Notwithstanding the foregoing, any person who acquires a warrant with the purpose or effect of changing or influencing the control of our company, or in connection with or as a participant in any transaction having such purpose or effect, immediately upon such acquisition will be deemed to be the beneficial owner of the underlying ordinary shares and not be able to take advantage of this provision.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share (as a result of a subsequent share capitalization payable in ordinary shares, or by a split up of the ordinary shares or other similar event), we will, upon exercise, round up or down to the nearest whole number the number of ordinary shares to be issued to the warrant holder.

Contractual Arrangements with respect to the Private Warrants

We have agreed that so long as the private warrants are still held by the initial purchasers or their affiliates, we will not redeem such warrants and we will allow the holders to exercise such warrants on a cashless basis (even if a registration statement covering the ordinary shares issuable upon exercise of such warrants is not effective). However, once any of the foregoing warrants are transferred from the initial purchasers or their affiliates, these arrangements will no longer apply. Additionally, the representative of the underwriters has agreed that it will not be permitted to exercise any warrants underlying the purchase option to be issued to it and/or its designees upon consummation of the IPO until five years after the completion of a Business Combination. Furthermore, because the private warrants will be issued in a private transaction, the holders and their transferees will be allowed to exercise the private warrants for cash even if a registration statement covering the ordinary shares issuable upon exercise of such warrants is not effective and receive unregistered ordinary shares.

Dividends

We have not paid any cash dividends on our ordinary shares to date and do not intend to pay cash dividends prior to the completion of a business combination. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of a business combination. The payment of any dividends subsequent to a business combination will be within the discretion of our then board of directors. It is the present intention of our board of directors to retain all earnings, if any, for use in our business operations and, accordingly, our board does not anticipate declaring any dividends in the foreseeable future.

Amended and Restated Memorandum and Articles of Association

Ace’s Amended and Restated Memorandum and Articles of Association filed under the laws of the British Virgin Islands contain provisions designed to provide certain rights and protections to our shareholders prior to the consummation of a business combination. The following are the material rights and protections contained in Ace’s Amended and Restated Memorandum and Articles of Association:

•        the right of public shareholders to exercise conversion rights and have their public shares redeemed in lieu of participating in a proposed business combination;

•        a requirement that if we seek shareholder approval of any business combination, an excess of 50% of the issued and outstanding ordinary shares voted must be voted at a duly convened meeting in favor of such business combination;

•        the establishment of procedures regarding the standing and election of directors;

•        a requirement that directors may call general meetings on their own accord and are required to call an extraordinary general meeting if holders of not less than 30% of the voting rights of the issued shares request such a meeting;

•        a prohibition, prior to a business combination, against our issuing (i) any ordinary shares which would entitle the holders to funds from the trust account or to vote on any initial business combination;

•        a requirement that our management take all actions necessary to liquidate our trust account in the event we do not consummate a business combination by 21 months from the consummation of the IPO (or in certain circumstances described elsewhere herein for a total of up to 30 months to complete a business combination); and

•        a requirement not to effectuate the initial business combination with another blank check company or similar company with nominal value.

The BVI BC Act permits a company incorporated in the British Virgin Islands to amend its memorandum and articles of association with the approval of the holders of a majority in excess of 50% of such company’s outstanding ordinary shares voting at a duly convened meeting. A company’s articles of association may specify that the approval of a higher majority is required or that the memorandum and articles of association may be amended by resolution of directors but, provided the approval of the required majority is obtained, any British Virgin Islands business company may amend its memorandum and articles of association regardless of whether its memorandum and articles of association provides otherwise. Ace’s memorandum of association provides that no amendment may be made by resolution of directors (i) to restrict the rights or powers of the voting members to amend the memorandum or articles; (ii) to change the percentage of voting members required to pass a resolution to amend the memorandum or articles; or (iii) in circumstances where the memorandum or articles may only be amended by the voting members. Accordingly, although we could amend any of the provisions in relation to our proposed offering, structure and business plan which are contained in Ace’s Amended and Restated Memorandum and Articles of Association, we view all of these provisions as binding obligations to our shareholders and neither we, nor our officers or directors, will take any action to amend or waive any of these provisions unless we provide dissenting public shareholders with the opportunity to convert their public shares in connection with any such vote.

Ace’s Transfer Agent

The transfer agent for Ace’s securities is Continental Stock Transfer & Trust Company.

DESCRIPTION OF PUBCO’S SECURITIES

ACBA Merger Sub I Limited (or “PubCo”, upon the consummation of the Business Combination) is a British Virgin Islands business company and its affairs are governed by its amended and restated memorandum and articles of association , the BVI BC Act, as well as the common law of the BVI.

PubCo currently has only one class of issued ordinary shares, which have identical rights in all respects and rank equally with one another. The total number of shares which the PubCo has authority to issue is 100,000,000 ordinary shares, $0.001 par value each.

The following includes a summary of the terms of PubCo Ordinary Shares, based on its amended and restated memorandum and articles of association and the BVI BC Act.

Set forth below is also a description of the PubCo Warrants that will be issued and outstanding upon the consummation of the Business Combination.

The following summary is not complete and is subject to, and is qualified in its entirety by reference to, the provisions of the amended and restated memorandum and articles of association of PubCo attached as Annex B to this proxy statement/prospectus.

PubCo Ordinary Shares

The holders of PubCo Ordinary Shares are entitled to one vote for each share held on all matters to be voted on by shareholders and do not have cumulative voting rights. The holders of PubCo Ordinary Shares are entitled to receive dividends, if and when declared by the board of directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of PubCo, PubCo’s shareholders are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of shares, if any, having preference over the PubCo Ordinary Shares. Holders of PubCo Ordinary Shares have no conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the ordinary shares.

At least ten (10) days’ notice must be given for each general meeting (although we will provide whatever minimum number of days are required under Federal securities laws). Shareholders may vote at meetings in person or by proxy.

The members of our board of directors serve until the next annual general meeting. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares eligible to vote for the election of directors can elect all of the directors.

PubCo Warrants

The PubCo Warrants will have the same terms as the ACBA Warrants. Each redeemable warrant entitles the registered holder to purchase one ordinary share at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on the later of the completion of an initial business combination and one (1) year from the effective date of this registration statement. Pursuant to the warrant agreement, a warrant holder may exercise its warrants only for a whole number of shares. However, except as set forth below, no warrants will be exercisable for cash unless we have an effective and current registration statement covering the ordinary shares issuable upon exercise of the warrants and a current prospectus relating to such ordinary shares. Notwithstanding the foregoing, if a registration statement covering the ordinary shares issuable upon exercise of the warrants is not effective within 90 days from the consummation of our initial business combination, warrant holders may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to the exemption from registration provided by Section 3(a)(9) of the Securities Act provided that such exemption is available. If an exemption from registration is not available, holders will not be able to exercise their warrants on a cashless basis. The warrants will expire five years from the effective date of the registration statement of which this prospectus forms a part at 5:00 p.m., Eastern Standard Time.

PubCo may redeem the warrants for redemption (excluding the private warrants), in whole and not in part, at a price of $0.01 per warrant:

•        at any time while the warrants are exercisable;

•        upon not less than 30 days’ prior written notice of redemption to each warrant holder;

•        if, and only if, the reported last sale price of the ordinary shares equals or exceeds $18.00 per share, as adjusted for share splits, share capitalizations, rights, issuances, subdivisions, reorganizations, recapitalizations, and the like, for any 20 trading days within a 30-trading day period ending on the third business day prior to the notice of redemption to warrant holders; and

•        if, and only if, there is a current registration statement in effect with respect to the ordinary shares underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

The right to exercise will be forfeited unless the warrants are exercised prior to the date specified in the notice of redemption. On and after the redemption date, a record holder of a warrant will have no further rights except to receive the redemption price for such holder’s warrant upon surrender of such warrant.

The redemption criteria for our warrants have been established at a price which is intended to provide warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the warrant exercise price so that if the share price declines as a result of our redemption call, the redemption will not cause the share price to drop below the exercise price of the warrants.

If we call the warrants for redemption as described above, our management will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis”. In such event, each holder would pay the exercise price by surrendering the whole warrants for that number of ordinary shares equal to the quotient obtained by dividing (x) the product of the number of ordinary shares underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the volume weighted average price of the ordinary shares for the 20 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. Whether we will exercise our option to require all holders to exercise their warrants on a “cashless basis” will depend on a variety of factors including the price of our ordinary shares at the time the warrants are called for redemption, our cash needs at such time and concerns regarding dilutive share issuances.

The warrants will be issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and PubCo. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval, by written consent or vote, of the holders of a majority of the then outstanding warrants in order to make any change that adversely affects the interests of the registered holders.

The exercise price and number of ordinary shares issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of a share capitalizations, extraordinary dividend or our recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of ordinary shares at a price below their respective exercise prices.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of ordinary shares and any voting rights until they exercise their warrants and receive ordinary shares. After the issuance of ordinary shares upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

Except as described above, no warrants will be exercisable and we will not be obligated to issue ordinary shares unless at the time a holder seeks to exercise such warrant, a prospectus relating to the ordinary shares issuable upon exercise of the warrants is current and the ordinary shares have been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Under the terms of the warrant agreement, we have agreed to use our best efforts to meet these conditions and to maintain a current prospectus relating to the ordinary shares issuable upon exercise of the warrants until the expiration of the warrants. However, we cannot assure you that we will be able to do so and, if we do not maintain a current prospectus relating to the ordinary shares issuable upon exercise of the warrants, holders will be unable to exercise their warrants and we will not be required to settle any such warrant exercise. If the prospectus relating to the ordinary shares issuable upon the exercise of the warrants is not current or if the ordinary shares is not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside, we will not be required to net cash settle or cash settle the warrant exercise, the warrants may have no value, the market for the warrants may be limited and the warrants may expire worthless.

Warrant holders may elect to be subject to a restriction on the exercise of their warrants such that an electing warrant holder (and his, her or its affiliates) would not be able to exercise their warrants to the extent that, after giving effect to such exercise, such holder (and his, her or its affiliates) would beneficially own in excess of 9.8% of the ordinary shares issued and outstanding. Notwithstanding the foregoing, any person who acquires a warrant with the purpose or effect of changing or influencing the control of our company, or in connection with or as a participant in any transaction having such purpose or effect, immediately upon such acquisition will be deemed to be the beneficial owner of the underlying ordinary shares and not be able to take advantage of this provision.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share (as a result of a subsequent share capitalizations payable in ordinary shares, or by a split up of the ordinary shares or other similar event), we will, upon exercise, round up or down to the nearest whole number the number of ordinary shares to be issued to the warrant holder.

Transfer Agent

The transfer agent for PubCo’s securities is Continental Stock Transfer & Trust Company.

ENFORCEABILITY OF CIVIL LIABILITIES

British Virgin Islands

PubCo is incorporated in the British Virgin Islands in order to enjoy the following benefits:

•        political and economic stability;

•        an effective judicial system;

•        a favorable tax system;

•        the absence of exchange control or currency restrictions; and

•        the availability of professional and support services.

However, certain disadvantages accompany incorporation in the British Virgin Islands. These disadvantages include, but are not limited to, the following:

•        the British Virgin Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

•        British Virgin Islands companies may not have the standing to sue before the federal courts of the United States.

PubCo’s amended and restated memorandum and articles of association do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Substantially all of PubCo’s operations are conducted outside the United States, and all of its assets are located outside the United States. A majority of PubCo’s directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against PubCo or them judgments obtained in the United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

Purchaser will appoint Cogency Global Inc. as its agent upon whom process may be served in any action brought against it under the securities laws of the United States after the consummation of the Business Combination.

We have been advised that there is uncertainty as to whether the courts of the British Virgin Islands and Hong Kong, respectively, would:

•        recognize or enforce judgments of United States courts obtained against PubCo or its directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•        entertain original actions brought in each respective jurisdiction against PubCo or its directors or officers predicated upon the securities laws of the United States or any state in the United States.

It is uncertain whether the courts of the British Virgin Islands will allow shareholders of PubCo to originate actions in the British Virgin Islands based upon securities laws of the United States. In addition, there is uncertainty with regard to British Virgin Islands law related to whether a judgment obtained from the U.S. courts under civil liability provisions of U.S. securities laws will be determined by the courts of the British Virgin Islands as penal or punitive in nature. If such a determination is made, the courts of the British Virgin Islands will not recognize or enforce the judgment against a British Virgin Islands business company, such as PubCo. As the courts of the British Virgin Islands have yet to rule on making such a determination in relation to judgments obtained from U.S. courts under civil liability provisions of U.S. securities laws, it is uncertain whether such judgments would be enforceable in the British Virgin Islands. Although there is no statutory enforcement in the British Virgin Islands of judgments obtained in the federal or state courts of the United States (and the British Virgin Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the British Virgin Islands at common law, without any reexamination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Courts of the British Virgin Islands, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final, (d) is not in respect of taxes, a fine or a penalty, (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the British Virgin Islands, and (f) in obtaining the judgment there was no fraud on the part of the person in whose favor judgment was given or on the part of the court.

LEGAL MATTERS

The validity of the PubCo Ordinary Shares and the PubCo Warrants to acquire PubCo Ordinary Shares will be passed upon by [*], British Virgin Islands counsel to PubCo, and Loeb & Loeb LLP, PubCo’s U.S. counsel, respectively.

EXPERTS

The consolidated carve-out financial statements of LEW as of and for the years ended September 30, 2022, and 2021 included in this registration statement have been audited by Marcum Asia CPAs LLP, an independent registered public accounting firm as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The office of Marcum Asia CPAs LLP is located at 7 Penn Plaza Suite 830, New York, NY 10001.

The consolidated financial statements of Ace as of December 31, 2022, and for the years ended December 31, 2022 and 2021 included in this Prospectus have been audited by Adeptus Partners, LLC (“Adeptus”). Adeptus is independent registered public accounting firms, as set forth in their report, thereon (which contains an explanatory paragraph relating to substantial doubt about the ability of Ace to continue as a going concern as described in Note 1 to the financial statements) appearing elsewhere in this prospectus, and are included in reliance on such report given upon such firm as experts in auditing and accounting.

SHAREHOLDER PROPOSALS AND OTHER MATTERS

Management of Ace knows of no other matters which may be brought before the Extraordinary General Meeting; however, if any matter other than the proposed Business Combination or related matters should properly come before the Extraordinary General Meeting, the persons named in the enclosed proxies will vote proxies in accordance with their judgment on those matters.

DELIVERY OF DOCUMENTS TO SHAREHOLDERS

Pursuant to the rules of the SEC, Ace and its agents that deliver communications to its shareholders are permitted to deliver to two or more shareholders sharing the same address a single copy of Ace’s proxy statement/prospectus. Upon written or oral request, Ace will deliver a separate copy of this proxy statement/prospectus to any shareholder at a shared address who wishes to receive separate copies of such documents in the future. Shareholders receiving multiple copies of such documents may likewise request that Ace deliver single copies of such documents in the future. Shareholders may notify Ace of their requests by calling or writing Ace at its principal executive offices at Rm. 806, 8/F, Tower 2, Lippo Centre, No. 89 Queensway, Admiralty, Hong Kong, Attn: Eugene Wong.

INDEX TO FINANCIAL STATEMENTS

ACE BUSINESS ACQUISITION LIMITED
INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

LE WORLDWIDE LIMITED
INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Page
Unaudited Condensed Consolidated Balance Sheets as of March 31, 2023 and September 30, 2022	F-40
Unaudited Condensed Consolidated Statements of Operations and Comprehensive Income (Loss) for the Six Months ended March 31, 2023 and 2022	F-41
Unaudited Condensed Consolidated Statements of Changes in Shareholder’s Equity (Parent’s Net Investment) for the Six Months ended March 31, 2023 and 2022	F-42
Unaudited Condensed Consolidated Statements of Cash Flows for the Six Months ended March 31, 2023 and 2022	F-43
Notes to Unaudited Condensed Consolidated Financial Statements for the Six Months ended March 31, 2023 and 2022	F-44

ACE GLOBAL BUSINESS ACQUISITION LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31, 2023	December 31, 2022
ASSETS
Current assets:
Cash and cash equivalents	$75,793	$91,432
Prepaid expenses	60,000	—
Total current assets	135,793	91,432
Cash and investments held in trust account	25,840,468	48,982,188

TOTAL ASSETS	$25,976,261	$49,073,620

LIABILITIES, TEMPORARY EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accrued liabilities and other payable	$35,462	$56,349
Note payable – related party	2,066,865	1,366,200
Advances from a related party	1,548,156	893,814
Total current liabilities	3,650,483	2,316,363

Warrant liabilities	14,352	10,000
Deferred underwriting compensation	1,840,000	1,840,000

TOTAL LIABILITIES	5,504,835	4,166,383

Commitments and contingencies

Ordinary shares, subject to possible redemption 2,335,547 and 4,600,000 shares (at redemption value of $11.06 and $10.65 per share), respectively	25,840,468	48,982,188

Shareholders’ deficit:
Ordinary shares, $0.001 par value; 100,000,000 shares authorized; 1,454,000 and 1,454,000 shares issued and outstanding (excluding 4,600,000 shares subject to possible redemption), respectively	1,454	1,454
Accumulated deficit	(5,370,496)	(4,076,385)
Total shareholders’ deficit	(5,369,042)	(4,074,931)

TOTAL LIABILITIES, TEMPORARY EQUITY AND SHAREHOLDERS’ DEFICIT	$25,976,261	$49,073,620

See accompanying notes to unaudited condensed consolidated financial statements.

ACE GLOBAL BUSINESS ACQUISITION LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended March 31,
	2023	2022
Formation, general and administrative expenses	$(589,095)	$(233,837)

Total operating expenses	(589,095)	(233,837)

Other Revenue
Change in fair value of warrant liabilities	(4,352)	(80,000)
Dividend income	278,012	4,725
Interest income	2	3
Total other (expenses) income, net	273,662	(75,272)

Loss before income taxes	(315,433)	(309,109)

Income taxes	—	—

NET LOSS	$(315,433)	$(309,109)

Basic and diluted weighted average shares outstanding, ordinary share subject to possible redemption	2,461,350	4,600,000
Basic and diluted net income (loss) per share, ordinary share subject to possible redemption	$0.07	$(0.05)
Basic and diluted weighted average shares outstanding, ordinary share attributable to Ace Global Business Acquisition Limited	1,454,000	1,454,000
Basic and diluted net loss per share, ordinary share attributable to Ace Global Business Acquisition Limited	$(0.33)	$(0.05)

See accompanying notes to unaudited condensed consolidated financial statements.

ACE GLOBAL BUSINESS ACQUISITION LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

	Three months ended March 31, 2023
	Ordinary shares		Accumulated deficit	Total shareholders’ deficit
	No. of shares	Amount
Balance as of January 1, 2023	1,454,000	$1,454	$(4,076,385)	$(4,074,931)

Accretion of carrying value to redemption value	—	—	(978,678)	(978,678)
Net loss	—	—	(315,433)	(315,433)
Balance as of March 31, 2023	1,454,000	$1,454	$(5,370,496)	$(5,369,042)
	Three months ended March 31, 2022
	Ordinary shares		Accumulated deficit	Total shareholders’ deficit
	No. of shares	Amount
Balance as of January 1, 2022	1,454,000	$1,454	$(3,098,415)	$(3,096,961)

Accretion of carrying value to redemption value	—	—	(7,655)	(7,655)
Net loss	—	—	(309,109)	(309,109)
Balance as of March 31, 2022	1,454,000	$1,454	$(3,415,179)	$(3,413,725)

See accompanying notes to unaudited condensed consolidated financial statements.

ACE GLOBAL BUSINESS ACQUISITION LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended March 31, 2023	Three months ended March 31, 2022
Cash flows from operating activities
Net loss	$(315,433)	$(309,109)
Adjustments to reconcile net loss to net cash used in operating activities
Change in fair value of warrant liabilities	4,352	80,000
Interest income and dividend income earned in cash and investments income held in trust account	(278,013)	(4,725)

Change in operating assets and liabilities:
(Increase) decrease in prepaid expenses	(60,000)	59,825
Decrease in accrued liabilities	(20,887)	(15,579)
Net cash used in operating activities	(669,981)	(189,588)

Cash flows from investing activities
Proceeds of promissory notes deposited in trust account by a founder shareholder	(700,665)	—
Withdraw of investments in Trust Account	24,120,398	—
Net cash provided by investing activities	23,419,733	—

Cash flows from financing activities
Proceeds of promissory notes	700,665	—
Redemption of ordinary shares	(24,120,398)	—
Advances from a related party	654,342	256,202
Net cash (used in) provided by financing activities	(22,765,391)	256,202

Net change in cash	(15,639)	66,614

Cash, beginning of period	91,432	122,008

Cash, end of period	$75,793	$188,622

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES:
Accretion of carrying value to redemption value	$978,678	$7,655

See accompanying notes to unaudited condensed consolidated financial statements.

ACE GLOBAL BUSINESS ACQUISITION LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS BACKGROUND

Ace Global Business Acquisition Limited (“ACE” and the “Company”) is a newly organized blank check company incorporated on November 2, 2020, under the laws of the British Virgin Islands for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation, purchasing all or substantially all of the assets of, entering into contractual arrangements, or engaging in any other similar business combination with one or more businesses or entities (Business Combination”). Although the Company is not limited to a particular industry or geographic region for purposes of consummating a Business Combination, the Company intends to focus on opportunities in the artificial intelligence and any other related technology innovations market in North America.

ACBA Merger Sub I Limited (“PubCo”) is a company incorporated on December 28, 2022, under the laws of the British Virgin Island for the purpose of effecting the business combination. PubCo is wholly owned by ACE.

ACBA Merger Sub II Limited (“Merger Sub”) is a company incorporated on December 29, 2022, under the laws of the British Virgin Island for the purpose of effecting the business combination. Merger Sub is wholly owned by PubCo.

The Company’s entire activity from inception up to December 31, 2022 was in preparation for the initial public offering. Since the initial public offering, the Company’s activity has been limited to the evaluation of business combination candidates. The Company has selected December 31 as its fiscal year end.

Financing

The registration statement for the Company’s Initial Public Offering became effective on April 5, 2021. On April 8, 2021, the Company consummated the Initial Public Offering of 4,000,000 units (the “Public Units”), at $10.00 per Public Unit, generating gross proceeds of $40,000,000 which is described in Note 3.

Subsequently, the underwriters exercised their over-allotment option in full, and the closing of the issuance and sale of the additional Public Units occurred on April 9, 2021. The total aggregate issuance by the Company of 600,000 units at a price of $10.00 per unit resulted in gross proceeds of $6,000,000.

Simultaneously with the closing of the Initial Public Offering on April 8, 2021, the Company consummated the sale of 280,000 units (the “Private Units”) at a price of $10.00 per Private Unit in a private placement, generating gross proceeds of $2,800,000, which is described in Note 4. On April 9, 2021, simultaneously with the sale of the over-allotment units, the Company consummated the private sale of an additional 24,000 Private Units, generating gross proceeds of $240,000.

Transaction costs amounted to $1,125,000, consisting of $920,000 of underwriter’s fees and $205,000 of other offering costs.

Trust Account

Following the closing of the Initial Public Offering on April 8, 2021 and exercise of the over-allotment option on April 9, 2021, an aggregate amount of $46,920,000 from the net proceeds of the sale of the Public Units in the Initial Public Offering and the sale of the Private Placement Units was placed in a trust account (the “Trust Account”). The aggregate amount of $46,920,000 ($10.20 per Public Unit) will be invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or in any open-ended investment company that holds itself out as a money market fund meeting certain conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the funds in the Trust Account to the Company’s shareholders, as described below, except that interest earned on the Trust Account can be released to the Company to pay its tax obligations.

Business Combination

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and sale of the Private Units, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. NASDAQ rules provide that the Business

ACE GLOBAL BUSINESS ACQUISITION LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS BACKGROUND (cont.)

Combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the balance in the Trust Account (as defined below) (less any deferred underwriting commissions and taxes payable on interest earned) at the time of the signing of an agreement to enter into a Business Combination. The Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). There is no assurance that the Company will be able to successfully effect a Business Combination.

The Company will provide its shareholders with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a shareholder meeting called to approve the Business Combination or (ii) by means of a tender offer. In connection with an Initial Business Combination, the Company may seek shareholder approval of a Business Combination at a meeting called for such purpose at which shareholders may seek to redeem their shares, regardless of whether they vote for or against a Business Combination. The Company will proceed with a Business Combination only if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and, if the Company seeks shareholder approval, a majority of the outstanding shares voted are voted in favor of the Business Combination.

If a shareholder vote is not required and the Company does not decide to hold a shareholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Memorandum and Articles of Association, offer such redemption pursuant to the tender offer rules of the Securities and Exchange Commission (“SEC”), and file tender offer documents containing substantially the same information as would be included in a proxy statement with the SEC prior to completing a Business Combination.

The shareholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially $10.20 per Public Share, subject to an increase of up to an additional $0.15 per Public Share in the event that the Ace Global Investment Limited, the sponsor elects to extend the period of time to consummate a Business Combination (see below), plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). The per-share amount to be distributed to shareholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriter (as discussed in Note 9). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s rights or warrants. The ordinary shares will be recorded at redemption value and classified as temporary equity upon the completion of the Initial Public Offering, in accordance with Accounting Standards Codification (“ASC”) Topic 480 Distinguishing Liabilities from Equity.

The sponsor and any of the Company’s officers or directors that may hold Founder Shares (as defined in Note 5) (the “shareholders”) and the underwriters will agree (a) to vote their Founder Shares, the ordinary shares included in the Private Units (the “Private Shares”) and any Public Shares purchased during or after the Initial Public Offering in favor of a Business Combination, (b) not to propose an amendment to the Company’s Amended and Restated Memorandum and Articles of Association with respect to the Company’s pre-Business Combination activities prior to the consummation of a Business Combination unless the Company provides dissenting public shareholders with the opportunity to redeem their Public Shares in conjunction with any such amendment; (c) not to redeem any shares (including the Founder Shares) and Private Shares into the right to receive cash from the Trust Account in connection with a shareholder vote to approve a Business Combination (or to sell any shares in a tender offer in connection with a Business Combination if the Company does not seek shareholder approval in connection therewith) or a vote to amend the provisions of the Amended and Restated Memorandum and Articles of Association relating to shareholders’ rights of pre-Business Combination activity and (d) that the Founder Shares and Private Shares shall not participate in any liquidating distributions upon winding up if a Business Combination is not consummated. However, the shareholders will be entitled to liquidating distributions from the Trust Account with respect to any Public Shares purchased during or after the Initial Public Offering if the Company fails to complete its Business Combination.

ACE GLOBAL BUSINESS ACQUISITION LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS BACKGROUND (cont.)

On August 23, 2021, the Company, DDC Enterprise Limited (“DDC”) and Ka Yin Norma Chu (as shareholders’ representative) entered into a Share Exchange Agreement, pursuant to which the Company will purchase from DDC’s shareholders all of the issued and outstanding shares and other equity interests in and of DDC. Upon the closing of the transactions contemplated in the Share Exchange Agreement, Ace will acquire 100% of the issued and outstanding securities of DDC, in exchange for approximately 30,000,000 of the Company’s ordinary shares, among which 3,000,000 ordinary shares are to be issued and held in escrow to satisfy any indemnification obligations of the seller.

On July 11, 2022, the Company and DDC Enterprise Limited (“DDC”) entered into that certain Mutual Termination of Share Exchange Agreement (the “Mutual Termination Agreement”) pursuant to which the Company and DDC mutually agreed to terminate the Share Exchange Agreement pursuant to Section 12.3(a) thereof. Except as otherwise set forth in the Share Exchange Agreement, none of the Contracting Parties shall have any further liability thereunder.

On December 23, 2022, the Company has entered into a business combination agreement (the “Agreement”) with LE Worldwide Limited (“LEW”), a British Virgin Islands business company. ACBA will merge with and into ACBA Merger Sub I Limited, a British Virgin Islands business company and wholly owned subsidiary of the ACBA (the “Purchaser”). ACBA Merger Sub II Limited, a British Virgin Islands business company and wholly owned subsidiary of ACBA (the “Merger Sub”), to be formed for the sole purpose of merging with and into the Company in which the Company will be the surviving entity and a wholly owned subsidiary of Purchaser (the “Acquisition Merger”). Upon the Acquisition Merger becoming effective, the Purchaser shall pay an aggregate consideration of $150,000,000 (the “Merger Consideration”) to the Company’s shareholders which shall be issued and divided into $10.00 per Ordinary Share of the Purchaser (the “Merger Consideration Shares”).

On January 5, 2023, the Company filed an amended and restated memorandum and articles of association (the “Charter Amendment”), giving the Company the right to extend the date by which it has to complete a business combination up to a total of five (5) times, as follows: (i) two (2) times for an additional three (3) months each time from January 8, 2023 to July 8, 2023, followed by (ii) three (3) times for an additional one (1) month each time from July 8, 2023 to October 8, 2023.

On January 5, 2023, 2,264,453 shares were redeemed by certain shareholders at a price of approximately $10.65 per share, including interest generated and extension payments deposited in the Trust Account, in an aggregate amount of $24,120,397.

The Company will have to consummate a Business Combination by July 8, 2022. However, if the Company anticipates that it may not be able to consummate a Business Combination within 12 months, the Company may extend the period of time to consummate a Business Combination up to eight times, five times by an additional three months each time and 3 times by an additional one month each time (for a total of up to 30 months) to complete a Business Combination. Pursuant to the terms of our memorandum and articles of association and the trust agreement entered into between us and Continental Stock Transfer & Trust Company, both as amended, in order to extend the time available for the Company to consummate a Business Combination, the Company’s sponsor or its affiliate or designees, upon five days advance notice prior to the applicable deadline, must deposit into the Trust Account the applicable extension fees, on or prior to the date of the applicable deadline, for each extension. The Company’s sponsor or its affiliates or designees will receive a non-interest bearing, unsecured promissory note equal to the amount of any such deposit that will not be repaid in the event that the Company are unable to close a Business Combination unless there are funds available outside the Trust Account to do so. Such notes would either be paid upon consummation of our initial Business Combination or at the lender’s discretion, converted upon consummation of our Business Combination into additional private units at a price of $10.00 per unit. On each of April 8, 2022, July 6, 2022 and September 28, 2022, the Company issued an unsecured promissory note in an amount of $455,400 to the Sponsor, pursuant to which such amount had been deposited into the Trust Account in order to extend the amount of available time to complete a business combination until January 8, 2023. On each of January 5, 2023 and March 24, 2023, the Company issued an unsecured promissory note in an amount of $350,332 to the Sponsor, pursuant to which such amount had been deposited into the Trust Account in order to extend the amount of available time to complete a business combination until July 8, 2023. As of March 31, 2023 and December 31, 2022, the note payable balance of $2,066,865 and $1,366,200, respectively.

ACE GLOBAL BUSINESS ACQUISITION LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS BACKGROUND (cont.)

Liquidation and going concern

The Company initially had 12 months from the consummation of this offering to consummate the initial business combination. If the Company does not complete a business combination within 12 months from the consummation of the Public Offering, the Company will trigger an automatic winding up, dissolution and liquidation pursuant to the terms of the amended and restated memorandum and articles of association. As a result, this has the same effect as if the Company had formally gone through a voluntary liquidation procedure under the Companies Law. Accordingly, no vote would be required from our shareholders to commence such a voluntary winding up, dissolution and liquidation. However, the Company may extend the period of time to consummate a business combination eight times (for a total of up to 30 months from the consummation of the Public Offering to complete a business combination). As of the date of this report, the Company has extended five times by an additional three months each time (for a total of up to 27 months from the consummation of the Public Offering to complete a business combination), and so it now has until July 8, 2023 to consummate a business combination. Pursuant to the terms of the current amended and restated memorandum and articles of association and the trust agreement between the Company and Continental Stock Transfer & Trust Company, LLC, in order to extend the time available for the Company to consummate our initial business combination, the Company’s insiders or their affiliates or designees, upon five days advance notice prior to the applicable deadline, must deposit into the Trust Account $0.15 per public share, on or prior to the date of the applicable deadline. The insider, Ace Global Investment Limited, has received non-interest bearing, unsecured promissory notes equal to the amount of any such deposits (i.e., $455,400 for each of the first three extensions for each of three extension on April 2022, July 2022 and September 2022, $350,332 for each of extension on January 2023 and March 2023) that will not be repaid in the event that we are unable to close a business combination unless there are funds available outside the Trust Account to do so. Such notes would either be paid upon consummation of the Company’s initial business combination, or, at the lender’s discretion, converted upon consummation of our business combination into additional Private Units at a price of $10.00 per unit. The Company’s shareholders have approved the issuance of the Private Units upon conversion of such notes, to the extent the holder wishes to so convert such notes at the time of the consummation of the Company’s initial business combination. In the event that the Company receives notice from the Company’s insiders five days prior to the applicable deadline of their intent to effect an extension, the Company intends to issue a press release announcing such intention at least three days prior to the applicable deadline. In addition, the Company intends to issue a press release the day after the applicable deadline announcing whether or not the funds had been timely deposited. If the Company is unable to consummate the Company’s initial business combination by July 8, 2023, the Company will, as promptly as possible but not more than ten business days thereafter, redeem 100% of the Company’s outstanding public shares for a pro rata portion of the funds held in the Trust Account, including a pro rata portion of any interest earned on the funds held in the Trust Account and not necessary to pay taxes, and then seek to liquidate and dissolve. However, the Company may not be able to distribute such amounts as a result of claims of creditors which may take priority over the claims of the Company’s public shareholders. In the event of dissolution and liquidation, the public rights will expire and will be worthless.

Accordingly, the Company may not be able to obtain additional financing. If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of a potential transaction, and reducing overhead expenses. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all. These conditions raise substantial doubt about the Company’s ability to continue as a going concern if a Business Combination is not consummated by July 8, 2023 or October 8, 2023 if the Company elect to extend the period of time to consummate a Business Combination. These unaudited condensed consolidated financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

ACE GLOBAL BUSINESS ACQUISITION LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES

•        Basis of presentation

These accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The interim financial information provided is unaudited, but includes all adjustments which management considers necessary for the fair presentation of the results for these periods. Operating results for the three months ended March 31, 2023 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2023. The information included in this Form 10-Q should be read in conjunction with Management’s Discussion and Analysis, and the consolidated financial statements and notes thereto included in the Company’s Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC on March 30, 2023.

•        Emerging growth company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

•        Use of estimates

In preparing these unaudited condensed consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, Actual results may differ from these estimates.

•        Cash

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of March 31, 2023 and December 31, 2022.

ACE GLOBAL BUSINESS ACQUISITION LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

•        Cash and investment held in trust account

At March 31, 2023 and December 31, 2022, substantially all of the assets held in the Trust Account were held in money market funds, which are invested primarily in U.S. Treasury securities. These securities are presented on the unaudited condensed consolidated balance sheets at fair value at the end of each reporting period. Earnings on these securities is included in dividend income in the accompanying unaudited condensed consolidated statement of operations and is automatically reinvested. The fair value for these securities is determined using quoted market prices in active markets.

•        Warrant

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded as liabilities at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations. The Company accounts for its Public Warrants as equity and the Private Warrants as liabilities.

•        Ordinary shares subject to possible redemption

The Company accounts for its ordinary shares subject to possible redemption in accordance with the guidance in ASC 480. Ordinary shares subject to mandatory redemption (if any) are classified as a liability instrument and are measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. The Company’s ordinary shares feature certain redemption rights that are subject to the occurrence of uncertain future events and considered to be outside of the Company’s control. Accordingly, as of March 31, 2023 and December 31, 2022, 2,335,547 and 4,600,000 ordinary shares subject to possible redemption, respectively, are presented as temporary equity, outside of the shareholders’ equity section of the Company’s balance sheets.

The Company has made a policy election in accordance with ASC 480-10-S99-3A and recognizes changes in redemption value in accumulated deficit immediately as if the end of the first reporting period after the IPO was the redemption date.

•        Fair value of financial instruments

ASC 820 Fair Value Measurements and Disclosures (“ASC 820”) defines fair value, the methods used to measure fair value and the expanded disclosures about fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between the buyer and the seller at the measurement date. In determining fair value, the valuation techniques consistent with the market approach, income approach and cost approach shall be used to measure fair value. ASC 820 establishes a fair value hierarchy for inputs, which represents the assumptions used by the buyer and seller in pricing the asset or liability. These inputs are further defined as observable and unobservable inputs. Observable inputs are those that buyer and seller would use in pricing

ACE GLOBAL BUSINESS ACQUISITION LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company’s assumptions about the inputs that the buyer and seller would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 —

Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not being applied. Since valuations are based on quoted prices that are readily and regularly available in an active market, the valuation of these securities does not entail a significant degree of judgment.

Level 2 —

Valuations based on (i) quoted prices in active markets for similar assets and liabilities, (ii) quoted prices in markets that are not active for identical or similar assets, (iii) inputs other than quoted prices for the assets or liabilities, or (iv) inputs that are derived principally from or corroborated by the market through correlation or other means.

Level 3 —	Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The fair value of the Company’s certain assets and liabilities, which qualify as financial instruments under ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the balance sheet. The fair values of cash and cash equivalents, and other current assets, accrued expenses, due to the sponsor are estimated to approximate the carrying values as of March 31, 2023 due to the short maturities of such instruments. See Note 9 for the disclosure of the Company’s assets and liabilities that were measured at fair value on a recurring basis.

•        Concentration of credit risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of a cash account in a financial institution. The Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

•        Income taxes

Income taxes are determined in accordance with the provisions of ASC 740, Income Taxes (“ASC 740”). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Any effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

ASC 740 prescribes a comprehensive model for how companies should recognize, measure, present, and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under ASC 740, tax positions must initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. The Company’s management determined that the British Virgin Islands is the Company’s major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits, if any, as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of March 31, 2023 or December 31, 2022. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company may be subject to potential examination by foreign taxing authorities in the area of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with foreign tax laws.

The Company’s tax provision is zero for the period ended March 31, 2023 and 2022.

The Company is considered to be an exempted British Virgin Islands Company, and is presently not subject to income taxes or income tax filing requirements in the British Virgin Islands or the United States.

ACE GLOBAL BUSINESS ACQUISITION LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

•        Net loss per share

The Company calculates net loss per share in accordance with ASC 260, Earnings per Share. In order to determine the net income (loss) attributable to both the redeemable shares and non-redeemable shares, the Company first considered the undistributed income (loss) allocable to both the redeemable ordinary shares and non-redeemable Ordinary shares and the undistributed income (loss) is calculated using the total net loss less any dividends paid. The Company then allocated the undistributed income (loss) ratably based on the weighted average number of shares outstanding between the redeemable and non-redeemable Ordinary shares. Any remeasurement of the accretion to the redemption value of the Ordinary shares subject to possible redemption was considered to be dividends paid to the public stockholders. As of March 31, 2023, the Company has not considered the effect of the warrants sold in the Initial Public Offering to purchase an aggregate of 4,904,000 shares in the calculation of diluted net loss per share, since the exercise of the warrants is contingent upon the occurrence of future events and the inclusion of such warrants would be anti-dilutive and the Company did not have any other dilutive securities and other contracts that could, potentially, be exercised or converted into Ordinary shares and then share in the earnings of the Company. As a result, diluted loss per share is the same as basic loss per share for the period presented.

The net income (loss) per share presented in the unaudited condensed statement of operations is based on the following:

	For the Three Months Ended March 31,
	2023	2022
Net loss	$(315,433)	$(309,109)
Accretion of carrying value to redemption value	(978,678)	(7,655)
Net loss including accretion of carrying value to redemption value	$(1,294,111)	$(316,764)
	For the three months ended March 31, 2023		For the three months ended March 31, 2022
	Redeemable ordinary shares	Non- Redeemable ordinary shares	Redeemable ordinary shares	Non- Redeemable ordinary shares
Basic and diluted net loss per share:
Numerators:
Allocation of net loss including carrying value to redemption value	$(813,531)	$(480,580)	$(240,686)	$(76,078)
Accretion of carrying value to redemption value	978,678	—	7,655	—
Allocation of net income (loss)	$165,147	$(480,580)	$(233,031)	$(76,078)
Denominators:
Weighted-average shares outstanding	2,461,350	1,454,000	4,600,000	1,454,000
Basic and diluted net loss per share	$0.07	$(0.33)	$(0.05)	$(0.05)

•        Related parties

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

•        Recent accounting pronouncements

The Company has considered all new accounting pronouncements and has concluded that there are no new pronouncements that may have a material impact on the results of operations, financial condition, or cash flows, based on the current information.

ACE GLOBAL BUSINESS ACQUISITION LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — INITIAL PUBLIC OFFERING

On April 8, 2021, the Company sold 4,000,000 Public Units at a price of $10.00 per Public Unit. On April 9, 2021, the Company sold an additional 600,000 units to cover over-allotments. Each Public Unit consists of one ordinary share and one redeemable warrant (“Public Warrant”). Each Public Warrant entitles the holder to purchase one ordinary share at an exercise price of $11.50 per whole share (see Note 6).

The Company paid an upfront underwriting discount of $920,000, equal to 2% of the gross offering proceeds to the underwriter at the closing of the Initial Public Offering, with an additional fee of $1,840,000 (the “Deferred Underwriting Discount”) or 4% of the gross offering proceeds payable upon the Company’s completion of the Business Combination. The Deferred Underwriting Discount will become payable to the underwriter from the amounts held in the Trust Account solely in the event the Company completes its Business Combination. In the event that the Company does not close the Business Combination, the underwriter has waived its right to receive the Deferred Underwriting Discount. The underwriter is not entitled to any interest accrued on the Deferred Underwriting Discount.

NOTE 4 — PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering, the Company consummated a private placement of 280,000 Private Units at $10.00 per unit, purchased by the sponsor. On April 9, 2021, the Company consummated an additional 24,000 units at $10.00 per unit to cover over-allotments.

The Private Units are identical to the units sold in the Initial Public Offering except that the warrants included in the Private Units (the “Private Warrants”) are non-redeemable and may be exercised on a cashless basis so long as the Private Warrants continue to be held by the initial purchasers of the Placement Units or their permitted transferees.

NOTE 5 — RELATED PARTY TRANSACTIONS

Founder Shares

In November 2020, the Company issued an aggregate of 1,000 founder shares to the initial shareholders for an aggregate purchase price of $1.

In December 2020, the Company issued an aggregate of 1,149,000 additional founder shares to the initial shareholders for an aggregate purchase price of $24,999.

Advance from Related Parties

As of March 31, 2023 and December 31, 2022, the Company had a temporary advance from sponsor for its deferred cost of the Initial Public Offering. The balance is unsecured, interest-free and would either be paid upon consummation of the Company initial Business Combination or at the lender’s discretion, converted upon consummation of Business Combination into additional private units at a price of $10.00 per unit. As of March 31, 2023 and December 31, 2022, the balances due to related parties were $1,548,156 and $893,814, respectively.

Administrative Services Agreement

The Company is obligated, commencing from April 1, 2021, to pay Ace Global Investment Limited a monthly fee of $10,000 for general and administrative services. This agreement will terminate upon completion of the Company’s business combination or the liquidation of the trust account to public shareholders.

Related Party Extensions Loan

The Company will have to consummate a Business Combination by July 8, 2023. However, if the Company anticipates that it may not be able to consummate a Business Combination within 12 months, the Company may extend the period of time to consummate a Business Combination up to eight times, five times by an additional three months each time and 3 times by an additional one month each time (for a total of up to 30 months) to complete a Business Combination. Pursuant to the terms of our memorandum and articles of association and the trust agreement entered into

ACE GLOBAL BUSINESS ACQUISITION LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 — RELATED PARTY TRANSACTIONS (cont.)

between us and Continental Stock Transfer & Trust Company, both as amended, in order to extend the time available for the Company to consummate a Business Combination, the Company’s sponsor or its affiliates or designees, upon five days advance notice prior to the applicable deadline, must deposit into the Trust Account the applicable extension fees, on or prior to the date of the applicable deadline, for each extension. The Company’s sponsor or its affiliates or designees will receive a non-interest bearing, unsecured promissory note equal to the amount of any such deposit that will not be repaid in the event that the Company are unable to close a Business Combination unless there are funds available outside the Trust Account to do so. Such notes would either be paid upon consummation of our initial Business Combination or at the lender’s discretion, converted upon consummation of our Business Combination into additional private units at a price of $10.00 per unit.

On each of April 8, 2022, July 6, 2022 and September 28, 2022, the Company issued an unsecured promissory note in an amount of $455,400 to the Sponsor, pursuant to which such amount had been deposited into the Trust Account in order to extend the amount of available time to complete a business combination until January 8, 2023. On each of January 5, 2023 and March 24, 2023, the Company issued an unsecured promissory note in an amount of $350,332 to the Sponsor, pursuant to which such amount had been deposited into the Trust Account in order to extend the amount of available time to complete a business combination until July 8, 2023. The Note is non-interest bearing and are payable upon the closing of a business combination. In addition, the Note may be converted, at the lender’s discretion, into additional Private Units at a price of $10.00 per unit. As of March 31, 2023 and December 31, 2022, the note payable balance of $2,066,865 and $1,366,200, respectively.

NOTE 6 — SHAREHOLDER’S EQUITY

Ordinary shares

The Company is authorized to issue 100,000,000 ordinary shares at par value of $0.001 per share. Holders of the Company’s ordinary shares are entitled to one vote for each share.

In April 2021, the Company sold 4,600,000 units at a price of $10.00 per Public Unit in the Public Offering.

In April 2021, the Company issued 304,000 ordinary shares under the private placement of 304,000 private units at $10 per unit, to the Sponsor.

As of March 31, 2023 and December 31, 2022, 1,454,000 and 1,454,000 ordinary shares were issued and outstanding excluding 2,335,547 and 4,600,000 shares subject to possible redemption.

Public Warrants

As of March 31, 2023, and 2022, 4,600,000 and 4,600,000 public warrants were issued and outstanding.

Each public warrant entitles the holder thereof to purchase one ordinary share at a price of $11.50 per full share, subject to adjustment as described in this report. Pursuant to the warrant agreement, a warrant holder may exercise its warrants only for a whole number of shares. This means that only an even number of warrants may be exercised at any given time by a warrant holder.

No public warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the ordinary shares issuable upon exercise of the warrants and a current prospectus relating to such ordinary shares. It is the Company’s current intention to have an effective and current registration statement covering the ordinary shares issuable upon exercise of the warrants and a current prospectus relating to such ordinary shares in effect promptly following consummation of an initial business combination.

Notwithstanding the foregoing, if a registration statement covering the ordinary shares issuable upon exercise of the public warrants is not effective within 60 days following the consummation of the Company’s initial business combination, public warrant holders may, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement, exercise warrants on a

ACE GLOBAL BUSINESS ACQUISITION LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 — SHAREHOLDER’S EQUITY (cont.)

cashless basis pursuant to an available exemption from registration under the Securities Act. In such event, each holder would pay the exercise price by surrendering the warrants for that number of ordinary shares equal to the quotient obtained by dividing (x) the product of the number of ordinary shares underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the ordinary shares for the 10 trading days ending on the day prior to the date of exercise. For example, if a holder held 300 warrants to purchase 300 shares and the fair market value on the date prior to exercise was $15.00, that holder would receive 70 shares without the payment of any additional cash consideration. If an exemption from registration is not available, holders will not be able to exercise their warrants on a cashless basis.

The warrants will become exercisable on the later of the completion of an initial business combination and one year from the effective date of the Company’s registration statement for the Company’s initial public offering. The warrants will expire at 5:00 p.m., New York City time, on the fifth anniversary of the Company’s completion of an initial business combination, or earlier upon redemption.

The Company may redeem the outstanding warrants (excluding the private warrants), in whole and not in part, at a price of $0.01 per warrant:

•        at any time while the Public Warrants are exercisable,

•        upon a minimum of 30 days’ prior written notice of redemption,

•        if, and only if, the last sales price of our ordinary shares equals or exceeds $18.00 per share, as adjusted for share splits, share capitalizations, rights, issuances, subdivisions, reorganizations, recapitalizations, and the like, for any 20 trading days within a 30 trading days period ending three business days before we send the notice of redemption, and

•        if, and only if, there is a current registration statement in effect with respect to the ordinary shares underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

If the foregoing conditions are satisfied and the Company issues a notice of redemption, each warrant holder can exercise his, her or its warrant prior to the scheduled redemption date. However, the price of the ordinary shares may fall below the $18.00 trigger price as well as the $11.50 warrant exercise price per share after the redemption notice is issued and not limit the Company’s ability to complete the redemption.

The redemption criteria for the warrants have been established at a price which is intended to provide warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the warrant exercise price so that if the share price declines as a result of the Company’s redemption call, the redemption will not cause the share price to drop below the exercise price of the warrants.

If the Company calls the warrants for redemption as described above, the Company’s management will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the whole warrants for that number of ordinary shares equal to the quotient obtained by dividing (x) the product of the number of ordinary shares underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. Whether the Company will exercise its option to require all holders to exercise their warrants on a “cashless basis” will depend on a variety of factors including the price of the Company’s ordinary shares at the time the warrants are called for redemption, the Company’s cash needs at such time and concerns regarding dilutive share issuances.

ACE GLOBAL BUSINESS ACQUISITION LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 — ORDINARY SHARE SUBJECT TO POSSIBLE REDEMPTION

The Company accounts for its ordinary shares subject to possible redemption in accordance with the guidance in ASC 480. Ordinary shares subject to mandatory redemption (if any) are classified as a liability instrument and are measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. The Company’s ordinary shares feature certain redemption rights that are subject to the occurrence of uncertain future events and considered to be outside of the Company’s control. Accordingly, at March 31, 2023 and December 31, 2022, 2,335,547 and 4,600,000 ordinary shares subject to possible redemption, respectively, are presented as temporary equity, outside of the shareholders’ equity section of the Company’s balance sheets.

	For the Three Months Ended March 31, 2023	For the Year Ended December 31, 2022
Total ordinary shares issued	6,054,000	6,054,000
Share issued classified as equity	(1,454,000)	(1,454,000)
Share redemption	(2,264,453)	—
Ordinary shares, subject to redemption	2,335,547	4,600,000

NOTE 8 — FAIR VALUE MEASUREMENTS

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:

Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:

Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

The following table presents information about the Company’s assets and liabilities that were measured at fair value on a recurring basis as of March 31, 2023 and December 31, 2022, indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value.

Description	March 31, 2023	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
U.S. Treasury Securities held in Trust Account*	$25,840,468	$25,840,468	$—	$—

Liabilities:
Warrant liabilities – Private Warrants	$14,352	$—	$—	$14,352

ACE GLOBAL BUSINESS ACQUISITION LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 — FAIR VALUE MEASUREMENTS (cont.)

Description	December 31, 2022	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
U.S. Treasury Securities held in Trust Account*	$48,982,188	$48,982,188	$—	$—

Liabilities:
Warrant liabilities – Private Warrants	$10,000	$—	$—	$10,000

____________

*        included in cash and investments held in trust account on the Company’s balance sheet.

The private warrants are accounted for as liabilities in accordance with ASC 815-40 and are presented within warrant liabilities on the consolidated balance sheets.

The Company established the initial fair value for the private warrants at $1,258,560 on April 9, 2021, the date of the Company’s Initial Public Offering, using a Black-Scholes model. The Company allocated the proceeds received from the sale of Private Units, first to the private warrants based on their fair values as determined at initial measurement, with the remaining proceeds recorded as ordinary shares subject to possible redemption, and ordinary shares based on their relative fair values recorded at the initial measurement date. The warrants were classified as Level 3 at the initial measurement date due to the use of unobservable inputs.

The key inputs into the binomial model and Black-Scholes model were as follows at their measurement dates:

	March 31, 2023	December 31, 2022	April 9, 2021 (Initial measurement)
Input
Share price	$10.87	$10.62	$10.00
Risk-free interest rate	3.59%	1.18%	0.87%
Volatility	0.8%	1%	52%
Exercise price	$11.50	$11.50	$11.50
Warrant life	5 years	5 years	5 years

As of March 31, 2022, the aggregate value of the Private Warrants was $14,352. The change in fair value from December 31, 2022 to March 31 2023 was approximately $(4,352).

As of December 31, 2022, the aggregate value of the Private Warrants was $10,000. The change in fair value from December 31, 2021 to March 31, 2022 was approximately $(80,000).

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for investments categorized in Level 3. Level 3 financial liabilities consist of the Private Warrant liability for which there is no current market for these securities such that the determination of fair value requires significant judgment or estimation. Changes in fair value measurements categorized within Level 3 of the fair value hierarchy are analyzed each period based on changes in estimates or assumptions and recorded as appropriate.

ACE GLOBAL BUSINESS ACQUISITION LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 — COMMITMENTS AND CONTINGENCIES

Risks and Uncertainties

Management is currently evaluating the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s future financial position, results of its operations and/or search for a target company, there has been a significant impact as of the date of these unaudited condensed consolidated financial statements. The financial statements do not include any adjustments that might result from the future outcome of this uncertainty.

Registration Rights

The holders of the Founder Shares, the Private Placement Warrants (and their underlying securities) and the warrants that may be issued upon conversion of the Working Capital Loans (and their underlying securities) will be entitled to registration rights pursuant to a registration rights agreement to be signed prior to or on the effective date of the Initial Public Offering. The holders of a majority of these securities will be entitled to make up to two demands that the Company register such securities. The holders of the majority of the Founder Shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these ordinary shares are to be released from escrow. The holders of a majority of the Private Placement Warrants and warrants issued in payment of Working Capital Loans made to the Company (or underlying securities) can elect to exercise these registration rights at any time after the Company consummates a Business Combination. In addition, the holders will have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriter Agreement

The underwriters are entitled to a deferred fee of 4.0% of the gross proceeds of the Initial Public Offering, or $1,840,000 upon the closing of the Business Combination. The deferred fee can be paid in cash, stock or a combination of both (at the underwriter’s discretion). Any stock issued as a part of the deferred fee will be issued to the underwriters at the value per share in the Company’s Trust Account, subject to any additional increases in the amount in trust per the Company’s trust extensions. Stock to be issued to the underwriters will have unlimited piggyback registration rights and the same rights afforded other holders of the Company’s ordinary shares.

NOTE 10 — SUBSEQUENT EVENTS

In accordance with ASC Topic 855, Subsequent Events, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the unaudited condensed consolidated financial statements are issued, the Company has evaluated all events or transactions that occurred after the balance sheet date, up through the date was the Company issued the unaudited condensed consolidated financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Ace Global Business Acquisition Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Ace Global Business Acquisition Limited (the Company) as of December 31, 2022 and 2021, and the related consolidated statements of operations, changes in stockholders’ deficit, and cash flows for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has a significant working capital deficiency, has incurred significant losses, and needs to raise additional funds to meet its obligations and sustain operations which raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company’s auditor since 2023.

Adeptus Partners, LLC

PCAOB: 3686
Ocean, New Jersey
June 14, 2023

ACE GLOBAL BUSINESS ACQUISITION LIMITED
CONSOLIDATED BALANCE SHEETS

	December 31, 2022	December 31, 2021
ASSETS
Current assets:
Cash	$91,432	$122,008
Prepayment	—	62,484
Total current assets	91,432	184,492
Cash and investments held in trust account	48,982,188	46,922,930

TOTAL ASSETS	$49,073,620	$47,107,422

LIABILITIES, TEMPORARY EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accrued liabilities and other payable	$56,349	$18,516
Note payable – related party	1,366,200	—
Advances from a related party	893,814	185,867
Total current liabilities	2,316,363	204,383

Warrant liabilities	10,000	1,240,000
Deferred underwriting compensation	1,840,000	1,840,000

TOTAL LIABILITIES	4,166,363	3,284,383

Commitments and contingencies

Ordinary shares, subject to possible redemption 4,600,000 and 4,600,000 shares (at conversion value of $10.65 and $10.20 per share, respectively)	48,982,188	46,920,000

Shareholders’ deficit:
Ordinary shares, $0.001 par value; 100,000,000 shares authorized; 1,454,000 shares issued and outstanding (excluding 4,600,000 shares subject to possible redemption)	1,454	1,454
Accumulated deficit	(4,076,385)	(3,098,415)
Total shareholders’ deficit	(4,074,931)	(3,096,961)

TOTAL LIABILITIES, TEMPORARY EQUITY AND SHAREHOLDERS’ DEFICIT	$49,073,620	$47,107,422

The accompanying notes are an integral part of these consolidated financial statements.

ACE GLOBAL BUSINESS ACQUISITION LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31, 2022	Year ended December 31, 2021
Formation, general and administrative expenses	$(838,852)	$(1,024,127)

Total operating expenses	(838,852)	(1,024,127)

Other income
Change fair value of warrant liabilities	1,230,000	18,560
Dividend income	693,058	2,930
Interest income	12	42
Total other income, net	1,923,070	21,532

Income (loss) before income taxes	1,084,218	(1,002,595)

Income taxes	—	—

NET INCOME (LOSS)	$1,084,218	$(1,002,595)

Basic and diluted weighted average shares outstanding, ordinary share subject to possible redemption	4,600,000	3,352,329
Basic and diluted net income per share, ordinary share subject to possible redemption	$0.29	$0.22
Basic and diluted weighted average shares outstanding, ordinary share attributable to Ace Global Business Acquisition Limited	1,454,000	1,371,545
Basic and diluted net loss per share, ordinary share attributable to Ace Global Business Acquisition Limited	$(0.16)	$(1.27)

The accompanying notes are an integral part of these consolidated financial statements.

ACE GLOBAL BUSINESS ACQUISITION LIMITED
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ (DEFICIT) EQUITY

	For the year ended December 31, 2022
	Ordinary shares		Additional paid-in capital	Accumulated deficit	Total shareholders’ equity (deficit)
	No. of shares	Amount
Balance as of January 1, 2022	1,454,000	$1,454	$—	$(3,098,415)	$(3,096,961)

Accretion of carrying value to redemption value	—	—	—	(2,062,188)	(2,062,188)
Net income	—	—	—	1,084,218	1,084,218
Balance as of December 31, 2022	1,454,000	$1,454	$—	$(4,076,385)	$(4,074,931)
	For the year ended December 31, 2021
	Ordinary shares		Additional paid-in capital	Accumulated deficit	Total shareholders’ equity (deficit)
	No. of shares	Amount
Balance as of January 1, 2021	1,150,000	$1,150	$23,850	$(15,806)	$9,194

Sale of units in initial public offering	4,600,000	4,600	43,030,400	—	43,035,000
Sale of units to the founder in private placement	304,000	304	1,781,136	—	1,781,440
Initial classification of ordinary shares subject to possible redemption	(4,600,000)	(4,600)	(44,787,763)	—	(44,792,363)
Allocation of offering costs to ordinary shares subject to possible redemption	—	—	2,887,160	—	2,887,160
Accretion of carrying value to redemption value			(2,934,783)	(2,080,014)	(5,014,797)
Net loss	—	—	—	(1,002,595)	(1,002,595)
Balance as of December 31, 2021	1,454,000	$1,454	$—	$(3,098,415)	$(3,096,961)

The accompanying notes are an integral part of these consolidated financial statements.

ACE GLOBAL BUSINESS ACQUISITION LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31, 2022	Year ended December 31, 2021
Cash flows from operating activities:
Net income (loss)	$1,084,218	$(1,002,595)
Adjustments to reconcile net income (loss) to net cash used in operating activities
Change in fair value of warrant liabilities	(1,230,000)	(18,560)
Interest income and dividend income earned in cash and investments income held in trust account	(693,058)	(2,930)

Change in operating assets and liabilities:
Decrease (increase) in prepayment	62,484	(62,484)
Increase in accrued liabilities	37,833	15,549
Net cash used in operating activities	(738,523)	(1,071,020)

Cash flows from investing activities:
Proceeds deposited in Trust Account	—	(46,920,000)
Proceeds of promissory notes deposited in trust account by a founder shareholder	(1,366,200)	—
Net cash used in investing activities	(1,366,200)	(46,920,000)

Cash flows from financing activities:
Proceeds from public offering	—	44,920,000
Proceeds from private placements	—	3,040,000
Proceeds of promissory notes	1,366,200	—
Advances from a related party	707,947	153,028
Net cash provided by financing activities	2,074,147	48,113,028

NET CHANGE IN CASH	(30,576)	122,008

CASH, BEGINNING OF YEAR	122,008	—

CASH, END OF YEAR	$91,432	$122,008

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES:
Initial classification of ordinary shares subject to possible redemption	$—	$44,792,363
Allocation of offering costs to ordinary shares subject to possible redemption	$—	$2,887,160
Accretion of carrying value to redemption value	$(2,062,188)	$(5,014,797)
Accrued underwriting compensation	$—	$1,840,000
Initial recognition of warrant liabilities	$—	$1,258,560

The accompanying notes are an integral part of these consolidated financial statements.

ACE GLOBAL BUSINESS ACQUISITION LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS BACKGROUND

Ace Global Business Acquisition Limited (“ACE” and the “Company”) is a newly organized blank check company incorporated on November 2, 2020, under the laws of the British Virgin Islands for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation, purchasing all or substantially all of the assets of, entering into contractual arrangements, or engaging in any other similar business combination with one or more businesses or entities (Business Combination”). Although the Company is not limited to a particular industry or geographic region for purposes of consummating a Business Combination, the Company intends to focus on opportunities in the artificial intelligence and any other related technology innovations market in North America.

ACBA Merger Sub I Limited (“PubCo”) is a company incorporated on December 28, 2022, under the laws of the British Virgin Island for the purpose of effecting the business combination. PubCo is wholly owned by ACE.

ACBA Merger Sub II Limited (“Merger Sub”) is a company incorporated on December 29, 2022, under the laws of the British Virgin Island for the purpose of effecting the business combination. Merger Sub is wholly owned by PubCo.

The Company’s entire activity from inception up to December 31, 2022 was in preparation for the initial public offering. Since the initial public offering, the Company’s activity has been limited to the evaluation of business combination candidates. The Company has selected December 31 as its fiscal year end.

Financing

The registration statement for the Company’s Initial Public Offering became effective on April 5, 2021. On April 8, 2021, the Company consummated the Initial Public Offering of 4,000,000 units (the “Public Units”), at $10.00 per Public Unit, generating gross proceeds of $40,000,000 which is described in Note 3.

Subsequently, the underwriters exercised their over-allotment option in full, and the closing of the issuance and sale of the additional Public Units occurred on April 9, 2021. The total aggregate issuance by the Company of 600,000 units at a price of $10.00 per unit resulted in gross proceeds of $6,000,000.

Simultaneously with the closing of the Initial Public Offering on April 8, 2021, the Company consummated the sale of 280,000 units (the “Private Units”) at a price of $10.00 per Private Unit in a private placement, generating gross proceeds of $2,800,000, which is described in Note 4. On April 9, 2021, simultaneously with the sale of the over-allotment units, the Company consummated the private sale of an additional 24,000 Private Units, generating gross proceeds of $240,000.

Transaction costs amounted to $1,125,000, consisting of $920,000 of underwriter’s fees and $205,000 of other offering costs. The deferred underwriter’s fee of 4.0% of the gross proceeds of the Initial Public Offering, or $1,840,000, will be paid upon the closing of the Business Combination.

Trust Account

Following the closing of the Initial Public Offering on April 8, 2021 and exercise of the over-allotment option on April 9, 2021, an aggregate amount of $46,920,000 from the net proceeds of the sale of the Public Units in the Initial Public Offering and the sale of the Private Placement Units was placed in a trust account (the “Trust Account”). The aggregate amount of $46,920,000 ($10.20 per Public Unit) will be invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or in any open-ended investment company that holds itself out as a money market fund meeting certain conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the funds in the Trust Account to the Company’s shareholders, as described below, except that interest earned on the Trust Account can be released to the Company to pay its tax obligations.

ACE GLOBAL BUSINESS ACQUISITION LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS BACKGROUND (cont.)

Business Combination

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and sale of the Private Units, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. NASDAQ rules provide that the Business Combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the balance in the Trust Account (as defined below) (less any deferred underwriting commissions and taxes payable on interest earned) at the time of the signing of an agreement to enter into a Business Combination. The Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). There is no assurance that the Company will be able to successfully effect a Business Combination.

The Company will provide its shareholders with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a shareholder meeting called to approve the Business Combination or (ii) by means of a tender offer. In connection with an Initial Business Combination, the Company may seek shareholder approval of a Business Combination at a meeting called for such purpose at which shareholders may seek to redeem their shares, regardless of whether they vote for or against a Business Combination. The Company will proceed with a Business Combination only if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and, if the Company seeks shareholder approval, a majority of the outstanding shares voted are voted in favor of the Business Combination.

If a shareholder vote is not required and the Company does not decide to hold a shareholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Memorandum and Articles of Association, offer such redemption pursuant to the tender offer rules of the Securities and Exchange Commission (“SEC”), and file tender offer documents containing substantially the same information as would be included in a proxy statement with the SEC prior to completing a Business Combination.

The shareholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially $10.20 per Public Share, subject to an increase of up to an additional $0.15 per Public Share in the event the Ace Global Investment Limited (the “Sponsor”) elects to extend the period of time to consummate a Business Combination (see below), plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). The per-share amount to be distributed to shareholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriter (as discussed in Note 9). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s rights or warrants. The ordinary shares will be recorded at redemption value and classified as temporary equity upon the completion of the Initial Public Offering, in accordance with Accounting Standards Codification (“ASC”) Topic 480 Distinguishing Liabilities from Equity.

The Sponsor and any of the Company’s officers or directors that may hold Founder Shares (as defined in Note 5) (the “shareholders”) and the underwriters will agree (a) to vote their Founder Shares, the ordinary shares included in the Private Units (the “Private Shares”) and any Public Shares purchased during or after the Initial Public Offering in favor of a Business Combination, (b) not to propose an amendment to the Company’s Amended and Restated Memorandum and Articles of Association with respect to the Company’s pre-Business Combination activities prior to the consummation of a Business Combination unless the Company provides dissenting public shareholders with the opportunity to redeem their Public Shares in conjunction with any such amendment; (c) not to redeem any shares (including the Founder Shares) and Private Shares into the right to receive cash from the Trust Account in connection with a shareholder vote to approve a Business Combination (or to sell any shares in a tender offer in connection with a Business Combination if the Company does not seek shareholder approval in connection therewith) or a vote to amend the provisions of the Amended and Restated Memorandum and Articles of Association relating to shareholders’ rights of pre-Business Combination activity and (d) that the Founder Shares and Private Shares shall not participate in any

ACE GLOBAL BUSINESS ACQUISITION LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS BACKGROUND (cont.)

liquidating distributions upon winding up if a Business Combination is not consummated. However, the shareholders will be entitled to liquidating distributions from the Trust Account with respect to any Public Shares purchased during or after the Initial Public Offering if the Company fails to complete its Business Combination.

On August 23, 2021, the Company, DDC Enterprise Limited (“DDC”) and Ka Yin Norma Chu (as shareholders’ representative) entered into a Share Exchange Agreement, pursuant to which the Company will purchase from DDC’s shareholders all of the issued and outstanding shares and other equity interests in and of DDC. Upon the closing of the transactions contemplated in the Share Exchange Agreement, Ace will acquire 100% of the issued and outstanding securities of DDC, in exchange for approximately 30,000,000 of the Company’s ordinary shares, among which 3,000,000 ordinary shares are to be issued and held in escrow to satisfy any indemnification obligations of the seller.

On July 11, 2022, the Company and DDC entered into that certain Mutual Termination of Share Exchange Agreement (the “Mutual Termination Agreement”) pursuant to which the Company and DDC mutually agreed to terminate the Share Exchange Agreement pursuant to Section 12.3(a) thereof. Except as otherwise set forth in the Share Exchange Agreement, none of the Contracting Parties shall have any further liability thereunder.

On December 23, 2022, the Company entered into a business combination agreement (the “Agreement”) with LE Worldwide Limited (“LEW”), a British Virgin Islands business company. Pursuant to the Agreement, ACE will merge with and into PubCo, a British Virgin Islands business company and wholly owned subsidiary of ACE with each of the outstanding units, shares and warrants of the Company exchanged on a one for one basis into units, shares and warrants of PubCo. Merger Sub, a British Virgin Islands business company and wholly owned subsidiary of ACE, was formed for the sole purpose of merging with and into the LEW, following which the LEW will be the surviving entity and a wholly owned subsidiary of PubCo (the “Acquisition Merger”). Upon the Acquisition Merger becoming effective, PubCo shall pay an aggregate consideration of $150,000,000 (the “Merger Consideration”) to LEW’s shareholders, which shall be issued and divided into $10.00 per Ordinary Share of PubCo (the “Merger Consideration Shares”).

The Company will have to consummate a Business Combination by April 8, 2022. However, if the Company anticipates that it may not be able to consummate a Business Combination within 12 months, the Company may extend the period of time to consummate a Business Combination up to eight times, five times by an additional three months each time and 3 times by an additional one month each time (for a total of up to 30 months) to complete a Business Combination. Pursuant to the terms of our memorandum and articles of association and the trust agreement entered into between us and Continental Stock Transfer & Trust Company, both as amended, in order to extend the time available for the Company to consummate a Business Combination, the Company’s Sponsor or its affiliate or designees, upon five days advance notice prior to the applicable deadline, must deposit into the Trust Account the applicable extension fees, on or prior to the date of the applicable deadline, for each extension. The Company’s Sponsor or its affiliates or designees will receive a non-interest bearing, unsecured promissory note equal to the amount of any such deposit that will not be repaid in the event that the Company is unable to close a Business Combination unless there are funds available outside the Trust Account to do so. Such notes would either be paid upon consummation of our initial Business Combination or at the lender’s discretion, converted upon consummation of our Business Combination into additional private units at a price of $10.00 per unit. On each of April 8, 2022, July 6, 2022 and September 28, 2022, the Company issued an unsecured promissory note in an amount of $455,400 to the Sponsor, pursuant to which such amount had been deposited into the Trust Account in order to extend the amount of available time to complete a business combination until January 8, 2023. On January 5, 2023, the Company issued an unsecured promissory note in an amount of $350,332 to the Sponsor, pursuant to which such amount had been deposited into the Trust Account in order to extend the amount of available time to complete a business combination until April 8, 2023. As of December 31, 2022 and 2021, the note payable balance is $1,366,200 and $0, respectively.

On January 5, 2023, the Company filed an amended and restated memorandum and articles of association (the “Charter Amendment”), giving the Company the right to extend the date by which it has to complete a business combination up to a total of five (5) times, as follows: (i) two (2) times for an additional three (3) months each time from January 8, 2023 to July 8, 2023, followed by (ii) three (3) times for an additional one (1) month each time from July 8, 2023 to October 8, 2023.

ACE GLOBAL BUSINESS ACQUISITION LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS BACKGROUND (cont.)

Liquidation and going concern

The Company initially had 12 months from the consummation of its Initial Public Offering to consummate the initial business combination. If the Company does not complete a business combination within 12 months from the consummation of the Public Offering, the Company will trigger an automatic winding up, dissolution and liquidation pursuant to the terms of the amended and restated memorandum and articles of association. As a result, this has the same effect as if the Company had formally gone through a voluntary liquidation procedure under the Companies Law. Accordingly, no vote would be required from our shareholders to commence such a voluntary winding up, dissolution and liquidation. However, the Company may extend the period of time to consummate a business combination eight times (for a total of up to 30 months from the consummation of the Public Offering to complete a business combination). As of the date of this report, the Company has extended four times by an additional three months each time (for a total of up to 27 months from the consummation of the Public Offering to complete a business combination), and so it now has until July 8, 2023 to consummate a business combination. Pursuant to the terms of the current amended and restated memorandum and articles of association and the trust agreement between the Company and Continental Stock Transfer & Trust Company, LLC, in order to extend the time available for the Company to consummate our initial business combination, the Company’s insiders or their affiliates or designees, upon five days advance notice prior to the applicable deadline, must deposit into the Trust Account $0.15 per public share, on or prior to the date of the applicable deadline. The insider, Ace Global Investment Limited, has received non-interest bearing, unsecured promissory notes equal to the amount of any such deposits (i.e., $455,400 for each of the first three extensions for each of three extension on April 2022, July 2022 and September 2022 and $350,332 on January 2023 and March 2023) that will not be repaid in the event that we are unable to close a business combination unless there are funds available outside the Trust Account to do so. Such notes would either be paid upon consummation of the Company’s initial business combination, or, at the lender’s discretion, converted upon consummation of our business combination into additional Private Units at a price of $10.00 per unit. The Company’s shareholders have approved the issuance of the Private Units upon conversion of such notes, to the extent the holder wishes to so convert such notes at the time of the consummation of the Company’s initial business combination. In the event that the Company receives notice from the Company’s insiders five days prior to the applicable deadline of their intent to effect an extension, the Company intends to issue a press release announcing such intention at least three days prior to the applicable deadline. In addition, the Company intends to issue a press release the day after the applicable deadline announcing whether or not the funds had been timely deposited. If the Company is unable to consummate the Company’s initial business combination by July 8, 2023, the Company will, as promptly as possible but not more than ten business days thereafter, redeem 100% of the Company’s outstanding public shares for a pro rata portion of the funds held in the Trust Account, including a pro rata portion of any interest earned on the funds held in the Trust Account and not necessary to pay taxes, and then seek to liquidate and dissolve. However, the Company may not be able to distribute such amounts as a result of claims of creditors which may take priority over the claims of the Company’s public shareholders. In the event of dissolution and liquidation, the public rights will expire and will be worthless.

Accordingly, the Company may not be able to obtain additional financing. If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of a potential transaction, and reducing overhead expenses. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all. These conditions raise substantial doubt about the Company’s ability to continue as a going concern through one year from the date of these consolidated financial statements if a Business Combination is not consummated. These consolidated financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

ACE GLOBAL BUSINESS ACQUISITION LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES

•        Basis of presentation

These accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the SEC.

•        Emerging growth company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s consolidated financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

•        Use of estimates

In preparing these consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the consolidated financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, Actual results may differ from these estimates.

•        Cash

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2022 and 2021.

•        Cash and investment held in trust account

At December 31, 2022 and 2021, substantially all of the assets held in the Trust Account were held in money market funds, which are invested primarily in U.S. Treasury securities. These securities are presented on the Balance Sheets at fair value at the end of each reporting period. Earnings on these securities is included in dividend income in the accompanying Statement of Operations and is automatically reinvested. The fair value for these securities is determined using quoted market prices in active markets.

ACE GLOBAL BUSINESS ACQUISITION LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

•        Deferred offering costs

Deferred offering costs consist of underwriting, legal, accounting and other expenses incurred through the balance sheet date that are directly related to the Initial public Offering and that were charged to shareholders’ equity upon the completion of the Initial Public Offering.

•        Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded as liabilities at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations. The Company accounts for its Public Warrants as equity and the Private Warrants as liabilities.

•        Ordinary shares subject to possible redemption

The Company accounts for its ordinary shares subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Ordinary shares subject to mandatory redemption (if any) are classified as a liability instrument and are measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. The Company’s ordinary shares feature certain redemption rights that are subject to the occurrence of uncertain future events and considered to be outside of the Company’s control. Accordingly, at December 31, 2022 and 2021, 46,000,000 and 46,000,000 ordinary shares subject to possible redemption, respectively, are presented as temporary equity, outside of the shareholders’ equity section of the Company’s consolidated balance sheets.

The Company has made a policy election in accordance with ASC 480-10-S99-3A and recognizes changes in redemption value in accumulated deficit immediately as if the end of the first reporting period after the IPO was the redemption date.

•        Fair value of financial instruments

FASB ASC Topic 820 Fair Value Measurements and Disclosures (“ASC 820”) defines fair value, the methods used to measure fair value and the expanded disclosures about fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between the buyer and the seller at the measurement date. In determining fair value, the valuation techniques consistent with the market approach, income approach and cost approach shall be used to measure fair value. FASB ASC Topic 820 establishes a fair value hierarchy for inputs, which represents the assumptions used by the buyer and seller in pricing the asset or liability. These inputs are further defined as observable and unobservable inputs. Observable inputs are those that

ACE GLOBAL BUSINESS ACQUISITION LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

buyer and seller would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company’s assumptions about the inputs that the buyer and seller would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 —

Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not being applied. Since valuations are based on quoted prices that are readily and regularly available in an active market, the valuation of these securities does not entail a significant degree of judgment.

Level 2 —

Valuations based on (i) quoted prices in active markets for similar assets and liabilities, (ii) quoted prices in markets that are not active for identical or similar assets, (iii) inputs other than quoted prices for the assets or liabilities, or (iv) inputs that are derived principally from or corroborated by the market through correlation or other means.

Level 3 —	Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The fair value of the Company’s certain assets and liabilities, which qualify as financial instruments under ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the consolidated balance sheet. The fair values of cash and cash equivalents, and other current assets, accrued expenses, due to the sponsor are estimated to approximate the carrying values as of December 31, 2022 due to the short maturities of such instruments. See Note 8 for the disclosure of the Company’s assets and liabilities that were measured at fair value on a recurring basis.

•        Concentration of credit risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of a cash account in a financial institution. The Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

•        Income taxes

Income taxes are determined in accordance with the provisions of ASC Topic 740, Income Taxes (“ASC 740”). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Any effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

ASC 740 prescribes a comprehensive model for how companies should recognize, measure, present, and disclose in their consolidated financial statements uncertain tax positions taken or expected to be taken on a tax return. Under ASC 740, tax positions must initially be recognized in the consolidated financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. The Company’s management determined that the British Virgin Islands is the Company’s major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits, if any, as an income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2022 and 2021. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

ACE GLOBAL BUSINESS ACQUISITION LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company may be subject to potential examination by foreign taxing authorities in the area of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with foreign tax laws.

The Company’s tax provision is zero for the years ended December 31, 2022 and 2021.

The Company is considered to be an exempted British Virgin Islands Company, and is presently not subject to income taxes or income tax filing requirements in the British Virgin Islands or the United States.

•        Net income (loss) per share

The Company calculates net income (loss) per share in accordance with ASC 260, Earnings per Share. In order to determine the net income (loss) attributable to both the redeemable shares and non-redeemable shares, the Company first considered the undistributed income (loss) allocable to both the redeemable ordinary shares and non-redeemable Ordinary shares and the undistributed income (loss) is calculated using the total net loss less any dividends paid. The Company then allocated the undistributed income (loss) ratably based on the weighted average number of shares outstanding between the redeemable and non-redeemable Ordinary shares. Any remeasurement of the accretion to the redemption value of the Ordinary shares subject to possible redemption was considered to be dividends paid to the public stockholders. As of December 31, 2022, the Company has not considered the effect of the warrants sold in the Initial Public Offering to purchase an aggregate of 4,904,000 shares in the calculation of diluted net loss per share, since the exercise of the warrants is contingent upon the occurrence of future events and the inclusion of such warrants would be anti-dilutive and the Company did not have any other dilutive securities and other contracts that could, potentially, be exercised or converted into Ordinary shares and then share in the earnings of the Company. As a result, diluted loss per share is the same as basic loss per share for the period presented.

The net income (loss) per share presented in the consolidated statement of operations is based on the following:

	For the Years Ended December 31,
	2022	2021
Net income (loss)	$1,084,218	$(1,002,595)
Accretion of carrying value to redemption value	(2,062,188)	(5,014,797)
Net loss including accretion of carrying value to redemption value	$(977,970)	$(6,017,392)
	For the years ended December 31,
	2022		2021
	Redeemable Ordinary Share	Non- Redeemable Ordinary Share	Redeemable Ordinary Share	Non- Redeemable Ordinary Share
Basic and diluted net income (loss) per share:
Numerators:
Allocation of net loss including carrying value to redemption value	$(743,089)	$(234,881)	$(4,270,282)	$(1,747,110)
Accretion of carrying value to redemption value	2,062,188	—	5,014,797	—
Allocation of net income (loss)	$1,319,099	$(234,881)	$744,515	$(1,747,110)
Denominators:
Weighted-average shares outstanding	4,600,000	1,454,000	3,352,329	1,371,545
Basic and diluted net income (loss) per share	$0.29	$(0.16)	$0.22	$(1.27)

ACE GLOBAL BUSINESS ACQUISITION LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

•        Related parties

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

•        Recent accounting pronouncements

The Company has considered all new accounting pronouncements and has concluded that there are no new pronouncements that may have a material impact on the results of operations, financial condition, or cash flows, based on the current information.

NOTE 3 — INITIAL PUBLIC OFFERING

On April 8, 2021, the Company sold 4,000,000 Public Units at a price of $10.00 per Public Unit. On April 9, 2021, the Company sold an additional 600,000 units to cover over-allotments. Each Public Unit consists of one ordinary share and one redeemable warrant (“Public Warrant”). Each Public Warrant entitles the holder to purchase one ordinary share at an exercise price of $11.50 per whole share (see Note 6).

The Company paid an upfront underwriting discount of $920,000, equal to 2% of the gross offering proceeds to the underwriter at the closing of the Initial Public Offering, with an additional fee of $1,840,000 (the “Deferred Underwriting Discount”) or 4% of the gross offering proceeds payable upon the Company’s completion of the Business Combination. The Deferred Underwriting Discount will become payable to the underwriter from the amounts held in the Trust Account solely in the event the Company completes its Business Combination. In the event that the Company does not close the Business Combination, the underwriter has waived its right to receive the Deferred Underwriting Discount. The underwriter is not entitled to any interest accrued on the Deferred Underwriting Discount.

NOTE 4 — PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering, the Company consummated a private placement of 280,000 Private Units at $10.00 per unit, purchased by the sponsor. On April 9, 2021, the Company consummated an additional 24,000 units at $10.00 per unit to cover over-allotments.

The Private Units are identical to the units sold in the Initial Public Offering except that the warrants included in the Private Units (the “Private Warrants”) are non-redeemable and may be exercised on a cashless basis so long as the Private Warrants continue to be held by the initial purchasers of the Placement Units or their permitted transferees.

NOTE 5 — RELATED PARTY TRANSACTIONS

Founder Shares

In November 2020, the Company issued an aggregate of 1,000 founder shares to the initial shareholders for an aggregate purchase price of $1.

In December 2020, the Company issued an aggregate of 1,149,000 additional founder shares to the initial shareholders for an aggregate purchase price of $24,999.

Advances from a Related Party

As of December 31, 2022 and 2021, the Company had a temporary advance from sponsor for its deferred cost of the Initial Public Offering. The balance is unsecured, interest-free and would either be paid upon consummation of the Company initial Business Combination or at the lender’s discretion, converted upon consummation of Business Combination into additional private units at a price of $10.00 per unit. As of December 31, 2022 and 2021, the balances due to related parties were $893,814 and $185,867, respectively.

ACE GLOBAL BUSINESS ACQUISITION LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 — RELATED PARTY TRANSACTIONS (cont.)

Administrative Services Agreement

The Company is obligated, commencing from January 1, 2021, to pay Ace Global Investment Limited a monthly fee of $10,000 for general and administrative services. This agreement will terminate upon completion of the Company’s business combination or the liquidation of the trust account to public shareholders.

Related Party Extensions Loan

The Company will have to consummate a Business Combination by April 8, 2022. However, if the Company anticipates that it may not be able to consummate a Business Combination within 12 months, the Company may extend the period of time to consummate a Business Combination up to eight times, five times by an additional three months each time and 3 times by an additional one month each time (for a total of up to 30 months) to complete a Business Combination. Pursuant to the terms of our memorandum and articles of association and the trust agreement entered into between us and Continental Stock Transfer & Trust Company, both as amended, in order to extend the time available for the Company to consummate a Business Combination, the Company’s sponsor or its affiliates or designees, upon five days advance notice prior to the applicable deadline, must deposit into the Trust Account the applicable extension fees, on or prior to the date of the applicable deadline, for each extension. The Company’s sponsor or its affiliates or designees will receive a non-interest bearing, unsecured promissory note equal to the amount of any such deposit that will not be repaid in the event that the Company are unable to close a Business Combination unless there are funds available outside the Trust Account to do so. Such notes would either be paid upon consummation of our initial Business Combination or at the lender’s discretion, converted upon consummation of our Business Combination into additional private units at a price of $10.00 per unit.

On each of April 8, 2022, July 6, 2022 and September 28, 2022, the Company issued an unsecured promissory note in an amount of $455,400 to the Sponsor, pursuant to which such amount had been deposited into the Trust Account in order to extend the amount of available time to complete a business combination until January 8, 2023. On each of January 5, 2023 and March 24, 2023, the Company issued an unsecured promissory note in an amount of $350,332 to the Sponsor, pursuant to which such amount had been deposited into the Trust Account in order to extend the amount of available time to complete a business combination until July 8, 2023. The notes are non-interest bearing and are payable upon the closing of a business combination. In addition, the notes may be converted, at the lender’s discretion, into additional Private Units at a price of $10.00 per unit. As of December 31, 2022 and 2021, the note payable balance is $1,366,200 and $0, respectively.

NOTE 6 — SHAREHOLDERS’ (DEFICIT) EQUITY

Ordinary shares

The Company is authorized to issue 100,000,000 ordinary shares at par $0.001. Holders of the Company’s ordinary shares are entitled to one vote for each share.

In April 2021, the Company sold 4,600,000 units at a price of $10.00 per Public Unit in the Public Offering.

In April 2021, the Company issued 304,000 ordinary shares under the private placement of 304,000 private units at $10 per unit, to the Sponsor.

As of December 31, 2022 and December 31, 2021, 1,454,000 and 1,454,000 ordinary shares were issued and outstanding excluding 2,335,547 and 4,600,000 shares subject to possible redemption.

Public Warrants

As of December 31, 2022 and 2021, 4,600,000 and 4,600,000 public warrants were issued and outstanding.

Each public warrant entitles the holder thereof to purchase one ordinary share at a price of $11.50 per full share, subject to adjustment as described in this prospectus. Pursuant to the warrant agreement, a warrant holder may exercise its warrants only for a whole number of shares. This means that only an even number of warrants may be exercised at any given time by a warrant holder.

ACE GLOBAL BUSINESS ACQUISITION LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 — SHAREHOLDERS’ (DEFICIT) EQUITY (cont.)

No public warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the ordinary shares issuable upon exercise of the warrants and a current prospectus relating to such ordinary shares. It is the Company’s current intention to have an effective and current registration statement covering the ordinary shares issuable upon exercise of the warrants and a current prospectus relating to such ordinary shares in effect promptly following consummation of an initial business combination.

Notwithstanding the foregoing, if a registration statement covering the ordinary shares issuable upon exercise of the public warrants is not effective within 60 days following the consummation of the Company’s initial business combination, public warrant holders may, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to an available exemption from registration under the Securities Act. In such event, each holder would pay the exercise price by surrendering the warrants for that number of ordinary shares equal to the quotient obtained by dividing (x) the product of the number of ordinary shares underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the ordinary shares for the 10 trading days ending on the day prior to the date of exercise. For example, if a holder held 300 warrants to purchase 300 shares and the fair market value on the date prior to exercise was $15.00, that holder would receive 70 shares without the payment of any additional cash consideration. If an exemption from registration is not available, holders will not be able to exercise their warrants on a cashless basis.

The warrants will become exercisable on the later of the completion of an initial business combination and one year from the effective date of the Company’s registration statement for the Company’s initial public offering. The warrants will expire at 5:00 p.m., New York City time, on the fifth anniversary of the Company’s completion of an initial business combination, or earlier upon redemption.

The Company may redeem the outstanding warrants (excluding the private warrants), in whole and not in part, at a price of $0.01 per warrant:

•        at any time while the Public Warrants are exercisable,

•        upon not less than 30 days’ prior written notice of redemption to each Public Warrant holder,

•        if, and only if, the reported last sale price of the ordinary shares equals or exceeds $18 per share, for any 20 trading days within a 30 trading day period ending on the third trading day prior to the notice of redemption to Public Warrant holders, and

•        if, and only if, there is a current registration statement in effect with respect to the issuance of the ordinary shares underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

If the foregoing conditions are satisfied and the Company would issue a notice of redemption, each warrant holder can exercise his, her or its warrant prior to the scheduled redemption date. However, the price of the ordinary shares may fall below the $18.00 trigger price as well as the $11.50 warrant exercise price per full share after the redemption notice is issued and not limit our ability to complete the redemption.

The redemption criteria for the warrants have been established at a price which is intended to provide warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the warrant exercise price so that if the share price declines as a result of our redemption call, the redemption will not cause the share price to drop below the exercise price of the warrants.

If the Company calls the warrants for redemption as described above, our management will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the whole warrants for that number of ordinary shares equal to the quotient obtained by dividing (x) the product of the number of ordinary shares underlying the warrants, multiplied by the

ACE GLOBAL BUSINESS ACQUISITION LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 — SHAREHOLDERS’ (DEFICIT) EQUITY (cont.)

difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. Whether the Company will exercise our option to require all holders to exercise their warrants on a “cashless basis” will depend on a variety of factors including the price of our ordinary shares at the time the warrants are called for redemption, the Company’s cash needs at such time and concerns regarding dilutive share issuances.

NOTE 7 — ORDINARY SHARE SUBJECT TO POSSIBLE REDEMPTION

The Company accounts for its ordinary shares subject to possible redemption in accordance with the guidance in ASC 480. Ordinary shares subject to mandatory redemption (if any) are classified as a liability instrument and are measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. The Company’s ordinary shares feature certain redemption rights that are subject to the occurrence of uncertain future events and considered to be outside of the Company’s control. Accordingly, at December 31, 2022 and 2021, 4,600,000 and 4,600,000 ordinary shares subject to possible redemption, respectively, are presented as temporary equity, outside of the shareholders’ equity section of the Company’s consolidated balance sheets.

	For the Year Ended December 31,
	2022	2021
Total ordinary shares issued	6,054,000	6,054,000
Shares issued classified as equity	(1,454,000)	(1,454,000)
Ordinary shares, subject to redemption	4,600,000	4,600,000

NOTE 8 — FAIR VALUE MEASUREMENTS

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:

Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:

Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

ACE GLOBAL BUSINESS ACQUISITION LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 — FAIR VALUE MEASUREMENTS (cont.)

The following table presents information about the Company’s assets and liabilities that were measured at fair value on a recurring basis as of December 31, 2022 and 2021, and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value.

Description	December 31, 2022	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
U.S. Treasury Securities held in Trust Account*	$48,982,188	$48,982,188	$—	$—

Liabilities:
Warrant liabilities – Private Warrants	$10,000	$—	$—	$10,000
Description	December 31, 2021	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
U.S. Treasury Securities held in Trust Account*	$46,922,878	$46,922,878	$—	$—

Liabilities:
Warrant liabilities – Private Warrants	$1,240,000	$—	$—	$1,240,000

____________

*        included in cash and investments held in trust account on the Company’s consolidated balance sheets.

The private warrants are accounted for as liabilities in accordance with ASC 815-40 and are presented within warrant liabilities on the consolidated balance sheets.

The Company established the initial fair value for the private warrants at $1,258,560 on April 9, 2021, the date of the Company’s Initial Public Offering, using a Black-Scholes model. The Company allocated the proceeds received from the sale of Private Units, first to the private warrants based on their fair values as determined at initial measurement, with the remaining proceeds recorded as ordinary shares subject to possible redemption, and ordinary shares based on their relative fair values recorded at the initial measurement date. The warrants were classified as Level 3 at the initial measurement date due to the use of unobservable inputs. The expected life of the warrants is assumed to be five years after the completion of the initial business combination.

The key inputs into the binomial model and Black-Scholes model were as follows at their measurement dates:

	December 31, 2022	December 31, 2021	April 9, 2021 (Initial measurement)
Input
Share price	$10.62	$10.15	$10.00
Risk-free interest rate	1.18%	1.26%	0.87%
Volatility	1%	49%	52%
Exercise price	$11.50	$11.50	$11.50
Warrant life	5 years	5 years	5 years

ACE GLOBAL BUSINESS ACQUISITION LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 — FAIR VALUE MEASUREMENTS (cont.)

The following table presents the changes in the fair value of warrant liabilities for the years ended December 31, 2022 and 2021:

Private Warrants
Fair Value at January 1, 2022	$1,240,000
Change in fair value of private warrants	(1,230,000)
Fair Value at December 31, 2022	$10,000
Private Warrants
Fair Value at April 9, 2021	$1,258,560
Change in fair value of private warrants	(18,560)
Fair Value at December 31, 2021	$1,240,000

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for investments categorized in Level 3. Level 3 financial liabilities consist of the Private Warrant liability for which there is no current market for these securities such that the determination of fair value requires significant judgment or estimation. Changes in fair value measurements categorized within Level 3 of the fair value hierarchy are analyzed each period based on changes in estimates or assumptions and recorded as appropriate.

NOTE 9 — COMMITMENTS AND CONTINGENCIES

Risks and Uncertainties

Management is currently evaluating the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Registration Rights

The holders of the Founder Shares, the Private Warrants (and their underlying securities) and the warrants that may be issued upon conversion of the Working Capital Loans (and their underlying securities) will be entitled to registration rights pursuant to a registration rights agreement to be signed prior to or on the effective date of the Initial Public Offering. The holders of a majority of these securities will be entitled to make up to two demands that the Company registers such securities. The holders of the majority of the Founder Shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these ordinary shares are to be released from escrow. The holders of a majority of the Private Warrants and warrants issued in payment of Working Capital Loans made to the Company (or underlying securities) can elect to exercise these registration rights at any time after the Company consummates a Business Combination. In addition, the holders will have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

ACE GLOBAL BUSINESS ACQUISITION LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 — COMMITMENTS AND CONTINGENCIES (cont.)

Underwriter Agreement

The underwriters are entitled to a deferred fee of 4.0% of the gross proceeds of the Initial Public Offering, or $1,840,000 until the closing of the Business Combination. The deferred fee can be paid in cash, stock or a combination of both (at the underwriter’s discretion). Any stock issued as a part of the deferred fee will be issued to the underwriters at the value per share in the Company’s Trust Account, subject to any additional increases in the amount in trust per the Company’s trust extensions. Stock to be issued to the underwriters will have unlimited piggyback registration rights and the same rights afforded other holders of the Company’s ordinary share.

NOTE 10 — SUBSEQUENT EVENTS

In accordance with ASC 855, Subsequent Events, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the consolidated financial statements are issued, the Company has evaluated all events or transactions that occurred after the balance sheet date, up through the date was the Company issued the consolidated financial statements.

On January 5, 2023, the Company held its annual meeting of shareholders. During this meeting, the Company’s shareholders approved the proposals to (i) amend the second amended and restated memorandum and articles of association to further extend the date by which it has to consummate a business combination five times, as follows: (a) two times for an three additional months each time from January 8, 2023 to July 8, 2023; (b) followed by three times for an additional one month each time from July 8, 2023 to October 8, 2023 and (ii) amend the investment management trust agreement, dated as of April 5, 2021 by and between the Company and Continental Stock Transfer & Trust Company, LLC (“Continental”) to allow it to further extend the time to complete a business combination total of five times, as follows: (a) two times for an additional three months each time from January 8, 2023 to July 8, 2023 and followed by (ii) three (3) times for an additional one (1) month each time from July 8, 2023 to October 8, 2023.

On January 5, 2023, 2,264,453 shares were redeemed by a number of shareholders at a price of approximately $10.65 per share, in an aggregate principal amount of $24,120,397.

On January 5, 2023, and March 24, 2023, the Company issued unsecured promissory note in the aggregate principal amount of $350,332 and $350,332, respectively to Ace Global Investment Limited in exchange for Ace Global Investment Limited depositing such amount into the Company’s trust account in order to extend the amount of available time to complete a business combination until July 8, 2023.

LE WORLDWIDE LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Currency expressed in United States Dollars (“US$”))

	As of March 31, 2023	As of September 30, 2022
ASSETS
Current assets:
Cash	$568,598	—
Accounts receivable	4,487,248	19,785,313
Prepayments, related party	5,095,548	—
Prepayments and other receivables	878,321	—
Total current assets	11,029,715	19,785,313

Non-current asset:
Long-term investments	254,780	—
Deferred offering costs	279,102	—
Total non-current assets	533,882	—
TOTAL ASSETS	$11,563,597	$19,785,313

LIABILITIES AND SHAREHOLDER’S EQUITY (PARENT’S NET INVESTMENT)
Current liabilities:
Accounts payable, related party	$480,045	$13,411,525
Accounts payable	101,737	—
Accrued liabilities and other payables	76,766	—
Contract liabilities	1,792,366	2,688,026
Amounts due to related parties	1,016,951	—
Income tax liabilities	441,900	346,962
Total current liabilities	3,909,765	16,446,513
TOTAL LIABILITIES	3,909,765	16,446,513

Commitments and contingencies

SHAREHOLDERS’ EQUITY
Ordinary share, $1 par value, 50,000 shares authorized, 1,025 and 1,000 shares issued and outstanding as of March 31, 2023 and September 30, 2022, respectively	1,025	1,000
Parent’s net investment	—	3,337,800
Additional paid-in capital	7,567,255	—
Retained earnings	117,784	—
Accumulated other comprehensive loss	(32,232)	—
Total shareholders’ equity (parent’s net investment)	7,653,832	3,338,800
TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY (PARENT’S NET INVESTMENT)	$11,563,597	$19,785,313

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements, presented on a retroactive basis to reflect the reorganization on December 30, 2022.

LE WORLDWIDE LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME (LOSS)
(Currency expressed in United States Dollars (“US$”), except for the number of shares)

	For the six months ended March 31,
	2023	2022
Revenues	$18,676,443	$7,114,648
Cost of revenues	(16,789,069)	(6,780,191)
Cost of revenues, related party	(162,539)	—
Gross profit	1,724,835	334,457

Operating expenses
Research and development	(222,589)	(205,877)
Selling and marketing	(346,126)	(83,162)
General and administrative	(1,017,284)	(183,500)
Total operating expenses	(1,585,999)	(472,539)
Income (loss) from operations	138,836	(138,082)

Other income (expense):
Interest expense, net	(18,347)	(76,741)
Other income	222,957	17,893
Total other income (expense), net	204,610	(58,848)
Income (loss) before income taxes	343,446	(196,930)
Income tax (expense) benefit	(95,155)	32,494
NET INCOME (LOSS)	$248,291	$(164,436)

Other comprehensive (loss) income:
Foreign currency translation adjustments	(27,642)	1,489
COMPREHENSIVE INCOME (LOSS)	$220,649	$(162,947)

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted	1,009	1,000

EARNINGS (NET LOSS) PER SHARE
Basic and diluted	$246.08	$(164.44)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements, presented on a retroactive basis to reflect the reorganization on December 30, 2022.

LE WORLDWIDE LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN
SHAREHOLDERS’ EQUITY (PARENT’S NET INVESTMENT)
(Currency expressed in United States Dollars (“US$”), except for the number of shares)

	For the six months ended March 31, 2022
	Ordinary Share		Additional paid-in capital	Parent’s net investment	Retained earnings	Accumulated other comprehensive (loss) income	Total equity
	Number of shares	Amount
Balance as of September 30, 2021	1,000	$1,000	$—	$(277,458)	$—	$—	$(276,458)
Foreign currency translation adjustments	—	—	—	1,489	—	—	1,489
Net distribution from Parent	—	—	—	(3,673,853)	—	—	(3,673,853)
Net loss for the period	—	—	—	(164,436)	—	—	(164,436)
Balance as of March 31, 2023	1,000	$1,000	$—	$(4,114,258)	$—	$—	$(4,113,258)
	For the six months ended March 31, 2023
	Ordinary Share		Additional paid-in capital	Parent’s net investment	Retained earnings	Accumulated other comprehensive (loss) income	Total equity
	Number of shares	Amount
Balance as of September 30, 2022	1,000	$1,000	$—	$3,337,800	$—	$—	$3,338,800
Capital contributions from shareholders	25	25	3,299,975	—	—	—	3,300,000
Foreign currency translation adjustments	—	—	—	—	—	(27,642)	(27,642)
Net distribution to Parent	—	—	—	794,383	—	—	794,383
Consummation of separation transaction upon completion of reorganization	—	—	4,267,280	(4,262,690)	—	(4,590)	—
Net income for the period	—	—	—	130,507	117,784	—	248,291
Balance as of March 31, 2023	1,025	$1,025	$7,567,225	$—	$117,784	$(32,232)	$7,653,832

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements, presented on a retroactive basis to reflect the reorganization on December 30, 2022.

LE WORLDWIDE LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Currency expressed in United States Dollars (“US$”))

	For the six months ended March 31,
	2023	2022
Cash flows from operating activities:
Net income (loss)	$248,291	$(164,436)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities

Change in operating assets and liabilities:
Accounts receivable	15,298,065	(185,643)
Prepayments, related party	(5,095,548)	—
Prepayments and other receivables	(878,321)	—
Accounts payable, related party	(12,931,480)	622,770
Accounts payable	101,737	—
Accrued liabilities and other payables	76,766	13,749
Contract liabilities	(895,660)	3,418,183
Amounts due to related parties	45,860	—
Income tax liabilities	94,938	(664)
Net cash (used in) provided by operating activities	(3,935,352)	3,703,959

Cash flows from investing activities:
Net cash used in investing activities	$—	—

Cash flows from financing activities:
Net changes in parent company investment	794,383	(3,673,853)
Capital contributions from shareholders	3,300,000	—
Payment of deferred offering costs	(279,102)	—
Proceeds of interest-free loan from related parties	1,000,000	—
Repayment to related parties	(283,650)	—
Net cash provided by (used in) financing activities	4,531,631	(3,673,853)

Effect of exchange rate changes on cash	(27,681)	(30,106)

Net change in cash	568,598	—

CASH, BEGINNING OF PERIOD	—	—
CASH, END OF PERIOD	$568,598	$—

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for income taxes	$—	$—
Cash paid interest	$—	$—

NON-CASH INVESTING AMD FINANCING ACTIVITIES
Net changes in parent company investment	$794,383	$(3,673,853)
Net set-off of amount due to related parties	$54,511	$—
Purchase of subsidiary settled by related party	$254,780	$—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements, presented on a retroactive basis to reflect the reorganization on December 30, 2022.

LE WORLDWIDE LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — BUSINESS OVERVIEW AND BASIS OF PRESENTATION

LE Worldwide Limited (“LEW”) is a holding company organized on August 31, 2022, under the laws of the British Virgin Islands (“BVI”), which has no substantive operations other than holding all of the outstanding equity of its operating subsidiaries as described below. LEW and its subsidiaries (collectively referred to as the “Company”) is engaged in sale and marketing of horticulture-related lighting products. These products are primarily for indoor gardens and used in the construction of greenhouses. The Company sells its lighting solutions and products through several partners, including retailers and commercial distributors in the worldwide.

The accompanying unaudited condensed consolidated financial statements reflect the activities of the Company and each of the entities, as contemplated after the Reorganization, as described below:

Name	Background	Ownership
Light Engine Pte. Limited (“LEPL”)	• Singapore company • Incorporated on September 3, 2022 • Issued and outstanding 1,000 ordinary shares for SG$1,000 ($697) • Investment holding	100% owned by LEW
Light Engine International Limited (“LEIL”)

•   Hong Kong company

•   Incorporated on September 5, 2022

•   Issued and outstanding 10,000 ordinary shares for HK$10,000 ($1,284)

•   Provision of sale and marketing of horticulture-related lighting solutions and products to its customers

100% owned by LEPL
NEOS Ventures Investment Limited (“NVIL”)	• British Virgin Island company • Incorporated on January 13, 2023 • Issued and outstanding 25,700 ordinary shares for US$257,000 • Investment holding of intellectual properties and equity investment	100% owned by LEPL

Reorganization

The Reorganization transactions are completed on December 30, 2022.

Light Engine Limited (“LEL”) has been engaging in the sale, manufacturing and marketing of LED-based lighting products and systems. LEL decides to exercise the business reorganization and spin-off the horticulture business (“Horticulture Business”) into a separate legal entity namely LEIL, as “LEIL NewCo”. LEL has continued its operation in general lighting business as “OldCo”.

LEW and OldCo both are under common control by the same beneficiary party, Cream of the Crop Limited (the “Parent”) before and after reorganization.

The accompanying unaudited condensed consolidated financial statements are presented on a retroactive basis to reflect the reorganization on December 30, 2022.

LEW, through LEIL, currently manages the sale and distribution of lighting products and solutions (Horticulture Business), which was historically operated by OldCo and, not as a standalone entity.

LE WORLDWIDE LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — BUSINESS OVERVIEW AND BASIS OF PRESENTATION (cont.)

Financial statements representing the historical operations of the Horticulture Business have been derived from the OldCo’s historical accounting records and are presented on a carve-out basis. All revenues and costs as well as assets and liabilities directly associated with the business activities of Horticulture Business are reflected in the accompanying unaudited condensed consolidated financial statements. The unaudited condensed consolidated financial statements also include allocations of certain general, administrative, research and development expenses and sales and marketing expenses from OldCo. However, amounts recognized by the Company are not necessarily representative of the amounts that would have been reflected in the unaudited condensed consolidated financial statements had the Company operated independently from OldCo.

Immediately before and after the Reorganization, the Company is legally formed and ultimately controlled by the Controlling LEW Shareholder. As such, the accompanying unaudited condensed consolidated financial statements include the assets, liabilities, revenue, expenses and cash flows that are directly attributable to the Horticulture Business before the Reorganization. The unaudited condensed consolidated financial statements are presented as if the Company had been in existence and the Reorganization had been in effect during the six months ended March 31, 2023 and 2022.

Immediately following the Reorganization, on February 28, 2023, LEIL entered into a management and administrative services agreement (the “Service Agreement”) with United Luminous International (Holdings) Limited (“ULI”), a related party of LEW. Pursuant to the Service Agreement, ULI shall, for a period of 12 months from the completion of the Business Combination, provide certain services to LEIL, including provision of office space in Hong Kong, as well as office administration, human resources and information technology management services. In consideration for such services, LEIL shall pay to ULI a monthly rental and service fee of HK$120,000 commencing from the completion of the Business Combination.

The assets and liabilities have been stated at historical carrying amounts. Only those assets and liabilities that are specifically identifiable to the Horticulture Business are included in the Company’s unaudited condensed consolidated balance sheets.

All revenues and cost of revenues attributable to selling of horticulture-related lighting products were directly identifiable to the Company. Operating expenses were specifically identifiable to the Company based on product types and activities that are involved in the Horticulture Business. Any expenses except rental expenses that were not directly attributable to any specific business were allocated to the Company based on the proportion of the revenue amount of the Horticulture Business to the total revenue generated by both the Horticulture Business and OldCo. Rental expenses were allocated to the Company based on the total floor area which LEIL NewCo has occupied per square feet by its headcount. The Company has entered into new lease agreements and rental expenses were recorded, in accordance with the agreement terms during the six months ended March 31, 2023.

As part of the OldCo, the Company is dependent upon the OldCo for all of its working capital and financing requirements as the OldCo uses a centralized approach to cash management and financing of its operations. Accordingly, none of the OldCo’s cash, cash equivalents or debt at the corporate level has been included in the Company in the balance sheets.

Income tax liability is calculated based on a separate return basis as if the Horticulture Business had filed separate tax returns before the completion of the Reorganization. Immediately following the Reorganization, the Horticulture Business began to file separate tax returns and report taxation based on the actual tax return of each legal entity in year of assessment 2023/2024.

Management believes the basis and amounts of these allocations are reasonable. While the expenses allocated to the Company for these items are not necessarily indicative of the expenses that would have been incurred if the Company had been a separate, stand-alone entity, the Company does not believe that there is any significant difference between the nature and amounts of these allocated expenses and the expenses that would have been incurred if the Company had been a separate, stand-alone entity.

LE WORLDWIDE LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — BUSINESS OVERVIEW AND BASIS OF PRESENTATION (cont.)

Business Combination

On December 23, 2022, the Company entered into a business combination agreement (the “Agreement”) with Ace Global Business Acquisition Limited (“ACBA”), a British Virgin Islands business company. ACBA will merge with and into ACBA Merger Sub I Limited, a British Virgin Islands business company and wholly owned subsidiary of the ACBA (the “Purchaser”). ACBA Merger Sub II Limited, a British Virgin Islands business company and wholly owned subsidiary of ACBA (the “Merger Sub”), to be formed for the sole purpose of merging with and into the Company in which the Company will be the surviving entity and a wholly owned subsidiary of Purchaser (the “Acquisition Merger”). Upon the Acquisition Merger becoming effective, the Purchaser shall pay an aggregate consideration of $150,000,000 (the “Merger Consideration”) to the Company’s shareholders which shall be issued and divided into $10.00 per Ordinary Share of the Purchaser (the “Merger Consideration Shares”).

On March 2, 2023, the Company entered into a joinder agreement (the “Joinder Agreement”) with (i) ACBA; (ii) ACBA Merger Sub I Limited, a wholly owned subsidiary of Parent (“Purchaser”); and (iii) ACBA Merger Sub II Limited, a wholly owned subsidiary of Purchaser (“Merger Sub”). Pursuant to the Joinder Agreement, Purchaser and Merger Sub have each agreed to (a) become a party to that certain agreement and plan of merger (the “Merger Agreement”) dated as of December 23, 2022, entered into by and between ACBA and the Company, and (b) be fully bound by, and subject to, all of the covenants, terms, representations, warranties, rights, obligations and conditions of the Merger Agreement as though an original party thereto.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These accompanying unaudited condensed consolidated financial statements reflect the application of certain significant accounting policies as described in this note and elsewhere in the accompanying unaudited condensed consolidated financial statements and notes.

•        Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) for interim financial information and Article 8 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Management’s opinion is that all adjustments (consisting of normal accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended March 31, 2023 are not necessarily indicative of the results that may be expected for the fiscal year ending September 30, 2023. These financial statements should be read in conjunction with the Company’s consolidated financial statements and accompanying notes for the year ended September 30, 2022.

•        Basis of Consolidation

The unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant intercompany transactions and balances between the Company and its subsidiaries are eliminated upon consolidation.

Subsidiaries are those entities which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at a meeting of directors.

•        Use of Estimates and Assumptions

The preparation of unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s unaudited condensed consolidated financial statements include the allowance for deferred tax asset.

LE WORLDWIDE LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The inputs into the management’s judgments and estimates consider the economic implications of COVID-19 on the Company’s critical and significant accounting estimates. Actual results could differ from these estimates.

•        Foreign Currency Translation and Transaction

The reporting currency of the Company is the U.S. Dollar and the accompanying unaudited condensed consolidated financial statements have been expressed in US$. In addition, the Company and subsidiaries are operating in Hong Kong maintaining their books and record in their local currency, Hong Kong dollars (“HK$”), which is a functional currency as the primary currency of the economic environment in which their operations are conducted. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currencies is translated at the historical rates of exchange at the time of capital contributions. The results of operations and the cash flows denominated in foreign currencies are translated at the average rates of exchange during the reporting period. Because cash flows are translated based on the average translation rates, amounts related to assets and liabilities reported on the unaudited condensed consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income included in unaudited condensed consolidated statements of changes in shareholders’ equity (parent’s net investment). Transaction gains and losses arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency in the unaudited condensed consolidated statement of operations and comprehensive income (loss).

Translation of amounts from HK$ into US$ has been made at the following exchange rates for the six months ended March 31, 2023 and the year ended September 30, 2022:

	March 31, 2023	September 30, 2022
Annual average HK$:US$ exchange rate	7.8499	7.8248
Period-end HK$:US$ exchange rate	7.8318	7.8500

•        Cash

Cash consists of cash on hand that has original maturities of three months or less. The Company did not have any cash equivalents as of March 31, 2023 and September 30, 2022.

•        Accounts Receivable

Accounts receivables are recorded at the invoiced amount and do not bear interest, which are due within contractual payment terms, generally 15 to 90 days from shipment. Credit is provided based on evaluation of a customer’s financial condition, customer creditworthiness and their payment history. Accounts receivable outstanding longer than the contractual payment terms are considered past due. Past due balances over 90 days and over a specified amount are reviewed individually for collectability. At the end of each period, the Company specifically evaluates individual customer’s financial condition, credit history, general current economic conditions, forecasted future economic condition and market considerations to monitor the progress of the collection of accounts receivables. The Company will consider the allowance for doubtful accounts for any estimated losses resulting from the inability of its customers to make required payments. For the receivables that are past due or not being paid according to payment terms, the appropriate actions are taken to exhaust all means of collection, including seeking legal resolution in a court of law. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet

LE WORLDWIDE LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

credit exposure related to its customers. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate and adjusts the allowance when necessary. Delinquent account balances are written off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

The Company does not hold any collateral or other credit enhancements over its accounts receivable balances.

•        Long-Term Investments

For equity securities without readily determinable fair value and do not qualify for the existing practical expedient in ASC 820, Fair Value Measurements and Disclosures (“ASC 820”) to estimate fair value using the net asset value per share (or its equivalent) of the investment, the Company elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes in orderly transactions for identical or similar investments of the same issuer, if any.

The Company makes a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the entity has to estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the Company recognizes an impairment loss in earnings equal to the difference between the carrying value and fair value.

•        Revenue Recognition

The Company recognizes revenue from its contracts with customers in accordance with ASC Topic 606 — Revenue from Contracts with Customers (“ASC 606”). The Company recognizes revenues when satisfying the performance obligation of the associated contract that reflects the consideration expected to be received based on the terms of the contract.

Step 1:    Identify the contract(s) with a customer.

The Company’s contract with its customers typically is the form of a purchase order issued to the Company by its customers and, to a lesser degree, in the form of a purchase order issued in connection with a formal contract executed with a customer. For the purpose of accounting for revenue under ASC 606, a contract with a customer exists when (i) the Company enters into an enforceable contract with a customer that defines each party’s rights regarding the goods or services to be transferred and identifies the payment terms related to these goods or services, (ii) the contract has commercial substance and, (iii) the Company determines that collection of substantially all consideration for goods or services that are transferred is probable based on the customer’s intent and ability to pay the promised consideration. The Company applies judgment in determining the customer’s ability and intention to pay, which is based on a variety of factors including the customer’s historical payment experience or, in the case of a new customer, assessed credit and financial information pertaining to the customer.

Step 2:    Identify the performance obligations in the contract.

Performance obligations promised in a contract are identified based on the goods or services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the goods or service either on its own or together with other resources that are readily available from third parties or from the Company, and are distinct in the context of the contract, whereby the transfer of the goods or services is separately identifiable from other promises in the contract. Most of the Company’s revenue is derived from purchases under which the Company provides a specific product and, as a result, there is only one performance obligation.

LE WORLDWIDE LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Step 3:    Determine the transaction price.

The transaction price is determined based on the consideration in a contract to which the Company will be entitled in exchange for transferring goods to the customer, generally fixed price in the contract.

Step 4:    Allocate the transaction price to the performance obligations in the contract.

The Company’s contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation.

Step 5:    Recognize revenue when (or as) the entity satisfies a performance obligation.

Product Sale

Revenue is recognized at the time the related performance obligation is satisfied by transferring a promised good or service to a customer.

The Company derives its revenue from the sales of lighting products and solutions for horticulture use. Products are sold to end-customers through several channels, including but not limited to distributors and retailers. The Company’s customers’ payment terms generally range from 15 to 90 days of fulfilling its performance obligations and recognizing revenue.

Product revenue is recognized as a distinct single performance obligation when the customer obtains control of the product, which occurs at a point in time, and may be upon shipment or upon delivery based on the contractual shipping terms of a contract. FOB origin is the Company’s standard shipping terms whereas the control of the promised products is transferred to customers. The Company’s customers do not have a right to return product. However, the Company’s customers have an explicit right to return non-conforming products under assurance-type warranties. The warranties do not represent separate performance obligations in revenue contracts. Historically, customer claims under warranties have been immaterial.

The Company has elected to apply the practical expedient to expense costs as incurred for incremental costs to obtain a contract when the amortization period would have been one year or less.

Project Income

The Company also derives its revenue from the provision of integrated services, encompassing advisory, design, and engineering of data-centric Controlled Environment Agriculture (“CEA”) ecosystems. The Company generally enters into written agreement with its customer. The scope of service, delivery milestone, service fee and payment terms are fixed in a contract. The Company’s performance is to design, develop, build, test and install the greenhouses and equip with the integrated smart products under CEA settings, which are considered one performance obligation, as the customers do not benefit for each separate service or product. The duration of the development period is short, usually less than one year.

The Company measures progress toward the completion of its performance obligations satisfied over time based on the nature of the services and products to be performed. Revenue is recognized over time and based upon milestones achieved.

LE WORLDWIDE LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Disaggregation of Revenue

The Company’s disaggregated revenues are represented by revenue type as shown in the following tables. Pursuant to ASC 606, the Company attributed revenues on the basis of the revenue type.

		For the six months ended March 31,
Type of revenue	Timing of revenue recognition	2023	2022
Product sale	Point in time	$18,408,305	$7,114,648
Project income	Over time	268,138	—
Total		$18,676,443	$7,114,648

The Company’s disaggregated revenues are represented by geographic areas as shown in the following tables. Pursuant to ASC 280-10-55, the Company attributed revenues to geographic areas on the basis of the location of the customer.

	For the six months ended March 31,
	2023	2022
USA	3,364,776	232,092
Europe	15,043,529	6,882,556
Hong Kong	268,138	—
Total	$18,676,443	$7,114,648

Contract balances

The Company enters contracts to sell products and recognizes contract assets and liabilities that arise from these transactions. The Company recognizes revenue and corresponding accounts receivable according to ASC 606. The Company may also receive consideration, per terms of a contract, from customers prior to transferring goods to the customer. Contract liabilities relate to payments received in advance of the satisfaction of performance under the contract. Payments from customers are received based on the terms established in the contract with the customer. The Company recognizes these contract liabilities as revenue after all revenue recognition criteria are met.

The table below reflects the balances of contract liabilities as of March 31, 2023 and September 30, 2022, including the change between the periods. There were no contract assets as of March 31, 2023 and September 30, 2022.

	Six months Ended March 31, 2023	Year ended September 30, 2022
Contract liabilities, brought forward	$2,688,026	$301,991
Add: recognized as deferred revenue	540,000	10,640,653
Less: recognized as revenue	(1,437,750)	(8,278,654)
Exchange difference	2,090	24,036
Contract liabilities, carried forward	$1,792,366	$2,688,026

Principal vs Agent Considerations

When another party is involved in providing goods to the customer, the Company will apply the principal versus agent guidance in ASC Topic 606 to determine if the Company is acted as the principal or an agent to the transaction. This evaluation determined that the Company is in control of establishing the transaction price, managing all aspects of the shipment term, and taking the risk of loss for delivery, collection, and returns. Based on the Company’s evaluation of the control model, it determined that all the Company’s major businesses act as the principal rather than the agent within their revenue arrangements and such revenues are reported on a gross basis.

LE WORLDWIDE LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

•        Cost Allocation

Cost allocation includes allocation of certain general and administrative, and selling and marketing expenses paid by the Parent. General and administrative expenses consist primarily of payroll and related expenses of senior management and the Company’s employees, shared management expenses, including accounting, consulting, legal support services, rent, and other expenses to provide operating support to the related businesses. Allocated selling and marketing expense was mainly payroll and related expenses of marketing staff, and transportation cost. These cost allocations are made using a pro-rata method by considering the proportion of revenues, headcounts as well as estimates of time spent on the provision of services attributable to the Company.

•        Segment Reporting

ASC Topic 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments. As the Company’s chief operating decision maker has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company, thus for the six months ended March 31, 2023, and 2022, the Company has one single business segment operating in Hong Kong.

•        Deferred Offering Costs

Deferred offering costs consist of legal and other expenses incurred through the balance sheet date that are directly related to the Proposed Public Offering and that will be charged to shareholders’ equity upon the completion of the Proposed Offering. Should the Proposed Public Offering prove to be unsuccessful, these deferred costs, as well as additional expenses incurred, will be charged to the statements of operations and comprehensive income (loss).

•        Income Taxes

Income taxes are determined in accordance with the provisions of ASC Topic 740, Income Taxes (“ASC Topic 740”). Under this method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Any effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

ASC Topic 740 prescribes a comprehensive model for how companies should recognize, measure, present, and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under ASC Topic 740, tax positions must initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions must initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes.

For the six months ended March 31, 2023 and 2022, the Company did not have any interest and penalties associated with tax positions. As of March 31, 2023 and September 30, 2022, the Company did not have any significant unrecognized uncertain tax positions.

The Company is subject to tax in local and foreign jurisdiction. As a result of its business activities, the Company will file tax returns that are subject to examination by the relevant tax authorities. As of March 31, 2023, Hong Kong tax returns for the years 2023 through 2024 are subject to examination by the tax authorities.

LE WORLDWIDE LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

•        Related Parties

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

•        Commitments And Contingencies

The Company follows the ASC Topic 450-20, Commitments to report accounting for contingencies. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or un-asserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or un-asserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, and an estimate of the range of possible losses, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed. Management does not believe, based upon information available at this time that these matters will have a material adverse effect on the Company’s financial position, results of operations or cash flows. However, there is no assurance that such matters will not materially and adversely affect the Company’s business, financial position, and results of operations or cash flows.

•        Fair Value Measurement

The Company follows the guidance of the ASC Topic 820-10, Fair Value Measurements and Disclosures (“ASC Topic 820-10”), with respect to financial assets and liabilities that are measured at fair value. ASC Topic 820-10 establishes a three-tier fair value hierarchy that prioritizes the inputs used in measuring fair value as follows:

•        Level 1:    Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets;

•        Level 2:    Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. Black-Scholes Option-Pricing model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs; and

•        Level 3:    Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models.

The carrying value of the Company’s financial instruments: cash, accounts receivable, prepayments, related party, prepayments and other receivables, accounts payable, related party, accounts payable, accrued liabilities and other payables, contract liabilities, amounts due to related parties, and income tax liabilities, approximate at their fair values because of the short-term nature of these financial instruments.

LE WORLDWIDE LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

•        Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standard Board (“FASB”) or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In June 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2016-13, Financial Instruments — Credit Losses (Topic 326). The new standard amends guidance on reporting credit losses for assets held at amortized cost basis and available-for-sale debt securities. In February 2020, the FASB issued ASU 2020-02, Financial Instruments-Credit Losses (Topic 326) and Leases (Topic 842) — Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 119 and Update to SEC Section on Effective Date Related to Accounting Standards Update No. 2016-02, Leases (Topic 842), which amends the effective date of the original pronouncement for smaller reporting companies. ASU 2016-13 and its amendments will be effective for the Company for interim and annual periods in fiscal years beginning after December 15, 2022. The Company believes the adoption will modify the way the Company analyzes financial instruments, but it does not anticipate a material impact on the results of operations. The Company is in the process of determining the effects the adoption will have on its consolidated financial statements and not expected to have a material impact on the Company’s financial position, results of operations, and cash flows.

In October 2020, the FASB issued ASU 2020-08, Codification Improvements to Subtopic 310-20, Receivables — Nonrefundable Fees and Other Costs, which clarifies that, for each reporting period, an entity should re-evaluate whether a callable debt security is within the scope of ASC 310-20-35-33. For public business entities, ASU 2020-08 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. Early application is not permitted. For all other entities, ASU 2020-08 is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. This Update is not expected to have a significant impact on the Company’s unaudited condensed consolidated financial statements.

In October 2020, the FASB issued ASU 2020-10, Codification Improvements, which makes minor technical corrections and clarifications to the ASC. The amendments in Sections B and C of the ASU are effective for annual periods beginning after December 15, 2020, for public business entities. For all other entities, the amendments are effective for annual periods beginning after December 15, 2021, and interim periods within annual periods beginning after December 15, 2022. This Update is not expected to have a significant impact on the Company’s unaudited condensed consolidated financial statements.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s unaudited condensed consolidated financial statements.

NOTE 3 — ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following:

	As of March 31, 2023	As of September 30, 2022
Accounts receivable	$4,487,248	$19,785,313
Less: allowance for doubtful accounts	—	—
Accounts receivable, net	$4,487,248	$19,785,313

LE WORLDWIDE LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — ACCOUNTS RECEIVABLE (cont.)

The following table sets forth the accounts receivable by major products and contractual payment terms, as of March 31, 2023 and September 30, 2022:

Major Products	Contractual Terms	As of March 31, 2023	As of September 30, 2022
High-performance LED grow light product	15 – 90 Days	$942,926	$16,320,017
Integrated smart products	15 – 90 Days	3,381,574	3,460,503
Other supporting services	15 – 90 Days	162,748	4,793
Accounts receivable, net		$4,487,248	$19,785,313

The Company generally conducts its business with creditworthy third parties. Receivable balances are monitored on an ongoing basis. To reduce credit risk, the management periodically evaluates potential credit losses, by performing regular credit evaluations of the financial conditions of the individual customers. The Company considers, among other factors, the aging of the accounts receivable, its historical write-offs, the credit worthiness of each customer, general current economic conditions, forecasted future economic and market considerations, but historically the Company has not experienced any significant losses related to individual customers or groups of customers in any particular industry or geographic area.

NOTE 4 — ASSET ACQUISITION

On January 20, 2023, the Company, through its wholly owned subsidiary, LEPL, entered into the Agreement with Lo Man Tung to acquire 100% equity interests in NVIL with a purchase price of $254,780 (equal to HK$2,000,000). NVIL is an investment holding company and holds 4,000 shares of non-marketable equity security in Ledgnd B.V. (“Ledgnd”). This transaction was completed on March 6, 2023 and the purpose of this acquisition is to extend the business relationship with Ledgnd and re-engineer its products with the acquired technology. The purchase was accounted for as an acquisition of assets using the acquisition method in accordance with ASC 805, as there were no operations of NVIL prior to the transaction and the total purchase consideration was allocated to the assets acquired and liabilities assumed based on their relative fair values as of the date of acquisition. The fair value of the acquired assets is valued by an independent appraiser using the Market Approach. Upon the closing date, the Company owned 5.83% of Ledgnd.

The following table summarizes the final purchase price allocation of the assets acquired and liabilities assumed for the NVIL acquisition.

NVIL’s March 6, 2023
Assets:
Long-term investment	$254,780
Total assets acquired	254,780

Total liabilities assumed	—

Total assets acquired and liabilities assumed	$254,780
Cash consideration	$254,780

LE WORLDWIDE LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 — SHAREHOLDER’S EQUITY (PARENT’S NET INVESTMENT)

LEW was incorporated in British Virgin Islands on August 31, 2022 in connection with the Reorganization, as described in Note 1. LEW is authorized to issue 50,000 ordinary shares with a par value of $1 per share.

On December 30, 2022, the Company completed the Reorganization, the Company and OldCo both are under common control by the same beneficiary party. The Company believes it is appropriate to reflect these share issuances as nominal share issuances on a retroactive basis similar to a stock split pursuant to ASC 260. The Company has retroactively adjusted all shares and per share data for all the periods presented.

In January and February 2023, the Company issued 25.385 shares to certain shareholders for the aggregate amount of $3,300,000 on capital injection, at the price of $129,998 per share. All amount has been received during the six months ended March 31, 2023.

NOTE 6  — INCOME TAXES

The Company was historically operated as part of the Parent Group and not as a stand-alone legal entity. The income tax provision is determined as if the Company had filed its income tax return separately under the related tax jurisdictions.

The provision for (benefit of) income taxes consisted of the following:

	Six months ended March 31,
	2023	2022
Income (loss) before income tax	$343,446	$(196,930)
Income tax expense (benefit)	95,155	(32,494)
Effective tax rate	27.7%	16.5%

The effective tax rate in the periods presented is the result of the mix of income earned in various tax jurisdictions that apply a broad range of income tax rate, as follows:

BVI

LEW is incorporated in the British Virgin Islands and is not subject to tax on income or capital gains under current British Virgin Islands law. In addition, upon payments of dividends by LEW to its shareholders, no British Virgin Islands withholding tax will be imposed.

Singapore

LEPL incorporated in Singapore is subject to the Singapore tax law at the corporate tax rate at 17% on the assessable income arising in Singapore during its tax year. There were no assessable profits for the six months ended March 31, 2023 and 2022.

Hong Kong

LEIL operating in Hong Kong is subject to the Hong Kong Profits Tax at the income tax rates 16.5% on the assessable income arising in Hong Kong during its tax year.

NOTE 7 — RELATED PARTY TRANSACTIONS AND BALANCES

Related party balances consisted of the following:

Balance with related company	Relationship		As of March 31, 2023	As of September 30, 2022
Prepayments	An entity under common control	(b)	$5,095,548	—
Accounts payable	An entity under common control	(a)	$480,045	$13,411,525
Amounts due to related parties	Entities under common control	(c)	$1,016,951	—

LE WORLDWIDE LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 — RELATED PARTY TRANSACTIONS AND BALANCES (cont.)

Transactions with related company	Relationship		For the six months ended March 31,
			2023	2022
Purchase of goods and services	An entity under common control	(d)	$16,789,069	$6,780,191
Rental charges	An entity under common control	(e)	$91,998	$—
Interest-free loan from related parties	Entities under common control	(f)	$1,254,780	$—

____________

(a)      Accounts payable due to related party represented the unsettled amount for purchase of goods.

(b)      Prepayments to the related party represented the prepayment for the purchase of materials. The purchase material has utilized $2,892,691 subsequent to March 31, 2023.

(c)      Amounts due to related parties represented interest-free loan from related parties and operating expenses paid on behalf of the Company.

(d)      The Company purchased finished goods and services from the related party manufacturer by placing orders from time to time.

(e)      The Company paid monthly rental charge of $15,322 (equal to HK$120,000) to the related party.

(f)      The amounts represented the loans from related parties signed on January 17, 2023 and March 29, 2023, which were unsecured, interest-free and repaid within 180 days from date of agreement.

NOTE 8  — CONCENTRATIONS OF RISKS

The Company is exposed to the following concentrations of risk:

(a)     Major customers

For the six months ended March 31, 2023 and 2022, the customers who accounted for 10% or more of the Company’s revenues and its outstanding receivable balances at year-end dates, are presented as follows:

	Six months ended March 31, 2023		March 31, 2023
Customer	Revenues	Percentage of revenues	Accounts receivable
Customer A	$11,268,494	60%	$938,000
Customer B	7,139,811	38%	3,388,736
Total	$18,408,305	98%	$4,326,736
	Six months ended March 31, 2022		March 31, 2022
Customer	Revenues	Percentage of revenues	Accounts receivable
Customer A	$6,882,556	97%	$175,724

(b)    Major vendor

For the six months ended March 31, 2023 and 2022, the vendor who accounted for 10% or more of the Company’s cost of revenue and its outstanding payable balances at year-end dates, are presented as follows:

	Six months ended March 31, 2023		March 31, 2023
Vendor	Cost of revenue	Percentage of cost	Accounts payable
Vendor A (related party)	$16,789,069	99%	$530,705
	Six months ended March 31, 2022		March 31, 2022
Vendor	Cost of revenue	Percentage of cost	Accounts payable
Vendor A (related party)	$6,780,191	100%	$622,770

LE WORLDWIDE LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8  — CONCENTRATIONS OF RISKS (cont.)

A vendor is located in China.

(c)     Credit risk

The Company believes the concentration of credit risk in its accounts receivable and cash. Cash are maintained with high credit quality institutions in Hong Kong, the composition and maturities of which are regularly monitored by the management. The Hong Kong Deposit Protection Board pays compensation up to a limit of HK$500,000 (US$63,694) if the bank in Hong Kong with which an individual/a company hold its eligible deposit fails. Accounts receivable is substantially mitigated by its ongoing credit evaluation process and relatively short collection terms. The Company determines, on a continuing basis, the probable losses and sets up an allowance for doubtful accounts based on the estimated realizable value. The Company identifies credit risk on a customer-by-customer basis. The information is monitored regularly by management. Concentration of credit risk arises when a group of customers having similar characteristics such that their ability to meet their obligations is expected to be affected similarly by changes in economic conditions. The Company does not generally require collateral from customers.

(d)    Economic and political risk

The Company’s major operations are conducted in Hong Kong. Accordingly, the political, economic, and legal environments in Hong Kong, as well as the general state of Hong Kong’s economy may influence the Company’s business, financial condition, and results of operation.

(e)     Exchange rate risk

The Company cannot guarantee that the current exchange rate will remain steady; therefore, there is a possibility that the Company could post the same amount of profit for two comparable periods and because of the fluctuating exchange rate, actually post higher or lower profit depending on exchange rate of HKD converted to US$ on that date. The exchange rate could fluctuate depending on changes in political and economic environments without notice.

NOTE 9 — COMMITMENTS AND CONTINGENCIES

From time to time, the Company may become a party to legal actions or proceedings in the ordinary course of its business. As of March 31, 2023 and September 30, 2022, there were no such actions or proceedings, either individually or in aggregate, that, if decided adversely to its interests, the Company believes would be material to its business.

NOTE 10 — SEGMENT INFORMATION

The Company follows ASC 280, Segment Reporting, which requires that companies disclose segment data based on how management makes decisions about allocating resources to each segment and evaluating their performances. The Company has one reporting segment. The Company’s chief operating decision maker has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company and hence the Company has only one reportable segment. As such, all financial segment information required by the authoritative guidance can be found in the unaudited condensed consolidated financial statements.

NOTE 11 — SUBSEQUENT EVENTS

On June 5, 2023, the Company has formed a wholly owned subsidiary in People’s Republic of China (“PRC”) with the investment capital of RMB500,000 (US$ 63,694). The principal activity of the PRC Subsidiary is to facilitate selling of products to horticultural farms based in the PRC.

The Company evaluated all events and transactions that occurred after March 31, 2023, up through the date the Company issued the unaudited condensed consolidated financial statements. Other than the event disclosed above, there was no other subsequent event occurred that would require recognition or disclosure in the Company’s unaudited condensed consolidated financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Shareholders and Board of Director of
LE WORLDWIDE LIMITED

Opinion on the Financial Statements

We have audited the accompanying consolidated carve-out balance sheets of LE Worldwide Limited (the “Company”) as of September 30, 2022, and 2021, the related consolidated carve-out statements of operations and comprehensive income (loss), parent’s net investment and cash flows for each of the two years in the period ended September 30, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2022, and 2021, and the results of its operations and its cash flows for each of the two years in the period ended September 30, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2022.

New York, New York
February 10, 2023

LE WORLDWIDE LIMITED
CONSOLIDATED CARVE-OUT BALANCE SHEETS
(Currency expressed in United States Dollars (“US$”))

	As of September 30,
	2022	2021
ASSETS
Current assets:
Accounts receivable	$19,785,313	$2,750
Total current assets	19,785,313	2,750
Deferred tax assets	—	22,783
TOTAL ASSETS	$19,785,313	$25,533

LIABILITIES AND PARENT’S NET INVESTMENT
Current liabilities:
Accounts payable, related party	$13,411,525	$—
Contract liabilities	2,688,026	301,991
Income tax liabilities	346,962	—
Total current liabilities	16,446,513	301,991
TOTAL LIABILITIES	16,446,513	301,991

Commitments and contingencies

Ordinary share, $1 par value, 50,000 shares authorized, 1,000 shares issued and outstanding as of September 30, 2022, and 2021	1,000	1,000
Parent’s net investment	3,337,800	(277,458)
Total parent’s net investment	3,338,800	(276,458)
TOTAL LIABILITIES AND PARENT’S NET INVESTMENT	$19,785,313	$25,533

The accompanying notes are an integral part of these consolidated carve-out financial statements.

LE WORLDWIDE LIMITED
CONSOLIDATED CARVE-OUT STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME (LOSS)
(Currency expressed in United States Dollars (“US$”))

	Years ended September 30,
	2022	2021
Revenues, net	$55,313,104	$127,334
Cost of revenues, related party	(51,612,456)	(90,238)
Gross profit	3,700,648	37,096

Operating expenses
Research and development	(409,639)	(112,431)
Selling and marketing	(289,713)	(41,526)
General and administrative	(617,609)	(76,302)
Total operating expenses	(1,316,961)	(230,259)
Income (loss) from operations	2,383,687	(193,163)

Other (expense) income
Interest expense	(153,014)	—
Other income, net	16,266	54,715
Total other (expense) income	(136,748)	54,715
Income (loss) before income taxes	2,246,939	(138,448)
Income tax (expense) benefit	(370,745)	22,844
NET INCOME (LOSS)	$1,876,194	$(115,604)

Other comprehensive (loss) income:
Foreign currency translation adjustments	(4,898)	308
COMPREHENSIVE INCOME (LOSS)	$1,871,296	$(115,296)

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted	1,000	1,000

EARNINGS (LOSS) PER SHARE
Basic and diluted	$1,876.19	$(115.60)

The accompanying notes are an integral part of these consolidated carve-out financial statements.

LE WORLDWIDE LIMITED
CONSOLIDATED CARVE-OUT STATEMENTS OF CHANGES IN PARENT’S NET INVESTMENT
(Currency expressed in United States Dollars (“US$”))

Total parent’s net investment
Balance as of October 1, 2020	$—
Net distribution from Parent	(161,162)
Foreign currency translation adjustment	308
Net loss for the year	(115,604)
Balance as of September 30, 2021	$(276,458)

Net distribution to Parent	1,743,962
Foreign currency translation adjustment	(4,898)
Net income for the year	1,876,194
Balance as of September 30, 2022	3,338,800

The accompanying notes are an integral part of these consolidated carve-out financial statements.

LE WORLDWIDE LIMITED
CONSOLIDATED CARVE-OUT STATEMENTS OF CASH FLOWS
(Currency expressed in United States Dollars (“US$”))

	Years ended September 30,
	2022	2021
Cash flows from operating activities:
Net income (loss)	$1,876,194	$(115,604)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities
Deferred income tax provision (benefit)	22,667	(22,844)

Change in operating assets and liabilities:
Accounts receivable	(19,782,563)	(2,750)
Accounts payable, related party	13,411,525	—
Contract liabilities	2,386,035	301,991
Income tax payable	348,077	—
Net cash (used in) provided by operating activities	(1,738,065)	160,793

Cash flows from financing activities:
Net changes in parent company investment	1,743,962	(161,162)
Net cash provided by (used in) financing activities	1,743,962	(161,162)
Effect of exchange rate change on cash	(5,897)	369

Net change in cash	—	—

CASH, BEGINNING OF YEAR	—	—
CASH, END OF YEAR	$—	$—

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income taxes	$—	$—
Cash paid for interest	$—	$—

NON-CASH INVESTING AND FINANCING ACTIVITIES
Net changes in parent company investment	$1,743,962	$(161,162)

The accompanying notes are an integral part of these consolidated carve-out financial statements.

LE WORLDWIDE LIMITED
NOTES TO CONSOLIDATED CARVE-OUT FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2022, AND 2021
(Currency expressed in United States Dollars (“US$”))

NOTE 1 — BUSINESS OVERVIEW AND BASIS OF PRESENTATION

LE Worldwide Limited (“LEW”) is a holding company organized on August 31, 2022, under the laws of the British Virgin Islands (“BVI”), which has no substantive operations other than holding all of the outstanding equity of its operating subsidiaries as described below. LEW and its subsidiaries (collectively referred to as the “Company”) is engaged in sale and marketing of horticulture-related lighting products. These products are primarily for indoor gardens and used in the construction of greenhouses. The Company sells its lighting solutions and products through several partners, including retailers and commercial distributors worldwide.

The accompanying consolidated carve-out financial statements reflect the activities of the Company and each of the entities, as contemplated after the Reorganization, as described below:

Name	Background	Ownership
Light Engine Pte. Limited (“LEPL”)	• Singapore company • Incorporated on September 3, 2022 • Issued and outstanding 1,000 ordinary shares for SG$1,000 ($697) • Investment holding	100% owned by LEW
Light Engine International Limited (“LEIL”)

•   Hong Kong company

•   Incorporated on September 5, 2022

•   Issued and outstanding 10,000 ordinary shares for HK$10,000 ($1,284)

•   Provision of sale and marketing of horticulture-related lighting solutions and products to its customers

100% owned by LEPL

Reorganization

The Reorganization transactions are completed as of the date these consolidated carve-out financial statements were available to be issued:

Light Engine Limited (“LEL”) has been engaging in the sale, manufacturing and marketing of LED-based lighting products and systems. LEL decides to exercise the business reorganization and spin-off the horticulture business (“Horticulture Business”) into a separate legal entity namely LEIL, as “LEIL NewCo”. LEL has continued its operation in general lighting business as “OldCo”.

Upon the completion of the Reorganization on December 30, 2022, LEW and OldCo both are under common control by the same beneficiary party, Cream of the Crop Limited (the “Parent”).

The accompanying consolidated carve-out financial statements are presented on a retroactive basis to reflect the reorganization on December 30, 2022.

LEW, through LEIL, currently manages the sale and distribution of lighting products and solutions (Horticulture Business), which was historically operated by OldCo and, not as a standalone entity.

Financial statements representing the historical operations of the Horticulture Business have been derived from the OldCo’s historical accounting records and are presented on a carve-out basis. All revenues and costs as well as assets and liabilities directly associated with the business activities of Horticulture Business are reflected in the accompanying consolidated carve-out financial statements. The consolidated carve-out financial statements

LE WORLDWIDE LIMITED
NOTES TO CONSOLIDATED CARVE-OUT FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2022, AND 2021
(Currency expressed in United States Dollars (“US$”))

NOTE 1 — BUSINESS OVERVIEW AND BASIS OF PRESENTATION (cont.)

also include allocations of certain general, administrative, research and development expenses and sales and marketing expenses from OldCo. However, amounts recognized by the Company are not necessarily representative of the amounts that would have been reflected in the consolidated carve-out financial statements had the Company operated independently from OldCo.

Immediately before and as contemplated by the Reorganization, the Company is legally formed and ultimately controlled by the Controlling LEW Shareholder. As such, the accompanying consolidated carve-out financial statements include the assets, liabilities, revenue, expenses and cash flows that are directly attributable to the Horticulture Business before the Reorganization. The consolidated carve-out financial statements are presented as if the Company had been in existence and the Reorganization had been in effect during the years ended September 30, 2022, and 2021.

Immediately following the Reorganization, on February 28, 2023, LEIL entered into a management and administrative services agreement (the “Service Agreement”) with United Luminous International (Holdings) Limited (“ULI”), a related party of LEW. Pursuant to the Service Agreement, ULI shall, for a period of 12 months from the completion of the Business Combination, provide certain services to LEIL, including provision of office space in Hong Kong, as well as office administration, human resources and information technology management services. In consideration for such services, LEIL shall pay to ULI a monthly service fee of HK$120,000 commencing from the completion of the Business Combination.

The assets and liabilities have been stated at historical carrying amounts. Only those assets and liabilities that are specifically identifiable to the Horticulture Business are included in the Company’s consolidated balance sheets.

All revenues and cost of revenues attributable to selling of horticulture-related lighting products were directly identifiable to the Company. Operating expenses were specifically identifiable to the Company based on product types and activities that are involved in the Horticulture Business. Any expenses except rental expenses that were not directly attributable to any specific business were allocated to the Company based on the proportion of the revenue amount of the Horticulture Business to the total revenue generated by both the Horticulture Business and OldCo. Rental expenses were allocated to the Company based on the total floor area which LEIL NewCo has occupied per square feet by its headcount.

As part of the OldCo, the Company is dependent upon the OldCo for all of its working capital and financing requirements as the OldCo uses a centralized approach to cash management and financing of its operations. Accordingly, none of the OldCo’s cash, cash equivalents or debt at the corporate level has been included in the Company in the balance sheets.

Income tax liability is calculated based on a separate return basis as if the Horticulture Business had filed separate tax returns before the completion of the Reorganization. Immediately following the Reorganization, the Horticulture Business began to file separate tax returns and report taxation based on the actual tax return of each legal entity.

Management believes the basis and amounts of these allocations are reasonable. While the expenses allocated to the Company for these items are not necessarily indicative of the expenses that would have been incurred if the Company had been a separate, stand-alone entity, the Company does not believe that there is any significant difference between the nature and amounts of these allocated expenses and the expenses that would have been incurred if the Company had been a separate, stand-alone entity.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These accompanying consolidated carve-out financial statements reflect the application of certain significant accounting policies as described in this note and elsewhere in the accompanying consolidated carve-out financial statements and notes.

•        Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging

LE WORLDWIDE LIMITED
NOTES TO CONSOLIDATED CARVE-OUT FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2022, AND 2021
(Currency expressed in United States Dollars (“US$”))

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is not an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

•        Basis of Presentation

The consolidated carve-out financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commissions (the “SEC”).

•        Basis of Consolidation

The consolidated carve-out financial statements include the financial statements of the Company and its subsidiaries. All significant intercompany transactions and balances between the Company and its subsidiaries are eliminated upon consolidation.

Subsidiaries are those entities which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at a meeting of directors.

•        Use of Estimates and Assumptions

The preparation of consolidated carve-out financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated carve-out financial statements and the reported amounts of revenues and expenses during the years presented. Significant accounting estimates reflected in the Company’s consolidated carve-out financial statements include the allowance for doubtful accounts.

The inputs into the management’s judgments and estimates consider the economic implications of COVID-19 on the Company’s critical and significant accounting estimates. Actual results could differ from these estimates and as such, differences could be material to the unaudited condensed consolidated financial statements.

•        Foreign Currency Translation and Transaction

The reporting currency of the Company is the U.S. Dollar and the accompanying consolidated carve-out financial statements have been expressed in US$. In addition, the Company and subsidiaries are operating in Hong Kong maintaining their books and record in their local currency, Hong Kong dollars (“HK$”), which is a functional currency as the primary currency of the economic environment in which their operations are conducted. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates

LE WORLDWIDE LIMITED
NOTES TO CONSOLIDATED CARVE-OUT FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2022, AND 2021
(Currency expressed in United States Dollars (“US$”))

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

of exchange in effect at that date. The equity denominated in the functional currencies is translated at the historical rates of exchange at the time of capital contributions. The results of operations and the cash flows denominated in foreign currencies are translated at the average rates of exchange during the reporting period. Because cash flows are translated based on the average translation rates, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income included in consolidated statements of changes in parent’s net investment. Transaction gains and losses arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency in the consolidated statement of operations and comprehensive income (loss).

Translation of amounts from HK$ into US$ has been made at the following exchange rates for the years ended September 30, 2022, and 2021:

	September 30, 2022	September 30, 2021
Annual average HK$:US$ exchange rate	7.8248	7.7643
Year-end HK$:US$ exchange rate	7.8500	7.7850

•        Accounts Receivable

Accounts receivables are recorded at the invoiced amount and do not bear interest, which are due within contractual payment terms, generally 15 to 90 days from shipment. Credit is provided based on evaluation of a customer’s financial condition, customer creditworthiness and their payment history. Accounts receivable outstanding longer than the contractual payment terms are considered past due. Past due balances over 90 days and over a specified amount are reviewed individually for collectability. At the end of each period, the Company specifically evaluates individual customer’s financial condition, credit history, general current economic conditions and forecasted future economic and market considerations to monitor the progress of the collection of accounts receivables. The Company will consider the allowance for doubtful accounts for any estimated losses resulting from the inability of its customers to make required payments. For the receivables that are past due or not being paid according to payment terms, the appropriate actions are taken to exhaust all means of collection, including seeking legal resolution in a court of law. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate and adjusts the allowance when necessary. Delinquent account balances are written off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

The Company does not hold any collateral or other credit enhancements over its accounts receivable balances.

•        Revenue Recognition

The Company recognizes revenue from its contracts with customers in accordance with ASC Topic 606 — Revenue from Contracts with Customers (“ASC 606”). The Company recognizes revenues when satisfying the performance obligation of the associated contract that reflects the consideration expected to be received based on the terms of the contract.

Step 1:    Identify the contract(s) with a customer.

The Company’s contract with its customers typically is the form of a purchase order issued to the Company by its customers and, to a lesser degree, in the form of a purchase order issued in connection with a formal contract executed with a customer. For the purpose of accounting for revenue under ASC 606, a contract with a customer exists when (i) the Company enters into an enforceable contract with a customer that defines each party’s rights regarding

LE WORLDWIDE LIMITED
NOTES TO CONSOLIDATED CARVE-OUT FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2022, AND 2021
(Currency expressed in United States Dollars (“US$”))

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

the goods or services to be transferred and identifies the payment terms related to these goods or services, (ii) the contract has commercial substance and, (iii) the Company determines that collection of substantially all consideration for goods or services that are transferred is probable based on the customer’s intent and ability to pay the promised consideration. The Company applies judgment in determining the customer’s ability and intention to pay, which is based on a variety of factors including the customer’s historical payment experience or, in the case of a new customer, assessed credit and financial information pertaining to the customer.

Step 2:    Identify the performance obligations in the contract.

Performance obligations promised in a contract are identified based on the goods or services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the goods or service either on its own or together with other resources that are readily available from third parties or from the Company, and are distinct in the context of the contract, whereby the transfer of the goods or services is separately identifiable from other promises in the contract. Most of the Company’s revenue is derived from purchases under which the Company provides a specific product and, as a result, there is only one performance obligation.

Step 3:    Determine the transaction price.

The transaction price is determined based on the consideration in a contract to which the Company will be entitled in exchange for transferring goods to the customer, generally fixed price in the contract.

Step 4:    Allocate the transaction price to the performance obligations in the contract.

The Company’s contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation.

Step 5:    Recognize revenue when (or as) the entity satisfies a performance obligation.

Revenue is recognized at the time the related performance obligation is satisfied by transferring a promised goods or service to a customer.

The Company derives its revenue from sale of lighting products for horticulture use. Products are sold to end-customers through several channels, including but not limited to distributors and retailers. The Company’s customers’ payment terms generally range from 15 to 90 days of fulfilling its performance obligations and recognizing revenue.

Product revenue is recognized as a distinct single performance obligation when the customer obtains control of the product, which occurs at a point in time, and may be upon shipment or upon delivery based on the contractual shipping terms of a contract. FOB origin is the Company’s standard shipping terms whereas the control of the promised products is transferred to customers. The Company’s customers do not have a right to return product. However, the Company’s customers have an explicit right to return non-conforming products under assurance-type warranties. The warranties do not represent separate performance obligations in revenue contracts. Historically, customer claims under warranties have been immaterial.

The Company has elected to apply the practical expedient to expense costs incurred as incremental costs to obtain a contract when the amortization period would have been one year or less.

LE WORLDWIDE LIMITED
NOTES TO CONSOLIDATED CARVE-OUT FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2022, AND 2021
(Currency expressed in United States Dollars (“US$”))

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Disaggregation of Revenue

The Company’s disaggregated revenues are represented by geographic areas as shown in the following tables. Pursuant to ASC 280-10-55, the Company attributed revenues to geographic areas on the basis of the location of the customer.

	Years ended September 30,
	2022	2021
USA	488,864	42,087
Europe	54,824,240	85,247
Total	$55,313,104	$127,334

Contract balances

The Company enters contracts to sell products and recognizes contract assets and liabilities that arise from these transactions. The Company recognizes revenue and corresponding accounts receivable according to ASC 606. The Company may also receive consideration, per terms of a contract, from customers prior to transferring goods to the customer. Contract liabilities relate to payments received in advance of the satisfaction of performance under the contract. Payments from customers are received based on the terms established in the contract with the customer. The Company recognizes these contract liabilities as revenue after all revenue recognition criteria are met.

The table below reflects the balances of contract liabilities as of September 30, 2022, and 2021, including the change between the years. There were no contract assets as of September 30, 2022, and 2021.

	Years ended September 30,
	2022	2021
Contract liabilities, beginning balance	$301,991	$—
Add: recognized as deferred revenue	10,640,653	426,633
Less: recognized as revenue	(8,278,654)	(124,974)
Exchange difference	24,036	332
Contract liabilities, ending balance	$2,688,026	$301,991

Principal vs Agent Considerations

When another party is involved in providing goods to the customer, the Company will apply the principal versus agent guidance in ASC Topic 606 to determine if the Company is acting as the principal or an agent to the transaction. This evaluation determined that the Company is in control of establishing the transaction price, managing all aspects of the shipment term, and taking the risk of loss for delivery, collection, and returns. Based on the Company’s evaluation of the control model, it determined that all the Company’s major businesses act as the principal rather than the agent within their revenue arrangements and such revenues are reported on a gross basis.

•        Cost of Revenue

Cost of revenue consists primarily of the cost of goods purchased from the vendors. Shipping and handling costs, associated with the distribution of finished products to customers, are borne by the customers.

•        Advertising Costs

The Company expenses advertising costs as incurred. Advertising costs for the years ended September 30, 2022, and 2021 were $1,454 and $0, respectively.

LE WORLDWIDE LIMITED
NOTES TO CONSOLIDATED CARVE-OUT FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2022, AND 2021
(Currency expressed in United States Dollars (“US$”))

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

•        Research and Development Expense

Research and development expenses include salaries and other compensation-related expenses to the Company’s research and product development personnel, and related expenses for the Company’s research and product development team. Research and development expenses amounted to $409,639 and $112,431 for the years ended September 30, 2022, and 2021, respectively.

•        Cost Allocation

Cost allocation includes allocation of certain general and administrative, and selling and marketing expenses paid by the Parent. General and administrative expenses consist primarily of payroll and related expenses of senior management and the Company’s employees, shared management expenses, including accounting, consulting, legal support services, rent, and other expenses to provide operating support to the related businesses. Allocated selling and marketing expense are mainly payroll and related expenses of marketing staff, and transportation cost. These cost allocations are made using a pro-rata method by considering the proportion of revenues, headcounts as well as estimates of time spent on the provision of services attributable to the Company.

•        Product Warranty

Under the terms of the contracts, the Company’s products are covered by assurance-type warranties to be free from defects in material and workmanship for a period of five years, commencing from the manufacturing date. The reserve for estimated warranty expense is based upon historical experience and management’s estimate of future warranty costs, including product part replacement, freight charges and related labor costs expected to be incurred to correct product failures during the warranty period. At the time a sale is recognized, the Company records estimated future warranty costs under ASC Topic 460. Such estimated costs for warranties are estimated at time of delivery and these warranties are not service warranties sold separately by the Company. Generally, the estimated claim rates of warranty are based on actual warranty experience or the Company’s best estimate. The Company has not experienced any material returns or claims where it was under obligation to honor this standard warranty provision. As such, $103,006 and $0 reserve for product warranty has been provided in the result of operations for the years ended September 30, 2022, and 2021.

•        Comprehensive Income (Loss)

ASC Topic 220, Comprehensive Income, establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income consists of two components: net income and other comprehensive income. Other comprehensive income refers to revenue, expenses, gains and losses that under GAAP are recorded as an element of equity but are excluded from net income. Other comprehensive income consists of a foreign currency translation adjustment resulting from the Company not using the U.S. Dollar as its functional currencies.

•        Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC Topic 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary shares outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended September 30, 2022, and 2021, there were no dilutive shares.

LE WORLDWIDE LIMITED
NOTES TO CONSOLIDATED CARVE-OUT FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2022, AND 2021
(Currency expressed in United States Dollars (“US$”))

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

•        Segment Reporting

ASC Topic 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments. As the Company’s chief operating decision maker has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company, thus for the years ended September 30, 2022, and 2021, the Company has one single business segment operating in Hong Kong.

•        Income Taxes

Income taxes are determined in accordance with the provisions of ASC Topic 740, Income Taxes (“ASC Topic 740”). Under this method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Any effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

ASC Topic 740 prescribes a comprehensive model for how companies should recognize, measure, present, and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under ASC Topic 740, tax positions must initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions must initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes.

For the years ended September 30, 2022, and 2021, the Company did not have any interest and penalties associated with tax positions. As of September 30, 2022, and 2021, the Company did not have any significant unrecognized uncertain tax positions.

The Company is subject to tax in local and foreign jurisdiction. As a result of its business activities, the Company will file tax returns that are subject to examination by the relevant tax authorities. As of September 30, 2022, Hong Kong tax returns for the years 2021 through 2022 are subject to examination by the tax authorities.

•        Retirement Plan Costs

Contributions to retirement plans (which are defined contribution plans) are charged to general and administrative expenses in the accompanying statements of operation as the related employee service provided. The Company is required to make contribution to their employees under a government-mandated multi-employer defined contribution pension scheme for its eligible full-time employees in Hong Kong. The Company is required to contribute a specified percentage of the participants’ relevant income based on their age and wage level. During the years ended September 30, 2022, and 2021, $27,180 and $7,482 contributions were made accordingly.

•        Related Parties

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

LE WORLDWIDE LIMITED
NOTES TO CONSOLIDATED CARVE-OUT FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2022, AND 2021
(Currency expressed in United States Dollars (“US$”))

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

•        Commitments And Contingencies

The Company follows the ASC Topic 450-20, Commitments to report accounting for contingencies. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or un-asserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or un-asserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates that a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, and an estimate of the range of possible losses, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed. Management does not believe, based upon information available at this time that these matters will have a material adverse effect on the Company’s financial position, results of operations or cash flows. However, there is no assurance that such matters will not materially and adversely affect the Company’s business, financial position, and results of operations or cash flow.

•        Fair Value Measurement

The Company follows the guidance of the ASC Topic 820-10, Fair Value Measurements and Disclosures (“ASC Topic 820-10”), with respect to financial assets and liabilities that are measured at fair value. ASC Topic 820-10 establishes a three-tier fair value hierarchy that prioritizes the inputs used in measuring fair value as follows:

•        Level 1:    Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets;

•        Level 2:    Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g., Black-Scholes Option-Pricing model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flow and discount future amounts to a present value using market-based observable inputs; and

•        Level 3:    Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models.

The carrying value of the Company’s financial instruments: accounts receivable, accounts payable, related party, contract liabilities and income tax payable, approximate at their fair values because of the short-term nature of these financial instruments.

•        Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standard Board (“FASB”) or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

LE WORLDWIDE LIMITED
NOTES TO CONSOLIDATED CARVE-OUT FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2022, AND 2021
(Currency expressed in United States Dollars (“US$”))

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

In June 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2016-13, Financial Instruments — Credit Losses (Topic 326). The new standard amends guidance on reporting credit losses for assets held at amortized cost basis and available-for-sale debt securities. In February 2020, the FASB issued ASU 2020-02, Financial Instruments — Credit Losses (Topic 326) and Leases (Topic 842) — Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 119 and Update to SEC Section on Effective Date Related to Accounting Standards Update No. 2016-02, Leases (Topic 842), which amends the effective date of the original pronouncement for smaller reporting companies. ASU 2016-13 and its amendments will be effective for the Company for interim and annual periods in fiscal years beginning after December 15, 2022. The Company believes the adoption will modify the way the Company analyzes financial instruments, but it does not anticipate a material impact on results of operations. The Company is in the process of determining the effects the adoption will have on its consolidated carve-out financial statements.

In October 2020, the FASB issued ASU 2020-08, Codification Improvements to Subtopic 310-20, Receivables — Nonrefundable Fees and Other Costs, which clarifies that, for each reporting period, an entity should re-evaluate whether a callable debt security is within the scope of ASC 310-20-35-33. For public business entities, ASU 2020-08 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. Early application is not permitted. For all other entities, ASU 2020-08 is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. This update is not expected to have a significant impact on the Company’s consolidated carve-out financial statements.

In October 2020, the FASB issued ASU 2020-10, Codification Improvements, which makes minor technical corrections and clarifications to the ASC. The amendments in Sections B and C of the ASU are effective for annual periods beginning after December 15, 2020, for public business entities. For all other entities, the amendments are effective for annual periods beginning after December 15, 2021, and interim periods within annual periods beginning after December 15, 2022. This Update is not expected to have a significant impact on the Company’s consolidated carve-out financial statements.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated carve-out financial statements.

NOTE 3 — ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following:

	As of September 30,
	2022	2021
Accounts receivable	$19,785,313	$2,750
Less: allowance for doubtful accounts	—	—
Accounts receivable, net	$19,785,313	$2,750

On September 30, 2022, and 2021, no outstanding accounts are 90 days or more past due.

The following table sets forth the accounts receivable by major products and contractual payment terms, as of September 30, 2022 and 2021:

Major Products	Contractual Terms	As of September 30, 2022	As of September 30, 2021
High-performance LED grow light product	15 – 90 Days	$16,320,017	$—
Integrated smart products	15 – 60 Days	3,460,503	—
Other supporting services	15 – 60 Days	4,793	2,750
Accounts receivable, net		$19,785,313	$2,750

LE WORLDWIDE LIMITED
NOTES TO CONSOLIDATED CARVE-OUT FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2022, AND 2021
(Currency expressed in United States Dollars (“US$”))

NOTE 3 — ACCOUNTS RECEIVABLE (cont.)

The Company generally conducts its business with creditworthy third parties. Receivable balances are monitored on an ongoing basis. To reduce credit risk, the management periodically evaluates potential credit losses, by performing regular credit evaluations of the financial conditions of the individual customer. The Company considers, among other factors, the aging of the accounts receivable, its historical write-offs, the credit worthiness of each customer, and general current economic conditions, forecasted future economic and market considerations, but historically the Company has not experienced any significant losses related to individual customers or groups of customers in any particular industry or geographic area.

NOTE 4 — PARENT’S NET INVESTMENT

LEW was incorporated in British Virgin Islands on August 31, 2022, in connection with the Reorganization, as described in Note 1. LEW is authorized to issue 50,000 ordinary shares with a par value of $1 per share.

Parent’s net investment represented the total net effect of the settlement of transactions among the Company and the Parent, in association with the Horticulture Business during the years presented.

NOTE 5 — INCOME TAXES

The Company was historically operated as part of the Parent and not as a stand-alone legal entity. The income tax provision is determined as if the Company had filed its income tax return separately under the related tax jurisdictions.

The provision for (benefit of) income taxes consisted of the following:

	Years ended September 30,
	2022	2021
Current tax	$348,077	$—
Deferred tax	22,668	(22,844)
Income tax expense (benefit)	$370,745	$(22,844)

The effective tax rate in the years presented is the result of the mix of income earned in various tax jurisdictions that apply a broad range of income tax rate, as follows:

BVI

LEW is incorporated in the British Virgin Islands and is not subject to tax on income or capital gains under current British Virgin Islands law. In addition, upon payments of dividends by LEW to its shareholders, no British Virgin Islands withholding tax will be imposed.

Singapore

LEPL incorporated in Singapore is subject to the Singapore tax law at the corporate tax rate at 17% on the assessable income arising in Singapore during its tax year. There were no assessable profits for years ended September 30, 2022, and 2021.

Hong Kong

LEIL operating in Hong Kong is subject to the Hong Kong Profits Tax at the income tax rates ranging from 8.25% to 16.5% on the assessable income arising in Hong Kong during its tax year.

LE WORLDWIDE LIMITED
NOTES TO CONSOLIDATED CARVE-OUT FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2022, AND 2021
(Currency expressed in United States Dollars (“US$”))

NOTE 5 — INCOME TAXES (cont.)

The reconciliation of Hong Kong statutory income tax rate to the effective income tax rate for the years ended September 30, 2022, and 2021 are as follows:

	Years ended September 30,
	2022	2021
Income (loss) before income taxes	$2,246,939	$(138,448)
Hong Kong statutory income tax rate	16.5%	16.5%
Income tax expense (benefit) at Hong Kong profit tax rate	370,745	(22,844)
Income tax expense (benefit)	$370,745	$(22,844)

The following table sets forth the significant components of the deferred tax assets of the Company as of September 30, 2022 and 2021:

	As of September 30,
	2022	2021
Deferred tax assets:
Net operating loss carryforwards	$—	$22,783

As of September 30, 2021, the Company incurred $138,448 of net operating loss carryforwards which can be carried forward to offset its future taxable income. There is no expiry in net operating loss carryforwards in Hong Kong tax regime. The Company did not provide valuation allowance against the deferred tax assets on the expected future benefits from the net operating loss carryforwards as the management believes it is more likely than not that these assets will be realized in the future.

NOTE 6 — RELATED PARTY TRANSACTIONS AND BALANCES

Related party balances consisted of the following:

			As of September 30,
Balance with related company	Relationship		2022	2021
Accounts payable	An entity under common control	(a)	$13,411,525	$—

			Years ended September 30,
Transactions with related company	Relationship		2022	2021
Purchase of goods	An entity under common control	(b)	$51,612,456	$90,238

____________

(a)      Accounts payable due to related party represented the unsettled amount for purchase of goods.

(b)      The Company purchased finished goods from the related party manufacturer by placing orders from time to time.

LE WORLDWIDE LIMITED
NOTES TO CONSOLIDATED CARVE-OUT FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2022, AND 2021
(Currency expressed in United States Dollars (“US$”))

NOTE 7 — CONCENTRATIONS OF RISKS

The Company is exposed to the following concentrations of risk:

(a)     Major customers

For the years ended September 30, 2022, and 2021, the customers who accounted for 10% or more of the Company’s revenues and its outstanding receivable balances at year-end dates, are presented as follows:

	Year ended September 30, 2022		September 30, 2022
Customer	Revenues	Percentage of revenues	Accounts receivable
Customer A	$51,342,838	93%	16,313,605
	Year ended September 30, 2021		September 30, 2021
Customer	Revenues	Percentage of revenues	Accounts receivable
Customer A	$85,247	67%	$2,750
Customer B	41,158	32%	—
Total:	$126,405	99%	$2,750

(b)    Major vendor

For the years ended September 30, 2022, and 2021, the vendor who accounted for 10% or more of the Company’s cost of revenue and its outstanding payable balances at year-end dates, are presented as follows:

	Year ended September 30, 2022		September 30, 2022
Vendor	Cost of revenue	Percentage of cost	Accounts payable
Vendor A (related party)	$51,612,456	100%	$13,411,525
	Year ended September 30, 2021		September 30, 2021
Vendor	Cost of revenue	Percentage of cost	Accounts payable
Vendor A (related party)	$90,238	100%	$—

Vendor A is located in China.

(c)     Credit risk

The Company believes the concentration of credit risk in its accounts receivable is substantially mitigated by its ongoing credit evaluation process and relatively short collection terms. The Company determines, on a continuing basis, the probable losses and sets up an allowance for doubtful accounts based on the estimated realizable value. The Company identifies credit risk on a customer-by-customer basis. The information is monitored regularly by management. Concentration of credit risk arises when a group of customers having similar characteristics such that their ability to meet their obligations is expected to be affected similarly by changes in economic conditions. The Company does not generally require collateral from customers.

LE WORLDWIDE LIMITED
NOTES TO CONSOLIDATED CARVE-OUT FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2022, AND 2021
(Currency expressed in United States Dollars (“US$”))

NOTE 7 — CONCENTRATIONS OF RISKS (cont.)

(d)    Economic and political risk

The Company’s major operations are conducted in Hong Kong. Accordingly, the political, economic, and legal environments in Hong Kong, as well as the general state of Hong Kong’s economy may influence the Company’s business, financial condition, and results of operations.

(e)     Exchange rate risk

The Company cannot guarantee that the current exchange rate will remain steady; therefore, there is a possibility that the Company could post the same amount of profit for two comparable periods and because of the fluctuating exchange rate, actually post higher or lower profit depending on exchange rate of HKD converted to US$ on that date. The exchange rate could fluctuate depending on changes in political and economic environments without notice.

NOTE 8 — COMMITMENTS AND CONTINGENCIES

From time to time, the Company may become a party to legal actions or proceedings in the ordinary course of its business. As of September 30, 2022, and 2021, there were no such actions or proceedings, either individually or in the aggregate, that, if decided adversely to its interests, the Company believes would be material to its business.

NOTE 9 — SEGMENT INFORMATION

The Company follows ASC 280, Segment Reporting, which requires that companies disclose segment data based on how management makes decisions about allocating resources to each segment and evaluating their performances. The Company has one reporting segment. The Company’s chief operating decision maker has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company and hence the Company has only one reportable segment.

NOTE 10 — SUBSEQUENT EVENTS

On December 23, 2022, the Company has entered into a business combination agreement (the “Agreement”) with Ace Global Business Acquisition Limited (“ACBA”), a British Virgin Islands business company. ACBA will merge with and into ACBA Merger Sub I Limited, a British Virgin Islands business company and wholly owned subsidiary of the ACBA (the “Purchaser”). ACBA Merger Sub II Limited, a British Virgin Islands business company and wholly owned subsidiary of ACBA (the “Merger Sub”), to be formed for the sole purpose of merging with and into the Company in which the Company will be the surviving entity and a wholly owned subsidiary of Purchaser (the “Acquisition Merger”). Upon the Acquisition Merger becoming effective, the Purchaser shall pay an aggregate consideration of $150,000,000 (the “Merger Consideration”) to the Company’s shareholders which shall be issued and divided into $10.00 per Ordinary Share of the Purchaser (the “Merger Consideration Shares”).

On December 31, 2022, the Company entered into subscription agreements among 3 accredited investors for the private placement of $3.3 million and the transaction was completed in January 2023.

On January 20, 2023, the Company, through its subsidiary, entered into an agreement to purchase the entire equity interest of NEOS Ventures Investment Limited, a British Virgin Island company, which currently owns certain intellectual properties and investment in non-marketable equity securities, for the purchase consideration of $257,000, primarily to enhance and re-engineer the products with the acquired technology.

The Company evaluated all events and transactions that occurred after September 30, 2022, up through the date the Company issued the consolidated carve-out financial statements. Other than the event disclosed above, there was no other subsequent event occurred that would require recognition or disclosure in the Company’s consolidated carve-out financial statements.

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20.     Indemnification of Directors and Officers.

PubCo’s Amended and Restated Memorandum and Articles of Association provide that, subject to the provisions of the BVI laws, directors and officers, past and present, will be entitled to indemnification from PubCo against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such director or officer, provided that the person acted honestly and in good faith and in what he or she believed to be in the best interests of the Company and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful, in or about the conduct of PubCo’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his or her duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning PubCo or its affairs in any court whether in the BVI or elsewhere. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 21.     Exhibits and Financial Statement Schedules.

EXHIBIT INDEX

Exhibit Number	Description
1.1+

Business Combination Agreement dated December 23, 2022 (incorporated by reference to Exhibit 2.1 to Ace Global’s Current Report on Form 8-K filed with the Securities & Exchange Commission on December 23, 2022)

3.1+

Ace Global Second Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 to Ace Global’s Current Report on Form 8-K filed with the Securities & Exchange Commission on January 9, 2023

3.2*	Certificate of Incorporation of PubCo
3.3*	Memorandum and Articles of Association of PubCo
3.4*	Amended and Restated Memorandum and Articles of Association of PubCo
3.5*	Amended Memorandum and Articles of Association of Reincorporation Merger Surviving Corporation
4.1+

Specimen Ace Global Unit Certificate (incorporated by reference to Exhibit 4.1 to the Ace Global Registration Statement on Form S-1/A (Amendment No. 3) filed with the Securities & Exchange Commission on March 29, 2021)

4.2+

Specimen Ace Global Ordinary Share Certificate (incorporated by reference to Exhibit 4.2 to the Ace Global Registration Statement on Form S-1/A (Amendment No. 3) filed with the Securities & Exchange Commission on March 29, 2021)

4.3+

Specimen Ace Global Warrant Certificate (incorporated by reference to Exhibit 4.3 to Ace Global Registration Statement on Form S-1/A (Amendment No. 3) filed with the Securities & Exchange Commission on March 29, 2021)

4.5+

Warrant Agreement, dated April 5, 2021, by and between Continental Stock Transfer & Trust Company and Ace Global (incorporated by reference to Exhibit 4.1 to Ace Global’s Current Report on Form 8-K filed with the Securities & Exchange Commission on April 9, 2021

5.1*	Form of Opinion of BTP Law LLC as to Validity of PubCo Ordinary Shares
5.2*	Form of Opinion of [*] as to Validity of PubCo Warrants
8.1*	Form of Opinion of [*] regarding certain federal income tax matters
10.1+

Letter Agreements, dated April 5, 2021, among Ace Global and each of its initial stockholders, officers and directors (incorporated by reference to Exhibit 10.1 to Ace Global’s Current Report on Form 8-K filed with the Securities & Exchange Commission on April 9, 2021)

10.2+

Investment Management Trust Account Agreement, dated April 5, 2021, by and between Continental Stock Transfer & Trust Company and Ace Global (incorporated by reference to Exhibit 10.2 to Ace Global’s Current Report on Form 8-K filed with the Securities & Exchange Commission on April 9, 2021)

Exhibit Number	Description
10.3+

Stock Escrow Agreement, dated April 5, 2021, among Ace Global, Continental Stock Transfer & Trust Company, and the initial shareholders (incorporated by reference to Exhibit 10.3 to Ace Global’s Current Report on Form 8-K filed with the Securities & Exchange Commission on April 9, 2021)

10.4+

Registration Rights Agreement, dated April 5, 2021, among Ace Global, Continental Stock Transfer & Trust Company and the initial shareholders (incorporated by reference to Exhibit 10.4 to Ace Global’s Current Report on Form 8-K filed with the Securities & Exchange Commission on April 9, 2021

10.5*	PubCo’s 2023 Equity Incentive Plan (included as Annex C to this proxy statement/prospectus)
10.6*	Form of Employment Agreement between PubCo and PubCo’s executive officers
10.7*	Form of Indemnification Agreement between PubCo and PubCo’s directors
10.8*	Form of Lock-Up Agreement (Exhibit A to the Merger Agreement)
10.9*	Promissory Note dated as of [*]
10.10*	Promissory Note dated as of [*]
10.11*	Management and Administrative Services Agreement dated February 28, 2023, between Light Engine International Limited and United Luminous International (Holdings) Limited.
14.1*	Form of Code of Ethics
23.1*	Consent of [*]
23.2*	Consent of Marcum Asia CPAs LLP
23.3*	Consent of BTP Law LLC (included in Exhibit 5.1)
23.4*	Consent of [*] (included in Exhibit 5.2)
23.5	Consent of Fangda Partners (included in Exhibit 99.*)
99.1*	Consent of [director nominee] (PubCo’s director nominee)
99.2*	Consent of [director nominee] (PubCo’s director nominee)
99.3*	Consent of [director nominee] (PubCo’s director nominee)
99.4*	Consent of [director nominee] (PubCo’s director nominee)
99.5*	Consent of [director nominee] (PubCo’s director nominee)
99.6*	Opinion of Fangda Partners regarding certain PRC matters.
99.7*	Form of Proxy for Extraordinary General Meeting of Holders of Ace Global Ordinary Shares
107*	Filing Fee Table

____________

*        To be filed

+        Previously filed and incorporated by reference

Item 22.     Undertakings

A.     PubCo hereby undertakes:

(1)    To file, during any period in which offers, or sales are being made, a post-effective amendment to this registration statement:

(i)     To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering.

(5)    For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

B.      PubCo hereby undertakes:

(1)    that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), that such reoffering prospectus will contain the information called for by the applicable registration form with respect to re-offerings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)    that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C.     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

D.     The undersigned registrant hereby undertakes (i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

E.      The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, on the [•]st day of [•], 2023.

ACBA Merger Sub I Limited
By:
Name:	Eugene Wong
Title:	Director

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following person on [*], 2023 in the capacities indicated.

Name	Title
/s/	Chief Executive Officer and Director
(Principal Executive Officer)
/s/	Chief Financial Officer
(Principal Financial and Accounting Officer)
/s/	Director

II-4